     As filed with the Securities and Exchange Commission on July 2, 2007



                                                     REGISTRATION NO. 333-

                                                                      811-9779

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  []

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                 AMENDMENT NO. 12

                   LINCOLN LIFE VARIABLE ANNUITY ACCOUNT JF-I
                (FORMERLY JPF VARIABLE ANNUITY SEPARATE ACCOUNT)

                           (EXACT NAME OF REGISTRANT)

                 THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
            (FORMERLY JEFFERSON PILOT FINANCIAL INSURANCE COMPANY)
                               (Name of Depositor)

                             1300 South Clinton St.
                           Fort Wayne, Indiana 46802

NAME AND ADDRESS OF
AGENT FOR SERVICE:                             COPY TO:

           Dennis L. Schoff, Esq.                      Frederick C. Tedeschi, Esq.
The Lincoln National Life Insurance Company    The Lincoln National Life Insurance Company
           1300 South Clinton St.                          One Granite Place
         Fort Wayne, Indiana 46802                         Concord, NH 03301

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: JULY 2, 2007

Title and amount of Securities being registered:

TITLE OF SECURITIES BEING REGISTERED:
Variable Portion of Variable Deferred Annuity Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

================================================================================

                    THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                       JPF Variable Annuity Separate Account
                  of Jefferson Pilot Financial Insurance Company

                            Supplement to Prospectus
                    and Statement of Additional Information
                                 July 2, 2007
Merger
On July 2, 2007, Jefferson Pilot Financial Insurance Company was merged with The Lincoln National Life Insurance Company ("Lincoln Life"), an Indiana domiciled insurance company (the "Merger"). Both companies are indirect subsidiaries of Lincoln National Corporation ("LNC"). LNC is a publicly held insurance and financial services holding company incorporated in Indiana.

Transfer of JPF Variable Annuity Separate Account
As a part of the merger of the two insurance companies, JPF Variable Annuity Separate Account was transferred intact from the Jefferson Pilot Financial Insurance Company to Lincoln Life (the "Transfer") and was renamed Lincoln
Life Variable Annuity Account JF-I.   The assets and liabilities of the
Separate Account immediately prior to the Merger remain intact and legally separate from any other business of Lincoln Life. The accumulation unit values for the Sub-Account(s) to which you allocated your premium payments and accumulation values did not change as a result of the Transfer of the separate account, and your policy values immediately after the Transfer are the same as your policy values immediately before the Transfer.

As a result of the Merger and the Transfer, your prospectus is amended as follows:

1. All references to Jefferson Pilot Financial Insurance Company (JPFIC, the Company, we, us, and our) refer to Lincoln Life unless Jefferson Pilot Financial Insurance Company is specifically referenced. All references to JPF Variable Annuity Separate Account or to the Separate Account refer to Lincoln Life Variable Annuity Account JF-I unless JPF Variable Annuity Separate Account is specifically referenced.

2. The section entitled Jefferson Pilot Financial Insurance Company in the prospectus and in the Statement of Additional Information is replaced with the following:

The Lincoln National Life Insurance Company (Lincoln Life, the Company, we, us, our) (EIN 35-0472300), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Lincoln Financial Group sells a wide variety of financial products and solutions through financial advisors: mutual funds, managed accounts, retirement solutions, life insurance, 401(k) and 403(b) plans, savings plans, institutional investments and comprehensive financial planning and advisory services.

On April 3, 2006, Jefferson-Pilot Corporation ("Jefferson-Pilot"), a North Carolina corporation, merged with and into a wholly owned subsidiary of LNC, the parent company of Lincoln Life. On April 2, 2007, Jefferson-Pilot Life Insurance Company

("JPLife"), one of the life insurance companies which became an indirect subsidiary of LNC as a result of the LNC/Jefferson-Pilot merger, merged into
and with Lincoln Life.   On July 2, 2007, Jefferson Pilot Financial Insurance
Company ("JPFIC"), also one of the life insurance companies which became an indirect subsidiary of LNC as a result of the LNC/Jefferson-Pilot merger, merged into and with Lincoln Life. As a result of Lincoln Life's merger with JPLife and JPFIC, the assets and liabilities of JPLife and JPFIC became part of the assets and liabilities of Lincoln Life and the life insurance policies previously issued by JPLife and JPFIC became obligations of Lincoln Life. Lincoln Life's obligations as set forth in your policy, prospectus and Statement of Additional Information have not changed as a result of either merger.

Prior to the merger of JPFIC into and with Lincoln Life, JPFIC was a stock life insurance company chartered in 1903 in Tennessee and redomesticated to New Hampshire in 1991. At the time it was acquired by Jefferson-Pilot on April 30, 1997, JPFIC was known as Chubb Life Insurance Company of America. On May 1, 1998, Chubb Life changed its name to JPFIC, and in June 2000, JPFIC redomesticated to Nebraska. As a result of the merger, the combined company is subject to the laws of Indiana governing insurance companies and to regulation by the Indiana Insurance Department.

The Policy will continue to be administered at the Service Office at 1300 South Clinton Street, Fort Wayne, Indiana ; the telephone number will remain 800-258-3648.

3. To the section entitled The Separate Account add the following paragraph:

On July 2, 2007, as a result of the merger of JPFIC into and with Lincoln Life, JPF Variable Annuity Separate Account was transferred intact from the Jefferson Pilot Financial Insurance Company to Lincoln Life (the "Transfer")
and was renamed Lincoln Life Variable Life Account JF-I.   The assets and
liabilities of the Separate Account immediately prior to the Merger remain intact and legally separate from any other business of Lincoln Life. The accumulation unit values for the Sub-Account(s) to which you allocated your premium payments and accumulation values did not change as a result of the Transfer of the separate account, and your policy values immediately after the Transfer are the same as your policy values immediately before the Transfer. As a result of the Transfer, the operations of the Separate Account will be governed by the laws of the State of Indiana. Under the laws of the State of Indiana, the income, gains, or losses of the Separate Account are credited without regard to other income, gains, or losses of the Company.
 These assets are held for our variable life insurance policies and variable annuities.

4. The section entitled Financial Statements is replaced in its entirety with the following:

The financial statements of the Separate Account, and the consolidated financial statements of Jefferson Pilot Financial Insurance Company and subsidiary, Jefferson-Pilot Life Insurance Company and subsidiary, and The Lincoln National Life Insurance Company, as well as supplemental consolidated financial statements for Lincoln Life, are located in the SAI. If you would like a free copy of the SAI, complete and mail the request on the last page of the prospectus to the address shown there, or call 1-800-258-3648.

        Please retain this supplement for future reference.

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY

                      JPF VARIABLE ANNUITY SEPARATE ACCOUNT

                 PILOT CLASSIC AND PILOT ELITE VARIABLE ANNUITY

                         Supplement Dated April 30, 2007
                              to Prospectus Dated
                                  May 1, 2002

On April 30, 2007, as reflected in the tables below, the reorganization of Jefferson Pilot Variable Fund, Inc. ("JPVF") and Lincoln Variable Insurance Products Trust ("LVIP") (the "Reorganization") became effective. The investment adviser to LVIP is Lincoln Investment Advisors Corporation ("Lincoln Investment Advisors"). Lincoln Investment Advisors is the same organization (formerly known as Jefferson Pilot Investment Advisory Corporation) which provided investment advisory services to JPVF. Lincoln Investment Advisors has contracted with the sub-investment managers listed in the table below to provide the day-to-day investment decisions for the LVIP Funds.

As a result of the Reorganization, the assets and liabilities of the JPVF portfolios shown in the table below, were transferred to newly created series of LVIP. The table shows the newly created LVIP series, the JPVF portfolio the assets and liabilities of which were transferred, and the current sub-investment manager to the newly created series:

LVIP SERIES                            JPVF PORTFOLIO                   SUB-INVESTMENT MANAGER
--------------------------------       -------------------------------  ----------------------------------
LVIP Capital Growth Fund               Capital Growth Portfolio         Wellington Management
(Standard Class)                                                        Company, LLP

LVIP T. Rowe Price Growth Stock        Strategic Growth Portfolio       T. Rowe Price Associates, Inc.
Fund (Standard Class)

LVIP S&P 500 Index Fund                S&P 500 Index Portfolio          Mellon Capital Management
(Standard Class)(1)                                                     Corporation

LVIP MFS Value Fund (Standard          Value Portfolio                  Massachusetts Financial Services
Class)                                                                  Company

LVIP Mid-Cap Growth Fund               Mid-Cap Growth Portfolio         Turner Investment Partners, Inc.
(Standard Class)

LVIP Mid-Cap Value Fund                Mid-Cap Value Portfolio          Wellington Management
(Standard Class)                                                        Company, LLP

LVIP Value Opportunities Fund          Small-Cap Value Portfolio        Dalton, Greiner, Hartman, Maher
(Standard Class)                                                        & Co., LLC

LVIP Marsico International             International Equity Portfolio   Marsico Capital Management,
Growth Fund (Standard Class)                                            LLC

LVIP Templeton Growth Fund             World Growth Portfolio           Templeton Investment Counsel,
(Standard Class)                                                        LLC

(1) "Standard & Poor's(R)", "S&P 500(R)", "Standard & Poor's 500", and "500" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by the Lincoln Variable Insurance Products Trust and its affiliates. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the product. (Please see the Statement of Additional Information which sets forth additional disclaimers and limitations of liability on behalf of S&P.)

As a result of the Reorganization, the investment objective of the JPVF Small Company Portfolio changed, and the assets and liabilities of that Portfolio were transferred to newly created series of LVIP. The following table shows the newly created LVIP series, the JPVF portfolio the assets and liabilities of which were transferred, the revised investment objective, and the current sub-investment manager to the newly created series:

LVIP                JPVF           INVESTMENT OBJECTIVE                                SUB-INVESTMENT
SERIES              PORTFOLIO                                                          MANAGER
---------------     ------------   -------------------------------------------         -----------------
LVIP Small-         Small          Seeks capital appreciation. The Fund                Mellon Capital
Cap                 Company        pursues its objective by seeking to                 Management
Index Fund          Portfolio      approximate, as closely as practicable,             Corporation
                                   before fees and expenses, the performance
                                   of the Russell 2000(R) Index(2) which
                                   emphasizes stocks of small U.S. companies.

(2) Russell Investment Group is the source and owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell 2000(R) is a trademark of Russell Investment Group.

Finally as a result of the Reorganization, the JPVF Portfolios shown in the table below were merged into existing LVIP series. The following table shows the LVIP series into which the JPVF portfolio merged, the JPVF portfolio which was merged into the LVIP series, the investment objective of the LVIP Series, and the current sub-investment manager to the surviving series:

LVIP                 JPVF          INVESTMENT OBJECTIVE                                 SUB-INVESTMENT
SERIES               PORTFOLIO                                                          MANAGER
--------------       -----------   ------------------------------------------------     ----------------
LVIP                 High          Maximum current income consistent with a             Delaware
Delaware             Yield         prudent investment strategy.                         Management
Bond Fund            Bond                                                               Company
(Service             Portfolio
Class)

LVIP                 Growth        Maximize long-term return (capital                   Delaware
Delaware             Portfolio     appreciation plus income) consistent with            Management
Growth and                         prudent investment strategy. The Fund                Company
Income Fund                        pursues its objective by investing in a
(Service                           diversified portfolio of stocks primarily of
Class)                             large-sized U.S. companies

LVIP                 Balanced      Maximize long-term return (capital                   Delaware
Delaware             Portfolio     appreciation plus income) consistent with            Management
Managed                            prudent investment strategy. The Fund                Company
Fund                               pursues its objective by investing in three
(Service                           categories of securities: equity securities
Class)                             (stocks), fixed-income securities (debt
                                   obligations) and money market securities

LVIP Money           Money         Maximum current income while (i) maintaining         Delaware
Market Fund          Market        a stable value of its shares and (ii) preserving     Management
(Standard            Portfolio     the value of the Fund.                               Company
Class)

Delaware Management Company is an affiliate of Lincoln National Corporation. Jefferson Pilot Financial Insurance Company is an indirect wholly owned subsidiary of Lincoln National Corporation.

Please review the prospectuses for each of the LVIP series enclosed with this Supplement carefully. These prospectuses contain detailed information concerning the LVIP, including information relating to investment objectives and strategies, as well as the charges and expenses and other important information you should consider before selecting the Investment Divisions of the Pilot Classic and Pilot Elite Variable Annuity policy you own.

   Supplement dated January 11, 2006 to Prospectuses dated May 1, 2005
                                     For
ENSEMBLE I, ENSEMBLE II, ENSEMBLE III, ENSEMBLE EXEC, ENSEMBLE ACCUMULATOR AND
               ENSEMBLE PROTECTOR VARIABLE LIFE INSURANCE
                    ISSUED BY: JPF SEPARATE ACCOUNT A
                                     AND
     HERITAGE I, HERITAGE II AND ENSEMBLE SL INDIVIDUAL AND SURVIVORSHIP
                           VARIABLE LIFE INSURANCE
                      ISSUED BY: JPF SEPARATE ACCOUNT C
                                     AND
             PILOT CLASSIC AND PILOT ELITE VARIABLE ANNUITIES
             ISSUED BY: JPF VARIABLE ANNUITY SEPARATE ACCOUNT
                                     AND
                         ALLEGIANCE VARIABLE ANNUITY
            ISSUED BY: JPF VARIABLE ANNUITY SEPARATE ACCOUNT II
                                     OF
                  JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
                                     AND
                    ENSEMBLE II VARIABLE LIFE INSURANCE
                     ISSUED BY: JPF SEPARATE ACCOUNT B
                                     OF
              JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
                                     AND
           ALPHA VARIABLE ANNUITY, ALPHA FLEX VARIABLE ANNUITY
               ISSUED BY: JEFFERSON-PILOT SEPARATE ACCOUNT A
                                     OF
                  JEFFERSON-PILOT LIFE INSURANCE COMPANY
                                     AND
                   JEFFERSON PILOT VARIABLE FUND, INC.

This supplement updates and amends certain information contained in the prospectuses and, to the extent is inconsistent, it supersedes it. Please retain it with your prospectus(es) for future reference. You may obtain additional copies of the prospectuses free of charge, by writing to or calling the company which issued your policy at the address or telephone number set forth below.

     On October 9, 2005 Jefferson-Pilot Corporation ("Jefferson Pilot"), the parent company of Jefferson Pilot Financial Insurance Company, Jefferson-Pilot Life Insurance Company and Jefferson Pilot LifeAmerica Insurance Company, entered into a merger agreement with Lincoln National Corporation ("LNC"), an Indiana corporation and its wholly owned acquisition subsidiary ("LNC acquisition subsidiary") a North Carolina corporation. Pursuant to the terms and conditions of the agreement Jefferson Pilot will merge with and into the LNC acquisition subsidiary, with the LNC acquisition subsidiary continuing as the surviving corporation, a direct wholly owned subsidiary of LNC. More information about the merger agreement as well as a copy of the merger agreement can be found in the Form 8-K filed by Jefferson Pilot with the Securities and Exchange Commission on October 11, 2005. The obligations of Jefferson Pilot Financial Insurance Company, Jefferson Pilot LifeAmerica Life Insurance Company and Jefferson-Pilot Life Insurance Company as set forth in your policy, prospectus and Statement of Additional Information will not change upon completion of this merger.

                 Jefferson Pilot Financial Insurance Company
                Jefferson Pilot LifeAmerica Insurance Company
                   Jefferson-Pilot Life Insurance Company
                            One Granite Place
                            Concord, NH 03301
                          (800) 258-3648 x 7719

    PLEASE RETAIN THIS SUPPLEMENT WITH YOUR PROSPECTUS FOR FUTURE REFERENCE

                             PROSPECTUS: MAY 1, 2002


                        THE PILOT ELITE VARIABLE ANNUITY
                                    ISSUED BY
                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
                               IN CONNECTION WITH
                      JPF VARIABLE ANNUITY SEPARATE ACCOUNT

One Granite Place, Concord, NH 03301   Telephone No.: 1-800-258-3648, Ext. 5394

--------------------------------------------------------------------------------

This Prospectus describes the Pilot Elite Variable Annuity (the "Policy"), an individual flexible premium deferred variable annuity offered by Jefferson Pilot Financial Insurance Company ("we", "our" or the "Company"). The Policy is designed to help you plan for retirement or other long-term purposes. You may purchase it on either a tax qualified or non-tax qualified basis.

Because this is a flexible premium annuity policy, you may pay multiple premiums. We allocate your premiums among the Variable Sub-accounts of the JPF Variable Annuity Separate Account and the Interest Rate Guarantee Periods of the Guaranteed Interest Account in the proportions that you choose. Each Variable Sub-account invests exclusively in shares of one of the following Portfolios:

JPVF GROWTH PORTFOLIO
JPVF EMERGING GROWTH PORTFOLIO
JPVF MID-CAP GROWTH PORTFOLIO
JPVF CAPITAL GROWTH PORTFOLIO
JPVF SMALL COMPANY PORTFOLIO
JPVF MID-CAP VALUE PORTFOLIO
JPVF S&P 500 INDEX PORTFOLIO
JPVF SMALL-CAP VALUE PORTFOLIO
JPVF VALUE PORTFOLIO
JPVF INTERNATIONAL EQUITY PORTFOLIO
JPVF WORLD GROWTH STOCK PORTFOLIO
JPVF BALANCED PORTFOLIO
JPVF HIGH YIELD BOND PORTFOLIO
JPVF MONEY MARKET PORTFOLIO
AMERICAN CENTURY VP INTERNATIONAL FUND

AMERICAN CENTURY VP VALUE FUND, CLASS II
AYCO GROWTH FUND

FIDELITY VIP GROWTH PORTFOLIO
FIDELITY VIP EQUITY-INCOME PORTFOLIO

FIDELITY VIP CONTRAFUND(R) PORTFOLIO

MFS(R) RESEARCH SERIES
MFS(R) UTILITIES SERIES

PIMCO TOTAL RETURN PORTFOLIO
PROFUND VP TECHNOLOGY
PROFUND VP HEALTHCARE
PROFUND VP FINANCIAL
SCUDDER VIT SMALL CAP INDEX FUND CLASS B
T. ROWE PRICE MID-CAP GROWTH PORTFOLIO II
VANGUARD(R) VIF SMALL COMPANY GROWTH PORTFOLIO
VANGUARD(R) VIF MID-CAP INDEX PORTFOLIO
VANGUARD(R) VIF REIT INDEX PORTFOLIO

We may make available other allocation options in the future. Not all Variable Sub-accounts or Interest Rate Guarantee Periods may be available in all states.


Your Accumulation Value will vary up or down depending on the investment performance of the Variable Sub-accounts to which you have allocated your premium payments. We do not guarantee any minimum Accumulation Value for amounts allocated to the Variable Sub-accounts. Amounts which you allocate to the Guaranteed Interest Account will earn a specified interest rate. A Market Value Adjustment ("MVA") could increase or decrease the value of amounts withdrawn, transferred, or annuitized from the Guaranteed Interest Account.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


We have filed a Statement of Additional Information dated May 1, 2002 with the Securities and Exchange Commission ("SEC"). The information in the Statement of Additional Information is incorporated by reference in this Prospectus. You can obtain a free copy by writing us or calling us at the address or telephone number given above or checking the appropriate box on the application at time of purchase. The Table of Contents of the Statement of Additional Information appears at page 46 of this Prospectus.


THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED OR PRECEDED BY CURRENT PROSPECTUSES FOR THE PORTFOLIOS LISTED ABOVE. PLEASE READ THIS PROSPECTUS AND THE PROSPECTUSES FOR THE PORTFOLIOS CAREFULLY AND RETAIN THEM FOR YOUR FUTURE REFERENCE.

Policies and shares of the Portfolios are not deposits or obligations of or guaranteed by any bank. They are not federally insured by the FDIC or any other government agency. Investing in the Policies involves certain investment risks, including possible loss of principal invested.

THIS PROSPECTUS AND OTHER INFORMATION ABOUT THE JPF VARIABLE ANNUITY SEPARATE ACCOUNT REQUIRED TO BE FILED WITH THE SEC CAN BE FOUND IN THE SEC'S WEB SITE AT http://www.sec.gov OR MAY BE OBTAINED FROM THE SEC'S PUBLIC REFERENCE ROOM BY CALLING 202-942-8090.

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                     Page
                                                     ----
DEFINITIONS                                            4
FEE TABLES                                             6
   Owner Transaction Expenses                          6
   Separate Account Annual Expenses                    6
   Portfolio Company Annual Expenses                   7
   Examples                                            8
SUMMARY INFORMATION ABOUT
   YOUR POLICY                                        12
CONDENSED FINANCIAL INFORMATION                       16
ALLOCATION OPTIONS                                    16
   Separate Account Investments                       16
   Mixed and Shared Funding: Conflicts of
      Interest                                        20
   The Guaranteed Interest Account                    20
   Market Value Adjustment                            21
THE PILOT ELITE VARIABLE ANNUITY
   POLICY                                             21
   Application and Issuance of Policies               21
   Free Look Period                                   22
   Premium Payments                                   22
      Initial Premium Payment                         22
      Additional Premium Payments                     22
      Allocation of Premium Payments                  22
   Accumulation Value                                 23
      Separate Account Accumulation
         Unit Value                                   23
      Minimum Accumulation Value                      23
   Transfers                                          24
      Telephone and Internet Transfers
         and Reallocations                            24
   Automated Transfers (Dollar Cost
      Averaging and Automatic
      Rebalancing)                                    25
DISTRIBUTIONS UNDER THE POLICY                        26
   Withdrawals                                        26
   Systematic Withdrawal Plan                         27
   Annuity Payments                                   27
      Maturity Date                                   27
      Election of Payment Option                      28
   Payment Options                                    28
   Death Benefit                                      29
      Death of Owner Prior to
         Maturity Date                                29
      IRS Required Distribution                       30
      Spousal Continuation of Policy                  30
      Death of Annuitant Prior to Maturity
         Date                                         30
      Death of Annuitant on or After
         Maturity Date                                31
      Death of Owner on or After
         Maturity Date                                31
      Payment of Death Benefit to
         Beneficiary                                  31
   Payment Not Honored by Bank                        31
   Beneficiary                                        31
   Restrictions Under Qualified Policies              31
   Restrictions Under Section 403(B) Plans            31
CHARGES AND DEDUCTIONS                                32
   Withdrawal Charge                                  32
   Mortality and Expense Risk Charge                  32
   Administrative Expense Charge                      33
   Optional Enhanced Death Benefit
      Charges                                         33
   Optional Extended Care Confinement &
      Terminal Illness Rider Charge                   33
   Transfer Charge                                    33
   Premium Taxes                                      33
   Federal, State and Local Taxes                     33
   Other Expenses Including Investment
      Advisory Fees                                   33
   Reduction in Charges for Certain Groups            34
CERTAIN FEDERAL INCOME TAX
   CONSEQUENCES                                       34
   Taxation of Annuities                              35
      In General                                      35
      Possible Changes in Taxation                    35
      Withdrawals from Qualified Policies             35
      Withdrawals from Non-Qualified
         Policies                                     35
      Annuity Payments                                36
      Penalty Tax                                     36
      Death Benefit Proceeds                          36
      Gifts and Other Transfers or Exchanges
         of the Policy                                37
      Multiple Policies                               37
      Withholding                                     37
      Other Tax Consequences                          37
      Qualified Plans                                 37
      Qualified Pension and Profit Sharing
         Plans                                        37
      Individual Retirement Annuities                 37
      Tax-Sheltered Annuities                         38
      Section 457 Deferred Compensation
         ("Section 457") Plans                        38
JEFFERSON PILOT FINANCIAL INSURANCE
   COMPANY                                            39
   The Separate Account                               39
DISTRIBUTOR OF THE POLICIES                           39
VOTING RIGHTS                                         40
LOANS                                                 40
ADDITIONAL INFORMATION ABOUT THE
   SEPARATE ACCOUNT                                   41
   Addition, Deletion, or Substitution of
      Investments                                     41
   Performance Data                                   42
   Company Ratings                                    43

                                                     Page
                                                     ----
GENERAL POLICY PROVISIONS                             44
LEGAL PROCEEDINGS                                     45
AVAILABLE INFORMATION                                 45
STATEMENT OF ADDITIONAL
   INFORMATION TABLE OF CONTENTS                      46
APPENDIX I-WITHDRAWAL CHARGE
   CALCULATION                                       I-1
APPENDIX II--MARKET VALUE
   ADJUSTMENT CALCULATION AND
   EXAMPLES                                         II-1
APPENDIX III--CONDENSED FINANCIAL
   INFORMATION                                     III-1


--------------------------------------------------------------------------------
     THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.
--------------------------------------------------------------------------------

DEFINITIONS
--------------------------------------------------------------------------------

ACCUMULATION UNIT--A unit of measure which we use to calculate Separate Account Value during the Pay-in Period.

ACCUMULATION VALUE--The value of all of the Accumulation Units held under your Policy in the Separate Account plus the value of all amounts held under your Policy in the Guaranteed Interest Account.

ANNUITANT--The natural person upon whose life the Annuity Payments are based. You will be the Annuitant unless you name someone else to be the Annuitant in the application. The Annuitant cannot be changed unless the Annuitant named in the application dies.

ANNUITY PAYMENTS--The payments we make to the Payee beginning on the Maturity Date. The amount of the Annuity Payments will be based on the Accumulation Value and the age and sex of the Annuitant on the Maturity Date, and the payment option and payment frequency that you select.

ANNUITY UNIT--A unit of measure we use to calculate the amount of each variable annuity payment.

BENEFICIARY--The persons or entities you designate to receive the Death Benefit under your Policy.

CODE--The Internal Revenue Code of 1986, as amended.

DEATH BENEFIT--The amount payable upon the death of the Owner during the Pay-in Period.

DUE PROOF OF DEATH--Information required by the Company to process a claim for a Death Benefit, including a death certificate and a death claim form acceptable to the Company.

EIA/VA SERVICE CENTER--One Granite Place, P.O. Box 515, Concord, NH 03302-0515. Notices, Requests and premium payments under the Policy must be sent to our EIA/VA Service Center.

GUARANTEED INTEREST ACCOUNT--An allocation option available under the Policy that provides a Guaranteed Interest Rate for a specified Interest Rate Guarantee Period. This rate will never be less than 3.00% per year. We guarantee the Guaranteed Interest Account, and it is not part of the Separate Account.

GUARANTEED INTEREST ACCOUNT VALUE--The portion of your Accumulation Value held in the Guaranteed Interest Account.

GUARANTEED INTEREST RATE--The applicable effective annual interest rate we will credit the Guaranteed Interest Account Value during each Interest Rate Guarantee Period. The rate is guaranteed to be at least 3.00% per year.

INTEREST RATE GUARANTEE PERIOD--A specified period which begins on the date that a premium payment is allocated to (or a portion of Accumulation Value is transferred to) the Guaranteed Interest Account to accumulate at a Guaranteed Interest Rate. Currently we offer one-year, three-year, and five-year Interest Rate Guarantee Periods, as well as DCA six-month and DCA one-year Interest Rate Guarantee Periods if you participate in our dollar cost averaging program.

INVESTMENT OPTION--Each Variable Sub-account of the Separate Account.

ISSUE AGE--The age of the Owner on the Policy Date.

MARKET VALUE ADJUSTMENT ("MVA")--A positive or negative adjustment applied to the Guaranteed Interest Account Value in the event of a premature Full Withdrawal, Partial Withdrawal, transfer or annuitization that is requested prior to the end of a 3-year or 5-year Interest Rate Guarantee Period. The MVA does not apply during the last 30 days of the Interest Rate Guarantee Period.

MATURITY DATE--The date on which we make the first Annuity Payment under your Policy. The Maturity Date is the first day of the Pay-out Period.

OWNER (YOU, YOUR)--The person or entity entitled to the ownership rights of the Policy. The Owner is the person in whose name the Policy is issued. It is the person or entity named in the application, unless otherwise changed. Joint Owners are permitted only if they are spouses unless we consent otherwise. You may change the Owner by sending us a signed request. Our consent is needed to change the Owner.

PAYEE--The person or entity you designate to receive Annuity Payments under your Policy.

PAY-IN PERIOD--The period during which you make payments to us. In the Policy the Pay-in Period is referred to as the Accumulation Period. The Pay-in Period is the period between the Policy Date and the Maturity Date.

PAY-OUT PERIOD--The period during which we make payments to you. In the Policy the Pay-out Period is referred to as the Annuity Period. The Pay-out Period begins on the Maturity Date and ends with the last Annuity Payment.

POLICY DATE--The effective date of your Policy and the date from which we measure your Policy years, quarters, months and anniversaries.

PORTFOLIOS--Separate investment series of underlying funds whose shares are purchased by the Variable Sub-accounts.

REQUEST--A request in a form satisfactory to us, which is received by our EIA/VA Service Center.

SEPARATE ACCOUNT--The JPF Variable Annuity Separate Account, a separate account of Jefferson Pilot Financial Insurance Company, which consists of assets set aside by the Company, the investment performance of which is kept separate from that of the general assets and all other separate account assets of the Company. The Separate Account is registered as a unit investment trust under the 1940 Act.

SEPARATE ACCOUNT VALUE--The portion of Accumulation Value held in the Separate Account. There is no guaranteed or minimum Separate Account Value.

SURRENDER VALUE--Proceeds payable upon a surrender of the Policy, equal to:

   (a) the Accumulation Value

   (b) plus or minus any applicable MVA

   (c) minus any applicable Withdrawal Charge

   (d) minus any premium tax payable by us and not previously deducted

VALUATION DAY--Any day on which the New York Stock Exchange is open for trading except when the Securities and Exchange Commission has determined that a state of emergency exists. In addition, the Company will be closed on the following local or regional business holidays which shall not constitute a Valuation Day:
Good Friday, the Friday following Thanksgiving and the day before and/or following Christmas Day.

VALUATION PERIOD--The period of time beginning at the close of business on the New York Stock Exchange on any Valuation Day and ending at the close of business on the next Valuation Day. A Valuation Period may be more than one day.


VARIABLE SUB-ACCOUNT--Separate Account assets are divided into Variable Sub-accounts. Assets of each Variable Sub-account will be invested in shares of a corresponding Portfolio.

FEE TABLES
--------------------------------------------------------------------------------

Owner Transaction Expenses
      Sales Charge on Premium Payments                                            None
      Maximum Withdrawal Charge (as a % of premium payments withdrawn) (1)        7%
      Transfer Fee                                                                No fee for first 12 transfers
                                                                                  each year; $10 for each
                                                                                  additional transfer
                                                                                  (currently not assessed)

Separate Account Annual Expenses
      (effective annual rate as a percentage of average daily net assets)
        Mortality and Expense Risk Charge                                         0.60%
        Administrative Expense Charge                                             0.15%
                                                                                  -----
Total Separate Account Annual Expenses                                            0.75%

Optional Benefits

      Optional Enhanced Death Benefit Option 1 Charge                             0.10%
      Optional Enhanced Death Benefit Option 2 Charge                             0.15%
      Optional Extended Care Confinement & Terminal Illness Rider Charge          0.05%
                                                                                  -----
Total Separate Account Annual Expenses With Maximum Optional Benefits Selected    0.95%

(1) The Withdrawal Charge is not applicable to premium payments withdrawn at least five years after they are made, to the withdrawal of investment gains on premiums allocated to the Variable Sub-accounts, to the withdrawal of interest credited on premiums allocated to the Guaranteed Interest Account or to the first 10% of aggregate premium payments withdrawn during each Policy Year. (See "Free Withdrawal Amount.")

PORTFOLIO COMPANY ANNUAL EXPENSES
(as a percentage of average net assets)

                                                                                                                 TOTAL PORTFOLIO
                                                           MANAGEMENT     12B-1 DISTRIBUTION        OTHER            ANNUAL
                                                              FEES         AND/OR SERVICING       EXPENSES          EXPENSES
                                                         (AFTER EXPENSE   FEES (AFTER EXPENSE  (AFTER EXPENSE    (AFTER EXPENSE
                                                         REIMBURSEMENTS)    REIMBURSEMENTS)    REIMBURSEMENTS)   REIMBURSEMENTS)
                                                         ---------------    ---------------    ---------------   ---------------
JPVF Growth Portfolio                                         0.75%                                 0.12%            0.87%
JPVF Emerging Growth Portfolio                                0.80%                                 0.14%            0.94%
JPVF Mid-Cap Growth Portfolio (1)                             0.90%                                 0.34%            1.24%
JPVF Capital Growth Portfolio (2)                             0.82%                                 0.09%            0.91%
JPVF Small Company Portfolio                                  0.75%                                 0.11%            0.86%
JPVF Mid-Cap Value Portfolio (1)                              1.05%                                 0.23%            1.28%
JPVF S&P 500 Index Portfolio (3)                              0.24%                                 0.04%            0.28%
JPVF Small-Cap Value Portfolio (1)                            1.30%                                 0.22%            1.52%
JPVF Value Portfolio                                          0.75%                                 0.08%            0.83%
JPVF International Equity Portfolio                           1.00%                                 0.17%            1.17%
JPVF World Growth Stock Portfolio                             0.75%                                 0.11%            0.86%
JPVF Balanced Portfolio                                       0.75%                                 0.11%            0.86%
JPVF High Yield Bond Portfolio                                0.75%                                 0.36%            1.11%
JPVF Money Market Portfolio                                   0.50%                                 0.09%            0.59%
American Century VP International Fund                        1.26%                                 0.00%            1.26%
American Century VP Value Fund, Class II                      0.90%              0.25%              0.00%            1.15%
Ayco Growth Fund (4)                                          0.80%                                 0.20%            1.00%
Fidelity VIP Growth Portfolio, Initial Class (5)              0.58%                                 0.10%            0.68%
Fidelity VIP Equity-Income Portfolio, Initial Class (5)       0.48%                                 0.10%            0.58%
Fidelity VIP Contrafund(R)Portfolio, Initial Class (5)        0.58%                                 0.10%            0.68%
MFS(R) Research Series                                        0.75%                                 0.14%            0.89%
MFS(R) Utilities Series                                       0.75%                                 0.18%            0.93%
PIMCO Total Return Portfolio (6)                              0.25%              0.15%              0.25%            0.65%
ProFund VP Technology (7)                                     0.75%              0.25%              0.98%            1.98%
ProFund VP Healthcare (7)                                     0.75%              0.25%              0.98%            1.98%
ProFund VP Financial (7)                                      0.75%              0.25%              0.98%            1.98%
Scudder VIT Small Cap Index Fund-Class B (8)                  0.35%              0.25%              0.10%            0.70%
T. Rowe Price Mid-Cap Growth Portfolio II (9)                 0.85%              0.25%              0.00%            1.10%
Vanguard VIF Small Company Growth Portfolio (10)              0.47%                                 0.04%            0.51%
Vanguard VIF Mid-Cap Index Portfolio (11)                     0.24%                                 0.06%            0.30%
Vanguard VIF REIT Index Portfolio (11)                        0.29%                                 0.10%            0.39%

(1)  Expense ratios were calculated on an annualized basis.
(2) The expense information has been restated to reflect the current management fee which was reduced effective March 1, 2002.
(3) The Portfolio's investment adviser has agreed to reimburse the Portfolio for total annual expenses above 0.28% of average net assets. Without such reimbursement, total annual expenses would have been 0.35%. The expense reimbursement plan is pursuant to a contract with the Portfolio's investment adviser which may be terminated by that investment adviser at any time after April 30, 2001 and terminates automatically on December 31, 2005.
(4) The Fund's investment adviser has agreed through December 31, 2002 to waive or limit its fees and to assume other expenses so that the total annual operating expenses of the Fund (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, distribution related expenses (if any), and other extraordinary expenses not incurred in the ordinary course of the Fund's business) are limited to 1.00% of the average daily net assets of the Fund for the fiscal year ending December 31, 2001. Without such reimbursement, total annual expenses would have been 5.35%.
(5) VIP refers to Variable Insurance Products. FMR or the fund has entered into varying arrangements with third parties who either paid or reduced a portion of the class' expenses. With these arrangements, the total annual expenses presented in the table were 0.65% for the VIP Growth Portfolio, 0.57% for the VIP Equity-Income Portfolio, and 0.64% for the VIP Contrafund(R) Portfolio. These arrangements may be discontinued at any time.
(6) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 0.66%.
(7) ProFund Advisors has contractually agreed to waive investment advisory and management service fees and to #reimburse other expenses to the extent the Portfolio's total portfolio annual expenses exceed 1.98% of the Portfolio's average daily net assets through December 31, 2002. After such date, the expense limitation may be terminated or revised. Without such reimbursements the total portfolio annual expenses in the above table would have been 2.10% for ProFund VP Technology, 2.06% for ProFund VP Healthcare and 2.10% for ProFund VP Financial.
(8) The Portfolio's Class B shares are effective May 1, 2002 and other expenses in the above table have therefore been estimated taking into consideration the investment advisor's voluntary agreement to waive a portion of its management fee and reimburse certain expenses.
(9) T. Rowe Price Mid-Cap Growth Portfolio II is a share class of T. Rowe Price Mid-Cap Growth Portfolio. The II class is not a separate mutual fund. The II class pays a 0.25% 12b-1 distribution fee to participating insurance companies. The Portfolio pays T. Rowe Price an annual all-inclusive fee that includes investment management services and ordinary, recurring operating expenses, but does not cover interest, taxes, brokerage, nonrecurring and extraordinary items or fees and expenses for the Portfolio's independent directors. The fee is based on Portfolio average daily net assets and is calculated and accrued daily.
(10) The investment advisers for this Portfolio receive a quarterly advisory fee based on an annual percentage rate applied to average month-end net assets over the quarter increased or decreased based upon the advisers' performances in comparison to a benchmark index. This performance fee structure will not be in full operation for one of the Portfolio's advisers until December 31, 2003. Please see the Portfolio's prospectus and statement of additional information for more details.
(11) The Vanguard Group provides investment advisory services to the Portfolios on an at-cost basis.
Note: The Portfolio Company expense information was provided by the Portfolios and has not been independently verified by us. See the prospectuses or statements of additional information of the Portfolios for further details.

Certain of the Portfolios' advisers reimburse the Company for administrative costs incurred in connection with administering the Portfolios as variable funding options under the Policies. The reimbursements, which are paid by the advisers and do not affect the expenses paid by owners, are separate from the expenses shown above.

EXAMPLES

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets, assuming the entire Accumulation Value is allocated to the applicable Variable Sub-account and assuming you have selected the optional benefits with the maximum charges:

1. If you surrender the Policy you would pay the following expenses:


                                                                                  1 YEAR      3 YEARS     5 YEARS   10 YEARS
                                                                                  ------      -------     -------   --------
Variable Sub-accounts:
JPVF Growth Portfolio                                                               $88        $119        $147       $261
JPVF Emerging Growth Portfolio                                                      $89        $121        $151       $271
JPVF Mid-Cap Growth Portfolio                                                       $92        $131        $168       $310
JPVF Capital Growth Portfolio                                                       $89        $120        $149       $267
JPVF Small Company Portfolio                                                        $88        $119        $146       $260
JPVF Mid-Cap Value Portfolio                                                        $92        $132        $170       $315
JPVF S&P 500 Index Portfolio(1)                                                     $82        $100        $113       $181
JPVF Small-Cap Value Portfolio                                                      $95        $140        $183       $345
JPVF Value Portfolio                                                                $88        $118        $145       $256
JPVF International Equity Portfolio                                                 $91        $129        $164       $301
JPVF World Growth Stock Portfolio                                                   $88        $119        $146       $260
JPVF Balanced Portfolio                                                             $88        $119        $146       $260
JPVF High Yield Bond Portfolio                                                      $91        $127        $160       $293
JPVF Money Market Portfolio                                                         $85        $110        $131       $224
American Century VP International Fund                                              $92        $132        $169       $312
American Century VP Value Fund, Class II                                            $91        $128        $163       $298
Ayco Growth Fund                                                                    $90        $123        $154       $278
Fidelity VIP Growth Portfolio                                                       $86        $113        $136       $236
Fidelity VIP Equity-Income Portfolio                                                $85        $110        $130       $222
Fidelity VIP Contrafund(R)Portfolio                                                 $86        $113        $136       $236
MFS(R) Research Series                                                              $88        $120        $148       $264
MFS(R) Utilities Series                                                             $89        $121        $150       $269
PIMCO Total Return Portfolio                                                        $86        $112        $134       $232
ProFund VP Technology                                                               $99        $154        $208       $402
ProFund VP Healthcare                                                               $99        $154        $208       $402
ProFund VP Financial                                                                $99        $154        $208       $402
Scudder VIT Small Cap Index Fund Class B                                            $87        $114        $137       $239
T. Rowe Price Mid-Cap Growth Portfolio II                                           $91        $126        $160       $291
Vanguard VIF Small Company Growth Portfolio                                         $85        $107        $126       $211
Vanguard VIF Mid-Cap Index Portfolio                                                $82        $100        $113       $181
Vanguard VIF REIT Index Portfolio                                                   $83        $104        $119       $196

2. If you annuitize or do not surrender the Policy, you would pay the following expenses:


                                                                                  1 YEAR      3 YEARS     5 YEARS   10 YEARS
                                                                                  ------      -------     -------   --------
Variable Sub-accounts:
JPVF Growth Portfolio                                                               $18         $59        $107       $261
JPVF Emerging Growth Portfolio                                                      $19         $61        $111       $271
JPVF Mid-Cap Growth Portfolio                                                       $22         $71        $128       $310
JPVF Capital Growth Portfolio                                                       $19         $60        $109       $267
JPVF Small Company Portfolio                                                        $18         $59        $106       $260
JPVF Mid-Cap Value Portfolio                                                        $22         $72        $130       $315
JPVF S&P 500 Index Portfolio                                                        $12         $40        $ 73       $181
JPVF Small-Cap Value Portfolio                                                      $25         $80        $143       $345
JPVF Value Portfolio                                                                $18         $58        $105       $256
JPVF International Equity Portfolio                                                 $21         $69        $124       $301
JPVF World Growth Stock Portfolio                                                   $18         $59        $106       $260
JPVF Balanced Portfolio                                                             $18         $59        $106       $260
JPVF High Yield Bond Portfolio                                                      $21         $67        $120       $293
JPVF Money Market Portfolio                                                         $15         $50        $ 91       $224
American Century VP International Fund                                              $22         $72        $129       $312
American Century VP Value Fund, Class II                                            $21         $68        $123       $298
Ayco Growth Fund                                                                    $20         $63        $114       $278
Fidelity VIP Growth Portfolio                                                       $16         $53        $ 96       $236
Fidelity VIP Equity-Income Portfolio                                                $15         $50        $ 90       $222
Fidelity VIP Contrafund(R)Portfolio                                                 $16         $53        $ 96       $236
MFS(R) Research Series                                                              $18         $60        $108       $264
MFS(R) Utilities Series                                                             $19         $61        $110       $269
PIMCO Total Return Portfolio                                                        $16         $52        $ 94       $232
ProFund VP Technology                                                               $29         $94        $168       $402
ProFund VP Healthcare                                                               $29         $94        $168       $402
ProFund VP Financial                                                                $29         $94        $168       $402
Scudder VIT Small Cap Index Fund Class B                                            $17         $54        $ 97       $239
T. Rowe Price Mid-Cap Growth Portfolio II                                           $21         $66        $120       $291
Vanguard VIF Small Company Growth Portfolio                                         $15         $47        $ 86       $211
Vanguard VIF Mid-Cap Index Portfolio                                                $12         $40        $ 73       $181
Vanguard VIF REIT Index Portfolio                                                   $13         $44        $ 79       $196

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets, assuming the entire Accumulation Value is allocated to the applicable Variable Sub-account and assuming you have not selected any of the optional benefits:

1. If you surrender the Policy, you would pay the following expenses:


                                                                                  1 YEAR      3 YEARS     5 YEARS   10 YEARS
                                                                                  ------      -------     -------   --------
Variable Sub-accounts:
JPVF Growth Portfolio                                                               $86        $113        $135       $235
JPVF Emerging Growth Portfolio                                                      $87        $115        $139       $244
JPVF Mid-Cap Growth Portfolio                                                       $90        $125        $156       $284
JPVF Capital Growth Portfolio                                                       $87        $114        $138       $240
JPVF Small Company Portfolio                                                        $86        $112        $135       $233
JPVF Mid-Cap Value Portfolio                                                        $90        $126        $159       $289
JPVF S&P 500 Index Portfolio                                                        $80        $ 94        $101       $153
JPVF Small-Cap Value Portfolio                                                      $93        $133        $172       $320
JPVF Value Portfolio                                                                $86        $111        $133       $229
JPVF International Equity Portfolio                                                 $89        $122        $152       $275
JPVF World Growth Stock Portfolio                                                   $86        $112        $135       $233
JPVF Balanced Portfolio                                                             $86        $112        $135       $233
JPVF High Yield Bond Portfolio                                                      $89        $120        $149       $267
JPVF Money Market Portfolio                                                         $83        $104        $119       $196
American Century VP International Fund                                              $90        $125        $158       $286
American Century VP Value Fund, Class II                                            $89        $122        $151       $272
Ayco Growth Fund                                                                    $88        $117        $143       $252
Fidelity VIP Growth Portfolio                                                       $84        $107        $125       $209
Fidelity VIP Equity-Income Portfolio                                                $83        $103        $119       $195
Fidelity VIP Contrafund(R)Portfolio                                                 $84        $107        $125       $209
MFS(R) Research Series                                                              $86        $113        $137       $237
MFS(R) Utilities Series                                                             $87        $115        $139       $243
PIMCO Total Return Portfolio                                                        $84        $106        $123       $205
ProFund VP Technology                                                               $97        $148        $198       $377
ProFund VP Healthcare                                                               $97        $148        $198       $377
ProFund VP Financial                                                                $97        $148        $198       $377
Scudder VIT Small Cap Index Fund Class B                                            $85        $107        $126       $211
T. Rowe Price Mid-Cap Growth Portfolio II                                           $89        $120        $149       $265
Vanguard VIF Small Company Growth Portfolio                                         $83        $101        $114       $184
Vanguard VIF Mid-Cap Index Portfolio                                                $80        $ 94        $101       $153
Vanguard VIF REIT Index Portfolio                                                   $81        $ 97        $108       $168

2. If you annuitize, or do not surrender the Policy, you would pay the following expenses:


                                                                                  1 YEAR      3 YEARS     5 YEARS   10 YEARS
                                                                                  ------      -------     -------   --------
Variable Sub-accounts:
JPVF Growth Portfolio                                                               $16         $53        $ 95       $235
JPVF Emerging Growth Portfolio                                                      $17         $55        $ 99       $244
JPVF Mid-Cap Growth Portfolio                                                       $20         $65        $116       $284
JPVF Capital Growth Portfolio                                                       $17         $54        $ 98       $240
JPVF Small Company Portfolio                                                        $16         $52        $ 95       $233
JPVF Mid-Cap Value Portfolio                                                        $20         $66        $119       $289
JPVF S&P 500 Index Portfolio                                                        $10         $34        $ 61       $153
JPVF Small-Cap Value Portfolio                                                      $23         $73        $132       $320
JPVF Value Portfolio                                                                $16         $51        $ 93       $229
JPVF International Equity Portfolio                                                 $19         $62        $112       $275
JPVF World Growth Stock Portfolio                                                   $16         $52        $ 95       $233
JPVF Balanced Portfolio                                                             $16         $52        $ 95       $233
JPVF High Yield Bond Portfolio                                                      $19         $60        $109       $267
JPVF Money Market Portfolio                                                         $13         $44        $ 79       $196
American Century VP International Fund                                              $20         $65        $118       $286
American Century VP Value Fund, Class II                                            $19         $62        $111       $272
Ayco Growth Fund                                                                    $18         $57        $103       $252
Fidelity VIP Growth Portfolio                                                       $14         $47        $ 85       $209
Fidelity VIP Equity-Income Portfolio                                                $13         $43        $ 79       $195
Fidelity VIP Contrafund(R)Portfolio                                                 $14         $47        $ 85       $209
MFS(R) Research Series                                                              $16         $53        $ 97       $237
MFS(R) Utilities Series                                                             $17         $55        $ 99       $243
PIMCO Total Return Portfolio                                                        $14         $46        $ 83       $205
ProFund VP Technology                                                               $27         $88        $158       $377
ProFund VP Healthcare                                                               $27         $88        $158       $377
ProFund VP Financial                                                                $27         $88        $158       $377
Scudder VIT Small Cap Index Fund Class B                                            $15         $47        $ 86       $211
T. Rowe Price Mid-Cap Growth Portfolio II                                           $19         $60        $109       $265
Vanguard VIF Small Company Growth Portfolio                                         $13         $41        $ 74       $184
Vanguard VIF Mid-Cap Index Portfolio                                                $10         $34        $ 61       $153
Vanguard VIF REIT Index Portfolio                                                   $11         $37        $ 68       $168

The examples in these tables assume that all expense reimbursement plans remain in effect for the time periods shown.

We have included the above table and examples to assist you in understanding the costs and expenses that you will bear, directly or indirectly, by investing in the Separate Account. The table reflects expenses of the Separate Account as well as the Portfolios. However, the examples do not take into account any premium taxes you may pay. For additional information you should read "Charges and Deductions" in the Prospectus and the section on expenses in the Prospectus for each underlying Portfolio.

SUMMARY INFORMATION ABOUT YOUR POLICY
--------------------------------------------------------------------------------

  The following summary describes some of the more important features of the Policy. The Policy is more fully described in the rest of the Prospectus. Please read the Prospectus carefully.

- THE POLICY

  The Policy is a flexible premium deferred variable annuity policy. It is designed for tax-deferred retirement investing. It can be purchased on a non-qualified basis ("Non-Qualified Policy") or in connection with certain plans qualifying for favorable Federal income tax treatment ("Qualified Policy"). The Policy, like all deferred annuity policies, has two phases: the Pay-in Period and the Pay-out Period. During the Pay-in Period, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The Pay-out Period begins when you (or your designated Payee) begin receiving payments from us under one of the payment options. The amount of money accumulated under your Policy during the Pay-in Period will be used to determine the amount of our payments to you during the Pay-out Period.

  You may allocate your premium payments to any combination of the allocation options under the Policy. The allocation options currently available are the 31 Variable Sub-accounts of the Separate Account, the three Interest Rate Guarantee Periods of the Guaranteed Interest Account and the two DCA Interest Rate Guarantee Periods of the Guaranteed Interest Account. These allocation options may not be available in all states.

  Each Variable Sub-account will invest in a single investment portfolio (a "Portfolio") of a mutual fund. Because the Separate Account Value will increase or decrease depending on the investment experience of the Variable Sub-accounts to which you allocate your premiums, you bear the entire investment risk with respect to amounts allocated to the Variable Sub-accounts. The investment policies and risks of each Portfolio are described in prospectuses for the Portfolios which accompany this Prospectus.

  The Policy may be issued as a group Policy in certain states. If you are covered under a group Policy, you will be issued a certificate as evidence of your participation under the group Policy. The description of the Policy in this Prospectus applies equally to a certificate under a group Policy unless otherwise described.

- PURCHASING THE POLICY

  You can obtain an application from your registered representative. We must receive a completed application and an initial premium payment of at least $150,000 before we will issue a Policy. Your subsequent premium payments must be at least $5,000. We will not issue a Policy to you if either you or the Annuitant are more than 90 years old. For certain types of Qualified Policies you must be age 80 or younger before we will issue a Policy to you.

  If you are considering purchasing a Qualified Policy such as an IRA or a
  Section 403(b) tax-sheltered annuity, you will receive no additional tax advantage from the Policy. Therefore, when considering whether or not to purchase the Policy, you should only consider the Policy's other features, including the availability of #lifetime payments and death benefit protection.

- INVESTMENT OPTIONS

  You can allocate and reallocate your investment among the Variable Sub-accounts. Each Variable Sub-account invests in a single Portfolio. Under the Policy, the Separate Account currently invests in the following
  Portfolios:

  Jefferson Pilot Variable Fund, Inc:
     Growth Portfolio
     Emerging Growth Portfolio
     Mid-Cap Growth Portfolio
     Capital Growth Portfolio
     Small Company Portfolio
     Mid-Cap Value Portfolio
     S&P 500 Index Portfolio
     Small-Cap Value Portfolio
     Value Portfolio
     International Equity Portfolio
     World Growth Stock Portfolio
     Balanced Portfolio
     High Yield Bond Portfolio
     Money Market Portfolio
     American Century Variable Portfolios, Inc.
     American Century VP International Fund

     American Century VP Value Fund, Class II

  Ayco Series Trust:

     Ayco Growth Fund
  Variable Insurance Products Fund:
     Fidelity VIP Growth Portfolio
     Fidelity VIP Equity-Income Portfolio
     Fidelity VIP Contrafund(R) Portfolio

  MFS(R) Variable Insurance Trust:
     MFS(R) Research Series
     MFS(R) Utilities Series

  PIMCO Variable Insurance Trust:
     Total Return Portfolio
  ProFunds VP
     ProFund VP Technology
     ProFund VP Healthcare
     ProFund VP Financial
  Deutsche VIT Funds
     Scudder VIT Small Cap Index Fund Class B
  T. Rowe Price Equity Series, Inc.
     T. Rowe Price Mid-Cap Growth Portfolio II
  Vanguard Variable Insurance Fund
     Vanguard VIF Small Company Growth Portfolio
     Vanguard VIF Mid-Cap Index Portfolio
     Vanguard VIF REIT Index Portfolio

  Each Portfolio holds its assets separately from the assets of the other Portfolios. Each Portfolio has distinct investment objectives and policies which are described in the accompanying prospectuses for the Portfolios.


- THE GUARANTEED INTEREST ACCOUNT

  We currently offer three different Interest Rate Guarantee Periods in the Guaranteed Interest Account, lasting for one, three and five years, and two different DCA Interest Rate Guarantee Periods, lasting for six months and one year, if you participate in our dollar cost averaging program. Not all periods are available in all states. We will credit specified interest rates to the amounts you allocate to the Guaranteed Interest Account. The #amounts you allocate to the Guaranteed Interest Account may be subject to an MVA, if you request a withdrawal, transfer or annuitization 31 days or more prior to the end of a three-year or five-year Interest Rate Guarantee Period. Because of this adjustment and for other reasons, the amount we pay you upon a withdrawal or apply to a transfer or annuitization may be more or less than the Guaranteed Interest Account Value at the time of the transaction. However, the MVA will never reduce the earnings on amounts allocated to the Guaranteed Interest Account to less than 3.0% per year before any applicable Withdrawal Charges.

- EXPENSES

  MORTALITY AND EXPENSE RISK CHARGE. We deduct a daily charge equal to a percentage of the net assets in the Separate Account for the mortality and expense risks that we assume. The effective annual rate of this charge is 0.60% of the Separate Account Value. This charge does not apply to the Guaranteed Interest Account.

  ADMINISTRATIVE EXPENSE CHARGE. We deduct a daily charge equal to a percentage of the net assets in each Variable Sub-account for administering the Separate Account. The effective annual rate of this charge is 0.15% of the daily value of net assets in each Variable Sub-account. We guarantee that we will not increase this charge. This charge does not apply to the Guaranteed Interest Account.

  TRANSFER CHARGE. Although we currently are not charging a transfer fee, the Policy permits us to charge you a $10 fee for each transfer in excess of 12 during any Policy Year.

  OPTIONAL ENHANCED DEATH BENEFIT CHARGES. To provide additional protection, you may choose one of two Optional Enhanced Death Benefits. If you choose Option 1, you will pay an additional charge equal to an effective annual rate of 0.10% of the daily net assets of the Separate Account. If you choose Option 2, you will pay an additional charge equal to an effective annual rate of 0.15% of the daily net assets of the Separate Account.

  OPTIONAL EXTENDED CARE CONFINEMENT & TERMINAL ILLNESS RIDER CHARGE. If you wish, you may elect to purchase this rider for an additional charge equal to an effective annual rate of 0.05% of the daily net assets of the Separate Account.

  WITHDRAWAL CHARGE. We may deduct a Withdrawal Charge from the amount of any Partial or Full Withdrawal. If a premium payment remains in your Policy for at least five years, you will not incur a Withdrawal Charge on that amount. However, a Withdrawal Charge may apply to withdrawals of amounts invested less than five years. A separate Withdrawal Charge Schedule applies to each premium payment. The Withdrawal Charge is a percentage of each premium payment withdrawn within the indicated time period. The Withdrawal Charge percentages are as follows:

               COMPLETED YEARS
                ELAPSED SINCE               PERCENTAGE
               PREMIUM PAYMENT                CHARGE
               ---------------                ------
                 Less than 1                    7%
                      1                         7%
                      2                         6%
                      3                         5%
                      4                         4%
                      5                         0%

  The Withdrawal Charge will not apply to withdrawals attributable to investment gains on your premiums allocated to Variable sub-accounts, interest credited to amounts held in the Guaranteed interest Account and certain other distributions. (See "Withdrawal Charge")

  In addition to a free withdrawal of investment gain, each year you are entitled to a free withdrawal amount equal to 10% of the aggregate premium payments at the time of the withdrawal on which we will not deduct a Withdrawal Charge.

  PREMIUM TAX. Some states charge a premium tax. We will deduct premium taxes if we must pay them. This may occur, for example, at the time when you pay the premium, surrender the Policy, make a Partial Withdrawal, when the Policy reaches the Maturity Date, or when a Death Benefit is paid.

  FUND EXPENSES. In addition to our charges under the Policy, each Portfolio deducts amounts from its assets to pay its investment advisory fees and other expenses.

- PAYMENT OPTIONS

  The Policy offers four payment options. You may choose a fixed annuity, a variable annuity, or a combination of both. The payment options include:

  - Income for a fixed period (available as a fixed annuity only).

  - Life Income (Life only; Life with guaranteed periods; Life with installment refund--available as a fixed annuity only).

  - Interest Only (available as a fixed annuity only).

  - Income of a Fixed Amount (available as a fixed annuity only).

  We reserve the right to offer additional payment options.

  You may change your payment option at any time before the Maturity Date. You may select the Maturity Date of your Policy. The Maturity Date may not be earlier than the second Policy anniversary date. The latest Maturity Date you may select is the later of the Annuitant's 90th birthday or ten years from the Policy Date. If your Policy is issued in connection with a qualified plan and you select a Maturity Date that is later than the date the Annuitant attains age 701/2, you may be required to make Partial Withdrawals prior to the Maturity Date to satisfy any minimum distribution requirements of the Code or the qualified plan. If you do not select a Maturity Date, the Maturity Date will be the later of the tenth Policy anniversary date or the Policy anniversary date on or immediately following the Annuitant's 70th birthday.

  If you select Annuity Payments on a variable basis, the amount of our payments to you will be affected by the investment performance of the Variable Sub-accounts you have selected. A fixed annuity payment option provides for payments that will be set on the Maturity Date and will not change. If you select a payment option that is a combination of variable and fixed payments, you must specify the allocation of the Accumulation Value between the fixed payment option and the variable payment option. You may not change the payment option or the frequency of Annuity Payments after we begin making Annuity Payments to you. After Annuity Payments begin, you cannot make a Full or Partial Withdrawal.

- TAXES

  You should consult a qualified tax advisor for personalized answers. If you are a natural person, generally, earnings under your Policy are not taxed until amounts are withdrawn or distributions are made (e.g., a Full or Partial Withdrawal, or Annuity Payment). You may be deemed to have received a distribution and taxes may be due if you pledge or assign your Policy. Generally, a portion of any distribution or deemed distribution will be taxable as ordinary income. The taxable portion of certain distributions may be subject to withholding. In addition, a penalty tax may apply to certain distributions or deemed distributions under the Policy.

  Special rules apply if the Policy is owned by a corporation, certain trusts or other legal entity. Generally, any such Owner must include in income any increase in the excess of the Accumulation Value over the "investment in the contract" during the taxable year.

- WITHDRAWALS

  At any time during the Pay-in Period, you may elect to receive all or a portion of your Policy's Surrender Value. The minimum Partial Withdrawal amount you may receive is $250 from a Variable Sub-account and $1,000 from the Guaranteed Interest Account. After a Partial Withdrawal, the remaining Accumulation Value must be at least $2,000.

  Although you have access to your money during the Pay-in Period, certain charges, such as the Withdrawal Charge and state premium taxes, may be deducted on a withdrawal. You may also incur Federal income tax liability or tax penalties. In addition, if you have allocated some of the value of your Policy to the three-year or five-year Interest Rate Guarantee Periods of the Guaranteed Interest Account, the amount of your proceeds may be increased or decreased by an MVA.

- DEATH BENEFIT

  We will pay a Death Benefit while the Policy is in force and before the Maturity Date, if the Owner dies, or if the Annuitant dies and the Owner is not a natural person. To receive the Death Benefit payment, the Beneficiary must return the Policy, provide us with Due Proof of Death, and elect a payment option. The Death Benefit will be at least equal to the Accumulation Value on the date we receive Due Proof of Death of the Owner (or Joint Owner). No Withdrawal Charge or MVA is imposed upon amounts paid as a Death Benefit. You may also elect an optional Enhanced Death Benefit at the time you purchase your Policy. If you elect one of the optional Enhanced Death Benefits, you will pay an additional charge.

- TRANSFERS

  During the Pay-in Period, you may transfer Accumulation Value among the allocation options subject to certain limitations. The minimum amount you may transfer from any Variable Sub-account is $250. The minimum amount you may transfer from the Guaranteed Interest Account is $1,000. Transfers from the Guaranteed Interest Account may be subject to an MVA. You may not transfer amounts into the DCA six-month or DCA one-year Interest Rate Guarantee Periods.

  During the Pay-out Period, if you have chosen a variable annuity payment option, you may transfer Separate Account Value between the various Variable Sub-accounts. However, if you have chosen a fixed annuity payment option, transfers are not permitted.

- CANCELLATION

  You have a limited time period in which to return your Policy for cancellation and receive a refund as described in your Policy. This time period depends on the state in which your Policy is issued. In most states, it is ten days after you receive the Policy. If your Policy replaces another Policy, you have 20 days in which to cancel your Policy. The amount of your refund will depend on the state in which your Policy was issued. In most states, we will pay you an amount equal to the Accumulation Value on the date we receive the Policy from you and we will not deduct any Withdrawal Charges or administrative charges that would otherwise apply. The Accumulation Value may be more or less than your premium payments. In some states, we are required to refund your premium payments minus any Partial Withdrawals you may have already made from your Policy. Since state laws differ as to the time period you have to return your Policy and the amount of the refund to which you would be entitled, you should refer to your Policy for specific information about your circumstances.

- REPORTS TO OWNERS

  Securities and Exchange Commission rules permit us to mail a single prospectus, annual and semi-annual report to each household. If you prefer to receive separate mailings for each member of your household, you may notify us by calling 1-800-258-3648, ext. 5394.

- INQUIRIES


  If you have a request or a question about procedures or your Policy, you can write to us at the EIA/VA Service Center, One Granite Place, P.O. Box 515, Concord, New Hampshire 03302-0515. You may also send us a fax at 603-226-5123 or call us at 1-800-258-3648, ext. 5394. When contacting us you should include the Policy number, your name and the Annuitant's name. Please make sure you also sign the inquiry or request.

  The foregoing summary is qualified in its entirety by the information in the remainder of this Prospectus, in the Statement of Additional Information, in the prospectus for each of the underlying Portfolios and in the Policy. You should refer to these documents for more detailed information. This Prospectus generally describes only the Policy and the Separate Account. Separate prospectuses attached hereto describe each Portfolio.

CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

  The value of an Accumulation Unit is determined on the basis of changes in the net asset value per share of the Portfolios and the assessment of the Separate Account expenses which may vary depending on the optional benefits you may have selected when purchasing your Policy. Please see Appendix III for information regarding each class of Accumulation Units.

ALLOCATION OPTIONS
--------------------------------------------------------------------------------

  You may allocate your premium payments to the Variable Sub-accounts of the Separate Account, to the Interest Rate Guarantee Periods of the Guaranteed Interest Account, or to a combination of these allocation options. You may only allocate your premium payments to the DCA six-month and DCA one-year Interest Rate Guarantee Periods if you participate in our dollar cost averaging program. These allocation options may not be available in all states. We reserve the right to limit the number of Variable Sub-accounts to which you may allocate your premium payments over the life of your Policy. There is no guaranteed or minimum Surrender Value for any premium payments or amounts allocated to any Variable Sub-account.

- SEPARATE ACCOUNT INVESTMENTS


  The Separate Account currently is divided into 31 Variable Sub-accounts. We reserve the right to add, consolidate or remove Variable Sub-accounts. Each Variable Sub-accounts reflects the investment performance of a specific underlying Portfolio. Currently, the Variable Sub-accounts invest in Portfolios of the following open-end management investment companies:



   Jefferson Pilot Variable Fund, Inc. ("JPVF")
   American Century Variable Portfolios, Inc.
   Ayco Series Trust
   Fidelity(R) Variable Insurance Products Fund ("VIP")

   MFS(R) Variable Insurance Trust

   PIMCO Variable Insurance Trust

   ProFunds VP
   Deutsche VIT Funds
   T. Rowe Price Equity Series, Inc.
   Vanguard Variable Insurance Fund


  Each Portfolio is managed by a registered investment adviser.

  The investment advisor for JPVF is Jefferson Pilot Investment Advisory Corporation. Jefferson Pilot Investment Advisory Corporation has contracted with the unaffiliated sub-investment managers listed in the table below to provide the day-to-day investment decisions for the JPVF Portfolios.

  The investment advisor for the American Century Variable Portfolios, Inc. is American Century Investment Management, Inc. ("American Century").

  The investment advisor for the Ayco Series Trust is The Ayco Company, L.P. ("Ayco").


  The investment advisor for VIP is Fidelity Management & Research Company ("FMR"). FMR Co., Inc. ("FMRC") serves as sub-advisor for the VIP Equity-Income Portfolio and the VIP Growth Portfolio. FMR has entered into sub-advisory agreements with FMRC, Fidelity Management & Research (U.K.) Inc., Fidelity Management & Research Far East Inc. and Fidelity Investments Japan Limited to provide sub-advisory services to the Contrafund(R)Portfolio.


  The investment advisor for the MFS(R) Variable Insurance Trust is Massachusetts Financial Services Company ("MFS").


  The investment advisor for the PIMCO Variable Insurance Trust is Pacific Investment Management Company ("PIMCO").

  The investment adviser for ProFunds VP is ProFund Advisors LLC.

  The investment adviser for Deutsche VIT Funds is Deutsche Asset Management, Inc. ("Deutsche").

  The investment adviser for T. Rowe Price Equity Series, Inc. is T. Rowe Price Associates, Inc. ("T. Rowe Price").

  The investment advisers for the Vanguard Small Company Portfolio of the Vanguard Variable Insurance Fund are Granahan Investment Management, Inc. ("Granahan") and Grantham, Mayo, Van Otterloo & Co. LLC ("GMO"). The Vanguard Group serves as the investment adviser for the Vanguard Mid-Cap VIF Index Portfolio and the Vanguard VIF REIT Index Portfolio.

  The investment objective and manager of each Portfolio is as follows:


----------------------------------------------------------------------------------------------------------------------------------
                                            EQUITY PORTFOLIO CHOICES
----------------------------------------------------------------------------------------------------------------------------------
PORTFOLIO NAME                              OBJECTIVE                                                   MANAGER
----------------------------------------------------------------------------------------------------------------------------------
JPVF Growth Portfolio                       Capital growth by investing primarily in equity             Strong Capital
                                            securities that the Sub-Investment Manager                  Management, Inc.
                                            believes have above-average growth prospects.
----------------------------------------------------------------------------------------------------------------------------------
JPVF                                        Emerging Growth Portfolio Long-term growth of               MFS
                                            capital. Dividend and interest  income from
                                            portfolio securities, if any, is incidental to
                                            the Portfolio's investment objective of long
                                            term growth.
----------------------------------------------------------------------------------------------------------------------------------
JPVF Mid-Cap Growth Portfolio               Seeks capital appreciation.                                 Turner Investment
                                                                                                        Partners, Inc.
----------------------------------------------------------------------------------------------------------------------------------
JPVF Capital Growth Portfolio               Seeks capital growth. Realization of income is not          Janus Capital
                                            a significant investment consideration and any              Management LLC
                                            income realized will be incidental.
----------------------------------------------------------------------------------------------------------------------------------
JPVF Small Company Portfolio                Seeks growth of capital. The Portfolio pursues its          Lord, Abbett &
Company                                     objective by investing primarily in a diversified
                                            portfolio of equity securities issued by small
                                            companies.
----------------------------------------------------------------------------------------------------------------------------------
JPVF Mid-Cap Value Portfolio                Seeks capital appreciation.                                 Wellington
                                                                                                        Management
                                                                                                        Company
----------------------------------------------------------------------------------------------------------------------------------
JPVF S&P 500 Index Portfolio(1)             Seeks investment results that correspond to the             Barclays Global Fund
                                            total return of common stocks publicly traded in            Advisors
                                            the United States, as represented by the S&P 500.
----------------------------------------------------------------------------------------------------------------------------------
JPVF Small-Cap Value Portfolio              Seeks long-term capital appreciation by investing           Dalton, Greiner,
                                            primarily in securities of small-cap companies.             Hartman, Maher & Co.
----------------------------------------------------------------------------------------------------------------------------------
JPVF Value Portfolio                        Long-term growth of capital by investing primarily          Credit Suisse Asset
                                            in a wide range of equity issues that may offer             Management, LLC
                                            capital appreciation and, secondarily, to seek a
                                            reasonable level of current income.
----------------------------------------------------------------------------------------------------------------------------------
JPVF International Equity Portfolio         Long-term growth of capital through investments             Lombard Odier
                                            in securities whose primary trading markets are             International Portfolio
                                            outside the United States.                                  Management Limited
----------------------------------------------------------------------------------------------------------------------------------
JPVF World Growth Stock Portfolio           Long-term capital growth through a policy of                Templeton Investment
                                            investing primarily in stocks of companies                  Counsel, LLC
                                            organized in the U.S. or in any foreign nation.
                                            A portion of the Portfolio may also be invested in
                                            debt obligations of companies and governments of
                                            any nation. Any income realized will be incidental.
----------------------------------------------------------------------------------------------------------------------------------
American Century VP International           Seeks capital growth.                                       American Century
Fund
----------------------------------------------------------------------------------------------------------------------------------
American Century VP Value Fund,             Seeks long-term capital growth. Income is a                 American Century
Class II                                    secondary objective.
----------------------------------------------------------------------------------------------------------------------------------
Ayco Growth Fund                            Seeks long-term growth of capital.                          The Ayco Company, L.P.
----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio               Seeks to achieve capital appreciation.                      FMR
----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio        Seeks reasonable income. The Portfolio will also            FMR
                                            consider the potential for capital appreciation.
                                            The Portfolio's goal is to achieve a yield which
                                            exceeds the composite yield on the securities
                                            comprising the Standard & Poor's Composite Index
                                            of 500 Stocks (S&P 500).
----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R) Portfolio        Seeks long-term capital appreciation.                       FMR
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                            EQUITY PORTFOLIO CHOICES
----------------------------------------------------------------------------------------------------------------------------------
PORTFOLIO NAME                              OBJECTIVE                                                   MANAGER
----------------------------------------------------------------------------------------------------------------------------------
MFS(R) Research                             Seeks to provide long-term growth of capital and            MFS
                                            future income.
----------------------------------------------------------------------------------------------------------------------------------
MFS(R) Utilities                            Seeks capital growth and current income (income             MFS
                                            above that available from a portfolio invested
                                            entirely in equity securities).
----------------------------------------------------------------------------------------------------------------------------------
ProFund VP Technology                       Seeks daily investment results, before fees and             ProFund Advisors LLC
                                            expenses, that correspond to the daily performance
                                            of the Dow Jones U.S. Technology Sector Index.
----------------------------------------------------------------------------------------------------------------------------------
ProFund VP Healthcare                       Seeks daily investment results, before fees and             ProFund Advisors LLC
                                            expenses, that correspond to the daily performance
                                            of the Dow Jones U.S. Healthcare Sector Index.
----------------------------------------------------------------------------------------------------------------------------------
ProFund VP Financial                        Seeks daily investment results, before fees                 ProFund Advisors LLC
                                            and expenses, that corresponds to the daily
                                            performance of the Dow Jones U.S. Financial
                                            Sector Index.
----------------------------------------------------------------------------------------------------------------------------------
Scudder VIT Small Cap                       Seeks to replicate, as closely as possible, before          Deutsche
Index Fund Class B                          expenses, the performance of the Russell 2000
                                            Small Stock Index, which emphasizes stocks of
                                            small U.S. companies.
----------------------------------------------------------------------------------------------------------------------------------
T. Rowe Price Mid-Cap                       Seeks to provide long-term capital appreciation by          T. Rowe Price
Growth Portfolio II                         investing in mid-cap stocks with potential for
                                            above-average earnings growth.
----------------------------------------------------------------------------------------------------------------------------------
Vanguard VIF Small Company                  Seeks to provide long-term growth of capital.               Granahan and GMO
Growth Portfolio
----------------------------------------------------------------------------------------------------------------------------------
Vanguard VIF Mid-Cap                        Seeks to provide long-term growth of capital by             Vanguard
Index Portfolio                             attempting to match the performance of a broad-
                                            based market index of stocks of medium-size U.S.
                                            companies.
----------------------------------------------------------------------------------------------------------------------------------
Vanguard VIF REIT Index                     Seeks to provide a high level of Portfolio income           Vanguard
                                            and moderate long-term growth of capital.
----------------------------------------------------------------------------------------------------------------------------------
                                            EQUITY AND FIXED-INCOME PORTFOLIO CHOICES
----------------------------------------------------------------------------------------------------------------------------------
PORTFOLIO NAME                              OBJECTIVE                                                   MANAGER
----------------------------------------------------------------------------------------------------------------------------------
JPVF Balanced Portfolio                     Reasonable current income and long-term capital             Janus Capital
                                            growth, consistent with conservation of capital,            Management LLC
                                            by investing primarily in common stocks and fixed
                                            income securities.
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                         FIXED INCOME PORTFOLIO CHOICES
----------------------------------------------------------------------------------------------------------------------------------
PORTFOLIO NAME                              OBJECTIVE                                                   MANAGER
----------------------------------------------------------------------------------------------------------------------------------
JPVF High Yield Bond Portfolio              High level of current income by investing primarily         MFS
                                            in corporate obligations with emphasis on higher
                                            yielding, higher risk, lower-rated or unrated
                                            securities.
----------------------------------------------------------------------------------------------------------------------------------
JPVF Money Market Portfolio                 Seeks to achieve as high a level of current income          MFS
                                            as is consistent with preservation of capital and
                                            liquidity.
----------------------------------------------------------------------------------------------------------------------------------
PIMCO Total Return Portfolio                Seeks maximum total return, consistent with PIMCO
                                            preservation of capital and prudent investment
                                            management.
----------------------------------------------------------------------------------------------------------------------------------


(1) "Standard & Poor's(R)", "S&P(R)", "Standard & Poor's 500", and "500" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by the Portfolio. The Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Portfolio.

An investment in the JPVF Money Market Portfolio is neither insured nor guaranteed by the U.S. Government or the FDIC or any other agency.

We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to Variable Sub-accounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Portfolios in which those Variable Sub-accounts invest. You bear the investment risk that those Portfolios will not meet their investment objectives. You should carefully review their prospectuses before allocating amounts to the Variable Sub-accounts of the Separate Account.

- MIXED AND SHARED FUNDING: CONFLICTS OF INTEREST

  Shares of the Portfolios are available to insurance company separate accounts which fund variable annuity and variable life insurance policies, including the Policy described in the Prospectus. Shares of the Portfolios are offered to separate accounts of both affiliated and unaffiliated insurance companies. It is conceivable that, in the future, it may not be advantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in these Portfolios simultaneously, since the interests of such owners may differ. Although neither the Company nor the Portfolios currently foresee any such disadvantages either to variable life insurance or variable annuity owners, each Portfolio's Board of Trustees/Directors has agreed to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Portfolio. This might force that Portfolio to sell portfolio securities at disadvantageous prices.

- THE GUARANTEED INTEREST ACCOUNT

  Premium payments allocated to the Guaranteed Interest Account and transfers to the Guaranteed Interest Account are not part of the Separate Account. Rather, the Guaranteed Interest Account is guaranteed by our general account which supports our insurance and annuity obligations. Interests in the Guaranteed Interest Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933 and the Guaranteed Interest Account has not been registered as an investment company under the Investment Company Act of 1940 ("1940 Act"). However, disclosures about the Guaranteed Interest Account may be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses. Disclosure in this Prospectus relating to the Guaranteed Interest Account has not been reviewed by the SEC.

  Within the Guaranteed Interest Account, we currently offer three Interest Rate Guarantee Periods, lasting for one, three, and five years. We also currently offer DCA six-month and DCA one-year Interest Rate Guarantee Periods that you may utilize in order to participate in our dollar cost averaging program. The Guaranteed Interest Account, or certain of the Interest Rate Guarantee Periods, may not be available in all states. We will start a new Interest Rate Guarantee Period for each premium payment you allocate and each amount you transfer to the Guaranteed Interest Account. We will credit interest at a specified Guaranteed Interest Rate on each Interest Rate Guarantee Period.

  The actual credited rate will be the interest rate in effect on the day that premium payments are allocated or amounts are transferred to the Guaranteed Interest Account. All interest rates are stated as annual effective yields. The interest rate for new money allocated to the Guaranteed Interest Account will reset periodically. Interest rates are set at the Company's sole discretion, but will never be less than an annual effective yield of 3.0%. The interest rate for premium payments allocated to the DCA six-month and DCA one-year Interest Rate Guarantee Periods is on the declining balance for such Periods. There is no specific formula for determining the Guaranteed Interest Rate. Some of the factors that we may consider in #determining the Guaranteed Interest Rate are: general economic trends, rates of return currently available and anticipated on our investments; expected investment yields; regulatory and tax requirements; and competitive factors.

  Amounts you allocate to the three-year and five-year Interest Rate Guarantee Periods may be subject to an MVA upon a withdrawal, transfer or annuitization requested 31 days or more prior to the end of the applicable Interest Rate Guarantee Period. The MVA will never reduce the return on amounts allocated to an Interest Rate Guarantee Period to less than 3.0% per year before any applicable Withdrawal Charge. Because of this adjustment and for other reasons, the amount you receive upon withdrawal or the amount applied to a transfer or annuitization may be more or less than the Account Value of the relevant Interest Rate Guarantee Period at the time of the transaction. You may only allocate new premium payments to the DCA six-month and DCA one-year Interest Rate Guarantee Periods. You cannot transfer Accumulation Value from a Variable Sub-account or any of the Interest Rate Guarantee Periods into a DCA Interest Rate Guarantee Period.

  You may elect to have your premium payments allocated to the Interest Rate Guarantee Periods at any time. In addition, you may transfer all or part of the Separate Account Value to one or more of the Interest Rate Guarantee Periods, except for the DCA six-month and DCA one-year Interest Rate Guarantee Periods, prior to the Maturity Date.

- MARKET VALUE ADJUSTMENT

  The proceeds of a withdrawal or transfer made from the three or five year Interest Rate Guarantee Period of the Guaranteed Interest Account 31 days or more prior to the end of the applicable Interest Rate Guarantee Period will be increased or decreased by the application of the MVA. If the Maturity Date is 31 or more days before the end of a three or five year Interest Rate Guarantee Period, the amount applied to Annuity Payments from the Guaranteed Interest Account also may be increased or decreased by an MVA. Where applicable, the MVA is applied to the Guaranteed Interest Account Value. Even on a partial withdrawal, a negative MVA may be as much as the total interest credited to the relevant Interest Rate Guarantee Period, as of the withdrawal date, in excess of an effective annual rate of 3.0%. No MVA is applied to any withdrawal or transfer made during the last 30 days of the Interest Rate Guarantee Period.

  The MVA will reflect the relationship between (a) the interest rate for the Guaranteed Interest Account then currently available for the period of time which most closely approximates the duration remaining in the Interest Rate Guarantee Period from which the withdrawal, or transfer is made, and (b) the Guaranteed Interest Rate applicable to the Interest Rate Guarantee Period from which the withdrawal or transfer is made at the time of the transaction. For purposes of calculating (a) above, fractional years will be rounded to the nearest month and the interest rate will be calculated using linear interpolation.

  Generally, if your Guaranteed Interest Rate does not exceed the applicable currently available interest rate by at least 0.4%, then the application of the MVA will reduce the proceeds of a withdrawal or transfer. Conversely, if your Guaranteed Interest Rate exceeds the applicable currently available interest rate by more than 0.4%, the application of the MVA will increase the proceeds of a withdrawal or transfer.

  For example, assume that an Owner selects an initial Interest Rate Guarantee Period of five years and the Guaranteed Interest Rate for that duration is 8% per annum, and, at the end of four years, the Owner makes a Partial Withdrawal. If the currently available interest rate for the one year Interest Rate Guarantee Period is then 6%, the MVA will be positive and will increase the proceeds. On the other hand, if the currently available interest rate for the one year Interest Rate Guarantee Period is higher than the Guaranteed Interest Rate, for example 10%, the application of the MVA will cause a decrease in the amount payable.

  The MVA will never reduce the return on amounts allocated to the Interest Rate Guarantee Periods below 3.0% per year. Where applicable, the MVA only applies to the portion of the partial withdrawal withdrawn from the Guranteed Interest Account.

  The formula for calculating the MVA is set forth in Appendix II to this Prospectus, which contains examples of the application of the MVA.

THE PILOT ELITE VARIABLE ANNUITY POLICY
--------------------------------------------------------------------------------

  The Pilot Elite Variable Annuity Policy (the "Policy") is an individual flexible premium deferred variable annuity policy. You may purchase the Policy on a non-qualified basis ("Non-Qualified Policy"). You may also purchase the Policy in connection with retirement plans or individual retirement accounts that qualify for favorable Federal income tax treatment ("Qualified Policy"). The Policy is designed to aid you in long-term financial planning.

- APPLICATION AND ISSUANCE OF POLICIES

  Before we will issue a Policy, we must receive a completed application and an initial premium payment of at least $150,000. We reserve the right to reject any application or premium payment. For a Non-Qualified Policy, you (or the Annuitant, if you are not the Annuitant) must be age 90 or #younger. You must be age 80 or younger for certain types of Qualified Policies. The Policy is not available in all states.

  If you properly complete the application and it can be accepted in the form received, your initial premium payment, minus any applicable premium tax, will be credited to the Accumulation Value within two business days after the later of our receipt of the application or our receipt of the initial premium payment at our EIA/VA Service Center. If we cannot credit the initial premium payment to the Separate Account because the application or other issuing requirements are incomplete, we will contact you within five business days and give an explanation for the delay. We will return the initial premium payment to you at that time unless you permit us to keep the initial premium payment and credit it as soon as the necessary requirements are fulfilled. In that event, we will credit the initial premium payment, minus any applicable premium tax, to the Accumulation Value within two business days of the application's completion.


  Your Policy will become effective on the date we credit the initial premium payment, minus any applicable premium tax, to the Accumulation Value.

- FREE LOOK PERIOD

  You have a limited time period in which to return your Policy for cancellation and receive a refund as described in your Policy. This time period depends on the state in which your Policy is issued. In most states, it is ten days after you receive it. In most states if your Policy replaces another Policy, you have 20 days in which to cancel your Policy.

  In order to cancel the Policy you must deliver or mail a written notice to our EIA/VA Service Center, or to your registered representative from whom you purchased the Policy, and return the Policy. Your cancellation will be effective upon being postmarked, properly addressed and postage paid. The Policy will then be void as if it had never been issued.

  The amount of your refund will depend on the state in which your Policy was issued. In most states we will pay you an amount equal to the Accumulation Value on the date we receive the Policy from you. We will not deduct any Withdrawal Charges or administrative charges that would otherwise apply. The Accumulation Value at that time may be more or less than your premium payments. In some states we are required to refund your premium payments minus any Partial Withdrawals you may have already made from your Policy. If your Policy is issued in one of the states where we are required to refund your premium payments, the amount of your refund may be more or less than your Accumulation Value at that time.

- PREMIUM PAYMENTS

  You should make all premium payments, checks, or electronic fund transfers payable to Jefferson Pilot Financial Insurance Company and they should be sent to our EIA/VA Service Center. We will provide you with a confirmation of each transaction. Your premium payments may be made directly on a flexible basis or through the systematic investment program on a monthly or quarterly basis. For certain qualified plans, premium payments may be made through a group billing or payroll deduction arrangement on a periodic basis.

  INITIAL PREMIUM PAYMENT. The minimum initial premium payment is currently $150,000. We reserve the right to increase or decrease this amount for Policies issued after some future date. The initial premium payment is the only premium payment required to be paid under a Policy. The maximum initial premium payment that we currently accept without our prior approval is $1,000,000 if you are age 65 or younger and $500,000 if you are over age 65.

  ADDITIONAL PREMIUM PAYMENTS. Prior to the Maturity Date and before a Death Benefit has become payable, you may make additional premium payments at any interval. The minimum additional premium payment under the Policy is $5,000. We reserve the right to limit the sum of premium payments and transfers to the Guaranteed Interest Account to $25,000 during any 12 month period. Total premium payments under the Policy may not exceed $1,000,000 without our prior approval. Additional premium payments will be credited to Accumulation Value as of the Valuation Period during which they are received at our EIA/VA Service Center.

  ALLOCATION OF PREMIUM PAYMENTS. We will allocate your premium payments among the Variable Sub-accounts as specified in your application. If you fail to specify how premium payments are to be allocated, the application cannot be accepted. You must allocate premium payments to one or more Variable Sub-accounts or Interest Rate Guarantee Periods, or some combination thereof in whole percentages (totaling 100%). Any allocation to a Variable Sub-account must be at least $50 and at least 5% of a premium payment. Any allocation to a one-year, three-year or five-year Interest Rate Guarantee Period of the Guaranteed Interest Account must be at least $1,000. Any allocation to a DCA six-month or DCA one-year Interest Rate Guarantee Period must be at least $5,000.

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  The allocation specified in the application will continue to be used for additional premium payments unless you request a change of allocation. If you allocated some or all of your initial premium payment to a DCA six-month or DCA one-year Interest Rate Guarantee Period, any subsequent premium payments will be allocated according to the future premium allocation instructions indicated on your Additional Features Form, if any. If you did not provide for future premium allocation instructions on this Form, that portion of your premium payment that would have been allocated to the DCA Interest Guarantee Period will instead be allocated into the allocation options indicated in the dollar cost averaging section of your completed Additional Features Form and the remaining portion of your subsequent payments will be allocated according to the instructions in your application.

  You may change the allocation instructions for premium payments any time before the Maturity Date by sending a Request to our EIA/VA Service Center. You must specify your new allocation choices. The allocation change will apply to premium payments received with or after the Request.

- ACCUMULATION VALUE

  On the Policy Date, your Accumulation Value equals your initial premium payment minus any applicable charge for premium taxes. Thereafter, on any day on or before your Maturity Date, your Accumulation Value equals the sum of the Separate Account Value and the Guaranteed Interest Account Value.

  Your Accumulation Value will increase by:

  - any additional premium payments we receive;

  - any increases in the Accumulation Value due to investment results of the Variable Sub-accounts you have selected;

  - interest credited to the Guaranteed Interest Account.

  Your Accumulation Value will decrease by:

  - any Partial or Full Withdrawals, including applicable charges;

  - any decreases in your Accumulation Value due to investment results of the Variable Sub-accounts you have selected;

  - the Mortality and Expense Risk Charge, the Administrative Expense Charge, and any applicable Transfer Charge;

  - any charge for premium taxes, when applicable;

  - any charges for an Optional Enhanced Death Benefit or Optional Extended Care Confinement & Terminal Illness Rider, if elected.

  We will inform you of your Accumulation Value upon request.

  Your Accumulation Value is expected to change from Valuation Period to Valuation Period. A Valuation Period is the period between successive Valuation Days. A Valuation Day is any day that the New York Stock Exchange is open for trading. Holidays are generally not Valuation Days.

  SEPARATE ACCOUNT ACCUMULATION UNIT VALUE. When you allocate a premium payment or transfer an amount to a Variable Sub-account, it is credited to the Separate Account Value in the form of Accumulation Units. Each Variable Sub-account has a distinct Accumulation Unit value. The number of units credited is determined by dividing the portion of the premium payment (minus any applicable charge for premium taxes we deduct at such time) or amount transferred by the dollar value of one Accumulation Unit of the Variable Sub-account as of the end of the Valuation Period during which the allocation or transfer is made. When amounts are transferred out of, or withdrawn from, a Variable Sub-account, Accumulation Units are canceled or redeemed in a similar manner.

  We will determine the Separate Account Value on every Valuation Day. For each Variable Sub-account, the Accumulation Unit value for a given Valuation Period is based on the net asset value of a share of the corresponding Portfolio. Therefore, the Accumulation Units will fluctuate in value from day to day based on the investment experience of the corresponding Portfolio and the Separate Account Value will increase or decrease to reflect the investment performance of the corresponding Portfolio. The Separate Account Value also reflects expenses borne by the Portfolios and the deduction of certain charges. The determination of Variable Sub-account Accumulation Unit values is described in detail in the Statement of Additional Information.

  MINIMUM ACCUMULATION VALUE. A minimum Accumulation Value of $2,000 must be maintained during the Pay-in Period. If you fail to maintain the minimum Accumulation Value and no premium payments have been made in the past two years, then we may cancel the Policy and return the Accumulation Value minus any applicable fees to you in one lump sum. We will send a 90 day notice to you at the most current address you have given us before we cancel your Policy. If you make sufficient premium payments to restore the Accumulation Value to at least the minimum Accumulation Value within 90 days of the date of notice, the Policy will not be canceled.

- TRANSFERS


  You can transfer Accumulation Value to or from Interest Rate Guarantee Periods of the Guaranteed Interest Account and or any Variable Sub-account of the Separate Account, within certain limits, as described below. We reserve the right to restrict the transfer privilege in any way. We must receive your transfer request at our EIA/VA Service Center before we effect your transfer.

  We only make transfers on days when we and the New York Stock Exchange are open for business. If we receive your request on one of those days, we will make the transfer that day. Otherwise, we will make the transfer on the first subsequent day on which we and the New York Stock Exchange are open.

  Transfers during the Pay-in Period are subject to the following provisions:

  - There is no limit to the number of transfers that can be made.

  - No fee is imposed on the first 12 transfers in each Policy Year during the Pay-in Period, but a fee equal to $10 may be imposed for each transfer in excess of 12 during any Policy Year. Although we reserve the right to impose the $10 fee, we currently have no plans to do so. We will provide at least 30 days notice of our intention to impose such a fee.

  - If, after a transfer, the remaining Guaranteed Interest Account Value of the Interest Rate Guarantee Period from which the transfer was made is less than $1,000 we may include that remaining value as part of the transfer.

  - If, after a transfer, the remaining Separate Account Value in the Variable Sub-account from which the transfer was made is less than $250, we may include that remaining Separate Account Value as part of the transfer.

  - The minimum amount you may transfer among the Variable Sub-accounts is $250 or the entire Separate Account Value remaining in the Investment Option.

  - The minimum amount that may be transferred to or from an Interest Rate Guarantee Period of the Guaranteed Interest Account is $1,000.

  - Transfers from an Interest Rate Guarantee Period that are made within 30 days of the end of the Interest Rate Guarantee Period are not subject to an MVA. All other transfers from Interest Rate Guarantee Periods are subject to an MVA, if applicable.

  - You may not transfer amounts into the DCA six-month or DCA one-year Interest Rate Guarantee Periods. Transfers out of the DCA six-month and DCA one-year Interest Rate Guarantee Periods may only be made pursuant to the terms of our dollar cost averaging program.

  During the Pay-out Period, under any variable payment option, you (whether you are the Annuitant or not) may transfer Separate Account Value among Variable Sub-accounts, subject to the following provisions:

  - There is no limit to the number of transfers that can be made.

  - No fee is imposed on the first 12 transfers in each Policy Year during the Pay-out Period, but there may be a charge of $10 for each transfer in excess of 12 during any Policy Year. We reserve the right to charge the fee, however, we currently have no plans to do so. #We will provide at least 30 days notice of our intention to impose the fee.

  - If, after a transfer, the remaining Separate Account Value in the Variable Sub-account from which the transfer was made is less than $250, we may include that remaining Separate Account Value as part of the transfer.

  - The minimum amount you may transfer from a Variable Sub-account is $250 or the entire Separate Account Value remaining in the Variable Sub-account.

  Transfers between Variable Sub-accounts during the Pay-out Period will be processed based on the formula outlined in the Statement of Additional Information (see "Pay-out Period Transfer Formulas").

 We reserve the right to refuse or restrict transfers made by third-party agents on behalf of owners or pursuant to market timing services when we determine that such transfers will be detrimental to the Portfolios, owners or you. In addition, orders for the purchase of Portfolio shares may be subject to acceptance by the Portfolio. We reserve the right to reject, without prior notice, any transfer request to a Sub-account if the Sub-account's investment in the corresponding Portfolio is not accepted for any reason.

  No transfers of amounts applied to a fixed payment option are permitted.

  TELEPHONE AND INTERNET TRANSFERS AND REALLOCATIONS. You, your authorized representative or a member of your representative's administrative staff may request transfers by telephone or via the internet of Accumulation Value or reallocation of premium payments (including allocation changes pursuant to existing Dollar Cost Averaging and Automatic Rebalancing programs), provided we have received the appropriate authorization form. Internet transfers may not always be available. You will be asked to provide us with personal identification information at the time of your request. Although our procedures are reasonably designed to reduce the risk of unauthorized transfers or allocation changes, there still exists some risk. Neither the Company, Jefferson Pilot Variable Corporation, nor any of their affiliates are liable for any loss resulting from unauthorized transfers or allocation changes if the procedures have been followed, and you bear the risk of loss in such a situation.


- AUTOMATED TRANSFERS (DOLLAR COST
  AVERAGING AND AUTOMATIC
  REBALANCING)

  Under our Dollar Cost Averaging ("DCA") program, you can instruct us to automatically transfer a specified dollar amount from any Variable Sub-account or a DCA six-month or DCA one-year Interest Rate Guarantee Period to one or more of the other Variable Sub-accounts. The program is not available in connection with transfers from or to the one-year, three-year or five-year Interest Rate Guarantee Periods of the Guaranteed Interest Account. The automatic transfers can occur monthly or quarterly, and the amount transferred each time must be at least $50. At the time the program begins, your Policy must have a minimum value of $5,000.

  DCA, an investment method which provides for regular, level investments over time, results in the purchase of more Accumulation Units when the Accumulation Unit Value is low, and fewer Accumulation Units when the Accumulation Unit Value is high. DCA generally helps reduce the risk of purchasing when market prices are high and selling when market prices are low. DCA transfers from a DCA six-month or DCA one-year Interest Rate Guarantee Period or from a Variable Sub-account investing in a Portfolio with a stabilized net asset value like the JPVF Money Market Portfolio will generally reduce the average total cost of indirectly purchasing Portfolio shares because a greater number of shares will be purchased when the share prices are lower. However, there is no guarantee that the DCA program will result in a higher Accumulation Value, protect against loss, or otherwise be successful. In addition, DCA transfers from a Variable Sub-account that invests in a Portfolio that does not maintain a stabilized net asset value may have the effect of reducing the average price of the Portfolio shares being redeemed. If you are seeking the potential benefit of DCA, you should choose either a DCA Interest Rate Guarantee Period or the JPVF Money Market Variable Sub-account as the source of transfers.

  Transfers from the DCA six-month and DCA one-year Interest Rate Guarantee Periods will take place over a six month or one year period, as applicable. Transfers from any DCA Interest Rate Guarantee Period must be completed by the end of the applicable Interest Rate Guarantee Period. We may in the future offer different periods for dollar cost averaging amounts from the DCA Interest Rate Guarantee Periods. We will only accept new premium payments into a DCA Interest Rate Guarantee Period. Amounts may not be transferred into a DCA Interest Rate Guarantee Period from the Variable Sub-accounts or from other Interest Rate Guarantee Periods. Once we commence the transfers from a DCA Interest Rate Guarantee Period, you may not make any additional premium payments to any DCA Interest Rate Guarantee Period until the current DCA Interest Rate Guarantee Period has ended.

  If your Policy was issued in a state where we are required to return your premium payments if you cancel your Policy during the Free Look Period, we reserve the right to delay commencement of DCA transfers until the expiration of the Free Look Period. If the premium payments that are to be used for your DCA program will be sent to us at different times, we will hold the funds in the JPVF Money Market Sub-account until we have received all of the payments.

  If you discontinue the DCA program while amounts remain in the DCA Interest Rate Guarantee Period, we will transfer this remaining balance to the JPVF Money Market Sub-account unless you indicate otherwise.

  You can elect the DCA program when purchasing the Policy or at a later date. If you dollar cost average out of a Variable Sub-account, the election can specify that only a certain number of transfers will be made, in which case the program will terminate when that number of transfers has been made. Otherwise, the program will terminate when the amount in the Variable Sub-account equals $250 or less. At any one time, you are allowed to participate in only one DCA program. There is currently no charge for this program. Transfers made as part of the DCA program do not count toward the 12 free transfers that you are permitted annually under the Policy.

  An automatic rebalancing program is also available to you. This program provides a method for re-establishing fixed proportions between selected Variable Sub-accounts on a systematic basis. Under this program, the allocation between Variable Sub-accounts will be automatically readjusted to the desired allocation, subject to a minimum of 5% per Variable Sub-account, on a quarterly or annual basis. Transfers made as a result of this program do not count toward the 12 free transfers that you are permitted annually under the Policy. There is currently no fee charged for participation in this program. This program does not guarantee profits nor protect against losses.

  You may not elect to have DCA and Automatic Rebalancing at the same time. The applicable authorization form must be on file with us before either program may begin. We reserve the right to modify the terms and conditions of these programs, including charging fees for them, upon 30 days advance notice to you.


DISTRIBUTIONS UNDER THE POLICY
--------------------------------------------------------------------------------

- WITHDRAWALS

  Prior to the Maturity Date, you may withdraw all (a "Full Withdrawal") or a portion (a "Partial Withdrawal") of the Surrender Value in exchange for a cash payment from us by sending a signed Request to our EIA/VA Service Center. The Surrender Value is the Accumulation Value plus or minus any MVA, minus any applicable Withdrawal Charge and minus any applicable charge for premium taxes payable by us and not previously deducted.

  The proceeds payable upon a Partial Withdrawal will be the Partial Withdrawal amount requested, increased or decreased by any applicable MVA and then decreased by any applicable Withdrawal Charge and any applicable premium taxes payable by us and not previously deducted. For Partial Withdrawals, you must specify the allocation option from which the withdrawal should be taken. If we do not receive allocation instructions from you, we will allocate the Partial Withdrawal proportionately among the Variable Sub-accounts and the Guaranteed Interest Account in the same proportions as you have instructed us to allocate your premium payments.

  No MVA is imposed on Full or Partial Withdrawals made from an Interest Rate Guarantee Period during the last 30 days of the Interest Rate Guarantee Period.

  The minimum amount that you can withdraw is $250 ($1,000 if the withdrawal is from any Interest Rate Guaranteed Period of the Guaranteed Interest Account) unless we agree otherwise or unless a smaller amount is required to comply with the Code. Qualified Policies may be subject to required minimum distribution requirements. (See "Certain Federal Income Tax Consequences.") In addition, following any Partial Withdrawal, your remaining Accumulation Value must be at least $2,000. If the processing of your Partial Withdrawal request would result in a remaining Accumulation Value of less than $2,000, we may treat your Partial Withdrawal request as a request for a Full Withdrawal of your Policy, and you will receive the Surrender Value. Following payment of the Surrender Value, your Policy will be canceled. If the amount requested to be withdrawn from an allocation option is greater than the portion of the Accumulation Value attributable to that allocation option, we will pay you the entire portion of the Accumulation Value attributable to that allocation option, plus or minus #any MVA, minus any Withdrawal Charge and minus any charge for applicable premium taxes payable by us and not previously deducted.

  The Separate Account Value remaining in any Variable Sub-account immediately following a Partial Withdrawal must be at least $250. The Guaranteed Interest Account Value remaining in an Interest Rate Guarantee Period immediately following a Partial Withdrawal must be at least $1,000. If the processing of your withdrawal request would result in Separate Account Value remaining in a Variable Sub-account of less than $250 or Guaranteed Interest Account Value remaining in an Interest Rate Guarantee Period of less than $1,000, we may treat your withdrawal request as a request for withdrawal of the entire Separate Account Value remaining in the relevant Variable Sub-account or the entire Guaranteed Interest Account Value remaining in the relevant Interest Rate Guarantee Period.

  You may surrender your entire Policy at any time prior to the Maturity Date by sending a Request for a Full Withdrawal to our EIA/VA Service Center. All of your rights and those of the Annuitant will terminate following a Full Withdrawal or at any time Partial Withdrawals reduce your Accumulation Value to zero. After the Maturity Date, no Full Withdrawal or Partial Withdrawal is permitted. (See "Payment Options.")

  Full and Partial Withdrawals will be processed using the Separate Account Value for the Valuation Period during which your Request for Full or Partial Withdrawal is received at our EIA/VA Service Center. We will pay all Full or Partial Withdrawal requests to you or to any other Payee that you designate within five business days (unless you choose a later date) following receipt of your request and all requirements necessary to process the Request at our EIA/VA Service Center, except as follows:


  - GUARANTEED INTEREST ACCOUNT--We reserve the right, when permitted by law, to defer payment of any Full or Partial Withdrawal from the Interest Rate Guarantee Periods for up to six months. If payment is deferred for 30 days or more we will credit the deferred amount with interest required by law.

  - SEPARATE ACCOUNT--We reserve the right to defer the payment of any Full or Partial Withdrawal from the Separate Account as permitted by the 1940 Act. Such a delay may occur because:

    - the New York Stock Exchange is closed for trading (other than usual weekend or holiday closing);

    - the SEC determines that a state of emergency exists; or

    - an order or pronouncement of the SEC permits a delay for your protection.

  In addition, a premium payment amount is not available to satisfy a Full or Partial Withdrawal until the check or other instrument by which such premium payment was made has been honored. Full and Partial Withdrawals (including systematic withdrawals described below) may be taxable and a penalty tax may apply prior to age 591/2. (See "Certain Federal Income Tax Consequences.")

- SYSTEMATIC WITHDRAWAL PLAN

  Under the Systematic Withdrawal Plan, you can instruct us to make automatic withdrawal payments to you monthly, quarterly, semi-annually or annually from a specified Variable Sub-account. In order to receive monthly payments, your Accumulation Value must be at least $20,000. In order to receive quarterly, semi-annual or annual payments, your Accumulation Value must be at least $10,000. The request for systematic withdrawal must specify a date for the first #payment, which must be at least 30 but not more than 90 days after the form is submitted. Withdrawal Charges will not apply to the withdrawal of earnings on your premium payments or to the first 10% of aggregate premium payments (determined at the time of the withdrawal) that is withdrawn during a Policy Year. Amounts withdrawn in excess of 10% will be subject to any applicable Withdrawal Charge. No other charge will be made in connection with the Systematic Withdrawal Plan. Systematic withdrawals may not be taken from the Guaranteed Interest Account. Systematic withdrawals may result in certain tax consequences. (See "Certain Federal Income Tax Consequences.")

- ANNUITY PAYMENTS

  We will make Annuity Payments beginning on the Maturity Date, provided that the Policy is in force on that date. The payment option and frequency of Annuity Payments may not be changed after Annuity Payments begin. Unless you specify otherwise, the Payee of the Annuity Payments is the Annuitant. The dollar amount of the payments will depend on numerous factors including the Accumulation Value on the Maturity Date, the type of Annuity and payment option you elect, the frequency of payments you elect, and possibly the age and sex of the Annuitant on the Maturity Date.

  MATURITY DATE. You may select the Maturity Date at the time the application is completed. You may change the Maturity Date from time-to-time, by submitting a Request to us, provided that notice of each change is received by our EIA/VA Service Center at least 30 days prior to the then-current Maturity Date along with the written consent of any irrevocable Beneficiaries. The Maturity Date may not be earlier than the second Policy anniversary date. The latest Maturity Date which may be elected, unless we otherwise consent, is the Annuitant's 90th birthday or the tenth Policy anniversary (whichever is later). If you do not select a Maturity Date, the Maturity Date will be the later of the tenth Policy anniversary date or the Policy anniversary date on or immediately following the Annuitant's 70th birthday.

  ELECTION OF PAYMENT OPTION. During your lifetime and that of the Annuitant and prior to the Maturity Date, you may choose a payment option. You may change the option, but a Request specifying a change of option and the written consent of any irrevocable Beneficiary must be received by our EIA/VA Service Center at least 30 days prior to the Maturity Date. If no election is made at least 30 days prior to the Maturity Date, payments will be made as an annuity for the Annuitant's life with Annuity Payments guaranteed for ten years. (See "Payment Options") You may not change the payment option after the Maturity Date.

- PAYMENT OPTIONS

  The Policy provides the payment options which are described below. Payment Options II (a) and II (b) are offered as either a fixed annuity or a variable annuity. Payment Options I, II (c), III and IV are only available as a fixed annuity. You may elect a fixed annuity, a variable annuity, or a combination of both. If you elect a combination, you must specify what part of the Accumulation Value is to be applied to the fixed and variable payment options. Unless you specify otherwise, the Guaranteed Interest Account Value will be used to provide a fixed annuity and the Separate Account Value will be used to provide a variable annuity. Variable Annuity Payments will be based on the Variable Sub-account(s) that you select, or on the allocation #of the Separate Account Value among the Variable Sub-accounts.

  The selection of certain payment options may violate minimum distribution rules required by the Code. For example, Payment Options III and IV may not be available to the Owner of a Qualified Policy or the Beneficiary of any Qualified or Non-Qualified Policy. The election of any payment option may be changed to comply with the requirements of the Code.

  If the amount of the Annuity Payments will depend on the age and sex of the Annuitant, the Payee must be the Annuitant and we reserve the right to ask for satisfactory proof of the Annuitant's age and sex. If Annuity Payments are contingent upon the survival of the Annuitant, we may require evidence satisfactory to us that the Annuitant is living. We may delay making payments until satisfactory proof is received.

  On the Maturity Date, the sum of:

  - the Guaranteed Interest Account Value plus or minus any applicable MVA, and

  - the Separate Account Value;

  - minus any premium taxes, payable by us and not previously deducted, will be applied to provide for Annuity Payments under the selected payment option.

  A fixed annuity provides for Annuity Payments which will remain constant pursuant to the terms of the payment option elected. The effect of choosing a fixed annuity is that the amount of each payment will be set on the Maturity Date and will not change. The Annuity Payments will be fixed in amount by the fixed annuity provisions selected and, for some options, the age and sex of the Annuitant. The fixed annuity payment amounts are determined by applying the annuity purchase rate specified in the Policy to the portion of the Accumulation Value allocated to the fixed annuity payment option that you select. (The "annuity purchase rate" is a factor used in computing the amount of the Annuity Payment that we will pay the Annuitant monthly for each $1,000 of Accumulation Value to be allocated to a payment option. Quarterly, semi-annual and annual Annuity Payments are also available.) However, if the Company's annuity purchase rates in effect on the Maturity Date would result in higher Annuity Payments, then those more favorable rates will be used. If a fixed annuity is selected, the Separate Account Value used to provide the fixed annuity will be transferred to the general assets of the Company, and may become subject to the claims of the Company's third party creditors.

  A variable annuity provides for payments that fluctuate or vary in dollar amount, based on the investment performance of your selected allocations to one or more Variable Sub-accounts. The payment option table in the Policy reflects an assumed interest rate of 3.0%, so if the actual net investment performance of the Variable Sub-account is less than this rate, then the dollar amount of the actual variable Annuity Payments will decrease. If the actual net investment performance of the Variable Sub-account is higher than this rate, then the dollar amount of the actual variable Annuity Payments will increase. If the net investment performance exactly equals the 3.0% rate, then the dollar amount of the actual variable Annuity Payments will remain constant. You should consult the Statement of Additional Information for more detailed information as to how we determine variable Annuity Payments.

  You may choose to receive Annuity Payments under any one of the payment options described below. In addition, we reserve the right to offer or to consent to other plans of payment before the Maturity Date.

  NOTE CAREFULLY: Under Payment Option II (a) (Life Only with no Guaranteed Period) it would be possible for only one Annuity Payment to be made if the Annuitant were to die before the due date of the second Annuity Payment; only two Annuity Payments if the Annuitant were to die before the due date of the third Annuity Payment; and so forth.

  The following payment options are available:

  PAYMENT OPTION I--Income for Fixed Period (Available as a Fixed Annuity Only). We make periodic payments for the period you have chosen. The fixed period must be at least five years and cannot be more than 30 years.

  PAYMENT OPTION II--You may elect one of the following three options:

    (a) LIFE ONLY. Annuity Payments are paid as long as the Annuitant lives. The Payee must be the Annuitant.

    (b) LIFE WITH GUARANTEED PERIOD. Annuity Payments are paid during the guaranteed period. After the guaranteed period ends, Annuity Payments are paid as long as the Annuitant lives. The Payee must be the Annuitant.

    (c) LIFE WITH INSTALLMENT REFUND (AVAILABLE AS A FIXED ANNUITY ONLY). Annuity Payments are paid until the sum of the payments equals the amount of the Accumulation Value on the Maturity Date. After that, Annuity Payments are paid as long as the Annuitant lives. The Payee must be the Annuitant.

  PAYMENT OPTION III--Interest Only Payments (Available as a Fixed Annuity
  Only). For an agreed period of at least five years, we will hold the proceeds and pay interest at a rate we declare annually at our discretion subject to a guaranteed minimum rate of 3.0% per year. You may elect to have the interest paid to the Payee periodically or you can allow the interest to accumulate. At any time during the period, the annuity proceeds plus any accumulated interest may be applied under another payment option. You may also choose at the end of the period to receive the annuity proceeds plus any accumulated interest in a lump sum or apply it under another payment option.

  PAYMENT OPTION IV--Income of a Fixed Amount (Available as a Fixed Annuity
  Only). We will pay proceeds in fixed amounts until the proceeds reach zero. The payment period must be at least five years.

  During the Pay-out Period, you may (whether or not you are the Annuitant), upon Request, transfer a portion of any Variable Sub-account to another Variable Sub-account within the Separate Account (See "Transfers"). However, during the Pay-out Period, no Full or Partial Withdrawals are permitted.

  A portion of the entire amount of the Annuity Payments may be taxable as ordinary income. If, at the time the Annuity Payments begin, we have not received a proper written election not to have Federal income taxes withheld, we must by law withhold those taxes from the taxable portion of your Annuity Payments and pay that amount to the Federal government. (See "Certain Federal Income Tax Consequences.")

  Except as otherwise agreed to by you and the Company, Annuity Payments will be payable monthly. If your Accumulation Value is less than $2,000 (or an amount that would provide monthly Annuity Payments of less than $20 under any payment option) on the Maturity Date, we will pay you a lump sum. We may require proof from the Payee of the Annuitant's survival as a condition of future payments.

  In some states, the Policies offered by this Prospectus contain payment option tables that provide for different benefit payments to men and women of the same age. We will use these sex-distinct tables, where permitted, for Non-Qualified Policies and IRAs. We will use unisex tables for Qualified Policies (other than IRAs).

- DEATH BENEFIT

  DEATH OF OWNER PRIOR TO MATURITY DATE. If you die before the Maturity Date while this Policy is in force, we will pay the Beneficiary a Death Benefit. If your Policy has Joint Owners and one of the Joint Owners dies, the surviving Owner (provided he or she survives the deceased Owner by more than 24 hours) will be the Beneficiary rather than any other Beneficiary you may have designated.

  GUARANTEED MINIMUM DEATH BENEFIT--The guaranteed minimum death benefit is the greater of:

  - the sum of all premium payments minus any Partial Withdrawals, and

  - the Accumulation Value, minus any taxes payable by us and not previously deducted.

  The Death Benefit is equal to the greater of:

  - the guaranteed minimum death benefit; and

  - if elected, the optional enhanced death benefit.

  OPTIONAL ENHANCED DEATH BENEFIT--You may also elect one of two optional enhanced death benefit features that provide additional death benefit guarantees. You must elect an optional enhanced death benefit at the time you purchase your Policy and you must be less than age 70. And once you elect an enhanced death benefit you may not change or terminate it.

  The optional enhanced death benefits that you may elect are:

  OPTION 1--Under Option 1 the enhanced death benefit is the greater of:

  - the sum of all premium payments minus any adjusted Partial Withdrawals, accumulated with interest at 4.0% per year through the end of the Policy Year you reach age 75; but in no case more than 200% of all premium payments minus any Partial Withdrawals; or

  - the Accumulation Value on the most recent fifth Policy anniversary occurring while you are alive and before you reach age 75, plus any premium payments and minus any adjusted Partial Withdrawals made since that Policy anniversary.

  If you elect this option, we will deduct an additional charge equal to an effective annual rate of 0.10% of the daily net assets of the Separate Account for the enhanced death benefit.

  OPTION 2--Under Option 2 the enhanced death benefit is the greatest Accumulation Value on any Policy anniversary while you are alive and before you reach age 75, plus any premium payments and minus any adjusted Partial Withdrawals made since that Policy anniversary.

  If you elect this option, we will deduct an additional charge equal to an effective annual rate of 0.15% of the daily net assets of the Separate Account for the enhanced death benefit.

  For purposes of the above, we will use the Accumulation Value as of the date we received due proof of the Owner's or Joint Owner's death.

  The adjusted Partial Withdrawal amount equals (A) multiplied by (B) where:

    (A) is the ratio of the amount of the Partial Withdrawal to the Accumulation Value on the date of the Partial Withdrawal; and

    (B) is the Death Benefit on the date of the Partial Withdrawal.

  Death Benefit payments will be made in a lump sum or in accordance with your or the Beneficiary's election. The Beneficiary may elect to use the lump sum payment to establish an account through our retained asset program. The retained asset program allows the Beneficiary to write one or more checks up to the amount of Death Benefit proceeds credited to the account plus any applicable interest. The amount in the retained asset account will earn interest at the floating 13 week U.S. Treasury Bill rate, determined quarterly, from the date the claim is processed until the date the checks are cleared. We guarantee that the interest rate will never be less than an annual rate of 2%, compounded monthly.

  IRS REQUIRED DISTRIBUTION. Federal tax law requires that if you die before the Maturity Date, then the entire value of the Policy must generally be distributed within five years of the date of your death. Special rules may apply to your spouse. Other rules apply to Qualified Policies. (See "Certain Federal Income Tax Consequences").

  SPOUSAL CONTINUATION OF POLICY. If you die before the Maturity Date and the Beneficiary is your surviving spouse, your spouse may choose to not receive the Death Benefit and may continue the Policy and become the Owner. The excess, if any, of the Death Benefit over the Accumulation Value will be added to the Accumulation Value. In this situation, if you were also the Annuitant, your spouse will become the new Annuitant. If your spouse chooses to continue the Policy, no Death Benefit will be paid because of your death.

  DEATH OF ANNUITANT PRIOR TO MATURITY DATE. If you are not the Annuitant and the Annuitant dies prior to the Maturity Date, you may name a new Annuitant. If no new Annuitant is named, you become the new Annuitant.

  If you are a non-natural person (i.e., a trust or corporation) for purposes of Code Section 72, then the primary Annuitant's death will be treated as the death of the Owner and will result in payment of the Death Benefit.

  DEATH OF ANNUITANT ON OR AFTER MATURITY DATE. If the Annuitant dies on or after the Maturity Date while there are remaining guaranteed annuity payments to be made, we will continue to make the remaining guaranteed annuity payments to only one of the following, in this order:

  - the named Payee, if any and if living

  - the Beneficiary, if any and if living

  - the Owner, if living, and

  - the Owner's estate.

  DEATH OF OWNER ON OR AFTER MATURITY DATE. If you die on or after the Maturity Date and before the Annuitant while there are remaining guaranteed annuity payments to be made, we will continue to make the remaining guaranteed annuity payments to only one of the following, in this order:

  - any named Payee, if living

  - any Joint Owner, if living

  - any Beneficiary, if living, and

  - the deceased Owner's estate

  PAYMENT OF DEATH BENEFIT TO BENEFICIARY. Instead of accepting the Death Benefit, the Beneficiary (after your death) can choose by Request to receive Annuity Payments based on his or her life expectancy. Payment under any payment option must be for the life of the Beneficiary or for a number of years that is not more than the life expectancy of the Beneficiary, at the time of your death (as determined for Federal tax purposes), and must begin within one year of your death.

- PAYMENT NOT HONORED BY BANK

  Any distribution under the Policy which is derived, all or in part, from any amount paid to us by check or draft may be postponed until we have determined that the instrument has been honored.

- BENEFICIARY

  You may name more than one Beneficiary in the application. You may change a Beneficiary by sending a signed Request to our EIA/VA Service Center. When the EIA/VA Service Center records the change, it will take effect as of the date we receive your Request at our EIA/VA Service Center. You may designate the amount or percentage of the Death Benefit that each Beneficiary receives, either in the application or by a signed Request. If you do not make such a designation, the Death Benefit will be paid in equal shares to each Beneficiary. We will comply with all state and Federal laws requiring notification of the change in Beneficiary.

  If you die and you have not named a Beneficiary, or your named Beneficiary predeceased you and you did not name a new Beneficiary, your estate will be the Beneficiary. If your Policy is owned by Joint Owners and one of the Joint Owners dies, the surviving Joint Owner will be the deemed Beneficiary provided he or she survives the deceased Joint Owner by more than 24 hours. Our consent is needed if you wish to name a Joint Owner that is not your spouse.

- RESTRICTIONS UNDER QUALIFIED POLICIES

  Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Policies or under the terms of the plan in respect of which Qualified Policies are issued.

- RESTRICTIONS UNDER SECTION 403(B) PLANS

  Section 403(b) of the Code provides for tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. In accordance with the requirements of Section 403(b), any Policy used for a 403(b) plan will prohibit distributions of elective contributions and earnings on elective contributions except upon death of the employee, attainment of age 59, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

  We will make certain charges and deductions under the Policy in order to compensate us for incurring expenses in distributing the Policy, bearing mortality and expense risks under the Policy, and administering the Separate Account and the Policies. We may also deduct charges for transfers, premium taxes, optional benefits and riders you may elect, and other Federal, state or local taxes. In addition, certain deductions are made from the assets of the Portfolios for management fees and expenses.

- WITHDRAWAL CHARGE

  Upon a Full or Partial Withdrawal, Withdrawal Charges may apply. Withdrawal Charges are calculated assuming that policy earnings are withdrawn first. Policy earnings include investment gains on premiums allocated to the Separate Account and interest credited to premiums allocated to the Guaranteed Interest Account. Withdrawal Charges will not be imposed on withdrawals of policy earnings. After all policy earnings have been withdrawn, premium payments are deemed to be surrendered in the order in which they were received. The length of time from receipt of a premium payment to the time of withdrawal determines the percent of the Withdrawal Charge. The Withdrawal Charge is assessed as a percentage of the premium payment withdrawn as follows:

             COMPLETE YEARS
              ELAPSED SINCE                WITHDRAWAL
             PREMIUM PAYMENT                 CHARGE
             ---------------                 ------
               Less than 1                     7%
                    1                          7%
                    2                          6%
                    3                          5%
                    4                          4%
                    5                          0%

  The Withdrawal Charge will not be applied under the following circumstances:

  - If you cancel the Policy during the Free Look Period.

  - Payment of the Death Benefit.

  - On any free withdrawal amount (see below).

  - To comply with any minimum distribution requirements of the Code for the Policy.

  - If you selected an optional Extended Care Confinement and Terminal Illness Rider when you purchased your Policy, and after the first policy Anniversary, you (1) become confined to a hospital or a state-licensed inpatient extended care facility for at least 30 consecutive days or (2) are first diagnosed as suffering from an illness that reduces your life expectancy to 12 months or less from the date of diagnosis, and you meet all of the conditions contained in the rider. You may only elect this rider at the time you purchase your Policy. You will pay a daily charge for this rider. This charge is equal to an effective annual rate of 0.05% of the daily net assets of the Separate Account. We reserve the right to terminate this rider if you or any Joint Owner is changed. Otherwise, once you elect this rider it cannot be changed or dropped. This rider may not be available in all states.

  We will tell you the amount of Withdrawal Charge that would be assessed upon a withdrawal upon request. More information about how the Withdrawal Charge is calculated for Full or Partial Withdrawals is in Appendix I.

  FREE WITHDRAWAL AMOUNT. In addition to a free withdrawal of policy #earnings, you are entitled to withdraw up to 10% of the aggregate premium payments each year without a Withdrawal Charge. This free withdrawal amount is equal to 10% of the aggregate premium payments as of the date of the withdrawal, minus the sum of free withdrawal amounts previously taken during the Policy Year, and will not be less than zero. Unused free withdrawal amounts cannot be accumulated and carried from one Policy Year to the next.

- MORTALITY AND EXPENSE RISK CHARGE

  We impose a daily charge as compensation for bearing certain mortality and expense risks in connection with the Policies. This charge is 0.60% annually of the daily value of net assets in each Variable Sub-Account. The Mortality and Expense Risk Charge is reflected in the Accumulation Unit value or Annuity Unit value for each Variable Sub-account. The Mortality and Expense Risk Charge does not apply to amounts held in the Guaranteed Interest Account.

  Accumulation Values and Annuity Payments are not affected by changes in actual mortality experience or by actual expenses incurred by the Company. The mortality risks we assume arise from our Policy obligations to make Annuity Payments. Thus, you are assured that neither the Annuitant's own longevity nor an unanticipated improvement in general life expectancy will adversely affect the Annuity Payments that you will receive under the Policy.

  We also bear substantial risk in connection with the Death Benefit. During the Pay-in Period, we will pay a Death Benefit that could be greater than the Accumulation Value. Otherwise, the Death Benefit is based on the Accumulation Value. The Death Benefit is paid without imposition of a Withdrawal Charge or application of the MVA.

  The expense risk we assume is the risk that our actual expenses in administering the Policy and the Separate Account will exceed the amount we receive through the Administrative Expense Charge.

- ADMINISTRATIVE EXPENSE CHARGE

  We deduct a daily charge equal to a percentage of the net assets in each Variable Sub-account for administering the Separate Account. The effective annual rate of this charge is 0.15% of the daily value of net assets in each Variable Sub-account. We guarantee that the amount of this charge will not increase. The Administrative Expense Charge does not apply to any amounts held in the Guaranteed Interest Account.

- OPTIONAL ENHANCED DEATH BENEFIT
  CHARGES

  You will pay an additional charge if you elect to purchase one of our two optional enhanced death benefit options. If you choose Option 1, you will pay an additional charge equal to an effective annual rate of 0.10% of the daily net assets of the Separate Account. If you choose Option 2, you will pay an additional charge equal to an effective annual rate of 0.15% of the daily net assets of the Separate Account.

- OPTIONAL EXTENDED CARE CONFINEMENT
  & TERMINAL ILLNESS RIDER CHARGE

  You will pay an additional charge equal to an effective annual rate of 0.05% of the daily net assets of the Separate Account if you elect this rider.

- TRANSFER CHARGE

  We may impose a fee equal to $10 for each transfer in excess of 12 during any Policy Year. Although we reserve #the right to impose a $10 fee, we currently have no plans to do so.

- PREMIUM TAXES

  We may be required to pay premium taxes in certain states. Depending upon applicable state law, we will deduct the premium taxes if we are required to pay them. This may occur, for example, at the time you pay a premium or make a Full or Partial Withdrawal or when the Policy reaches the Maturity Date or a Death Benefit is paid. We may elect to defer the deduction of Policy premium taxes that would otherwise be deducted from premium payments until a later time. Premium taxes currently range from 0.0% to 3.5% of premium payments or Accumulation Value. However, a state may change its premium tax rate at some future date.

- FEDERAL, STATE AND LOCAL TAXES

  No charges are currently imposed for Federal, state, or local taxes other than state premium taxes. However, we reserve the right to deduct charges in the future for such taxes or other economic burden resulting from the application of any tax laws that we determine to be attributable to the Policies.

- OTHER EXPENSES INCLUDING INVESTMENT ADVISORY FEES

  You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Variable Sub-accounts to which you allocate your Accumulation Value. The net assets of each Portfolio will reflect deductions in connection with the investment advisory fees and other expenses.

  Certain of the Portfolios' advisers reimburse the Company for administrative costs incurred in connection with administering the Portfolios as variable funding options under the Policies. The reimbursements, which are paid by the advisers and do not affect the expenses you pay, are separate from the expenses shown in the Portfolio Company Annual Expenses Table.

  For more information concerning the investment advisory fees and other charges against the Portfolios, see the prospectuses for the Portfolios, current copies of which accompany this Prospectus.

- REDUCTION IN CHARGES FOR CERTAIN
  GROUPS

  The Company may reduce or eliminate the Withdrawal Charge on Policies that have been sold to:

  - employees and sales representatives of the Company or its affiliates;

  - customers of the Company or distributors of the Policies who are transferring existing Accumulation Values to a Policy;

  - individuals or groups of individuals when sales of the Policy result in savings of sales or administrative expenses; or

  - individuals or groups of individuals where premium payments are to be made through an approved group payment method and where the size and type of the group results in savings of administrative expenses.

  In no event will reduction or elimination of the Withdrawal Charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES
--------------------------------------------------------------------------------

  The following is a general description of Federal tax considerations relating to individual owners and individual beneficiaries of the Policy, and is based upon our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present Federal income tax laws or the current interpretations by the Internal Revenue Service (the "IRS"). This general discussion does not attempt to describe the tax treatment of the Policy under state or local tax laws. This general discussion also does not attempt to describe the tax treatment that will apply to:

  - foreign owners or beneficiaries

  - corporate owners or beneficiaries, or

  - trusts that are owners or beneficiaries

  This discussion is not intended to be tax advice. Any person concerned about the tax implications of owning a Policy, or receiving distributions from the Policy, should consult a competent tax advisor before initiating any transaction.

  The Policy is issued by the Separate Account of the Company, which is taxed as a life insurance company under the Code. Under existing Federal income tax laws, all investment income and realized and unrealized capital gains (and losses) automatically increase (or decrease) the Accumulation Unit Values of the Policy. If changes in the Federal tax laws, or changes in the IRS's interpretation of the tax laws, result in the Company being taxed on income or gains produced in the Separate Account, then we reserve the right to start imposing charges against any affected Policies in order to provide for payment of those taxes.

  You may purchase a Non-Qualified Policy or a Qualified Policy. A Policy is a Qualified Policy if purchased by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401, 403(b) (Tax-Sheltered Annuity), 408 (Traditional
  IRA), 408A (Roth IRA), or 457 of the Internal Revenue Code. Information regarding the tax treatment of a Traditional IRA or a Roth IRA is contained in a separate IRA Disclosure Statement available from the Company. The ultimate effect of Federal income taxes on amounts contributed to, held in, or received #from a Qualified Policy depends on the type of retirement plan, the tax and employment status of the individual and/or his or her employer, the source of the contributions, and the reason for the distribution. Purchasers of Qualified Policies should seek competent legal and tax advice regarding the suitability of the Policy for their situation, the applicable requirements, and the tax treatment of the rights and benefits of the Policy. The following discussion assumes that a Qualified Policy is purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special Federal income tax treatment.

  If you purchase this Policy as a Non-Qualified Policy, it is intended that the Policy will be owned and administered to satisfy the requirements of Sections 72 and 817(h) of the Code. If you purchase this Policy as a Qualified Policy, it is intended that the Policy will be owned and administered to satisfy the requirements of the provisions of the Code that apply to that type of Qualified Policy. The following discussion is based on the assumption that the Policy satisfies whichever Federal income tax rules apply to the Policy.

  At the time you pay the initial premium payment, you must specify whether a Non-Qualified Policy or a Qualified Policy is being purchased. If your initial premium payment is derived from an exchange or surrender of another annuity policy, we may require that you provide us with information as to the Federal income tax status of the previous policy. We will require you to purchase separate Policies if you desire to invest monies qualifying for different annuity tax treatment under the Code. We will require the minimum initial premium payment on each Policy. Additional premium payments under your Policy must qualify for the same Federal income tax treatment as your initial premium payment under the Policy. We will not accept an additional premium payment under your Policy if the Federal income tax treatment of such premium payment would be different from that of your initial premium payment.

  The investments held for Non-Qualified Policies must be "adequately diversified" in accordance with the requirements of Section 817(h) and Treas. Regs. ss.1.817-5. The Company intends to, and will be responsible for, complying with these diversification rules. The IRS has stated in several published rulings (the "Investor Control Rulings") that if the owner of the policy has such control or power over the investments held for the policy, the owner of the policy, and not the separate account, will be treated as the owner of the underlying assets. The Company believes that it is complying with the Investor Control Rulings so that the Company, and not the Owner of the Policy, will be treated as the Owner of the underlying assets. We reserve the right to amend or modify the Policy if necessary to comply with any IRS rules or regulations related to diversification or control over investments.

- TAXATION OF ANNUITIES

  IN GENERAL. Section 72 of the Code governs taxation of annuities in general. We believe that if you are an individual (a "natural" person under the tax rules), you will not be taxed on increases in the value of a Non-Qualified Policy until a distribution occurs (e.g., Partial Withdrawals, Full Withdrawals, loan or assignment, pledge, gift, or the receipt of Annuity Payments under a payment option). Any change in ownership, assignment, pledge, or agreement to assign or pledge any #portion of a Qualified Policy's value generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single lump sum payment or as an annuity) is taxable as ordinary income. Unlike direct investments in mutual funds, no amounts invested in a variable annuity will produce any capital gains or losses.

  If the owner of any Non-Qualified Policy is not an individual or other "natural" person (e.g., a corporation or a certain type of trust), the owner generally must include in income any increase in the excess of the Policy's value over the "investment in the contract" (discussed below) during the taxable year. There are exceptions to this rule if the non-natural person holds the Policy as agent for a natural person. We reserve the right to not issue a Non-Qualified Policy if it will not be owned by a natural person, or by a non-natural person as agent for a natural person.

  POSSIBLE CHANGES IN TAXATION. In past years, legislation has been proposed that would have adversely modified the Federal taxation of certain annuities. Although as of the date of this Prospectus Congress has not passed any legislation regarding the taxation of annuities, there is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could apply to your Policy even though it was purchased prior to the change in the tax laws or rules.

  WITHDRAWALS FROM QUALIFIED POLICIES. In the case of a Full Withdrawal or Partial Withdrawal under a Qualified Policy, under Section 72(e) of the Code a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance under the retirement plan. The "investment in the contract" generally equals the amount of any premium payments paid by or on behalf of any individual with after tax contributions. For certain Qualified Policies the "investment in the contract" may be zero. As explained in the separate Disclosure Statement for Roth IRAs, special tax rules apply to distributions from Roth IRAs and Roth Conversion IRAs.

  WITHDRAWALS FROM NON-QUALIFIED POLICIES. Full Withdrawals from Non-Qualified Policies are treated as taxable income to the extent that the amount received exceeds the "investment in the contract."

  Partial Withdrawals from Non-Qualified Policies (including systematic withdrawals) are generally treated as taxable income to the extent that the Accumulation Value (before any Withdrawal Charges, and including any positive Market Value Adjustment) immediately before the Partial Withdrawal exceeds the "investment in the contract" at that time.

  ANNUITY PAYMENTS. If you elect to receive payments over a period of years, over your life expectancy, or over the life expectancies of yourself and another individual, part of each payment you receive will be a return of your "investment in the contract" and part of each payment will be taxable income. In general, the amount of each payment that is a return of your "investment in the contract" is calculated by dividing your total "investment in the contract" by the total number of expected payments. For example, if your "investment in the contract" is $6,000, and you elect to receive 60 monthly annuity payments, $100 of each payment will be a return of your "investment in the contract" and will not be subject to Federal income taxes ($6,000/60 = $100). If payments are being made over your life expectancy, or the joint life #expectancy of you and your spouse, there are IRS tables which are used to determine how many annuity payments are expected to be made. After you have received the expected number of payments, you will have received tax-free your entire "investment in the contract." Any additional payments will be fully taxable. If you die before you have received your entire "investment in the contract" and there are no additional payments after you die, there is a special tax rule that allows a tax deduction for the unrecovered "investment in the contract" on your last income tax return. If some payments continue to your Beneficiary after your death, your Beneficiary can recover any remaining "investment in the contract" over the additional payments being made.

  PENALTY TAX. For Non-Qualified Policies and for most Qualified Policies (there are special rules for Roth IRAs) there may be a 10% Federal penalty tax on any premature distributions. The 10% penalty applies only to the portion of the distribution that is treated as taxable income. In general, however, there is no penalty tax on distributions from a Qualified or a Non-Qualified Policy:

  - made on or after the date on which you attain age 59 1/2;

  - made as a result of your death or disability;

  - received in substantially equal periodic payments as a life annuity or a joint and survivor annuity for the lives or life expectancies of you and a "designated beneficiary";

  - resulting from the direct rollover of the Policy into another qualified contract or individual retirement annuity;

  - allocable to investment in a Non-Qualified Policy before August 14, 1982;

  - under a qualified funding asset (as defined in Code Section 130(d));

  - under an immediate annuity (as defined in Code Section 72(u)(4));

  - or which are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service.

  For distributions from Qualified Policies, in addition to all of the above exceptions to the 10% penalty tax, additional exceptions to the penalty may apply to distributions made to:

  - an employee after separation from service after age 55 from a retirement plan other than an IRA;

  - pay certain uninsured medical expenses;

  - certain unemployed individuals to pay health insurance premiums;

  - pay for certain higher education expenses; or

  - a first-time home buyer ($10,000 lifetime limit).

  DEATH BENEFIT PROCEEDS. The Code requires that both Qualified and Non-Qualified Policies make certain distributions if the Owner of the Policy dies. If you die before periodic annuity payments have started, the entire value of the annuity must either (i) be paid out, in full, within five years of your death, or (ii) annuity payments must start within one year of your death. If your surviving spouse is the Beneficiary of the Policy, your spouse has the option of continuing the Policy as if he or she had been the original owner. If you die after periodic annuity payments have started, payments must continue to be made under a method that will distribute the balance in the Policy in accordance with applicable #requirements of the Code. A non-spousal beneficiary may not elect, or continue to use, a settlement option unless that settlement option will result in distributions that comply with the Code. Amounts distributed because of the death of an Owner are generally included in income under the same rules that apply to distributions to the Owner. Annuities, unlike capital assets owned directly by an individual (e.g., real estate, stocks, bonds), do not receive a step-up in tax basis at the death of the Owner. Therefore, the investment in the Policy is not affected by the Owner's death.

  GIFTS AND OTHER TRANSFERS OR EXCHANGES OF THE POLICY. The gift or other transfer of ownership of a Policy may result in certain tax consequences to you, including the immediate taxation of the entire gain in the Policy. You should contact a competent tax advisor to discuss the potential tax effects of any gift, transfer or exchange of a Policy.

  MULTIPLE POLICIES. All non-qualified deferred annuity policies that we or our affiliates issue to you during any calendar year are treated as one annuity policy for purposes of determining the amount of income produced by a distribution from one or more of the annuity policies. The Treasury Department may issue regulations to prevent the avoidance of Section 72(e) through the serial purchase of annuity policies or otherwise, or to treat the combination purchase of separate immediate and deferred annuity policies as a single annuity policy. You should consult with a competent tax advisor before purchasing more than one annuity policy in a calendar year.

  WITHHOLDING. Pension and annuity distributions generally are subject to withholding for the recipient's Federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. If you have provided the Company with your taxpayer identification number (i.e., your Social Security number), you may elect not to have tax withheld from most distributions. Withholding is mandatory for certain distributions from certain types of Qualified Policies.

  OTHER TAX CONSEQUENCES. As noted above, this discussion of the Federal income tax consequences under the Policy is not intended to cover every possible situation. The Federal income tax consequences discussed in this Prospectus reflect our understanding of current law, and the law may change. Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under the Policy depend on your individual circumstances or those of the recipient of the distribution. You should consult a competent tax advisor for further information.

  QUALIFIED PLANS. The Policy may be used with several types of qualified plans. Under the Code, qualified plans generally enjoy tax-deferred accumulation of amounts invested in the plan. Therefore, in considering whether or not to purchase a Policy in a qualified plan, you should only consider the Policy's other features, including the availability of lifetime annuity payments and death benefit protection.

  No attempt is made to provide detailed information about the use of the Policy with the various types of qualified plans. Policy Owners, Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Policies may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Policy. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Policy administration procedures. Owners, Participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Policies comply with applicable law. The following are brief descriptions of the various types of qualified plans in connection with which we will issue the Policy. Policies for all types of qualified plans may not be available in all states. When issued in connection with a qualified plan, the Policy will be amended as necessary to conform to the requirements of the Code.

  QUALIFIED PENSION AND PROFIT SHARING PLANS. Sections 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10," permits self-employed individuals to establish qualified plans for themselves and their employees. These retirement plans may permit the purchase of the Policies to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if the Policy is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Policy. If you are considering the purchase of a Policy for use with such a plan, you should seek competent advice regarding the suitability of the proposed plan documents and the Policy to your specific needs.

  INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an

  Individual Retirement Annuity (each hereinafter referred to as "Traditional IRA"). Traditional IRAs are subject to limitations on the amount which may be contributed and deducted and the time when distributions may commence. Also, distributions from certain other types of qualified plans may be "rolled over" on a tax-deferred basis into a Traditional IRA. The sale of a Policy for use with a Traditional IRA is subject to special disclosure requirements of the IRS. Purchasers of a Policy for use with Traditional IRAs will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within seven days of the earlier of the establishment of the Traditional IRA or their purchase. You should seek competent advice as to the suitability of the Policy for use with Traditional IRAs. The Internal Revenue Service has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Policy comports with Traditional IRA qualification requirements.

  Section 408A of the Code permits eligible individuals to contribute to a Roth IRA. Purchasers of a Policy for use with Roth IRAs will be provided with supplemental information required by the IRS or other appropriate agency. Such purchasers will have the right to revoke their purchase within seven days of the earlier of the establishment of the Roth IRA or their purchase. You should seek competent advice as to the suitability of the Policy for use with Roth IRAs. The Internal Revenue Service has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Policy comports with Roth IRA qualification requirements.

  TAX-SHELTERED ANNUITIES. Section 403(b) of the Code permits public school employees and employees of certain types of religious, charitable, educational, and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity policies and, subject to certain limitations, exclude the amount of premiums from gross income for tax purposes. However, these payments may be subject to FICA (Social Security) taxes. These annuity policies are commonly referred to as "Tax-Sheltered Annuities."

  Subject to certain exceptions, withdrawals under Tax-Sheltered Annuities which are attributable to contributions made pursuant to salary reduction agreements are prohibited unless made:

  - after you attain age 591/2,

  - after your separation from service,

  - because of your death or disability, or

  - for an amount not greater than the total of such contributions in the case of hardship.

  SECTION 457 DEFERRED COMPENSATION ("SECTION 457") PLANS. Under Section 457 of the Code, employees of (and independent contractors who perform services for) certain state and local governmental units or certain tax-exempt employers may participate in a Section 457 plan of their employer allowing them to defer part of their salary or other compensation. The amount deferred and any income on such amount will not be taxable until paid or otherwise made available to the employee. The maximum amount that can be deferred under a Section 457 plan in any tax year is ordinarily one-third of the employee's includable compensation, up to $7,500. Includable compensation means earnings for services rendered to the employer which is includable in the employee's gross income, but excluding any contributions under the Section 457 plan or a Tax-Sheltered Annuity. During the last three years before an individual attains normal retirement age, additional "catch-up" deferrals are permitted.

  The deferred amounts will be used by the employer to purchase the Policy. The Policy will be issued to a trust set up by a governmental employer, or by another tax-exempt employer. For Section 457 plans established by non-governmental employers, all Accumulation Values will be subject to the claims of the employer's creditors. The employee has no rights or vested interest in the Policy and is only entitled to payment in accordance with the
  Section 457 plan provisions. The plans may permit participants to specify the form of investment for their deferred compensation account. For Section 457 plans established by governmental employers, all assets of the plan must be held in trust for the exclusive benefit of the participants. For Section 457 plans established by non-governmental employers, the employer has the right to withdraw amounts from the plan for purposes unrelated to the Section 457 plan. Present Federal income tax law does not allow tax-free transfers or rollovers for amounts accumulated in a Section 457 plan, except for transfers to other
  Section 457 plans in certain limited cases. If you are considering the purchase of a Policy for use with such a plan, you should seek competent advice regarding the suitability of the proposed plan documents and the Policy to your specific needs.

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

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
--------------------------------------------------------------------------------

  Jefferson Pilot Financial Insurance Company is a stock life insurance company chartered in 1903 in Tennessee, redomesticated to New Hampshire in 1991, and redomesticated to Nebraska effective June 12, 2000. The Company is a wholly-owned subsidiary of Jefferson-Pilot Corporation, a North Carolina corporation. The principal offices of Jefferson-Pilot Corporation are located at 100 North Greene Street, Greensboro, North Carolina 27401; its telephone number is 336-691-3000. Our service center is located at One Granite Place, Concord, New Hampshire 03301; our telephone number is 800-258-3648, ext. 5394.

  We are licensed to do life insurance business in forty-nine states of the United States, the District of Columbia, Puerto Rico, the U.S. Virgin Islands, Guam, and the Commonwealth of the Northern Mariana Islands.

  At December 31, 2001, we and our subsidiaries had total assets of approximately $15.9 billion and had approximately $173.8 billion of insurance in force, while total assets of Jefferson-Pilot Corporation and its subsidiaries (including the Company) were approximately $29 billion.

  The Company offers individual life insurance and annuities and non-medical group insurance products. We are subject to Nebraska laws governing insurance.

- THE SEPARATE ACCOUNT

  The JPF Variable Annuity Separate Account of Jefferson Pilot Financial Insurance Company (the "Separate Account") was established as a separate investment account under the laws of the State of New Hampshire on November 18, 1999 and is now governed by the laws of the State of Nebraska as a result of the Company's redomestication to Nebraska on June 12, 2000.

  We own the assets of the Separate Account. The Separate Account will not be charged with liabilities arising out of other separate accounts or out of any of our other business unless the liabilities have a specific and determinable relation to or dependence upon the Separate Account. We reserve the right to transfer assets of the Separate Account in excess of the reserves and other Policy liabilities with respect to the Separate Account to our general account. The income, if any, and gains or losses realized or unrealized on each Variable Sub-account are credited to or charged against that Variable Sub-account without regard to our other income, gains or losses. Therefore, the investment performance of any Variable Sub-account should be entirely independent of the investment performance of our general account assets or any of our other separate accounts.

DISTRIBUTOR OF THE POLICIES
--------------------------------------------------------------------------------

  Jefferson Pilot Variable Corporation is the principal underwriter of the Policies. Jefferson Pilot Variable Corporation will enter into one or more contracts with various broker-dealers for the distribution of the Policies. Commissions paid on Policy sales may vary, but we estimate that total commissions paid on all Policy sales will not exceed 4% of all premium payments. In certain circumstances, commissions may be paid in installments over time. Jefferson Pilot Variable Corporation, a wholly owned subsidiary of Jefferson-Pilot Corporation, is a member of the NASD. Its mailing address is One Granite Place, Concord, NH 03301. There may be other underwriters in the future.

  In addition to the payment of commissions, we may from time to time pay or allow additional promotional incentives, in the form of cash or other compensation, to broker-dealers that sell variable annuity contracts. In some instances, such other incentives may be offered only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of variable annuity contracts. Our payment of promotional incentives is subject to applicable state insurance law and regulation.

VOTING RIGHTS
--------------------------------------------------------------------------------

  There are no voting rights associated with the Guaranteed Interest Account Value.

  With respect to the Separate Account Value, we are the "shareholder" of the Portfolios and as such, we have certain voting rights. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Variable Sub-accounts to which you have allocated your Accumulation Value. Under current law, however, and prior to the Maturity Date, you are entitled to give us instructions on how to vote those shares on certain matters. We will notify you when your instructions are needed. We will also provide proxy materials or other information to assist you in understanding the matters being voted on. We will determine the number of shares for which you may give voting instructions as of the record date set by the relevant Portfolio holding the shareholder meeting. The number of votes that you have the right to instruct will be calculated separately for each Variable Sub-account. The number of votes that you have the right to instruct for a particular Variable Sub-account will be determined by dividing your Accumulation Value in the Variable Sub-account by the net asset value per share of the corresponding Portfolio in which the Variable Sub-account invests. Fractional shares will be counted.

  After the Maturity Date, the person receiving Annuity Payments has the voting interest, and the number of votes decreases as Annuity Payments are made and as the reserves for the Policy decrease. The person's number of votes will be determined by dividing the reserve for the Policy allocated to the applicable Variable Sub-account by the net asset value per share of the corresponding Portfolio. Fractional shares will be counted.

  If you send us written voting instructions, we will follow your instructions in voting the Portfolio shares attributable to your Policy. If you do not send us written instructions, we will vote the shares attributable to your Policy in the same proportions as we vote the shares for which we have received instructions from other Owners. We or our affiliates may vote shares in which you or other persons entitled to vote have no beneficial interest in our sole discretion.

  We reserve the right to restrict or eliminate any of your voting rights when we are permitted by law to do so.

  The above description reflects our view of currently applicable law. If the law changes or our interpretation of the law changes, we may decide that we are permitted to vote Portfolio shares without obtaining voting instructions from our Owners and we may elect to do so.

LOANS
--------------------------------------------------------------------------------

  Generally, a loan is available to you if your Policy is a Tax-Sheltered Annuity Policy issued under Section 403(b) of the Code. Loans are only available to non-ERISA Tax-Sheltered Annuity Policies. Loans are subject to provisions of the Code and to applicable plan rules. Loans may not be available in all states. You should consult your tax advisor and plan fiduciary prior to exercising your loan privileges.

  You may borrow up to 50% of the Surrender Value from your Policy, but in no case more than $50,000, without incurring current taxes or policy-imposed Withdrawal Charges. Certain other Code and IRS limitations may apply. For example, if a loan already exists, the $50,000 limit is reduced. Existing loans include loans from all qualified plans. A minimum loan of $1,000 also applies. We will notify you of the loan interest rate at the time you request a loan. However, your Policy guarantees that the loan interest rate will never exceed 8%.

  Loans must be repaid in substantially equal payments, at least quarterly, within five years. However, loans #used to purchase your principal residence must be repaid within 15 years. The loan repayment period may not extend beyond age 70. If you do not make a loan payment when due, interest will continue to accrue on that amount. If you do not make a loan payment by the end of a 30 day grace period, the entire loan will be treated as a deemed distribution, may be taxable to you, and may be subject to a 10% penalty tax. If the required payment is not received by the end of the grace period, the defaulted loan balance, plus accrued interest and any Withdrawal Charge, will be withdrawn from your Surrender Value, if amounts under your Policy are "eligible for distribution." In order for an amount to be eligible for distribution under a 403(b) Plan, you must meet one of the six triggering events:

  - attainment of age 59 1/2;

  - separation from service;

  - death;

  - disability;

  - plan termination; or

  - financial hardship.

  If those amounts are not eligible for distribution, the defaulted loan balance plus accrued interest and any Withdrawal Charge will be considered a "deemed distribution" and will be withdrawn when those Surrender Values become eligible. Either a distribution or a deemed distribution will be considered a currently taxable event, and may be subject to Federal tax withholding, the Withdrawal Charge and the Federal early withdrawal penalty tax.

  Your Policy Surrender Value will provide the collateral for the loan. The amount of Surrender Value serving as collateral will be placed in a loan collateral account. The loan collateral account is part of the General Account. You may specify the allocation option from which amounts will be transferred to the loan collateral account. If you do not specify the allocation options, amounts will be transferred from the Variable Sub-accounts and Guaranteed Interest Accounts in the same proportion that your Accumulation Value in each allocation option bears to your total Accumulation Value.

  Until the loan has been repaid, amounts in the loan collateral account will be credited interest at a rate 2.25% less than the loan interest rate fixed by the Company for the term of the loan. Your Policy guarantees that the interest rate credited to the loan collateral account will never be less than 3%. Loan repayments will be deducted from the loan collateral account and allocated to the allocation options based on your current allocation elections.

  If you make a Full Withdrawal of your Policy while a loan is outstanding, the Surrender Value you receive will be reduced by the amount of the loan outstanding plus any accrued interest. If you die while a loan is outstanding, the Death Benefit paid to the Beneficiary will be reduced by the amount of the loan outstanding plus any accrued interest. If the Maturity Date occurs while a loan is outstanding, the amount of the Accumulation Value applied under any payment option will be reduced by the amount of the loan outstanding plus accrued interest.

ADDITIONAL INFORMATION ABOUT THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------

- ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

  We reserve the right to transfer assets of the Separate Account, which we determine to be associated with the class of policies to which the Policy belongs, to another separate account. If this type of transfer is made, the term "Separate Account," as used herein shall then mean the Separate Account to which the assets were transferred.

  We further reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Separate Account or that the Separate Account may purchase. If the shares of a Portfolio are no longer available for investment or if in our judgment further investment in any Portfolio should become inappropriate in view of the purposes of the Separate Account, we may redeem the shares, if any, of that Portfolio and substitute shares of another Portfolio or of another registered open-end management investment company. If required by law, we will not substitute any shares attributable to a Policy's interest in a Variable Sub-account of the Separate Account without notice and prior approval of the SEC and state insurance authorities.

  We also reserve the right to establish additional Variable Sub-accounts of the Separate Account, each of which would invest in shares corresponding to a new investment portfolio of the existing Portfolio or in shares of another investment company. Subject to applicable law and any required SEC approval, we may, in our sole discretion, establish new Variable Sub-accounts, eliminate one or more Variable Sub-accounts, or combine Variable Sub-accounts if marketing needs, tax considerations or investment conditions warrant. Any new Variable Sub-accounts may be made available to existing Owners on a basis to be determined by the Company.

  If any of these substitutions or changes are made, we may by appropriate endorsement change the Policy to reflect the substitution or change. If we deem it to be in the best interest of Owners and Annuitants, and subject to any approvals that may be required under applicable law, the Separate Account may be operated as a management investment company under the 1940 Act; it may be deregistered under the Act if registration is no longer required; or it may be combined with other separate accounts of the Company. Further we reserve the right, when permitted by law, to manage the Separate Account under the direction of a committee at any time. We will notify you of our intent to exercise any of these reserved rights with respect to the Separate Account. If you choose not to accept such change(s), you may request cancellation of your Policy and receive the Surrender Value.

- PERFORMANCE DATA

  From time-to-time we may use the yield of the JPVF Money Market Variable Sub-account and total returns of other Variable Sub-accounts in advertisements and sales literature. Performance data is not intended to and does not indicate future performance.

  JPVF MONEY MARKET VARIABLE SUB-ACCOUNT YIELD. The yield of the JPVF Money Market Variable Sub-account refers to the annualized income generated by an investment in that Variable Sub-account over a specified seven-day period. The yield is "annualized" by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of that investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in that Variable Sub-account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

  OTHER VARIABLE SUB-ACCOUNT YIELD. We may from time-to-time advertise or disclose the current annualized yield of one or more of the Variable Sub-accounts of the Separate Account (except the JPVF Money Market Variable Sub-account) for 30-day periods. The annualized yield of a Variable Sub-account refers to income generated by the Variable Sub-account over a specific 30-day period. Because the yield is annualized, the yield generated by a Variable Sub-account during the 30-day period is assumed to be generated each 30-day period over a 12-month period.

  The yield is computed by:

  - dividing the net investment income of the Variable Sub-account less Variable Sub-account expenses for the period,

  - by the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period,

  - compounding that yield for a six month period, and

  - multiplying that result by 2.

  Expenses attributable to the Variable Sub-Account include:

  - the Mortality and Expense Risk Charge, and

  - the Administrative Expense Charge.

  Because of the charges and deductions imposed by the Separate Account, the yield for a Variable Sub-account of the Separate Account will be lower than the yield for its corresponding Portfolio. The yield calculations do not reflect the effect of any Withdrawal Charge or premium taxes that may be applicable to a particular Policy. The yield on amounts held in the Variable Sub-accounts of the Separate Account normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return.

  TOTAL RETURN. Total returns for the Sub-accounts may be calculated pursuant to a standardized formula or in non-standardized manners. The standardized total return of the Variable Sub-accounts refers to return quotations assuming an investment has been held in the Variable Sub-account for various periods of time including, but not limited to, one year, five years, and ten years (if the Variable Sub-account has been in operation for those periods), and a period measured from the date the Variable Sub-account commenced operations. The total return quotations will represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. Accordingly, the total return quotations will reflect not only income but also changes in principal value (that is, changes in the Accumulation Unit values), whereas the yield figures will only reflect income. In addition, the standardized total return quotations will reflect the Withdrawal Charge imposed on Full or Partial Withdrawals.

  In addition, we may from time-to-time also disclose total return in non-standard formats and cumulative total return for the Variable Sub-accounts. The non-standard average annual total return and cumulative total return would not reflect any applicable Withdrawal Charge, which if reflected would lower the performance figures.

  We may from time-to-time also disclose standard total returns and non-standard total returns for the Variable Sub-accounts based on or covering periods of time other than those indicated above. All non-standard performance data will only be disclosed if the standard total return is also disclosed. For additional information regarding the calculation of performance data, please refer to the Statement of Additional Information.

  PERFORMANCE COMPARISONS. From time-to-time, in advertisements, sales literature, or in reports to you, we may compare the performance of the Variable Sub-accounts to that of other variable accounts or investment vehicles with similar investment objectives or to relevant indices published by recognized mutual fund or variable annuity statistical rating services or publications of general variable annuity statistical rating services or publications of general interest such as Forbes or Money magazines. For example, a Variable Sub-account's performance might be compared to that of other accounts or investments with a similar investment objective as compiled by Lipper Analytical Services, Inc., VARDs, Morningstar, Inc., or by others. In addition, a Variable Sub-account's performance might be compared to that of recognized stock market indicators including, but not limited to, the Standard & Poor's 500 Stock Index (which is a group of unmanaged securities widely regarded by investors as representative of the stock market in general) and the Dow Jones Industrial Average (which is a price-weighted average of 30 large, well-known industrial stocks that are generally the leaders in their industry). Performance comparisons should not be considered representative of the future performance of a Variable Sub-account.

  GENERAL. Performance data may also be calculated for shorter or longer base periods. The Separate Account may use various base periods as may be deemed necessary or appropriate to provide investors with the most informative performance data information, depending on the then-current market conditions.

  Performance will vary from time-to-time, and historical results will not be representative of future performance. Performance information may not provide a basis for comparison with other investments or other investment companies using a different method of calculating performance. A Portfolio's total returns should not be expected to be the same as the returns of other funds, whether or not both funds have the same portfolio managers and/or similar names. Current yield is not fixed and varies with changes in investment income and Accumulation Unit values. The JPVF Money Market Variable Sub-account yield will be affected if it experiences a net inflow of new money which it invests at interest rates different from those being earned on its then-current investments. An investor's principal in a Variable Sub-account and a Variable Sub-account's return are not guaranteed and will fluctuate according to market conditions. Also, as noted above, advertised performance data figures will be historical figures for a Policy during the Pay-in Period.

- COMPANY RATINGS

  We may from time-to-time publish (in advertisements, sales literature and reports to you) the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, and Fitch. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability and should not be considered as bearing on the investment performance of assets held in the Separate Account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect A.M. Best Company's current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, our claims-paying ability as measured by Standard and Poor's Insurance Ratings Services, or Fitch may be referred to in such advertisements, sales literature, or reports. These ratings are opinions regarding our financial capacity to meet the obligations of our insurance and annuity policies in accordance with their terms. Such ratings do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.

GENERAL POLICY PROVISIONS
--------------------------------------------------------------------------------

- ENTIRE POLICY

  The entire Policy consists of the Policy, any attached riders and endorsements, and the attached copy of the application. Only our Chief Executive Officer, President, one of our Executive Vice Presidents or the Secretary may change the Policy. The change must be in writing. No registered representative is authorized to change the Policy or to change or waive any provisions of the Policy.

- RELIANCE ON INFORMATION PROVIDED IN APPLICATION

  In issuing the Policy, we will rely on the statements made in the application. We deem all such statements to be representations and not warranties. We assume that these statements are true and complete to the best of the knowledge and belief of those who made them. We will not use any statement made in connection with the application to void the Policy unless that statement is a material misrepresentation and is part of the application.

- VARIATIONS IN POLICY PROVISIONS

  Certain provisions of your Policy may vary from the descriptions in this Prospectus in order to comply with different state laws. Any such variations will be included in your Policy or in riders or endorsements to your Policy.

- MEASUREMENT OF DATES

  Policy Years, quarters, months, and anniversaries are measured from the Policy Date, except where otherwise specified.

- CALCULATION OF AGE

  References in the Policy to a person's age on any date refer to his or her age on that person's last birthday.

- MISSTATEMENT OF AGE

  If the age of the Annuitant has been misstated, any amount payable under the Policy will be what would have been purchased at the correct age. If payments were made based on incorrect age, we will increase or reduce a later payment or payments to adjust for the error. Any adjustment will include interest, at 6.0% per year, from the date of the wrong payment to the date the adjustment is made.

- ASSIGNMENT OF THE POLICY

  While the Annuitant is living, and except for Qualified Policies, you may assign the Policy or any interest you have in it. Any irrevocable Beneficiary must agree to the assignment. If there is a Joint Owner, the Joint Owner must agree to any assignment. Your interest, and anyone else's, will then be subject to that assignment. As Owner, you still have the rights of ownership that you have not assigned.

  An assignee cannot change the Owner, Annuitant or Beneficiary, and may not elect an alternative payment option. Any amount payable to the assignee will be made in one lump sum.

  To assign the Policy, you must provide us a copy of the assignment. We are not bound by an assignment unless we receive written notice at our EIA/VA Service Center. We are not responsible for the validity of any assignment. An assignment will be subject to any payment previously made by us or any other action we may take before recording the assignment.

  State law such as those governing marital property may affect your ability to encumber the Policy.

- NONPARTICIPATING

  The Policy is nonparticipating and will not share in any surplus earnings of the Company. No dividends are payable on the Policy.

- NON-BUSINESS DAYS

  If the due date for any activity required by the Policy falls on a non-business day for the Company, performance will be rendered on the first business day following the due date.

- REGULATORY REQUIREMENTS

  All interest guarantees, withdrawal benefits, and amounts payable at death will not be less than the minimum benefits approved under the laws and regulations of the state in which the Policy is delivered.

  We will administer the Policy in accordance with the U.S. tax laws and regulations in order to retain its status as an annuity policy.

  The Policy is deemed to include all state and Federal laws that apply.

LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

  We are not involved in any litigation that is of material importance in relation to our general account assets. In addition, there are no legal proceedings to which the Separate Account is a party.

AVAILABLE INFORMATION
--------------------------------------------------------------------------------

  We have filed a registration statement (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933 relating to the Policies offered by this Prospectus. This Prospectus has been filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement. Reference is hereby made to such Registration Statement for further information relating to the Company and the Policies. The Registration Statement may be inspected and copied at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W, Washington, D.C. 20549. Copies of such materials also can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W, Washington, D.C. 20549, (telephone no. 202-942-8090), at prescribed rates or may be found at the SEC's Web Site at http://www.sec.gov.#

STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

  A Statement of Additional Information is available (at no cost) which contains more details concerning the subjects discussed in this Prospectus. The following is the Table of Contents for that Statement:

- TABLE OF CONTENTS

                                                           Page
                                                           ----
   Jefferson Pilot Financial Insurance
      Company                                                3
   More information About the Policy                         4
   Determination of Variable Sub-account
      Accumulation Unit Values                               4
   Calculation of Annuity Unit Value                         5
   Pay-out Period Transfer Formulas                          6
   Administration                                            7
   Records and Reports                                       7
   Custody of Assets                                         7
   Administrator                                             7
   Principal Underwriter                                     7
   Performance Data and Calculations                         8
   Money Market Variable Sub-account Yields                  8
   Other Variable Sub-account Yield                          8
   Variable Sub-account Total Return
      Calculations: Standardized                            10
   Other Performance Data: Other Information                13
   Other Information                                        14
   Experts                                                  14
   Financial Statements                                     14

APPENDIX I
--------------------------------------------------------------------------------

- WITHDRAWAL CHARGE CALCULATION

  A Withdrawal Charge may be deducted from the Accumulation Value upon Partial Withdrawal or Full Withdrawal of the Policy. (See "Withdrawal Charge" p. 31.)

  The Withdrawal Charge for each premium is calculated as follows:

    (S-Free) * X% = WC, but not less than zero.

  Where:

    S = the amount of premium withdrawn, premiums are withdrawn in the order in which they were received

    Free = the 10% free withdrawal amount, net of any other free withdrawals during the current policy year

    WC = the Withdrawal Charge amount

    X = the following Withdrawal Charge percentage, a separate Withdrawal Charge applies to each premium

              COMPLETE YEARS
              ELAPSED SINCE               WITHDRAWAL
              PREMIUM PAYMENT               CHARGE
              ---------------               ------
                Less than 1                   7%
                     1                        7%
                     2                        6%
                     3                        5%
                     4                        4%
                     5                        0%

  EXAMPLE:

  Assume an initial premium payment of $50,000 in Policy Year 1, and an additional premium payment of $5,000 in Policy Year 2. Also assume that after earnings, the Accumulation Value in Policy Year 3 is $60,000.

    1. If there is a Full Withdrawal during Policy Year 3: Withdrawal Charge = ($50,000 - $5,500) x .06 + ($5,000 x .07) = $3,020

  Thus, the Surrender Value would be $60,000 - $3,020 = $56,980. Premium taxes may also be applicable.

    2. If there is a Partial Withdrawal of $15,000 during Policy Year 3:

       Earnings of $5,000 are withdrawn without Withdrawal Charges, therefore premium of $10,000 must be withdrawn

       Withdrawal Charge = ($10,000 - $5,000) x .06 = $270

  Thus the Accumulation Value would be reduced by $15,000 and you would receive $14,730. Premium taxes may also be applicable.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

APPENDIX II
--------------------------------------------------------------------------------

- MARKET VALUE ADJUSTMENT
  CALCULATIONS AND EXAMPLES

  The formula which will be used to determine the Market Value Adjustment is:

                   1 + I        (N/12)
             [[ ------------ ]         - 1 ] X A
                1 + J + .004

  NOTE: The Market Value Adjustment will be limited so that it does not reduce the return on the Guaranteed Interest Account below 3.0% per year.

  I = The Guaranteed Interest Rate in effect for the current Interest Rate Guarantee Period (expressed as a decimal, (e.g., 1% = .01).)

  J = The interest rate (expressed as a decimal e.g. 1% = .01) for the Guaranteed Interest Account currently available for the period of time most closely approximating the duration remaining in the current Interest Rate Guarantee Period (Fractional years will be rounded to the nearest month and the interest rate will be calculated using linear interpolation. If an interest rate for the Guaranteed Interest Account is not available, and cannot be calculated by linear interpolation, a substitute interest rate will be used. The substitute interest rate will be no less favorable to you than the most recent U.S. Treasury Yield for the maturity closest to the duration remaining plus 1.00%). If the period is less than 1 year then the Company will use the currently available interest rate for the 1-year option.

  N = The number of complete months from the Full or Partial Withdrawal to the end of the current Interest Rate Guarantee Period.

  A = The amount surrendered, withdrawn or transferred.

  The ".004" in the formula is a factor designed to cover anticipated costs of liquidation investments. Thus, the Guaranteed Interest Rate ("I") must be at least 0.4% higher than the currently available interest rate for new money in the Guaranteed Interest Account for there to be a positive market value adjustment. If it is lower than J or higher but less than 0.4% higher, the Market Value Adjustment is negative.

  EXAMPLES OF MARKET VALUE ADJUSTMENT

  Assume a Guaranteed Interest Account Value of $50,000, a five year guaranteed period with an guaranteed interest rate of 6%, and a original payment of $42,000 at the beginning of the current guaranteed period.

  1. If there is a Full Withdrawal at the beginning of the fourth year with two years remaining in the Interest Rate Guarantee Period:

     a. If the current interest rate available for a two-year Guaranteed Interest Account is 5%:

                          (1.06    (48/12)
        MVA = $50,000 x [---------         - 1] = $570.88
                         (1.054)

          Free Withdrawal Amount = ($42,000 x .10) = $4,200.00

          Withdrawal Charge = ($42,000 - $4,200) x .05 = $1,890.00

          Thus the surrender proceeds = $50,000.00 + $570.88 - $1,890.00 =
          $48,680.88 - any applicable premium taxes

     b. If the current interest rate available for a two-year Guaranteed Interest Account is 7%:

                          (1.06    (48/12)
        MVA = $50,000 x [---------         - 1] = -$1,295.04
                         (1.074)

          Minimum Market Value Adjustment with 3% guaranteed return = $42,000 x (1.03)(3) - $50,000 = -$4,105.47

          Since -$1,295.04 is greater than -$4,105.47, the actual MVA is -$1,295.04

          Free Withdrawal Amount = ($42,000 x .10) = $4,200.00

          Withdrawal Charge = ($42,000 - $4,200) x .05 = $1,890.00

          Thus the surrender proceeds = $50,000.00 - $1,295.04 - $1,890.00 =
          $46,814.96 any applicable premium tax

  2. If there is a Full Withdrawal at the beginning of the tenth year (thus, no Withdrawal Charge applies) with three years remaining in the Interest Rate Guarantee Period:

     a. If the current interest rate available for a three-year Guaranteed Interest Account is 5%:

                          (1.06    (36/12)
        MVA = $50,000 x [---------         - 1] = $858.76
                         (1.054)

          Free Withdrawal Amount = $50,858.76

          Withdrawal Charge = $0

          Thus the surrender proceeds = $50,000.00 + $858.76 = $50,858.76
          - any applicable premium tax

     b. If the current interest rate available for a three-year Guaranteed Interest Account is 7%:

                          (1.06    (36/12)
        MVA = $50,000 x [---------         - 1] = -$1,929.93
                         (1.074)

          Minimum Market Value Adjustment with 3% guaranteed return = $42,000 x (1.03)(2) $50,000 = -$5,442.20

          Since -$1,929.93 is greater than -$5,442.20, the actual MVA is -$1,929.93

          Free Withdrawal Amount = $48,070.07

          Withdrawal Charge = $0

          Thus the surrender proceeds = $50,000.00 - $1,929.93 = $48,070.07
          - any premium tax

  3. If there is a Partial Withdrawal of $10,000 at the beginning of the fourth year with two years remaining in the Interest Rate Guarantee Period;

     a. If the current interest rate available for a two-year Guaranteed Interest Account is 5%:

                          (1.06    (24/12)
        MVA = $10,000 x [---------         - 1] = $114.18
                         (1.054)

          Free Withdrawal Amount = ($42,000 x .10) = $4,200.00

          Withdrawal Charge = ($10,000 - $4,200) x .05 = $290.00

          Thus the surrender proceeds = $10,000.00 + $114.18 - $290.00 =
          $9,824.18 - any applicable premium tax

     b. If the current interest rate available for a two-year Guaranteed Interest Account is 7%:

                          (1.06    (24/12)
        MVA = $10,000 x [---------         - 1] = -$259.01
                         (1.074)

          Minimum Market Value Adjustment with 3% guaranteed return = $42,000 x (1.03)(3) - $50,000 = -$4,105.47

          Since $259.01 is greater than -$4,105.47, the actual MVA is -$259.01

          Free Withdrawal Amount = ($42,000 x .10) = $4,200.00

          Withdrawal Charge = ($10,000 - $4,200) x .05 = $290.00

          Thus the surrender proceeds = $10,000.00 - $259.01 - $290.00 =
          $9,450.99 - applicable premium tax

  4. If there is a Partial Withdrawal of $10,000 at the beginning of the tenth year (thus, no Withdrawal Charge applies) with three years remaining in the Interest Rate Guarantee Period:

     a. If the current interest rate available for a three-year Guaranteed Interest Account is 5%:

                          (1.06    (36/12)
        MVA = $10,000 x [---------         - 1] = $171.75
                         (1.054)

          Free Withdrawal Amount = $10,171.75

          Withdrawal Charge = $0

          Thus the surrender proceeds = $10,000 + $171.75 = $10,171.75
          - any applicable premium tax

     b. If the current interest rate available for a three-year Guaranteed Interest Account is 7%:

                          (1.06    (36/12)
        MVA = $10,000 x [---------         - 1] = -$385.99
                         (1.074)


          Minimum Market Value Adjustment with 3% guaranteed return = $42,000 x (1.03)(2) $50,000 = -$5,442.20

          Since -$385.99 is greater than -$5,442.20, the actual MVA is -$385.99

          Free Withdrawal Amount = $9,614.01

          Withdrawal Charge = $0

          Thus the surrender proceeds = $10,000.00 - $385.99 = $9,614.01 - any applicable premium tax

APPENDIX III
--------------------------------------------------------------------------------

- CONDENSED FINANCIAL INFORMATION

  The following condensed financial information is derived from the financial statements of the Separate Account. The data should be read in conjunction with the financial statements, related notes, and other financial information included in the Statement of Additional Information.

  The following tables set forth certain information regarding the Variable Sub-accounts for a Policy since the commencement of business operations on November 13, 2000.

  The Accumulation Unit values and the number of Accumulation Units outstanding for each Variable Sub-account for the periods indicated are as follows:

                              NO OPTIONAL BENEFITS
                   (SEPARATE ACCOUNT ANNUAL EXPENSES OF 0.75%)


                                                                     2001           2000
-------------------------------------------------------------------------------------------
GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.136       $10.000
-  End of period                                                    $ 6.663       $10.136
Number of accumulation units
-  End of period                                                     19,105             0
JPVF EMERGING GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.323       $10.000
-  End of period                                                    $ 6.643       $10.323
Number of accumulation units
-  End of period                                                      5,624             0
JPVF MID-CAP GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 8.540           N/A
Number of accumulation units
-  End of period                                                        985           N/A
JPVF CAPITAL GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $ 9.893       $10.000
-  End of period                                                    $ 7.345      $  9.893
Number of accumulation units
-  End of period                                                     17,372             0
JPVF SMALL COMPANY SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.538       $10.000
Number of accumulation units
-  End of period                                                      1,707             0
JPVF MID-CAP VALUE SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 9.874           N/A
Number of accumulation units
-  End of period                                                     16,959           N/A


                                     III-1

                                                                     2001           2000
-------------------------------------------------------------------------------------------
JPVF S&P 500 INDEX SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.039       $10.000
-  End of period                                                    $ 8.750       $10.039
Number of accumulation units
-  End of period                                                     20,931             0
JPVF SMALL-CAP VALUE SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $11.082           N/A
Number of accumulation units
-  End of period                                                      8,257           N/A
JPVF VALUE SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.751       $10.000
Number of accumulation units
-  End of period                                                      9,723             0
JPVF INTERNATIONAL EQUITY SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 8.191       $10.000
Number of accumulation units
-  End of period                                                      2,641             0
JPVF WORLD GROWTH STOCK SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.413       $10.000
Number of accumulation units
-  End of period                                                     10,763             0
JPVF BALANCED SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.630       $10.000
Number of accumulation units
-  End of period                                                     14,796             0
JPVF HIGH YIELD BOND SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.527       $10.000
Number of accumulation units
-  End of period                                                      2,640             0
JPVF MONEY MARKET SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $10.280       $10.000
Number of accumulation units
-  End of period                                                    126,304             0


                                     III-2

                                                                     2001           2000
-------------------------------------------------------------------------------------------
AYCO GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 8.501           N/A
Number of accumulation units
-  End of period                                                        921           N/A
AMERICAN CENTURY VP INTERNATIONAL SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 8.135           N/A
Number of accumulation units
-  End of period                                                        403           N/A
FIDELITY VIP GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 8.525       $10.000
Number of accumulation units
-  End of period                                                      7,705             0
FIDELITY VIP EQUITY-INCOME SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.312       $10.000
Number of accumulation units
-  End of period                                                     20,740             0
FIDELITY VIP CONTRAFUND SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9,156       $10.000
Number of accumulation units
-  End of period                                                      8,576             0
MFS RESEARCH SERIES SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 7.965       $10.000
Number of accumulation units
-  End of period                                                      6,544             0
MFS UTILITIES SERIES SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.554       $10.000
-  End of period                                                    $ 7.939       $10.554
Number of accumulation units
-  End of period                                                     21,228             0
PIMCO TOTALRETURN SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $10.575           N/A
Number of accumulation units
-  End of period                                                     18,447           N/A


                                     III-3

                         ENHANCED DEATH BENEFIT OPTION 1
                   (SEPARATE ACCOUNT ANNUAL EXPENSES OF 0.85%)


                                                                     2001           2000
-------------------------------------------------------------------------------------------
JPVF GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.135       $10.000
-  End of period                                                    $ 6.656       $10.135
Number of accumulation units
-  End of period                                                      3,024             0
JPVF EMERGING GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.322       $10.000
-  End of period                                                    $ 6.635       $10.322
Number of accumulation units
-  End of period                                                      1,037             0
JPVF MID-CAP GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 8.534           N/A
Number of accumulation units
-  End of period                                                      5,117           N/A
JPVF CAPITAL GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $ 9.892       $10.000
-  End of period                                                    $ 7.337       $ 9.892
Number of accumulation units
-  End of period                                                      4,066             0
JPVF SMALL COMPANY SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.529       $10.000
Number of accumulation units
-  End of period                                                          0             0
JPVF MID-CAP VALUE SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 9.867           N/A
Number of accumulation units
-  End of period                                                      4,767           N/A
JPVF S&P 500 INDEX SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.039       $10.000
-  End of period                                                    $ 8.741       $10.039
Number of accumulation units
-  End of period                                                      4,734             0
JPVF SMALL-CAP VALUE SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $11.074           N/A
Number of accumulation units
-  End of period                                                        422           N/A


                                     III-4

                                                                     2001           2000
-------------------------------------------------------------------------------------------
JPVF VALUE SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.743       $10.000
Number of accumulation units
-  End of period                                                      1,214             0
JPVF INTERNATIONAL EQUITY SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 8.184       $10.000
Number of accumulation units
-  End of period                                                      1,269             0
JPVF WORLD GROWTH STOCK SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.405       $10.000
Number of accumulation units
-  End of period                                                        418             0
JPVF BALANCED SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.620       $10.000
Number of accumulation units
-  End of period                                                      2,057             0
JPVF HIGH YIELD BOND SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.518       $10.000
Number of accumulation units
-  End of period                                                      1,156             0
JPVF MONEY MARKET SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $10.270       $10.000
Number of accumulation units
-  End of period                                                      1,151             0
AYCO GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 8.495           N/A
Number of accumulation units
-  End of period                                                          0           N/A
AMERICAN CENTURY VP INTERNATIONAL SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 8.130           N/A
Number of accumulation units
-  End of period                                                          0           N/A


                                     III-5

                                                                     2001           2000
-------------------------------------------------------------------------------------------
FIDELITY VIP GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 8.517       $10.000
Number of accumulation units
-  End of period                                                      7,203             0
FIDELITY VIP EQUITY-INCOME SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.304       $10.000
Number of accumulation units
-  End of period                                                      6,263             0
FIDELITY VIP CONTRAFUND SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.147       $10.000
Number of accumulation units
-  End of period                                                      2,166             0
MFS RESEARCH SERIES SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 7.958       $10.000
Number of accumulation units
-  End of period                                                        903             0
MFS UTILITIES SERIES SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.553       $10.000
-  End of period                                                    $ 7.931       $10.553
Number of accumulation units
-  End of period                                                          0             0
PIMCO TOTAL RETURN SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $10.568           N/A
Number of accumulation units
-  End of period                                                      2,409           N/A


                                     III-6

                        ENHANCED DEATH BENEFIT OPTION 2
                   (SEPARATE ACCOUNT ANNUAL EXPENSES OF 0.90%)


                                                                     2001           2000
-------------------------------------------------------------------------------------------
JPVF GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.135       $10.000
-  End of period                                                    $ 6.652       $10.135
Number of accumulation units
-  End of period                                                      1,204         1,204
JPVF EMERGING GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.322       $10.000
-  End of period                                                    $ 6.632       $10.322
Number of accumulation units
-  End of period                                                        602           602
JPVF MID-CAP GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 8.532           N/A
Number of accumulation units
-  End of period                                                          0           N/A
JPVF CAPITAL GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $ 9.892       $10.000
-  End of period                                                    $ 7.333       $ 9.892
Number of accumulation units
-  End of period                                                      1,204         1,204
JPVF SMALL COMPANY SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.525       $10.000
Number of accumulation units
-  End of period                                                          0             0
JPVF MID-CAP VALUE SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 9.864           N/A
Number of accumulation units
-  End of period                                                          0           N/A
JPVF S&P 500 INDEX SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.038       $10.000
-  End of period                                                    $ 8.736       $10.038
Number of accumulation units
-  End of period                                                      1,204         1,204
JPVF SMALL-CAP VALUE SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $11.070           N/A
Number of accumulation units
-  End of period                                                          0           N/A


                                     III-7

                                                                     2001           2000
-------------------------------------------------------------------------------------------
JPVF VALUE SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.739       $10.000
Number of accumulation units
-  End of period                                                          0             0
JPVF INTERNATIONAL EQUITY SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 8.180       $10.000
Number of accumulation units
-  End of period                                                          0             0
JPVF WORLD GROWTH STOCK SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.401       $10.000
Number of accumulation units
-  End of period                                                          0             0
JPVF BALANCED SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.615       $10.000
Number of accumulation units
-  End of period                                                          0             0
JPVF HIGH YIELD BOND SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.514       $10.000
Number of accumulation units
-  End of period                                                          0             0
JPVF MONEY MARKET SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $10.265       $10.000
Number of accumulation units
-  End of period                                                          0             0
AYCO GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 8.492           N/A
Number of accumulation units
-  End of period                                                          0           N/A
AMERICAN CENTURY VP INTERNATIONAL SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 8.127           N/A
Number of accumulation units
-  End of period                                                          0           N/A


                                     III-8

                                                                     2001           2000
-------------------------------------------------------------------------------------------
FIDELITY VIP GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 8.513       $10.000
Number of accumulation units
-  End of period                                                          0             0
FIDELITY VIP EQUITY-INCOME SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.300       $10.000
Number of accumulation units
-  End of period                                                          0             0
FIDELITY VIP CONTRAFUND SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.143       $10.000
Number of accumulation units
-  End of period                                                          0             0
MFS RESEARCH SERIES SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 7.954       $10.000
Number of accumulation units
-  End of period                                                          0             0
MFS UTILITIES SERIES SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.553       $10.000
-  End of period                                                    $ 7.926       $10.553
Number of accumulation units
-  End of period                                                        602           602
PIMCO TOTAL RETURN SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $10.564           N/A
Number of accumulation units
-  End of period                                                          0           N/A


                                     III-9

         OPTIONAL EXTENDED CARE CONFINEMENT AND TERMINAL ILLNESS RIDER
                   (SEPARATE ACCOUNT ANNUAL EXPENSES OF 0.80%)


                                                                     2001           2000
-------------------------------------------------------------------------------------------
JPVF GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.135       $10.000
-  End of period                                                    $ 6.659       $10.135
Number of accumulation units
-  End of period                                                          0             0
JPVF EMERGING GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.322       $10.000
-  End of period                                                    $ 6.639       $10.322
Number of accumulation units
-  End of period                                                          0             0
JPVF MID-CAP GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 8.537           N/A
Number of accumulation units
-  End of period                                                          0           N/A
JPVF CAPITAL GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $ 9.892       $10.000
-  End of period                                                    $ 7.341       $ 9.892
Number of accumulation units
-  End of period                                                          0             0
JPVF SMALL COMPANY SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.534       $10.000
Number of accumulation units
-  End of period                                                          0             0
JPVF MID-CAP VALUE SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 9.870           N/A
Number of accumulation units
-  End of period                                                          0           N/A
JPVF S&P 500 INDEX SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.039       $10.000
-  End of period                                                    $ 8.745       $10.039
Number of accumulation units
-  End of period                                                          0             0
JPVF SMALL-CAP VALUE SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $11.078           N/A
Number of accumulation units
-  End of period                                                          0           N/A


                                     III-10

                                                                     2001           2000
-------------------------------------------------------------------------------------------
JPVF VALUE SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.747       $10.000
Number of accumulation units
-  End of period                                                          0             0
JPVF INTERNATIONAL EQUITY SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 8.187       $10.000
Number of accumulation units
-  End of period                                                          0             0
JPVF WORLD GROWTH STOCK SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.409       $10.000
Number of accumulation units
-  End of period                                                          0             0
JPVF BALANCED SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.625       $10.000
Number of accumulation units
-  End of period                                                          0             0
JPVF HIGH YIELD BOND SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.523       $10.000
Number of accumulation units
-  End of period                                                          0             0
JPVF MONEY MARKET SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $10.275       $10.000
Number of accumulation units
-  End of period                                                     26,494             0
AYCO GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 8.498           N/A
Number of accumulation units
-  End of period                                                          0           N/A
AMERICAN CENTURY VP INTERNATIONAL SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 8.132           N/A
Number of accumulation units
-  End of period                                                          0           N/A


                                     III-11

                                                                     2001           2000
-------------------------------------------------------------------------------------------
FIDELITY VIP GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 8.521       $10.000
Number of accumulation units
-  End of period                                                          0             0
FIDELITY VIP EQUITY-INCOME SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.308       $10.000
Number of accumulation units
-  End of period                                                          0             0
FIDELITY VIP CONTRAFUND SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.152       $10.000
Number of accumulation units
-  End of period                                                          0             0
MFS RESEARCH SERIES SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 7.961       $10.000
Number of accumulation units
-  End of period                                                          0             0
MFS UTILITIES SERIES SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.554       $10.000
-  End of period                                                    $ 7.935       $10.554
Number of accumulation units
-  End of period                                                          0             0
PIMCO TOTAL RETURN SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $10.571           N/A
Number of accumulation units
-  End of period                                                          0           N/A


                                     III-12

                         ENHANCED DEATH BENEFIT OPTION 1
                                       AND
          OPTIONAL EXTENDED CARE CONFINEMENT AND TERMINAL ILLNESS RIDER
                   (SEPARATE ACCOUNT ANNUAL EXPENSES OF 0.90%)


                                                                     2001           2000
-------------------------------------------------------------------------------------------
JPVF GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.135       $10.000
-  End of period                                                    $ 6.652       $10.135
Number of accumulation units
-  End of period                                                          0             0
JPVF EMERGING GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.322       $10.000
-  End of period                                                    $ 6.632       $10.322
Number of accumulation units
-  End of period                                                          0             0
JPVF MID-CAP GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 8.532           N/A
Number of accumulation units
-  End of period                                                          0           N/A
JPVF CAPITAL GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $ 9.892       $10.000
-  End of period                                                    $ 7.333       $ 9.892
Number of accumulation units
-  End of period                                                          0             0
JPVF SMALL COMPANY SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.525       $10.000
Number of accumulation units
-  End of period                                                          0             0
JPVF MID-CAP VALUE SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 9.864           N/A
Number of accumulation units
-  End of period                                                          0           N/A
JPVF S&P 500 INDEX SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.038       $10.000
-  End of period                                                    $ 8.736       $10.038
Number of accumulation units
-  End of period                                                      1,312             0


                                     III-13

                                                                     2001           2000
-------------------------------------------------------------------------------------------
JPVF SMALL-CAP VALUE SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $11.070           N/A
Number of accumulation units
-  End of period                                                          0           N/A
JPVF VALUE SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.739       $10.000
Number of accumulation units
-  End of period                                                      1,197             0
JPVF INTERNATIONAL EQUITY SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 8.180       $10.000
Number of accumulation units
-  End of period                                                          0             0
JPVF WORLD GROWTH STOCK SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.401       $10.000
Number of accumulation units
-  End of period                                                          0             0
JPVF BALANCED SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.615       $10.000
Number of accumulation units
-  End of period                                                          0             0
JPVF HIGH YIELD BOND SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.514       $10.000
Number of accumulation units
-  End of period                                                          0             0
JPVF MONEY MARKET SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $10.265       $10.000
Number of accumulation units
-  End of period                                                      3,034             0
AYCO GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 8.492           N/A
Number of accumulation units
-  End of period                                                          0           N/A


                                     III-14

                                                                     2001           2000
-------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INTERNATIONAL SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 8.127           N/A
Number of accumulation units
-  End of period                                                          0           N/A
FIDELITY VIP GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 8.513       $10.000
Number of accumulation units
-  End of period                                                          0             0
FIDELITY VIP EQUITY-INCOME SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.300       $10.000
Number of accumulation units
-  End of period                                                      1,241             0
FIDELITY VIP CONTRAFUND SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.143       $10.000
Number of accumulation units
-  End of period                                                      1,261             0
MFS RESEARCH SERIES SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 7.954       $10.000
Number of accumulation units
-  End of period                                                          0             0
MFS UTILITIES SERIES SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.553       $10.000
-  End of period                                                    $ 7.926       $10.553
Number of accumulation units
-  End of period                                                      1,274             0
PIMCO TOTAL RETURN SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $10.564           N/A
Number of accumulation units
-  End of period                                                          0           N/A


                                     III-15

                        ENHANCED DEATH BENEFIT OPTION 2
                                       AND
          OPTIONAL EXTENDED CARE CONFINEMENT AND TERMINAL ILLNESS RIDER
                   (SEPARATE ACCOUNT ANNUAL EXPENSES OF 0.95%)


                                                                     2001           2000
-------------------------------------------------------------------------------------------
JPVF GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.134       $10.000
-  End of period                                                    $ 6.649       $10.134
Number of accumulation units
-  End of period                                                          0             0
JPVF EMERGING GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.321       $10.000
-  End of period                                                    $ 6.628       $10.321
Number of accumulation units
-  End of period                                                          0             0
JPVF MID-CAP GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 8.529           N/A
Number of accumulation units
-  End of period                                                          0           N/A
JPVF CAPITAL GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $ 9.891       $10.000
-  End of period                                                    $ 7.329       $ 9.891
Number of accumulation units
-  End of period                                                          0             0
JPVF SMALL COMPANY SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.521       $10.000
Number of accumulation units
-  End of period                                                          0             0
JPVF MID-CAP VALUE SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 9.860           N/A
Number of accumulation units
-  End of period                                                          0           N/A
JPVF S&P 500 INDEX SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.038       $10.000
-  End of period                                                    $ 8.731       $10.038
Number of accumulation units
-  End of period                                                          0             0


                                     III-16

                                                                     2001           2000
-------------------------------------------------------------------------------------------
JPVF SMALL-CAP VALUE SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $11.067           N/A
Number of accumulation units
-  End of period                                                          0           N/A
JPVF VALUE SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.735       $10.000
Number of accumulation units
-  End of period                                                          0             0
JPVF INTERNATIONAL EQUITY SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 8.177       $10.000
Number of accumulation units
-  End of period                                                          0             0
JPVF WORLD GROWTH STOCK SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.397       $10.000
Number of accumulation units
-  End of period                                                          0             0
JPVF BALANCED SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.610       $10.000
Number of accumulation units
-  End of period                                                          0             0
JPVF HIGH YIELD BOND SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.510       $10.000
Number of accumulation units
-  End of period                                                          0
JPVF MONEY MARKET SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $10.260       $10.000
Number of accumulation units
-  End of period                                                          0             0
AYCO GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 8.490           N/A
Number of accumulation units
-  End of period                                                          0           N/A


                                     III-17

                                                                     2001           2000
-------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INTERNATIONAL SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $ 8.124           N/A
Number of accumulation units
-  End of period                                                          0           N/A
FIDELITY VIP GROWTH SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 8.508       $10.000
Number of accumulation units
-  End of period                                                          0             0
FIDELITY VIP EQUITY-INCOME SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.296       $10.000
Number of accumulation units
-  End of period                                                          0             0
FIDELITY VIP CONTRAFUND SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 9.139       $10.000
Number of accumulation units
-  End of period                                                          0             0
MFS RESEARCH SERIES SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000       $10.000
-  End of period                                                    $ 7.951       $10.000
Number of Accumulation units
-  End of period                                                          0             0
MFS UTILITIES SERIES SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.552       $10.000
-  End of period                                                    $ 7.922       $10.552
Number of accumulation units
-  End of period                                                          0             0
PIMCO TOTALRETURN SUB-ACCOUNT
Accumulation unit value
-  Beginning of period                                              $10.000           N/A
-  End of period                                                    $10.561           N/A
Number of accumulation units
-  End of period                                                          0           N/A


                                     III-18

                      JPF VARIABLE ANNUITY SEPARATE ACCOUNT

                                   Offered by

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY

                                ONE GRANITE PLACE

                          CONCORD, NEW HAMPSHIRE 03301

                                  ------------

                       STATEMENT OF ADDITIONAL INFORMATION

This Statement of Additional Information expands upon certain subjects discussed in the current Prospectus for the Jefferson Pilot Financial Insurance Company Pilot Elite Variable Annuity Policy (the "Policy") offered by Jefferson Pilot Financial Insurance Company (the "Company"). You may obtain a copy of the Prospectus dated May 1, 2002 by calling 1-800-258-3648, ext. 5394, or by writing the EIA/VA Service Center, One Granite Place, P.O. Box 515, Concord, New Hampshire 03302-0515. Terms used in the current Prospectus for the Policy are incorporated in this Statement.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE
READ ONLY IN CONJUNCTION WITH THE PROSPECTUSES FOR THE POLICY AND THE UNDERLYING FUNDS.

                              DATED: MAY 1, 2002

                                TABLE OF CONTENTS

                                                                                                          Page
Jefferson Pilot Financial Insurance Company                                                                3

More Information About the Policy                                                                          3

Determination of Variable Sub-account Accumulation Unit Values                                             3

Calculation of Annuity Unit Value                                                                          4

Pay-out Period Transfer Formulas                                                                           5

Administration                                                                                             5

Records and Reports                                                                                        5

Custody of Assets                                                                                          6

Administrator                                                                                              6

Principal Underwriter                                                                                      6

Performance Data and Calculations                                                                          7
    Money Market Variable Sub-account Yield                                                                7
    Other Variable Sub-account Yields                                                                      7
    Variable Sub-account Total Return Calculations:  Standardized                                          9
    Other Performance Data:  Non-Standardized                                                              9
    Other Information                                                                                     11
Other Information                                                                                         12
Experts                                                                                                   12
Financial Statements                                                                                      12

In order to supplement the description in the Prospectus, the following provides additional information about the Company and the0. Policy which may be of interest to you.

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY

Effective April 30, 1997, the Company, then known as Chubb Life Insurance Company of America, was acquired by Jefferson-Pilot Corporation from The Chubb Corporation. Effective May 1, 1998, the Company changed its name to Jefferson Pilot Financial Insurance Company.

Effective August 1, 2000, Alexander Hamilton Life Insurance Company of America ("Alexander Hamilton Life") and Guarantee Life Insurance Company ("GLIC") merged with and into the Company, with the Company as the surviving entity. Both Alexander Hamilton Life and GLIC were affiliates of the Company. Alexander Hamilton Life was a stock life company initially organized under the laws of the State of North Carolina in 1981, and reincorporated in the State of Michigan in September 1995. GLIC was a stock life insurance company incorporated under the laws of the State of Nebraska. GLIC originally was organized in 1901 as a mutual assessment association and, after a period as a mutual life insurance company, became a stock life insurance company on December 26, 1995.

Upon the merger, the existence of Alexander Hamilton Life and GLIC ceased, and the Company became the surviving company. At the time of the merger, the Company assumed all of the variable annuity contracts issued by Alexander Hamilton Life and the applicable separate account became a separate account of the Company. GLIC did not have any separate accounts or insurance contracts registered with the SEC.

In approving the merger on July 14, 2000, the boards of directors of the Company, Alexander Hamilton Life and GLIC determined that the merger of three financially strong stock life insurance companies would result in an overall enhanced capital position and reduced expenses, which together, would be in the long-term interests of their respective contract owners. On July 14, 2000, the respective 100% stockholders of the Company, Alexander Hamilton Life and GLIC voted to approve the merger. In addition, the Nebraska Department of Insurance approved the merger.

                        MORE INFORMATION ABOUT THE POLICY

         DETERMINATION OF VARIABLE SUB-ACCOUNT ACCUMULATION UNIT VALUES

         ACCUMULATION UNITS. Accumulation Units are used to account for all amounts allocated to or withdrawn from the Separate Account. The Company will determine the number of Accumulation Units of a Variable Sub-account by dividing the net premium payment allocated to (or the amount withdrawn from) the Variable Sub-account by the dollar value of one Accumulation Unit on the date of the transaction. The Separate Account Value will consist of the sum of the value of all Accumulation Units in all Variable Sub-accounts credited to the Policy on the applicable Valuation Day.

         ACCUMULATION UNIT VALUE. The value of an Accumulation Unit in a Variable Sub-account on any Valuation Day is the product of (a) the value on the preceding Valuation Day and (b) the Net Investment Factor for the Variable Sub-account for the Valuation Period just ended. The value of an Accumulation Unit in each of the Sub-accounts was arbitrarily established at the inception of the Separate Account's operation. The value was established at $10.00 for each of the Variable Sub-accounts.

         A VALUATION DAY is any day on which the New York Stock Exchange is open for trading except for normal federal holiday closing or when the SEC has determined that a state of emergency exists. In addition, the Company will be closed on the following local or regional business holidays which shall not constitute a Valuation Day: Good Friday, the Friday following Thanksgiving and the day before and/or following Christmas Day.

         A VALUATION PERIOD is the period of time beginning at the close of trading of the New York Stock Exchange on any Valuation Day and ending at the close of business on the next Valuation Day. A Valuation Period may be one day or more than one day.

         NET INVESTMENT FACTOR. The Company calculates the Net Investment Factor for a Valuation Period for each Variable Sub-account by dividing (a) by (b) and subtracting (c) from the result, where:

         (a)  is the sum of:

              (1) the net asset value of a Portfolio share held in the Separate
                  Account for that Variable Sub-account determined at the end of the current Valuation Period, plus

              (2) the per share amount of any dividend or capital gain
                  distributions made for shares held in the Separate Account for that Variable Sub-account if the ex-dividend date occurs during the Valuation Period.

              (b) is the net asset value of a Portfolio share held in the
                  Separate Account for that Variable Sub-account determined as of the end of the preceding Valuation Period.

              (c) is a factor representing the Mortality and Expense Risk Charge and the Administrative Expense Charge. This factor is equal, on an annual basis, to 0.75% (0.60% + 0.15%) of the daily net asset value of Portfolio shares held in the Separate Account for that Variable Sub-account.

The Net Investment Factor may be greater or less than one; therefore, the Accumulation Unit value may increase or decrease.

                        CALCULATION OF ANNUITY UNIT VALUE

o Annuity Units and Payments. The dollar amount of each Variable Annuity Payment depends on the number of Annuity Units credited to that Payment Option and the value of those units. The number of Annuity Units is determined as follows:

      1. The dollar amount of the first payment with respect to each Variable Sub-account is determined by multiplying the portion of the Accumulation Value to be applied to the Variable Sub-account by the variable annuity purchase rate specified in the Settlement Option Table in the Policy.

      2. The number of Annuity Units credited in each Variable Sub-account is then determined by dividing the dollar amount of the first payment by the value of one Annuity Unit in that Variable Sub-account on the Maturity Date.

      3. The amount of each subsequent Annuity Payment equals the product of the Annuitant's number of Annuity Units and the Annuity Unit values on the payment date. The amount of each payment may vary.

o Annuity Unit Value. The value of the Annuity Units will increase or decrease on a daily basis to reflect the investment performance of the applicable Portfolio. The value of an Annuity Unit in a Variable Sub-account on any Valuation Day is determined as follows:

      1. The value of the Annuity Unit for the Variable Sub-account on the preceding Valuation Day is multiplied by the Net Investment Factor for the Valuation Period.

      2. The result in (1) is then multiplied by a factor (slightly less than one) to compensate for the interest assumption built into the variable annuity purchase rates.

      The Net Investment Factor reflects the investment experience of the applicable Portfolio and certain charges (See above for a detailed description of the Net Investment Factor).

     If a Variable Annuity Payment falls due on a non-business day of the Company, we will determine the Annuity Unit Value as of the prior business day.

                        PAY-OUT PERIOD TRANSFER FORMULAS

      During the Pay-out Period, you may transfer Separate Account Value from one Variable Sub-account to another, subject to certain limitations. Interest Rate Guarantee Periods are not available during the Pay-out Period, thus none will be available for transfers. (See "Transfers," in the Prospectus.)

      Transfers during the Pay-out Period are implemented according to the following formula:

      1. Determine the number of units to be transferred from the Variable Sub-account as follows: = D/AUV1

      2. Determine the number of Annuity Units remaining in that Variable Sub-account (after the transfer): = UNIT1 - D/AUV1

      3. Determine the number of Annuity Units in the transferee Variable Sub-account (after the transfer): = UNIT2 + D/AUV2

      4. Subsequent Annuity Payments will reflect the changes in Annuity Units in each Variable Sub-account as of the next Annuity Payment's due date.

Where:
         (AUV1) is the Annuity Unit value of the Variable Sub-account from which the transfer is being made.

         (AUV2) is the Annuity Unit value of the Variable Sub-account to which the transfer is being made.

         (UNIT1) is the number of units in the Variable Sub-account from which the transfer is being made, before the transfer.

         (UNIT2) is the number of units in the Variable Sub-account to which the transfer is being made, before the transfer.

         (D)      is the dollar amount being transferred.

                                 ADMINISTRATION

      The Company or its affiliates will be providing administrative services. The services provided by the Company or its affiliates include issuance and redemption of the Policy, maintenance of records concerning the Policy and certain Owner services.

      If the Company or its affiliates do not continue to provide these services, the Company will attempt to secure similar services from such sources as may then be available. Services will be purchased on a basis which, in the Company's sole discretion, affords the best service at the lowest cost. The Company, however, reserves the right to select a provider of services which the Company, in its sole discretion, considers best able to perform such services in a satisfactory manner even though the costs for the service may be higher than would prevail elsewhere.

                               RECORDS AND REPORTS

      All records and accounts relating to the Separate Account will be maintained by the Company. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, the Company will mail to you at your last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. You will also receive confirmation of each financial transaction and any other reports required by law or regulation.

                                CUSTODY OF ASSETS

      Jefferson Pilot Investment Advisory Corporation, an affiliate of the Company, maintains the books and records regarding the Separate Account's investment in the Portfolios. The assets of the Portfolios are held in the custody of the custodian for each Portfolio. See the prospectuses for the Portfolios for information regarding custody of the Portfolios' assets. The assets of each of the Variable Sub-accounts of the Separate Account are segregated and held separate and apart from the assets of the other Variable Sub-accounts and from the Company's General Account assets.

                                 ADMINISTRATOR

      Jefferson Pilot Investment Advisory Corporation, an affiliate of the Company, maintains records of all purchases and redemptions of Portfolio shares by each of the Variable Sub-accounts.

                              PRINCIPAL UNDERWRITER

The Company, on its own behalf and on behalf of the Separate Account, entered into an Agreement with Jefferson Pilot Variable Corporation ("JPVC") to serve as principal underwriter for the continuous offering of the Policies. JPVC is a wholly-owned subsidiary of Jefferson-Pilot Corporation and is an affiliate of the Company. During the years ended December 31, 2000 and December 31, 2001, JPVC received $2,033 and $76,335, respectively, in brokerage commissions and did not retain any of these commissions.

                        PERFORMANCE DATA AND CALCULATIONS

Money Market Variable Sub-account Yield

      The Yield of the Money Market Variable Sub-account for a seven-day period is calculated by a standardized method prescribed by rules of the Securities and Exchange Commission. Under this method, the yield quotation is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit of the Money Market Variable Sub-account at the beginning of such seven-day period, subtracting a hypothetical charge reflecting deductions from Policy owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting yield figure carried to at least the nearest 100th of 1%. The Separate Account may also compute the Money Market Variable Sub-account's yield on an annualized basis. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) in the value of a hypothetical account having a balance of one Accumulation Unit of the Money Market Variable Sub-account at the beginning of such seven-day period, dividing such net change in account value by the value of the account at the beginning of the seven-day base period to determine the base period return, and annualizing this quotient on a 365-day basis.

      The SEC also permits the Separate Account to disclose the effective yield of the Money Market Variable Sub-account for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

      The yield on amounts held in the Money Market Variable Sub-account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Variable Sub-account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the JPVF Money Market Portfolio, the types and quality of portfolio securities held by the JPVF Money Market Portfolio, and its operating expenses. The yield figures do not reflect Withdrawal Charges or premium taxes.

Other Variable Sub-account Yields

      The yield of Variable Sub-accounts other than the Money Market Variable Sub-account based on a 30-day period is calculated by a standardized method prescribed by rules of the SEC. The yield is computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

                           YIELD = 2[(a-b+1)6 -1]
                                      ---
                                      cd

Where:

a = net investment income earned during the period by the portfolio company attributable to shares owned by the Sub-account.

b = expenses accrued for the period (net of reimbursements).

c = the average daily number of Accumulation Units outstanding during the period.

d = the maximum offering price per Accumulation Unit on the last day of the period.

      The Company may from time to time advertise or disclose the current annualized yield of one or more of the Variable Sub-accounts of the Separate Account (except the Money Market Variable Sub-account) for 30-day periods. The annualized yield of a Variable Sub-account refers to income generated by the Variable Sub-account over a specific 30-day period. Because the yield is annualized, the yield generated by a Variable Sub-account during the 30-day period is assumed to be generated each 30-day period over a 12-month period. The 30-day yield is calculated according to the following formula:

                       Yield   =   2 (a-b)6
                                     -----
                                      cd        +1      -1
Where:

a = Net investment income of the Variable Sub-account for the 30-day period attributable to the Variable Sub-account's unit.
b = Expenses of the Variable Sub-account for the 30-day period.
c = The average number of units outstanding.
d = The unit value at the close (highest) of the last day in the 30-day period.

      Because of the charges and deductions imposed by the Separate Account, the yield for a Variable Sub-account of the Separate Account will be lower than the yield for its corresponding Portfolio. The yield calculations do not reflect the effect of any premium taxes or Withdrawal Charge that may be applicable to a particular Policy. Withdrawal Charges range from 7% to 4% of the amount withdrawn which is attributable to premium payments made less than five years prior to the withdrawal. The yield on amounts held in the Variable Sub-accounts of the Separate Account normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A Variable Sub-account's actual yield is affected by the types and quality of the Portfolios' investments and its operating expenses.

Variable Sub-account Total Return Calculations:  Standardized

      The Company may from time to time also disclose average annual total returns for one or more of the Variable Sub-accounts for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one, five and ten year periods and for the life of the Variable Sub-account that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                       P (1 + T)TO THE POWER OF n = ERV
Where:
            P =    hypothetical initial premium payment of $1,000;

            T =    average annual total return;

            n =    number of years; and

            ERV    = ending redeemable value at the end of the one, five, or
                     ten year period (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the one, five, or ten year period.

      The Withdrawal Charge on Policies is recognized in the ending redeemable value for standard total return figures. These figures will not reflect any premium taxes.

         The following table shows the Standardized Average Annual Total Return for the Pilot Elite Variable Annuity Sub-accounts for the periods ended December 31, 2001.


                                      1 Year                     Since Inception
JPVF Growth                           -38.86%                        -35.74%
JPVF Emerging Growth                  -40.16%                        -35.92%
JPVF Mid-Cap Growth                      N/A                         -20.58%
JPVF Capital Growth                   -30.95%                        -29.69%
JPVF Small Company                       N/A                         -11.30%
JPVF Mid-Cap Value                       N/A                          -8.17%
JPVF S&P 500 Index                    -18.94%                        -17.34%
JPVF Small-Cap Value                     N/A                           3.06%
JPVF Value                               N/A                          -9.31%
JPVF International Equity                N/A                         -23.83%
JPVF World Growth Stock                  N/A                         -12.46%
JPVF Balanced                            N/A                         -10.44%
JPVF High Yield Bond                     N/A                         -11.40%
JPVF Money Market                        N/A                          -4.39%
American Century VP International        N/A                         -24.34%
Ayco Growth                              N/A                         -21.45%
Fidelity VIP Growth                      N/A                         -20.71%
Fidelity VIP Equity-Income               N/A                         -13.40%
Fidelity VIP II Contrafund               N/A                         -14.85%
MFS Research Series                      N/A                         -25.93%
MFS Utilities Series                  -30.04%                        -24.44%
PIMCO Total Return                       N/A                          -1.66%


Other Performance Data:  Non-Standardized

      The Company may from time to time also disclose average annual total returns in non-standardized formats in conjunction with the standard format described above. The non-standard format calculation varies from the standard format calculation described above in that it will NOT take any Withdrawal Charges into account and will be based on an average Policy size of $50,000.

      The standardized performance calculation described above is based on the inception date of each Variable Sub-account. However, for the non-standardized performance calculation, if a Portfolio was in existence prior to the inception date of the corresponding Variable Sub-account, the performance for the Variable Sub-account will be calculated on a hypothetical basis by applying the Mortality and Expense Risk Charge and the Administrative Expense Charge to the historical performance of the corresponding Portfolio as if the Policy has been in existence back to the inception date of the Portfolio.

      The following table shows non-standardized average annual total return for the periods ended December 31, 2001 based on the inception date of the Portfolio underlying each corresponding Variable Sub-account.


Sub-accounts                         1 Year     3 Years     5 Years   10 Years      Since Inception*
JPVF Growth                          -34.26%       3.27%       N/A       N/A          9.42% (1/1/98)
JPVF Emerging Growth                 -35.65%      -3.29%      7.36%      N/A         12.66% (5/1/95)
JPVF Mid-Cap Growth                     N/A         N/A        N/A       N/A        -14.60% (5/1/01)
JPVF Capital Growth                  -25.75%      -2.89%     10.07%      N/A         15.56% (5/1/92)
JPVF Small Company                    -7.88%      -5.23%     -1.77%     7.70%         8.14% (4/18/86)
JPVF Mid-Cap Value                      N/A         N/A        N/A       N/A         -1.26% (5/1/01)
JPVF S&P 500 Index                   -12.84%        N/A        N/A       N/A        -12.97% (5/1/00)
JPVF Small-Cap Value                    N/A         N/A        N/A       N/A         10.82% (5/1/01)
JPVF Value                             0.78%       4.67%     10.40%      N/A         12.39% (5/1/92)
JPVF International Equity            -23.56%      -8.67%       N/A       N/A         -2.07% (1/1/98)
JPVF World Growth Stock               -7.12%       3.93%      5.58%     9.19%         9.66% (8/1/85)
JPVF Balanced                         -5.01%       4.08%      8.75%      N/A          9.11% (5/1/92)
JPVF High Yield Bond                   2.65%      -0.82%       N/A       N/A         -0.58% (1/1/98)
JPVF Money Market                      2.99%       3.95%      4.00%     3.43%         4.16% (8/1/85)
American Century VP International    -29.71%      -1.87%      5.57%      N/A          6.03% (5/1/94)
Ayco Growth                           -3.61%        N/A        N/A       N/A         -5.81% (12/1/00)
Fidelity VIP Growth                  -18.27%      -0.50%     10.81%    12.54%        12.91% (10/9/86)
Fidelity VIP Equity-Income            -5.67%       2.32%      8.52%    12.71%        11.23% (10/9/86)
Fidelity VIP Contrafund              -12.90%      -0.15%      9.57%      N/A         14.85% (1/3/95)
MFS Research Series                  -21.84%      -3.13%      5.83%      N/A          9.35% (7/26/95)
MFS Utilities Series                 -24.77%       1.21%      9.66%      N/A         13.86% (1/3/95)
PIMCO Total Return                     7.58%       5.08%       N/A       N/A          5.76% (12/31/97)


*The date listed next to each performance figure in this column is the inception date of the Portfolio underlying each corresponding Variable Sub-account.

     The Company may from time to time also disclose cumulative total returns in conjunction with the standard format described above. Cumulative total return figures represent the cumulative change in value of an investment in a Variable Sub-account over the indicated periods. The cumulative returns will be calculated using the following formula, assuming no Withdrawal Charge.

                                  CTR = ERV - P
                                        -------
                                        P

Where:

      CTR =  the cumulative total return net of a Variable Sub-account's recurring charges for the period;
      ERV =  ending redeemable value at the end of the one, five or ten year
             (or other) period (or fractional portion thereof) of a hypothetical
             $50,000 premium payment made at the beginning of the one, five, or ten year (or other) period, and
      P =    a hypothetical initial premium payment of $50,000.


      The following table shows the non-standardized cumulative total return for the Pilot Elite Variable Annuity Sub-accounts for the periods ended December 31, 2001.

Sub-accounts                           1 Year     Since Inception*
JPVF Growth                           -34.26%      43.35% (1/1/98)
JPVF Emerging Growth                  -35.65%     121.53% (5/1/95)
JPVF Mid-Cap Growth                      N/A      -14.60% (5/1/01)
JPVF Capital Growth                   -25.75%     305.02% (5/1/92)
JPVF Small Company                     -7.88%     242.02% (4/18/86)
JPVF Mid-Cap Value                       N/A       -1.26% (5/1/01)
JPVF S&P 500 Index                    -12.84%     -20.69% (5/1/00)
JPVF Small-Cap Value                     N/A       10.82% (5/1/01)
JPVF Value                              0.78%     209.68% (5/1/92)
JPVF International Equity             -23.56%      -8.03% (1/1/98)
JPVF World Growth Stock                -7.12%     355.13% (8/1/85)
JPVF Balanced                          -5.01%     132.37% (5/1/92)
JPVF High Yield Bond                    2.65%      -2.29% (1/1/98)
JPVF Money Market                       2.99%      95.33% (8/1/85)
American Century VP International     -29.71%      56.75% (5/1/94)
Ayco Growth                            -3.61%      -6.28% (12/1/00)
Fidelity VIP Growth                   -18.27%     536.55% (10/9/86)
Fidelity VIP Equity-Income             -5.67%     406.13% (10/9/86)
Fidelity VIP Contrafund               -12.90%     163.53% (1/3/95)
MFS Research Series                   -21.84%      77.76% (7/26/95)
MFS Utilities Series                  -24.77%     147.99% (1/3/95)
PIMCO Total Return                      7.58%      25.11% (12/31/97)


*The date listed next to each performance figure in this column is the inception date of the Portfolio underlying each corresponding Variable Sub-account.

All non-standard performance data will only be advertised if the standard total return performance data is also included in the advertisement.

Other Information

      The following is a partial list of those publications which may be cited in advertising or sales literature describing investment results or other data relative to one or more of the Variable Sub-accounts. Other publications may also be cited.

      Broker World                                       Financial World
      Across the Board                                     Advertising Age
      American Banker                                    Barron's
      Best's Review                                        Business Insurance
      Business Month                                     Business Week
      Changing Times                                     Consumer Reports
      Economist                                          Financial Planning
      Forbes                                             Fortune
      Inc.                                               Institutional Investor
      Insurance Forum                                    Insurance Sales
      Insurance Week                                     Journal of Accountancy
      Journal of the American Society of CLU & ChFC      Journal of Commerce
      Life Insurance Selling                             Life Association News
      MarketFacts                                        Manager's Magazine
      National Underwriter                               Money
      Morningstar, Inc.                                  Nation's Business
      New Choices (formerly 50 Plus)                     New York Times
      Pension World                                      Pensions & Investments
      Rough Notes                                        Round the Table
      U.S. Banker                                        VARDs
      Wall Street Journal                                Working Woman

                                OTHER INFORMATION

      A Registration Statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Polices discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the Prospectus for the Policies or this Statement of Additional Information. Statements contained in the Prospectus and this Statement of Additional Information concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

                                    EXPERTS


         The financial statements of the JPF Variable Annuity Separate Account of Jefferson Pilot Financial Insurance Company as of December 31, 2001, and for the periods ended December 31, 2001, appearing in this Statement of Additional Information and this Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The audited consolidated financial statements of Jefferson Pilot Financial Insurance Company and subsidiaries as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, appearing in this Statement of Additional Information and this Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                              FINANCIAL STATEMENTS

         The financial statements of the Company included in this Statement of Additional Information should be considered only as bearing on the ability of the Company to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account, nor do they necessarily bear on the Guaranteed Interest Rates declared from time to time for the Interest Rate Guarantee Periods of the Guaranteed Interest Account.

                      JPF VARIABLE ANNUITY SEPARATE ACCOUNT

JPF VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

                                                                    CONTRACT
                                                                  REDEMPTIONS
                                                                     DUE TO
                                                                   JEFFERSON
                                                                     PILOT
                                                                   FINANCIAL
                                                        TOTAL      INSURANCE
SUBACCOUNT                              INVESTMENTS    ASSETS       COMPANY     NET ASSETS
------------------------------------------------------------------------------------------
American Century VP International        $  495,161  $  495,161       $ 5       $  495,156
American Century VP Value Class 2           173,762     173,762        --          173,762
DWS VIP Small Cap Index Service Class       159,106     159,106        --          159,106
Fidelity VIP Contrafund                   1,613,410   1,613,410         1        1,613,409
Fidelity VIP Equity-Income                1,545,635   1,545,635         1        1,545,634
Fidelity VIP Growth                       1,066,647   1,066,647        90        1,066,557
Goldman Sachs VIT Capital Growth            102,956     102,956        --          102,956
JPVF Balanced                             1,502,551   1,502,551        --        1,502,551
JPVF Capital Growth                         837,832     837,832        89          837,743
JPVF Growth                                 629,469     629,469        92          629,377
JPVF High Yield Bond                        732,266     732,266         2          732,264
JPVF International Equity                   396,213     396,213         5          396,208
JPVF Mid-Cap Growth                         345,409     345,409        --          345,409
JPVF Mid-Cap Value                        1,748,722   1,748,722         4        1,748,718
JPVF Money Market                         2,017,043   2,017,043        --        2,017,043
JPVF S&P 500 Index                        1,386,497   1,386,497        98        1,386,399
JPVF Small Company                          494,512     494,512        --          494,512
JPVF Small-Cap Value                        803,077     803,077         2          803,075
JPVF Strategic Growth                       380,786     380,786        48          380,738
JPVF Value                                1,645,446   1,645,446         1        1,645,445
JPVF World Growth Stock                     791,732     791,732        --          791,732
MFS VIT Research Series                     226,945     226,945         1          226,944
MFS VIT Utilities Series                  1,370,779   1,370,779        57        1,370,722
PIMCO VIT Total Return                    2,287,316   2,287,316         3        2,287,313
ProFund VP Financials                       138,802     138,802        --          138,802
ProFund VP Health Care                       87,999      87,999        --           87,999
ProFund VP Technology                       132,952     132,952        --          132,952
T. Rowe Price Mid-Cap Growth Class II       238,862     238,862        --          238,862
Vanguard VIF Mid-Cap Index                  217,611     217,611        --          217,611
Vanguard VIF REIT Index                     531,137     531,137        --          531,137
Vanguard VIF Small Company Growth            67,070      67,070        --           67,070

See accompanying notes.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

                                        DIVIDENDS
                                          FROM        MORTALITY AND        NET
                                       INVESTMENT       EXPENSE         INVESTMENT
SUBACCOUNT                               INCOME    GUARANTEE CHARGES  INCOME (LOSS)
-----------------------------------------------------------------------------------
American Century VP International       $  7,204        $ (4,082)      $  3,122
American Century VP Value Class 2          2,227          (2,228)            (1)
DWS VIP Small Cap Index Service Class        540          (1,628)        (1,088)
Fidelity VIP Contrafund                   20,786         (18,768)         2,018
Fidelity VIP Equity-Income                53,289         (17,982)        35,307
Fidelity VIP Growth                        4,297         (12,364)        (8,067)
Goldman Sachs VIT Capital Growth             127            (933)          (806)
JPVF Balanced                             34,404         (17,326)        17,078
JPVF Capital Growth                           36          (9,934)        (9,898)
JPVF Growth                                2,235          (7,144)        (4,909)
JPVF High Yield Bond                      53,790          (8,000)        45,790
JPVF International Equity                    270          (4,458)        (4,188)
JPVF Mid-Cap Growth                           --          (3,992)        (3,992)
JPVF Mid-Cap Value                            --         (17,307)       (17,307)
JPVF Money Market                         67,088         (22,650)        44,438
JPVF S&P 500 Index                        21,887         (16,080)         5,807
JPVF Small Company                            --          (5,613)        (5,613)
JPVF Small-Cap Value                          --          (9,182)        (9,182)
JPVF Strategic Growth                        901          (4,632)        (3,731)
JPVF Value                                19,728         (18,477)         1,251
JPVF World Growth Stock                   10,520          (8,432)         2,088
MFS VIT Research Series                    1,154          (2,633)        (1,479)
MFS VIT Utilities Series                  26,587         (15,903)        10,684
PIMCO VIT Total Return                   102,524         (26,196)        76,328
ProFund VP Financials                        783             (17)           766
ProFund VP Health Care                        --              (9)            (9)
ProFund VP Technology                         --            (984)          (984)
T. Rowe Price Mid-Cap Growth Class II         --          (2,670)        (2,670)
Vanguard VIF Mid-Cap Index                 2,850          (3,271)          (421)
Vanguard VIF REIT Index                   11,259          (6,140)         5,119
Vanguard VIF Small Company Growth            287          (1,054)          (767)

See accompanying notes.

                                                         DIVIDENDS                   NET CHANGE
                                                           FROM          TOTAL      IN UNREALIZED     NET INCREASE
                                        NET REALIZED   NET REALIZED  NET REALIZED  APPRECIATION OR   IN NET ASSETS
                                         GAIN (LOSS)      GAIN ON       GAIN ON      DEPRECIATION      RESULTING
SUBACCOUNT                             ON INVESTMENTS   INVESTMENTS   INVESTMENTS   ON INVESTMENTS  FROM OPERATIONS
-------------------------------------------------------------------------------------------------------------------
American Century VP International        $ 11,579        $     --      $ 11,579        $ 82,932         $ 97,633
American Century VP Value Class 2           1,248          15,795        17,043           9,245           26,287
DWS VIP Small Cap Index Service Class       1,189           6,231         7,420          15,126           21,458
Fidelity VIP Contrafund                    72,692         129,624       202,316         (47,808)         156,526
Fidelity VIP Equity-Income                 81,325         190,017       271,342         (27,651)         278,998
Fidelity VIP Growth                        13,306              --        13,306          54,185           59,424
Goldman Sachs VIT Capital Growth            3,576              --         3,576           5,338            8,108
JPVF Balanced                              36,812           8,167        44,979         119,497          181,554
JPVF Capital Growth                         3,507              --         3,507          35,481           29,090
JPVF Growth                                26,813              --        26,813          27,134           49,038
JPVF High Yield Bond                        4,044              --         4,044          13,979           63,813
JPVF International Equity                  43,672              --        43,672          36,714           76,198
JPVF Mid-Cap Growth                         9,320          14,499        23,819          (1,195)          18,632
JPVF Mid-Cap Value                         32,744         182,878       215,622          55,232          253,547
JPVF Money Market                          10,079              --        10,079          21,175           75,692
JPVF S&P 500 Index                         45,426              --        45,426         132,962          184,195
JPVF Small Company                         26,658              --        26,658          27,098           48,143
JPVF Small-Cap Value                       12,952          88,559       101,511         (23,312)          69,017
JPVF Strategic Growth                       3,930              --         3,930          42,085           42,284
JPVF Value                                 47,703         132,531       180,234          88,770          270,255
JPVF World Growth Stock                    44,279          51,773        96,052          62,497          160,637
MFS VIT Research Series                     5,867              --         5,867          16,037           20,425
MFS VIT Utilities Series                  138,351          50,490       188,841         144,681          344,206
PIMCO VIT Total Return                     (1,427)         12,244        10,817         (27,089)          60,056
ProFund VP Financials                         919              --           919          19,128           20,813
ProFund VP Health Care                        386              --           386           4,105            4,482
ProFund VP Technology                         202          10,479        10,681            (703)           8,994
T. Rowe Price Mid-Cap Growth Class II       7,268          29,264        36,532         (21,615)          12,247
Vanguard VIF Mid-Cap Index                 24,953          10,973        35,926          (4,300)          31,205
Vanguard VIF REIT Index                    53,613          35,654        89,267          57,542          151,928
Vanguard VIF Small Company Growth           5,313           8,827        14,140          (7,582)           5,791

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2005 AND 2006

                                                                              DWS VIP
                                                                 AMERICAN    SMALL CAP
                                                    AMERICAN    CENTURY VP     INDEX     FIDELITY
                                                   CENTURY VP      VALUE      SERVICE       VIP
                                                 INTERNATIONAL    CLASS 2      CLASS    CONTRAFUND
                                                   SUBACCOUNT   SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
--------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                       $391,492     $132,261    $125,123   $1,353,716
Changes From Operations:
   - Net investment income (loss)                      1,013         (968)       (856)     (12,050)
   - Net realized gain (loss) on investments           3,518       15,905       4,810       41,249
   - Net change in unrealized appreciation or
     depreciation on investments                      41,559       (9,082)       (815)     184,576
                                                    --------     --------    --------   ----------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                                    46,090        5,855       3,139      213,775
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                1,024        1,664         992       20,779
   - Contract withdrawals and transfers to
     annuity reserves                                 (2,433)      (6,474)     (3,429)     (42,660)
   - Contract transfers                              (18,186)      42,857       8,268       85,018
                                                    --------     --------    --------   ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT  TRANSACTIONS                           (19,595)      38,047       5,831       63,137
                                                    --------     --------    --------   ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS               26,495       43,902       8,970      276,912
                                                    --------     --------    --------   ----------
NET ASSETS AT DECEMBER 31, 2005                      417,987      176,163     134,093    1,630,628
Changes From Operations:
   - Net investment income (loss)                      3,122           (1)     (1,088)       2,018
   - Net realized gain on investments                 11,579       17,043       7,420      202,316
   - Net change in unrealized appreciation or
     depreciation on investments                      82,932        9,245      15,126      (47,808)
                                                    --------     --------    --------   ----------
NET INCREASE IN NET ASSETS RESULTING FROM
   OPERATIONS                                         97,633       26,287      21,458      156,526
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                  571        1,523       2,322       18,114
   - Contract withdrawals and transfers to
     annuity reserves                                (15,548)      (1,616)       (996)    (162,866)
   - Contract transfers                               (5,487)      28,595       2,229      (28,993)
                                                    --------     --------    --------   ----------
NET INCREASE (DECREASE) IN NET  ASSETS
   RESULTING FROM UNIT TRANSACTIONS                  (20,464)     (28,688)      3,555     (173,745)
                                                    --------     --------    --------   ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS               77,169       (2,401)     25,013      (17,219)
                                                    --------     --------    --------   ----------
NET ASSETS AT DECEMBER 31, 2006                     $495,156     $173,762    $159,106   $1,613,409
                                                    ========     ========    ========   ==========

See accompanying notes.

                                                  FIDELITY                 GOLDMAN
                                                     VIP      FIDELITY    SACHS VIT                 JPVF
                                                   EQUITY-       VIP       CAPITAL      JPVF       CAPITAL
                                                   INCOME      GROWTH      GROWTH     BALANCED     GROWTH
                                                 SUBACCOUNT  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
-----------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                    $1,975,282  $1,196,862   $148,328   $1,573,852  $1,014,750
Changes From Operations:
   - Net investment income (loss)                    11,354      (6,947)    (1,080)      16,789      (9,235)
   - Net realized gain (loss) on investments        116,953       2,499      3,644       18,599      (5,715)
   - Net change in unrealized appreciation or
     depreciation on investments                    (50,761)     52,983       (338)      24,777      44,165
                                                 ----------  ----------   --------   ----------  ----------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                                   77,546      48,535      2,226       60,165      29,215
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                              15,678      26,533        930       19,811      21,627
   - Contract withdrawals and transfers to
     annuity reserves                               (56,169)    (31,108)    (5,353)     (87,713)    (22,704)
   - Contract transfers                            (324,158)   (118,585)   (29,420)     (90,975)   (134,908)
                                                 ----------  ----------   --------   ----------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT  TRANSACTIONS                         (364,649)   (123,160)   (33,843)    (158,877)   (135,985)
                                                 ----------  ----------   --------   ----------  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (287,103)    (74,625)   (31,617)     (98,712)   (106,770)
                                                 ----------  ----------   --------   ----------  ----------
NET ASSETS AT DECEMBER 31, 2005                   1,688,179   1,122,237    116,711    1,475,140     907,980
Changes From Operations:
   - Net investment income (loss)                    35,307      (8,067)      (806)      17,078      (9,898)
   - Net realized gain on investments               271,342      13,306      3,576       44,979       3,507
   - Net change in unrealized appreciation or
     depreciation on investments                    (27,651)     54,185      5,338      119,497      35,481
                                                 ----------  ----------   --------   ----------  ----------
NET INCREASE IN NET ASSETS RESULTING FROM
   OPERATIONS                                       278,998      59,424      8,108      181,554      29,090
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                              15,826      23,446        302       11,091      13,532
   - Contract withdrawals and transfers to
     annuity reserves                              (344,219)    (81,316)   (10,058)    (147,772)    (75,390)
   - Contract transfers                             (93,150)    (57,234)   (12,107)     (17,462)    (37,469)
                                                 ----------  ----------   --------   ----------  ----------
NET INCREASE (DECREASE) IN NET  ASSETS
   RESULTING FROM UNIT TRANSACTIONS                (421,543)   (115,104)   (21,863)    (154,143)    (99,327)
                                                 ----------  ----------   --------   ----------  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (142,545)    (55,680)   (13,755)      27,411     (70,237)
                                                 ----------  ----------   --------   ----------  ----------
NET ASSETS AT DECEMBER 31, 2006                  $1,545,634  $1,066,557   $102,956   $1,502,551  $  837,743
                                                 ==========  ==========   ========   ==========  ==========

                                                                JPVF          JPVF         JPVF
                                                    JPVF     HIGH YIELD  INTERNATIONAL    MID-CAP
                                                   GROWTH       BOND         EQUITY       GROWTH
                                                 SUBACCOUNT  SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
--------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                     $653,085    $ 842,177    $355,239      $348,272
Changes From Operations:
   - Net investment income (loss)                   (7,044)      46,017      (2,054)       (3,648)
   - Net realized gain (loss) on investments         9,418        6,490      16,376         7,936
   - Net change in unrealized appreciation or
     depreciation on investments                    74,210      (48,159)     42,220        30,828
                                                  --------    ---------    --------      --------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                                  76,584        4,348      56,542        35,116
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                             12,800       16,645       6,178         3,782
   - Contract withdrawals and transfers to
     annuity reserves                              (16,624)     (40,311)    (12,370)      (19,679)
   - Contract transfers                            (61,440)     (87,291)    (37,932)      (18,546)
                                                  --------    ---------    --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT  TRANSACTIONS                         (65,264)    (110,957)    (44,124)      (34,443)
                                                  --------    ---------    --------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS             11,320     (106,609)     12,418           673
                                                  --------    ---------    --------      --------
NET ASSETS AT DECEMBER 31, 2005                    664,405      735,568     367,657       348,945
Changes From Operations:
   - Net investment income (loss)                   (4,909)      45,790      (4,188)       (3,992)
   - Net realized gain on investments               26,813        4,044      43,672        23,819
   - Net change in unrealized appreciation or
     depreciation on investments                    27,134       13,979      36,714        (1,195)
                                                  --------    ---------    --------      --------
NET INCREASE IN NET ASSETS RESULTING FROM
   OPERATIONS                                       49,038       63,813      76,198        18,632
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                              8,171        3,921       3,949         5,631
   - Contract withdrawals and transfers to
     annuity reserves                              (51,156)     (82,432)    (23,282)      (20,998)
   - Contract transfers                            (41,081)      11,394     (28,314)       (6,801)
                                                  --------    ---------    --------      --------
NET INCREASE (DECREASE) IN NET  ASSETS
   RESULTING FROM UNIT TRANSACTIONS                (84,066)     (67,117)    (47,647)      (22,168)
                                                  --------    ---------    --------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (35,028)      (3,304)     28,551        (3,536)
                                                  --------    ---------    --------      --------
NET ASSETS AT DECEMBER 31, 2006                   $629,377    $ 732,264    $396,208      $345,409
                                                  ========    =========    ========      ========

                                                      JPVF          JPVF           JPVF           JPVF
                                                 MID-CAP VALUE  MONEY MARKET  S&P 500 INDEX  SMALL COMPANY
                                                   SUBACCOUNT    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
----------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                      $1,634,735    $ 2,271,038    $1,613,366      $459,691
Changes From Operations:
   - Net investment income (loss)                     (16,635)        (5,901)        8,898        (4,889)
   - Net realized gain (loss) on investments          255,975          8,426        24,483         6,293
   - Net change in unrealized appreciation or
     depreciation on investments                     (102,169)        35,120        15,529        44,205
                                                   ----------    -----------    ----------      --------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                                    137,171         37,645        48,910        45,609
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                17,916         18,136        24,535        12,432
   - Contract withdrawals and transfers to
     annuity reserves                                (105,909)    (1,692,127)      (63,043)      (21,764)
   - Contract transfers                               (85,224)     1,679,612      (197,889)      (13,081)
                                                   ----------    -----------    ----------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            (173,217)         5,621      (236,397)      (22,413)
                                                   ----------    -----------    ----------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS               (36,046)        43,266      (187,487)       23,196
                                                   ----------    -----------    ----------      --------
NET ASSETS AT DECEMBER 31, 2005                     1,598,689      2,314,304     1,425,879       482,887
Changes From Operations:
   - Net investment income (loss)                     (17,307)        44,438         5,807        (5,613)
   - Net realized gain on investments                 215,622         10,079        45,426        26,658
   - Net change in unrealized appreciation or
     depreciation on investments                       55,232         21,175       132,962        27,098
                                                   ----------    -----------    ----------      --------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                                    253,547         75,692       184,195        48,143
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                 8,557          5,625        17,150         1,919
   - Contract withdrawals and transfers to
     annuity reserves                                 (50,879)    (1,287,168)     (174,635)      (36,488)
   - Contract transfers                               (61,196)       908,590       (66,190)       (1,949)
                                                   ----------    -----------    ----------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            (103,518)      (372,953)     (223,675)      (36,518)
                                                   ----------    -----------    ----------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS               150,029       (297,261)      (39,480)       11,625
                                                   ----------    -----------    ----------      --------
NET ASSETS AT DECEMBER 31, 2006                    $1,748,718    $ 2,017,043    $1,386,399      $494,512
                                                   ==========    ===========    ==========      ========

See accompanying notes.

                                                    JPVF        JPVF                     JPVF
                                                  SMALL-CAP   STRATEGIC     JPVF         WORLD         MFS VIT
                                                    VALUE      GROWTH       VALUE    GROWTH STOCK  RESEARCH SERIES
                                                 SUBACCOUNT  SUBACCOUNT  SUBACCOUNT   SUBACCOUNT      SUBACCOUNT
------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                     $ 881,093   $411,874   $1,758,604    $ 732,224       $262,982
Changes From Operations:
   - Net investment income (loss)                    (9,352)    (2,705)       2,551        2,489         (1,590)
   - Net realized gain (loss) on investments        129,275     (2,142)      72,912       44,877            987
   - Net change in unrealized appreciation or
     depreciation on investments                    (89,020)    23,064       36,687        5,672         15,854
                                                  ---------   --------   ----------    ---------       --------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                                   30,903     18,217      112,150       53,038         15,251
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                               3,520      8,183       26,943       10,347          2,849
   - Contract withdrawals and transfers to
     annuity reserves                               (84,384)   (12,796)    (116,002)     (36,099)        (6,053)
   - Contract transfers                             (36,908)   (29,231)    (176,461)     (56,158)       (25,992)
                                                  ---------   --------   ----------    ---------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          (117,772)   (33,844)    (265,520)     (81,910)       (29,196)
                                                  ---------   --------   ----------    ---------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS             (86,869)   (15,627)    (153,370)     (28,872)       (13,945)
                                                  ---------   --------   ----------    ---------       --------
NET ASSETS AT DECEMBER 31, 2005                     794,224    396,247    1,605,234      703,352        249,037
Changes From Operations:
   - Net investment income (loss)                    (9,182)    (3,731)       1,251        2,088         (1,479)
   - Net realized gain on investments               101,511      3,930      180,234       96,052          5,867
   - Net change in unrealized appreciation or
     depreciation on investments                    (23,312)    42,085       88,770       62,497         16,037
                                                  ---------   --------   ----------    ---------       --------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                                   69,017     42,284      270,255      160,637         20,425
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                               6,712      5,976       23,143        6,292          3,118
   - Contract withdrawals and transfers to
     annuity reserves                               (48,349)   (50,526)    (207,425)    (102,616)       (22,387)
   - Contract transfers                             (18,529)   (13,243)     (45,762)      24,067        (23,249)
                                                  ---------   --------   ----------    ---------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           (60,166)   (57,793)    (230,044)     (72,257)       (42,518)
                                                  ---------   --------   ----------    ---------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS               8,851    (15,509)      40,211       88,380        (22,093)
                                                  ---------   --------   ----------    ---------       --------
NET ASSETS AT DECEMBER 31, 2006                   $ 803,075   $380,738   $1,645,445    $ 791,732       $226,944
                                                  =========   ========   ==========    =========       ========

                                                      MFS VIT        PIMCO VIT   PROFUND VP   PROFUND VP
                                                 UTILITIES SERIES  TOTAL RETURN  FINANCIALS  HEALTH CARE
                                                    SUBACCOUNT      SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
--------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                       $1,295,961      $2,542,878    $121,104     $85,074
Changes From Operations:
   - Net investment income (loss)                       (7,624)         55,752         999          --
   - Net realized gain (loss) on investments           100,160          50,181         981         601
   - Net change in unrealized appreciation or
     depreciation on investments                        93,697         (71,834)      2,557       4,492
                                                    ----------      ----------    --------     -------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                                     186,233          34,099       4,537       5,093
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                 12,750          52,243          --          --
   - Contract withdrawals and transfers to
     annuity reserves                                  (82,576)        (77,722)     (1,049)       (711)
   - Contract transfers                                (75,916)       (161,602)     (3,523)     (3,563)
                                                    ----------      ----------    --------     -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             (145,742)       (187,081)     (4,572)     (4,274)
                                                    ----------      ----------    --------     -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 40,491        (152,982)        (35)        819
                                                    ----------      ----------    --------     -------
NET ASSETS AT DECEMBER 31, 2005                      1,336,452       2,389,896     121,069      85,893
Changes From Operations:
   - Net investment income (loss)                       10,684          76,328         766          (9)
   - Net realized gain on investments                  188,841          10,817         919         386
   - Net change in unrealized appreciation or
     depreciation on investments                       144,681         (27,089)     19,128       4,105
                                                    ----------      ----------    --------     -------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                                     344,206          60,056      20,813       4,482
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                  4,074          71,855          --          --
   - Contract withdrawals and transfers to
     annuity reserves                                 (169,314)       (209,829)     (1,160)       (698)
   - Contract transfers                               (144,696)        (24,665)     (1,920)     (1,678)
                                                    ----------      ----------    --------     -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             (309,936)       (162,639)     (3,080)     (2,376)
                                                    ----------      ----------    --------     -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 34,270        (102,583)     17,733       2,106
                                                    ----------      ----------    --------     -------
NET ASSETS AT DECEMBER 31, 2006                     $1,370,722      $2,287,313    $138,802     $87,999
                                                    ==========      ==========    ========     =======

                                                              T. ROWE PRICE     VANGUARD
                                                 PROFUND VP      MID-CAP      VIF MID-CAP  VANGUARD VIF
                                                 TECHNOLOGY  GROWTH CLASS II     INDEX      REIT INDEX
                                                 SUBACCOUNT    SUBACCOUNT      SUBACCOUNT   SUBACCOUNT
---------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                     $131,242       $221,821      $242,240     $ 465,985
Changes From Operations:
   - Net investment income (loss)                     (507)        (2,391)         (427)        7,476
   - Net realized gain (loss) on investments         5,148         16,388        15,736        69,082
   - Net change in unrealized appreciation or
     depreciation on investments                    (4,354)        14,444        15,041       (28,232)
                                                  --------       --------      --------     ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     287         28,441        30,350        48,326
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                  9            895         1,479         1,570
   - Contract withdrawals and transfers to
     annuity reserves                               (2,302)        (3,384)      (16,484)      (15,872)
   - Contract transfers                             (3,305)        (3,453)       (2,462)        6,030
                                                  --------       --------      --------     ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           (5,598)        (5,942)      (17,467)       (8,272)
                                                  --------       --------      --------     ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS             (5,311)        22,499        12,883        40,054
                                                  --------       --------      --------     ---------
NET ASSETS AT DECEMBER 31, 2005                    125,931        244,320       255,123       506,039
Changes From Operations:
   - Net investment income (loss)                     (984)        (2,670)         (421)        5,119
   - Net realized gain on investments               10,681         36,532        35,926        89,267
   - Net change in unrealized appreciation or
     depreciation on investments                      (703)       (21,615)       (4,300)       57,542
                                                  --------       --------      --------     ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   8,994         12,247        31,205       151,928
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                 --            875         1,095         1,663
   - Contract withdrawals and transfers to
     annuity reserves                               (1,973)       (18,593)      (76,211)      (98,072)
   - Contract transfers                                 --             13         6,399       (30,421)
                                                  --------       --------      --------     ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           (1,973)       (17,705)      (68,717)     (126,830)
                                                  --------       --------      --------     ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS              7,021         (5,458)      (37,512)       25,098
                                                  --------       --------      --------     ---------
NET ASSETS AT DECEMBER 31, 2006                   $132,952       $238,862      $217,611     $ 531,137
                                                  ========       ========      ========     =========

See accompanying notes.

                                                  VANGUARD VIF
                                                 SMALL COMPANY
                                                    GROWTH
                                                   SUBACCOUNT
--------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                      $ 76,303
Changes From Operations:
   - Net investment income (loss)                      (919)
   - Net realized gain (loss) on investments          4,595
   - Net change in unrealized appreciation or
     depreciation on investments                       (239)
                                                   --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    3,437
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                  73
   - Contract withdrawals and transfers to
     annuity reserves                                  (657)
   - Contract transfers                              (3,612)
                                                   --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            (4,196)
                                                   --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                (759)
                                                   --------
NET ASSETS AT DECEMBER 31, 2005                      75,544
Changes From Operations:
   - Net investment income (loss)                      (767)
   - Net realized gain on investments                14,140
   - Net change in unrealized appreciation or
     depreciation on investments                     (7,582)
                                                   --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    5,791
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                  --
   - Contract withdrawals and transfers to
     annuity reserves                               (16,032)
   - Contract transfers                               1,767
                                                   --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           (14,265)
                                                   --------
TOTAL INCREASE (DECREASE) IN NET ASSETS              (8,474)
                                                   --------
NET ASSETS AT DECEMBER 31, 2006                    $ 67,070
                                                   ========

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. ACCOUNTING POLICIES AND VARIABLE ACCOUNT INFORMATION

THE VARIABLE ACCOUNT: JPF Variable Annuity Separate Account (the Variable Account) is a segregated investment account of Jefferson-Pilot Financial Insurance Company (the Company) and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, as a unit investment trust. The Variable Account offers two products (Pilot Classic and Pilot Elite). The operations of the Variable Account are part of the operations of the Company.

The assets of the Variable Account are owned by the Company. The portion of Variable Account's assets supporting the annuity contracts may not be used to satisfy liabilities arising from any other business of the Company.

During 2007, Jefferson-Pilot Financial Insurance Company will merge into The Lincoln National Life Insurance Company. Pursuant to the merger, the segregated investment account, JPF Variable Annuity Separate Account, will be transferred to The Lincoln National Life Insurance Company. The transfer will not affect the assets and liabilities of the segregated investment account, JPF Variable Annuity Separate Account.

BASIS OF PRESENTATION: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for unit investment trusts.

INVESTMENTS: The assets of the Variable Account are divided into variable subaccounts, each of which may be invested in shares of one of thirty-one mutual funds (the Funds) of ten diversified open-end management investment companies, each Fund with its own investment objective. The Funds are:

American Century Variable Portfolios, Inc. (American Century VP):
   American Century VP International Portfolio
   American Century VP Value Class 2 Portfolio

DWS Scudder Investments VIT Funds (DWS VIP):
   DWS VIP Small Cap Index Service Class Fund

Fidelity Variable Insurance Products Fund (Fidelity VIP):
   Fidelity VIP Contrafund Portfolio
   Fidelity VIP Equity-Income Portfolio
   Fidelity VIP Growth Portfolio

Goldman Sachs Variable Insurance Trust (Goldman Sachs VIT):
   Goldman Sachs VIT Capital Growth Fund

Jefferson-Pilot Variable Fund (JPVF)*:
   JPVF Balanced Fund
   JPVF Capital Growth Fund
   JPVF Growth Fund
   JPVF High Yield Bond Fund
   JPVF International Equity Fund
   JPVF Mid-Cap Growth Fund
   JPVF Mid-Cap Value Fund
   JPVF Money Market Fund
   JPVF S&P 500 Index Fund
   JPVF Small Company Fund
   JPVF Small-Cap Value Fund
   JPVF Strategic Growth Fund
   JPVF Value Fund
   JPVF World Growth Stock Fund

MFS Variable Insurance Trust (MFS VIT):
   MFS VIT Research Series
   MFS VIT Utilities Series

PIMCO Advisors VIT (PIMCO VIT):
   PIMCO VIT Total Return Portfolio

ProFunds VP (ProFund VP):
   ProFund VP Financials Fund
   ProFund VP Health Care Fund
   ProFund VP Technology Fund

T. Rowe Price International Series, Inc. (T. Rowe Price):
   T. Rowe Price Mid-Cap Growth Class II Portfolio

Vanguard Variable Insurance Fund (Vanguard VIF):
   Vanguard VIF Mid-Cap Index Portfolio
   Vanguard VIF REIT Index Portfolio
   Vanguard VIF Small Company Growth Portfolio

*    Denotes an affiliate of Jefferson-Pilot Financial Insurance Company

Investments in the Funds are stated at the closing net asset value per share on December 31, 2006, which approximates fair value. The difference between cost and fair value is reflected as unrealized appreciation and depreciation of investments.

Investment transactions are accounted for on a trade date-basis. The cost of investments sold is determined by the average-cost method.

DIVIDENDS: Dividends paid to the Variable Account are automatically reinvested in shares of the Funds on the payable date. Dividend income is recorded on the ex-dividend date.

FEDERAL INCOME TAXES: Operations of the Variable Account form a part of and are taxed with operations of the Company, which is taxed as a "life insurance company" under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Under current federal income tax law, no federal income taxes are payable with respect to the Variable Account's net investment income and the net realized gain on investments.

ANNUITY RESERVES: Reserves on contracts not involving life contingencies are calculated using an assumed investment rate of 3.0%. Reserves on contracts involving life contingencies are calculated using the 2000 Mortality Table and an assumed investment rate of 3.0%.

2. MORTALITY AND EXPENSE GUARANTEES AND OTHER TRANSACTIONS WITH AFFILIATES

Amounts are paid to the Company for mortality and expense guarantees at a percentage of the current value of the Variable Account each day. The ranges of rates are as follows for the two contract types within the Variable Account:

- Pilot Classic at a daily rate of .0034247% to .0039726% (1.25% to 1.45% on an annual basis)

- Pilot Elite at a daily rate of .0020548% to .0026027% (.75% to .95% on an annual basis)

The Company is responsible for all sales and general and administrative expenses applicable to the Variable Account.

In addition, amounts retained by the Company from the proceeds of the sales of annuity contracts for contract charges and surrender charges for the years ended December 31, 2006 and 2005 for the separate account were $11,131 and $12,571.

3. FINANCIAL HIGHLIGHTS

A summary of the fee rates, unit values, units outstanding, net assets and total return and investment income ratios for variable annuity contracts as of and for each year or period in the five years ended December 31, 2006 follows.

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
-------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INTERNATIONAL
            2006                 0.75%     1.45%   $12.53    $12.94      38,946    $  495,156     23.22%     24.09%     1.59%
            2005                 0.75%     1.45%    10.19     10.39      40,707       417,987     11.63%     12.41%     1.17%
            2004                 0.75%     1.45%     9.06      9.30      42,751       391,492     13.27%     14.06%     0.56%
            2003                 0.75%     1.45%     7.95      8.22      47,162       380,176     22.70%     23.58%     0.73%
            2002                 0.75%     1.45%     6.43      6.70      46,718       305,107    -21.51%    -20.97%     0.71%
AMERICAN CENTURY VP VALUE CLASS 2
            2006                 0.75%     1.45%    15.55     17.50      11,085       173,762     16.75%     17.58%     1.33%
            2005                 0.75%     1.45%    13.32     14.89      13,136       176,163      3.35%      4.07%     0.64%
            2004                 0.75%     1.45%    12.89     14.30      10,193       132,261     12.53%     13.32%     0.86%
            2003                 0.75%     1.45%    11.45     12.62       6,255        72,104     26.96%     27.85%     0.90%
            2002       6/14/02   0.75%     1.45%     9.02      9.87       3,384        30,767     -9.80%     -1.26%     0.00%
DWS VIP SMALL CAP INDEX SERVICE CLASS
            2006                 0.75%     1.45%    16.56     20.06       9,095       159,106     15.61%     16.31%     0.37%
            2005                 0.75%     1.45%    14.27     17.25       8,871       134,093      2.50%      3.22%     0.41%
            2004                 0.75%     1.45%    13.92     16.71       8,604       125,123     15.79%     16.60%     0.20%
            2003                 0.75%     1.45%    12.02     14.33      19,503       239,162     43.96%     44.96%     0.28%
            2002       6/27/02   0.75%     1.45%     8.35      9.89         864         7,605    -16.48%     -1.14%     2.20%
FIDELITY VIP CONTRAFUND
            2006                 0.75%     1.45%    14.26     15.49     110,016     1,613,409     10.10%     10.88%     1.28%
            2005                 0.75%     1.45%    12.95     13.97     122,491     1,630,628     15.26%     16.07%     0.28%
            2004                 0.75%     1.45%    11.23     12.04     117,423     1,353,716     13.81%     14.61%     0.35%
            2003                 0.75%     1.45%     9.87     10.50     130,931     1,320,316     26.62%     27.50%     0.46%
            2002                 0.75%     1.45%     7.80      8.24     127,462     1,013,459    -10.66%    -10.03%     0.65%
FIDELITY VIP EQUITY-INCOME
            2006                 0.75%     1.45%    13.66     14.14     110,584     1,545,634     18.46%     19.29%     3.25%
            2005                 0.75%     1.45%    11.55     11.79     143,738     1,688,179      4.35%      5.08%     1.72%
            2004                 0.75%     1.45%    10.99     11.30     175,748     1,975,282      9.92%     10.70%     1.56%
            2003                 0.75%     1.45%     9.93     10.28     192,785     1,966,618     28.45%     29.36%     1.78%
            2002                 0.75%     1.45%     7.68      8.00     199,317     1,579,744    -18.14%    -17.57%     1.50%
FIDELITY VIP GROWTH
            2006                 0.75%     1.45%     7.87      8.91     129,832     1,066,557      5.31%      6.05%     0.39%
            2005                 0.75%     1.45%     7.47      8.40     144,145     1,122,237      4.28%      5.01%     0.51%
            2004                 0.75%     1.45%     7.17      8.00     161,259     1,196,862      1.89%      2.61%     0.27%
            2003                 0.75%     1.45%     7.04      7.80     184,285     1,337,373     30.96%     31.86%     0.27%
            2002                 0.75%     1.45%     5.37      5.91     197,080     1,090,258    -31.12%    -30.63%     0.18%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
-------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT CAPITAL GROWTH
            2006                 0.75%    1.45%    $ 9.10    $ 9.37      11,177    $  102,956      6.99%      7.75%     0.12%
            2005                 0.75%    1.45%      8.52      8.66      13,597       116,711      1.46%      2.17%     0.15%
            2004                 0.75%    1.45%      8.34      8.54      17,575       148,328      7.52%      8.27%     0.72%
            2003      12/19/03   0.75%    1.45%      7.70      7.94      18,705       146,352      2.19%      2.22%     0.00%
JPVF BALANCED
            2006                 0.75%    1.45%     12.63     13.08     117,087     1,502,551     12.65%     13.44%     2.31%
            2005                 0.75%    1.45%     11.21     11.53     129,914     1,475,140      3.86%      4.59%     2.26%
            2004                 0.75%    1.45%     10.79     11.02     144,367     1,573,852      8.03%      8.79%     1.71%
            2003                 0.75%    1.45%      9.99     10.13     152,010     1,529,714     12.39%     13.19%     2.25%
            2002                 0.75%    1.45%      8.89      8.95     151,873     1,355,855     -7.71%     -7.06%     2.45%
JPVF CAPITAL GROWTH
            2006                 0.75%    1.45%      6.82      7.44     119,323       837,743      3.28%      4.01%     0.00%
            2005                 0.75%    1.45%      6.60      7.15     133,747       907,980      3.27%      3.99%     0.14%
            2004                 0.75%    1.45%      6.39      6.88     154,966     1,014,750      7.89%      8.65%     0.00%
            2003                 0.75%    1.45%      5.93      6.33     181,691     1,096,993     25.15%     26.03%     0.00%
            2002                 0.75%    1.45%      4.74      5.02     173,380       834,621    -32.11%    -31.63%     0.00%
JPVF GROWTH
            2006                 0.75%    1.45%      7.98      8.69      76,253       629,377      7.52%      8.27%     0.35%
            2005                 0.75%    1.45%      7.42      8.03      86,889       664,405     12.31%     13.10%     0.00%
            2004                 0.75%    1.45%      6.61      7.10      96,163       653,085     10.22%     10.99%     0.00%
            2003                 0.75%    1.45%      5.99      6.40     119,271       729,946     28.96%     29.88%     0.00%
            2002                 0.75%    1.45%      4.65      4.93     118,041       559,176    -26.60%    -26.08%     0.00%
JPVF HIGH YIELD BOND
            2006                 0.75%    1.40%     13.59     14.74      51,128       732,264      8.79%      9.50%     7.35%
            2005                 0.75%    1.45%     12.52     13.39      56,034       735,568      0.29%      0.99%     6.97%
            2004                 0.75%    1.45%     12.40     13.35      64,691       842,177      7.48%      8.24%     6.22%
            2003                 0.75%    1.45%     11.46     12.42      59,650       716,510     17.80%     18.63%     5.39%
            2002                 0.75%    1.45%      9.66     10.54      49,490       503,679      0.66%      1.36%     0.04%
JPVF INTERNATIONAL EQUITY
            2006                 0.75%    1.45%     11.90     13.87      32,156       396,208     22.18%     23.04%     0.07%
            2005                 0.75%    1.45%      9.76     11.27      36,472       367,657     17.74%     18.57%     0.55%
            2004                 0.75%    1.45%      8.27      9.51      41,574       355,239     15.33%     16.14%     0.27%
            2003                 0.75%    1.45%      7.17      8.19      45,349       334,654     29.49%     30.40%     1.23%
            2002                 0.75%    1.45%      5.54      6.28      45,467       260,087    -23.90%    -23.37%     0.00%
JPVF MID-CAP GROWTH
            2006                 0.75%    1.40%     10.89     11.28      31,213       345,409      5.23%      5.92%     0.00%
            2005                 0.75%    1.45%     10.33     10.65      33,283       348,945     10.66%     11.43%     0.00%
            2004                 0.75%    1.45%      9.33      9.55      36,885       348,272     10.23%     11.01%     0.00%
            2003                 0.75%    1.45%      8.47      8.61      42,357       361,537     47.45%     48.47%     0.00%
            2002                 0.75%    1.45%      5.74      5.80      42,791       247,151    -32.60%    -32.13%     0.00%
JPVF MID-CAP VALUE
            2006                 0.75%    1.45%     16.91     17.62     101,004     1,748,718     15.99%     16.81%     0.00%
            2005                 0.75%    1.45%     14.59     15.09     107,587     1,598,689      8.43%      9.19%     0.00%
            2004                 0.75%    1.45%     13.44     13.82     119,817     1,634,735     14.14%     14.94%     0.00%
            2003                 0.75%    1.45%     11.78     12.02     127,066     1,512,702     41.08%     42.07%     0.00%
            2002                 0.75%    1.45%      8.35      8.46     133,356     1,120,990    -14.90%    -14.31%     0.00%
JPVF MONEY MARKET
            2006                 0.75%    1.40%     10.53     10.92     187,702     2,017,043      3.17%      3.85%     3.08%
            2005                 0.75%    1.45%     10.18     10.52     223,077     2,314,304      1.25%      1.96%     0.77%
            2004                 0.75%    1.45%     10.05     10.31     222,548     2,271,038     -0.66%      0.03%     0.72%
            2003                 0.75%    1.45%     10.12     10.31     215,946     2,210,253     -0.85%     -0.16%     1.31%
            2002                 0.75%    1.45%     10.21     10.33     260,345     2,676,630     -0.23%      0.47%     2.63%
JPVF S&P 500 INDEX
            2006                 0.75%    1.45%     10.76     11.23     126,638     1,386,399     13.85%     14.66%     1.57%
            2005                 0.75%    1.45%      9.45      9.79     148,513     1,425,879      3.19%      3.91%     1.72%
            2004                 0.75%    1.45%      9.16      9.42     173,966     1,613,366      8.96%      9.73%     1.25%
            2003                 0.75%    1.45%      8.41      8.59     197,948     1,679,320     26.46%     27.34%     1.24%
            2002                 0.75%    1.45%      6.65      6.75     198,074     1,324,961    -23.45%    -22.91%     1.08%

                                MINIMUM  MAXIMUM    MINIMUM  MAXIMUM                               MINIMUM    MAXIMUM    INVESTMENT
                  COMMENCEMENT    FEE      FEE       UNIT      UNIT       UNITS                     TOTAL      TOTAL       INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)   RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS   RETURN(4)  RETURN(4)   RATIO(5)
-----------------------------------------------------------------------------------------------------------------------------------
JPVF SMALL COMPANY
            2006                  0.75%     1.45%    $11.80    $12.31       40,999     $  494,512     11.45%     12.23%     0.00%
            2005                  0.75%     1.45%     10.59     10.97       44,819        482,887     10.36%     11.13%     0.00%
            2004                  0.75%     1.45%      9.60      9.87       47,248        459,691      4.68%      5.42%     0.00%
            2003                  0.75%     1.45%      9.17      9.37       52,393        485,177     38.31%     39.28%     0.00%
            2002                  0.75%     1.45%      6.63      6.73       52,540        350,731    -29.98%    -29.49%     0.00%
JPVF SMALL-CAP VALUE
            2006                  0.75%     1.40%     16.47     17.58       47,502        803,075      8.74%      9.45%     0.00%
            2005                  0.75%     1.45%     15.11     16.06       51,254        794,224      3.59%      4.32%     0.00%
            2004                  0.75%     1.45%     14.56     15.39       59,178        881,093     18.05%     18.88%     0.00%
            2003                  0.75%     1.45%     12.36     12.95       65,458        822,281     33.83%     34.78%     0.00%
            2002                  0.75%     1.45%      9.23      9.61       74,884        700,626    -13.89%    -13.29%     0.00%
JPVF STRATEGIC GROWTH
            2006                  0.75%     1.45%      6.96      7.38       53,689        380,738     11.70%     12.48%     0.23%
            2005                  0.75%     1.45%      6.23      6.56       62,585        396,247      4.77%      5.50%     0.48%
            2004                  0.75%     1.45%      5.95      6.22       68,354        411,874      8.08%      8.84%     0.00%
            2003                  0.75%     1.45%      5.51      5.71       81,180        451,299     30.10%     31.02%     0.00%
            2002                  0.75%     1.45%      4.23      4.36       83,619        356,663    -34.80%    -34.35%     0.00%
JPVF VALUE
            2006                  0.75%     1.45%     13.56     13.72      120,437      1,645,445     17.93%     18.76%     1.22%
            2005                  0.75%     1.45%     11.50     11.52      138,998      1,605,234      6.43%      7.18%     1.28%
            2004                  0.75%     1.45%     10.75     10.80      162,574      1,758,604     10.24%     11.01%     0.95%
            2003                  0.75%     1.45%      9.68      9.80      176,416      1,726,580     26.32%     27.22%     0.82%
            2002                  0.75%     1.45%      7.58      7.61      181,335      1,399,678    -22.48%    -21.95%     0.79%
JPVF WORLD GROWTH STOCK
            2006                  0.75%     1.45%     15.93     16.50       48,924        791,732     24.31%     25.19%     1.43%
            2005                  0.75%     1.45%     12.82     13.18       54,129        703,352      7.32%      8.07%     1.47%
            2004                  0.75%     1.45%     11.94     12.19       60,688        732,224     16.85%     17.67%     1.13%
            2003                  0.75%     1.45%     10.22     10.36       66,514        684,742     32.17%     33.09%     1.89%
            2002                  0.75%     1.45%      7.73      7.79       71,962        558,849    -17.87%    -17.30%     1.14%
MFS VIT RESEARCH SERIES
            2006                  0.75%     1.45%      8.75      9.96       24,806        226,944      8.88%      9.65%     0.50%
            2005                  0.75%     1.45%      8.03      9.08       29,723        249,037      6.25%      7.00%     0.48%
            2004                  0.75%     1.45%      7.56      8.49       33,536        262,982     14.18%     14.98%     1.12%
            2003                  0.75%     1.45%      6.62      7.38       47,309        324,726     22.92%     23.77%     0.68%
            2002                  0.75%     1.45%      5.39      5.97       52,231        290,432    -25.63%    -25.10%     0.27%
MFS VIT UTILITIES SERIES
            2006                  0.75%     1.45%     14.92     16.03       90,038      1,370,722     29.37%     30.28%     2.02%
            2005                  0.75%     1.45%     11.53     12.30      113,970      1,336,452     15.16%     15.97%     0.61%
            2004                  0.75%     1.45%     10.01     10.61      127,581      1,295,961     28.33%     29.23%     1.52%
            2003                  0.75%     1.45%      7.80      8.21      139,034      1,098,718     33.94%     34.88%     2.14%
            2002                  0.75%     1.45%      5.83      6.09      121,561        716,270    -23.87%    -23.33%     2.59%
PIMCO VIT TOTAL RETURN
            2006                  0.75%     1.45%     12.48     13.03      179,850      2,287,313      2.35%      3.07%     4.42%
            2005                  0.75%     1.45%     12.19     12.64      192,864      2,389,896      0.98%      1.69%     3.40%
            2004                  0.75%     1.45%     12.07     12.43      208,058      2,542,878      3.38%      4.11%     1.88%
            2003                  0.75%     1.45%     11.68     11.94      259,866      3,059,773      3.53%      4.26%     2.89%
            2002                  0.75%     1.45%     11.28     11.45      351,303      3,984,720      7.52%      8.26%     4.04%
PROFUND VP FINANCIALS
            2006                  0.75%     1.35%     16.54     16.97        8,223        138,802     15.77%     16.47%     0.61%
            2005                  0.75%     1.45%     14.24     14.57        8,345        121,069      2.49%      3.21%     0.86%
            2004                  0.75%     1.45%     13.89     14.12        8,604        121,104      8.75%      9.51%     0.29%
            2003                  0.75%     1.45%     12.77     12.89        8,392        108,031     27.13%     28.02%     0.26%
            2002    7/18/02       0.75%     1.45%     10.05     10.07        2,215         22,275      0.47%      0.71%     0.00%
PROFUND VP HEALTH CARE
            2006                  0.75%     1.35%     12.45     14.29        6,200         87,999      3.83%      4.46%     0.00%
            2005                  0.75%     1.45%     11.96     13.68        6,336         85,893      4.50%      5.23%     0.00%
            2004                  0.75%     1.45%     11.44     13.00        6,601         85,074      0.89%      1.60%     0.00%
            2003                  0.75%     1.45%     11.33     12.80        6,455         82,026     15.74%     16.55%     0.00%
            2002    7/18/02       0.75%     1.45%      9.79     10.98          172          1,814     -2.09%      9.80%     0.00%

                                MINIMUM  MAXIMUM    MINIMUM  MAXIMUM                               MINIMUM    MAXIMUM    INVESTMENT
                  COMMENCEMENT    FEE      FEE       UNIT      UNIT       UNITS                     TOTAL      TOTAL       INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)   RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS   RETURN(4)  RETURN(4)   RATIO(5)
-----------------------------------------------------------------------------------------------------------------------------------
PROFUND VP TECHNOLOGY
            2006                  0.75%     0.90%    $15.66    $15.76        8,444       $132,952      7.10%      7.26%     0.00%
            2005                  0.75%     1.45%      9.87     14.70        8,577        125,931     -0.23%      0.47%     0.36%
            2004                  0.75%     1.45%      9.89     14.63        9,091        131,242     -1.86%     -1.17%     0.00%
            2003                  0.75%     1.45%     10.08     14.80       10,283        144,879      0.79%     44.88%     0.00%
            2002    7/23/02       0.75%     1.45%     10.21     10.22        1,688         17,238      2.07%      2.16%     0.00%
T. ROWE PRICE MID-CAP GROWTH CLASS II
            2006                  0.75%     1.40%     19.04     19.32       12,436        238,862      4.90%      5.58%     0.00%
            2005                  0.75%     1.45%     18.16     18.27       13,382        244,320     12.79%     13.58%     0.00%
            2004                  0.75%     1.45%     15.98     16.20       13,755        221,821     16.35%     17.17%     0.00%
            2003                  0.75%     1.45%     13.64     13.92       16,282        225,228     36.11%     37.06%     0.00%
            2002    7/18/02       0.75%     1.45%      9.95     10.23        2,064         20,592     -0.48%      2.27%     0.00%
VANGUARD VIF MID-CAP INDEX
            2006                  0.75%     1.45%     17.48     22.08       11,988        217,611     12.11%     12.90%     1.08%
            2005                  0.75%     1.45%     15.58     19.56       15,834        255,123     12.34%     13.13%     1.04%
            2004                  0.75%     1.45%     13.88     17.29       16,920        242,240     18.58%     19.42%     0.77%
            2003                  0.75%     1.45%     11.70     14.48       10,511        128,318     32.14%     33.06%     2.04%
            2002    6/27/02       0.75%     1.45%      8.86     10.88        4,846         46,548    -11.44%      8.81%     0.00%
VANGUARD VIF REIT INDEX
            2006                  0.75%     1.45%     23.54     25.72       21,919        531,137     32.98%     33.92%     2.13%
            2005                  0.75%     1.45%     17.70     19.20       27,934        506,039     10.23%     11.00%     2.76%
            2004                  0.75%     1.45%     16.06     17.30       28,530        465,985     28.63%     29.54%     2.57%
            2003                  0.75%     1.45%     12.49     13.36       27,326        346,359     33.53%     34.47%     9.34%
            2002    6/6/02        0.75%     1.45%      9.35      9.93       22,579        211,605     -6.50%     -0.68%     0.00%
VANGUARD VIF SMALL COMPANY GROWTH
            2006                  0.75%     1.40%     18.63     18.75        3,587         67,070      8.67%      8.84%     0.35%
            2005                  0.75%     1.45%     17.11     17.23        4,393         75,544      4.73%      4.94%     0.00%
            2004                  0.75%     1.45%     16.38     16.41        4,654         76,303     13.64%     13.87%     0.10%
            2003                  0.75%     1.45%     14.38     14.41        7,852        113,134     39.04%     39.32%     0.00%
            2002    10/18/02      0.75%     1.45%     10.34     10.35          394          4,076      3.42%      3.46%     0.00%

(1) Reflects less than a full year of activity. Funds were first received in this option on the commencement date noted or the option was inactive at the date funds were received.

(2) These amounts represent the annualized minimum and maximum contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds have been excluded.

(3) As the unit value is presented as a range of minimum to maximum values for only those subaccounts which existed for the entire year, some individual contract unit values may not be within the ranges presented as a result of partial year activity.

(4) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account values. The total return is not annualized. As the total return is presented as a range of minimum to maximum values for only those subaccounts which existed for the entire year, some individual contract total returns may not be within the ranges presented as a result of partial year activity.

(5) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. Investment income ratios are not annualized.

Note: Fee rate, unit value and total return minimum and maximum are the same where there is only one active contract level charge for the subaccount.

4. PURCHASES AND SALES OF INVESTMENTS

The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 2006.

                                                          AGGREGATE    AGGREGATE
                                                           COST OF     PROCEEDS
SUBACCOUNT                                                PURCHASES   FROM SALES
--------------------------------------------------------------------------------
American Century VP International                          $ 24,958   $   42,295
American Century VP Value Class 2                            19,226       32,120
DWS VIP Small Cap Index Service Class                        13,198        4,500
Fidelity VIP Contrafund                                     180,997      223,099
Fidelity VIP Equity-Income                                  302,513      499,827
Fidelity VIP Growth                                          25,641      148,722
Goldman Sachs VIT Capital Growth                                411       23,080
JPVF Balanced                                               109,138      239,748
JPVF Capital Growth                                          15,483      124,619
JPVF Growth                                                  38,952      127,835
JPVF High Yield Bond                                        116,791      138,116
JPVF International Equity                                    75,344      127,174
JPVF Mid-Cap Growth                                          24,234       35,895
JPVF Mid-Cap Value                                          201,533      139,476
JPVF Money Market                                           836,036    1,165,152
JPVF S&P 500 Index                                           59,170      278,698
JPVF Small Company                                           66,313      108,444
JPVF Small-Cap Value                                         97,958       80,706
JPVF Strategic Growth                                         4,017       65,493
JPVF Value                                                  189,290      285,551
JPVF World Growth Stock                                     164,640      183,036
MFS VIT Research Series                                       4,557       48,553
MFS VIT Utilities Series                                    199,606      448,311
PIMCO VIT Total Return                                      221,569      286,532
ProFund VP Financials                                           783        3,097
ProFund VP Health Care                                           --        2,385
ProFund VP Technology                                        10,516        2,994
T. Rowe Price Mid-Cap Growth Class II                        30,076       21,187
Vanguard VIF Mid-Cap Index                                   26,910       85,075
Vanguard VIF REIT Index                                     157,952      244,009
Vanguard VIF Small Company Growth                            38,399       44,604

5. INVESTMENTS

The following is a summary of investments owned at December 31, 2006.

                                                    NET
                                         SHARES    ASSET   FAIR VALUE
SUBACCOUNT                               OWNED     VALUE    OF SHARES   COST OF SHARES
--------------------------------------------------------------------------------------
American Century VP International        48,929   $10.12   $  495,161     $  319,240
American Century VP Value Class 2        19,904     8.73      173,762        148,123
DWS VIP Small Cap Index Service Class     9,876    16.11      159,106        113,702
Fidelity VIP Contrafund                  51,268    31.47    1,613,410      1,137,102
Fidelity VIP Equity-Income               58,994    26.20    1,545,635      1,309,910
Fidelity VIP Growth                      29,736    35.87    1,066,647        934,362
Goldman Sachs VIT Capital Growth          8,891    11.58      102,956         83,653
JPVF Balanced                            97,070    15.48    1,502,551      1,195,697
JPVF Capital Growth                      35,522    23.59      837,832        780,463
JPVF Growth                              36,413    17.29      629,469        478,790
JPVF High Yield Bond                     90,481     8.09      732,266        690,208
JPVF International Equity                26,238    15.10      396,213        227,240
JPVF Mid-Cap Growth                      30,486    11.33      345,409        251,530
JPVF Mid-Cap Value                      120,827    14.47    1,748,722      1,284,403
JPVF Money Market                       181,324    11.12    2,017,043      1,961,382
JPVF S&P 500 Index                      139,824     9.92    1,386,497      1,080,631
JPVF Small Company                       26,803    18.45      494,512        350,610
JPVF Small-Cap Value                     55,423    14.49      803,077        662,638
JPVF Strategic Growth                    22,587    16.86      380,786        327,572

                                                    NET
                                         SHARES    ASSET   FAIR VALUE
SUBACCOUNT                               OWNED     VALUE    OF SHARES   COST OF SHARES
--------------------------------------------------------------------------------------
JPVF Value                               66,386   $24.79   $1,645,446     $1,258,489
JPVF World Growth Stock                  25,289    31.31      791,732        551,783
MFS VIT Research Series                  12,580    18.04      226,945        187,940
MFS VIT Utilities Series                 46,832    29.27    1,370,779        856,331
PIMCO VIT Total Return                  225,124    10.12    2,287,316      2,292,684
ProFund VP Financials                     3,415    40.64      138,802         92,621
ProFund VP Health Care                    2,985    29.48       87,999         73,238
ProFund VP Technology                     8,995    14.78      132,952        119,115
T. Rowe Price Mid-Cap Growth Class II    10,104    23.64      238,862        181,100
Vanguard VIF Mid-Cap Index               10,963    19.85      217,611        151,108
Vanguard VIF REIT Index                  21,262    24.98      531,137        390,789
Vanguard VIF Small Company Growth         3,472    19.32       67,070         59,565

6. CHANGES IN UNITS OUTSTANDING

The change in units outstanding for the year ended December 31, 2006 is as follows:

                                                UNITS      UNITS    NET INCREASE
SUBACCOUNT                                      ISSUED   REDEEMED    (DECREASE)
--------------------------------------------------------------------------------
American Century VP International                1,607     (3,368)     (1,761)
American Century VP Value Class 2                  131     (2,182)     (2,051)
DWS VIP Small Cap Index Service Class              416       (192)        224
Fidelity VIP Contrafund                          2,930    (15,405)    (12,475)
Fidelity VIP Equity-Income                       5,563    (38,717)    (33,154)
Fidelity VIP Growth                              3,744    (18,057)    (14,313)
Goldman Sachs VIT Capital Growth                    39     (2,459)     (2,420)
JPVF Balanced                                    6,811    (19,638)    (12,827)
JPVF Capital Growth                              7,424    (21,848)    (14,424)
JPVF Growth                                      5,285    (15,921)    (10,636)
JPVF High Yield Bond                             4,594     (9,500)     (4,906)
JPVF International Equity                        7,554    (11,870)     (4,316)
JPVF Mid-Cap Growth                              1,172     (3,242)     (2,070)
JPVF Mid-Cap Value                               1,733     (8,316)     (6,583)
JPVF Money Market                              108,038   (143,413)    (35,375)
JPVF S&P 500 Index                               4,987    (26,862)    (21,875)
JPVF Small Company                               5,539     (9,359)     (3,820)
JPVF Small-Cap Value                             1,142     (4,894)     (3,752)
JPVF Strategic Growth                            1,043     (9,939)     (8,896)
JPVF Value                                       3,487    (22,048)    (18,561)
JPVF World Growth Stock                          8,433    (13,638)     (5,205)
MFS VIT Research Series                            521     (5,438)     (4,917)
MFS VIT Utilities Series                        10,527    (34,459)    (23,932)
PIMCO VIT Total Return                           9,669    (22,683)    (13,014)
ProFund VP Financials                               --       (122)       (122)
ProFund VP Health Care                              --       (136)       (136)
ProFund VP Technology                               69       (202)       (133)
T. Rowe Price Mid-Cap Growth Class II              118     (1,064)       (946)
Vanguard VIF Mid-Cap Index                         894     (4,740)     (3,846)
Vanguard VIF REIT Index                          5,159    (11,174)     (6,015)
Vanguard VIF Small Company Growth                1,490     (2,296)       (806)

The change in units outstanding for the year ended December 31, 2005 is as follows:

                                                UNITS      UNITS    NET INCREASE
SUBACCOUNT                                      ISSUED   REDEEMED    (DECREASE)
--------------------------------------------------------------------------------
American Century VP International                  147     (2,191)     (2,044)
American Century VP Value Class 2                6,171     (3,228)      2,943
DWS VIP Small Cap Index Service Class              736       (469)        267
Fidelity VIP Contrafund                         18,463    (13,395)      5,068
Fidelity VIP Equity-Income                       3,510    (35,520)    (32,010)
Fidelity VIP Growth                              9,436    (26,550)    (17,114)
Goldman Sachs VIT Capital Growth                   291     (4,269)     (3,978)
JPVF Balanced                                    3,268    (17,721)    (14,453)
JPVF Capital Growth                              5,153    (26,372)    (21,219)
JPVF Growth                                      7,238    (16,512)     (9,274)
JPVF High Yield Bond                             4,544    (13,201)     (8,657)
JPVF International Equity                        2,754     (7,856)     (5,102)
JPVF Mid-Cap Growth                                427     (4,029)     (3,602)
JPVF Mid-Cap Value                              14,367    (26,597)    (12,230)
JPVF Money Market                              215,872   (215,343)        529
JPVF S&P 500 Index                               4,916    (30,369)    (25,453)
JPVF Small Company                               1,910     (4,339)     (2,429)
JPVF Small-Cap Value                            11,961    (19,885)     (7,924)
JPVF Strategic Growth                            2,961     (8,730)     (5,769)
JPVF Value                                      19,227    (42,803)    (23,576)
JPVF World Growth Stock                          4,777    (11,336)     (6,559)
MFS VIT Research Series                            596     (4,409)     (3,813)
MFS VIT Utilities Series                        23,311    (36,922)    (13,611)
PIMCO VIT Total Return                          13,112    (28,306)    (15,194)
ProFund VP Financials                               58       (317)       (259)
ProFund VP Health Care                              88       (353)       (265)
ProFund VP Technology                               --       (514)       (514)
T. Rowe Price Mid-Cap Growth Class II              103       (476)       (373)
Vanguard VIF Mid-Cap Index                       3,056     (4,142)     (1,086)
Vanguard VIF REIT Index                         13,736    (14,332)       (596)
Vanguard VIF Small Company Growth                   54       (315)       (261)

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Board of Directors of Jefferson Pilot Financial Insurance Company
   and
Contract Owners of JPF Variable Annuity Separate Account

We have audited the accompanying statement of assets and liabilities of JPF Variable Annuity Separate Account ("Variable Account"), comprised of the subaccounts described in Note 1, as of December 31, 2006, the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Variable Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Variable Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2006, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting JPF Variable Annuity Separate Account at December 31, 2006, the results of their operations for the year then ended, and the changes in their net assets for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP

Fort Wayne, Indiana
March 7, 2007

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Jefferson Pilot Financial Insurance Company and Subsidiary
As of December 31, 2006 and 2005, and for the Periods April 3 Through December 31, 2006 and January 1 Through April 2, 2006 and for the Years Ended December 31, 2005 and 2004

           JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY

                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

      AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE PERIODS APRIL 3 THROUGH DECEMBER 31, 2006 AND JANUARY 1 THROUGH APRIL 2, 2006 AND FOR THE YEARS ENDED
                           DECEMBER 31, 2005 AND 2004

CONTENTS

Report of Independent Registered Public Accounting Firm                      F-1

Audited Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2006 and 2005                 F-2

Consolidated Statements of Income for the periods April 3 through
December 31, 2006, and January 1 through April 2, 2006
and the years ended December 31, 2005 and 2004                               F-4

Consolidated Statements of Stockholder's Equity for the periods April 3 through December 31, 2006 and January 1 through April 2, 2006
and for the years ended December 31, 2005 and 2004                           F-5

Consolidated Statements of Cash Flows for the periods
April 3 through December 31, 2006 and January 1 through April 2, 2006
and for the years ended December 31, 2005 and 2004                           F-6

Notes to Consolidated Financial Statements                                   F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Jefferson Pilot Financial Insurance Company and Subsidiary

We have audited the accompanying consolidated balance sheets of Jefferson Pilot Financial Insurance Company (a wholly owned subsidiary of Jefferson-Pilot Corporation) and Subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the periods April 3 through December 31, 2006, and January 1 through April 2, 2006, and for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson Pilot Financial Insurance Company and Subsidiary at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the periods April 3 through December 31, 2006, and January 1 through April 2, 2006, and for the years ended December 31, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP
Greensboro, North Carolina
April 23, 2007

           JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                              DECEMBER 31,
                                                       -------------------------
                                                           2006          2005
                                                       -----------   -----------
ASSETS
Investments:
   Securities available-for-sale:
      Debt securities, at fair value (amortized cost
         $9,526,755 and $8,847,627)                    $ 9,613,191   $ 9,046,904
      Equity securities, at fair value (cost $13,013
         and $6,859)                                        14,730        10,323
   Debt securities held-to-maturity, at amortized
      cost (fair value $0 and $724,370)                         --       688,480
   Mortgage loans on real estate                         1,397,198     1,526,925
   Policy loans                                            577,264       574,808
   Real estate                                              67,889        32,302
   Other investments                                        15,990         9,130
                                                       -----------   -----------
Total investments                                       11,686,262    11,888,872
Cash and cash equivalents                                   94,499        18,551
Accrued investment income                                  150,111       150,409
Due from reinsurers                                        990,459     1,164,864
Currently recoverable income taxes                           7,906         7,874
Deferred policy acquisition costs                           88,666       674,858
Value of business acquired                                 990,870       476,277
Goodwill                                                 1,236,859       269,952
Property and equipment, net                                 44,031        33,409
Other assets                                                69,224       149,398
Assets held in separate accounts                         2,167,375     1,975,863
                                                       -----------   -----------
Total assets                                           $17,526,262   $16,810,327
                                                       ===========   ===========

See accompanying Notes to the Consolidated Financial Statements.

                                                              DECEMBER 31,
                                                       -------------------------
                                                           2006          2005
                                                       -----------   -----------
LIABILITIES
Policy liabilities:
   Future policy benefits                              $ 1,860,471   $ 1,909,441
   Policyholder contract deposits                        8,683,104     9,229,051
   Policy and contract claims                              166,288       176,282
   Other                                                   401,665       485,989
                                                       -----------   -----------
Total policy liabilities                                11,111,528    11,800,763
Deferred income tax liabilities                            284,226       213,007
Payable to affiliates                                       71,820        72,235
Accrued expenses and other liabilities                     339,763       234,438
Liabilities related to separate accounts                 2,167,375     1,975,863
                                                       -----------   -----------
Total liabilities                                       13,974,712    14,296,306

Commitments and contingent liabilities (see Note 14)

STOCKHOLDER'S EQUITY
   Common stock, par value $5 per share, 600,000
      shares authorized, issued and outstanding              3,000         3,000
   Paid in capital                                       3,499,893     1,769,440
   Retained earnings                                         3,660       665,299
   Accumulated other comprehensive income                   44,997        76,282
                                                       -----------   -----------
Total stockholder's equity                               3,551,550     2,514,021
                                                       -----------   -----------
Total liabilities and stockholder's equity             $17,526,262   $16,810,327
                                                       ===========   ===========

See accompanying Notes to the Consolidated Financial Statements.

                       CONSOLIDATED STATEMENTS OF INCOME

                                (IN THOUSANDS)

                                                         PERIOD FROM   PERIOD FROM
                                                           APRIL 3      JANUARY 1
                                                           THROUGH       THROUGH      YEAR ENDED DECEMBER 31,
                                                        DECEMBER 31,    APRIL 2,     -------------------------
                                                            2006          2006           2005          2004
                                                        ------------   -----------   -----------   -----------
REVENUE
Premiums and other considerations, net                   $1,015,959     $340,770     $1,260,259    $1,198,086
Universal life and investment product charges               299,564      102,849        428,417       422,021
Net investment income                                       514,256      178,006        728,487       742,382
Realized investment gains (losses)                              497       (3,086)        (6,266)      (37,337)
                                                         ----------     --------     ----------    ----------
Total revenues                                            1,830,276      618,539      2,410,897     2,325,152

BENEFITS AND EXPENSES
Insurance and annuity benefits                            1,146,908      386,367      1,506,418     1,506,099
Insurance commissions, net of deferrals                     117,289       38,310        142,871       135,215
General and administrative expenses, net of deferrals       117,582       31,216        110,491       107,069
Insurance taxes, licenses and fees                           35,971       14,158         49,271        42,365
Amortization of policy acquisition costs and value
   of business acquired                                      69,359       40,575        155,632       157,406
Interest expense                                              3,799        1,235          4,880         5,273
                                                         ----------     --------     ----------    ----------
Total benefits and expenses                               1,490,908      511,861      1,969,563     1,953,427
                                                         ----------     --------     ----------    ----------
Income before income taxes and cumulative effect
   of change in accounting principle                        339,368      106,678        441,334       371,725

INCOME TAXES:
   Current                                                   87,787       44,558        113,282        27,701
   Deferred                                                  31,121       (2,531)        38,590        96,059
                                                         ----------     --------     ----------    ----------
Total income taxes                                          118,908       42,027        151,872       123,760
                                                         ----------     --------     ----------    ----------
Income before cumulative effect of change in
   accounting principle                                     220,460       64,651        289,462       247,965
Cumulative effect of change in accounting for
   long duration contracts, net of taxes                         --           --             --        (7,233)
                                                         ----------     --------     ----------    ----------
Net income                                               $  220,460     $ 64,651     $  289,462    $  240,732
                                                         ==========     ========     ==========    ==========

See accompanying Notes to the Consolidated Financial Statements

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                (IN THOUSANDS)

                                                                                                         TOTAL
                                          COMMON      PAID IN      RETAINED     ACCUMULATED OTHER    STOCKHOLDER'S
                                           STOCK      CAPITAL      EARNINGS   COMPREHENSIVE INCOME      EQUITY
                                         --------   -----------   ---------   --------------------   -------------
BALANCE, JANUARY 1, 2004                 $  3,000   $ 1,714,440   $ 538,105         $ 158,421         $ 2,413,966
Net income                                     --            --     240,732                --             240,732
Change in fair value of derivative
   financial instruments, net of taxes         --            --          --            (1,823)             (1,823)
Unrealized gain on available-for-sale
   securities, net of taxes                    --            --          --             2,751               2,751
                                                                                                      -----------
   Comprehensive income                                                                                   241,660
Parent Company capital contribution            --        55,000          --                --              55,000
Dividends paid                                 --            --    (192,000)               --            (192,000)
                                         -------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2004                  3,000     1,769,440     586,837           159,349           2,518,626
                                         =========================================================================
Net income                                     --            --     289,462                --             289,462
Change in fair value of derivative
   financial instruments, net of taxes         --            --          --            (2,589)             (2,589)
Unrealized loss on available-for-sale
   securities, net of taxes                    --            --          --           (80,478)            (80,478)
                                                                                                      -----------
   Comprehensive income                                                                                   206,395
Dividends paid                                               --    (211,000)               --            (211,000)
                                         -------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2005                  3,000     1,769,440     665,299            76,282           2,514,021
                                         =========================================================================
Net income                                     --            --      64,651                --              64,651
Parent company capital contribution
   for stock option expense                    --         4,107          --                --               4,107
Change in fair value of derivative
   financial instruments, net of taxes         --            --          --            (1,099)             (1,099)
Unrealized loss on available-for-sale
   securities, net of taxes                    --            --          --           (70,503)            (70,503)
                                                                                                      -----------
   Comprehensive loss                                                                                      (2,844)
Dividends paid                                 --            --     (75,000)               --             (75,000)
                                         -------------------------------------------------------------------------
BALANCE, APRIL 2, 2006                      3,000     1,773,547     654,950             4,680           2,436,177
                                         =========================================================================
Acquisition by Lincoln National
   Corporation:
Sale of stockholder's equity               (3,000)   (1,773,547)   (654,950)           (4,680)         (2,436,177)
Lincoln National Corporation
   purchase price                           3,000     3,499,893          --                --           3,502,893
                                         -------------------------------------------------------------------------
BALANCE, APRIL 3, 2006                      3,000     3,499,893          --                --           3,502,893
                                         =========================================================================
Net income                                     --            --     220,460                --             220,460
Change in fair value of derivative
   financial instruments, net of taxes         --            --          --               356                 356
Unrealized gain on available-for-sale
   securities, net of taxes                    --            --          --            44,641              44,641
                                                                                                      -----------
   Comprehensive income                                                                                   265,457
Dividends paid                                 --            --    (216,800)               --            (216,800)
                                         -------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2006               $  3,000   $ 3,499,893   $   3,660         $  44,997         $ 3,551,550
                                         =========================================================================

See accompanying Notes to the Consolidated Financial Statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                        PERIOD FROM   PERIOD FROM
                                                          APRIL 3      JANUARY 1            YEAR ENDED
                                                          THROUGH       THROUGH            DECEMBER 31,
                                                       DECEMBER 31,     APRIL 2,    -------------------------
                                                           2006           2006          2005          2004
                                                       ------------   -----------   -----------   -----------
OPERATING ACTIVITIES
Net income                                              $ 220,460      $  64,651    $   289,462   $   240,732
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Change in policy liabilities other than deposits        67,904           (349)        43,926       156,380
   Deductions from policyholder accounts, net             (50,422)       (18,641)       (62,241)      (46,100)
   Deferral of policy acquisition costs and sales
      inducements, net of amortization                    (89,340)        (6,203)       (15,205)      (28,235)
   Change in receivables and asset accruals                20,633         13,052         (4,116)       (3,407)
   Change in payables and expense accruals                 (2,503)        57,549         17,523       105,520
   Realized investment losses (gains)                        (497)         3,086          6,266        37,337
   Depreciation and amortization                           20,739          2,033          7,333         1,165
   Amortization (accretion) and additions to value
      of business acquired, net                            42,222         11,540         51,697        (2,847)
   Group coinsurance assumed                                   --             --             --       328,875
   Stock compensation                                          --          4,107             --            --
   Other                                                   (3,022)        26,858         25,157       (12,213)
                                                        ---------      ---------    -----------   -----------
Net cash provided by operating activities                 226,174        157,683        359,802       777,207
                                                        ---------      ---------    -----------   -----------
INVESTING ACTIVITIES
Securities available-for-sale:
   Sales                                                  286,558         59,090        890,460       930,264
   Maturities, calls and redemptions                      599,775        163,813        722,075       825,884
   Purchases                                             (949,836)      (187,613)    (1,647,073)   (2,384,201)
Securities held-to-maturity:
   Sales                                                       --             86            536        19,397
   Maturities, calls and redemptions                           --         64,372        151,711       145,013
   Purchases                                                   --             --            (73)       (7,193)
Repayments of mortgage loans                              149,359         58,025        209,972       164,990
Mortgage loans originated                                 (40,120)        (8,262)      (306,557)     (228,043)
Decrease (increase) in policy loans, net                   (1,345)        (1,111)        10,575         1,851
Securities lending                                         83,599             --             --            --
Other investing activities, net                            (2,040)       (13,901)        (2,452)       16,891
                                                        ---------      ---------    -----------   -----------
Net cash provided by (used in) investing activities       125,950        134,499         29,174      (515,147)
                                                        ---------      ---------    -----------   -----------
FINANCING ACTIVITIES
Policyholder contract deposits                            617,891        179,689        718,947       758,817
Withdrawals of policyholder contract deposits            (798,439)      (275,838)      (920,815)     (858,674)
Net proceeds (payments) from securities sold under
   repurchase agreements                                     (103)           242            245        (4,698)
Cash dividends paid                                      (216,800)       (75,000)      (211,000)     (192,000)
Capital contribution from parent                               --             --             --        55,000
                                                        ---------      ---------    -----------   -----------
Net cash used in financing activities                    (397,451)      (170,907)      (412,623)     (241,555)
                                                        ---------      ---------    -----------   -----------
Net increase (decrease) in cash and cash equivalents      (45,327)       121,275        (23,647)       20,505
Cash and cash equivalents, beginning                      139,826         18,551         42,198        21,693
                                                        ---------      ---------    -----------   -----------
Cash and cash equivalents, ending                       $  94,499      $ 139,826    $    18,551   $    42,198
                                                        =========      =========    ===========   ===========
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                           $   2,868      $   1,328    $     4,427   $     2,310
                                                        =========      =========    ===========   ===========

See accompanying Notes to the Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY
                          (DOLLAR AMOUNTS IN THOUSANDS)
                                DECEMBER 31, 2006

1. NATURE OF OPERATIONS

Prior to April 3, 2006, Jefferson Pilot Financial Insurance Company ("JPFIC") was wholly owned by Jefferson-Pilot Corporation ("Jefferson-Pilot"). JPFIC and its subsidiary, Jefferson Pilot LifeAmerica Insurance Company ("JPLA"), (collectively referred to as the "Company"), are principally engaged in the sale of individual life insurance products, annuity and investment products, and group non-medical products (primarily term life and disability). These products are marketed primarily through personal producing general agents throughout the United States.

On April 3, 2006, Lincoln National Corporation ("LNC" or the "Parent") completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard ("SFAS") No.141, "Business Combinations" ("SFAS 141") and JPFIC became wholly-owned by LNC. JPFIC is expected to merge into Lincoln National Life Company, an Indiana domiciled affiliate on July 1, 2007. This transaction is dependent on the approval by the Indiana Department of Insurance. LNL is a subsidiary of LNC.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. As of April 3, 2006, the associated fair values of JPFIC were "pushed down" to the Company's financial statements in accordance with push down accounting rules. The Company is in the process of finalizing its internal studies of the fair value of the net assets acquired including investments, value of business acquired (VOBA), intangible assets, and certain liabilities. As such, the preliminary fair values in the table below are subject to adjustment as additional information is obtained, which may result in adjustments to goodwill, which the Company does not expect to be material.

The fair value of JPFIC's net assets assumed in the merger was $3.5 billion. Goodwill of $1.2 billion resulted from the excess of purchase price over the fair value of JPFIC's net assets. The parent paid a premium over the fair value of JPFIC's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

The following table summarizes the preliminary fair values of the net assets acquired as of the acquisition date along with the adjustments that were made to the Company's Balance Sheet to get to the fair value of net assets:

                                                             PRELIMINARY     FAIR VALUE
                                                             FAIR VALUE    ADJUSTMENTS(1)
                                                            ------------   --------------
Investments                                                 $ 11,649,995     $  101,994
Due from reinsurers                                            1,034,439             --
Deferred acquisition costs and value of business acquired      1,055,891       (166,959)
Goodwill                                                       1,236,859        966,907
Other assets                                                     398,798        (43,083)
Assets held in separate accounts                               2,073,659             --
Policy liabilities                                           (11,307,163)       234,716
Income tax liabilities                                          (279,053)       (59,635)
Accounts payable, accruals and other liabilities                (286,873)        29,098
Liabilities related to separate accounts                      (2,073,659)            --
                                                            ------------     ----------
   Total net assets acquired                                $  3,502,893     $1,063,038
                                                            ============     ==========

(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                                     PRELIMINARY
                                      FAIR VALUE
                                     -----------
Individual Markets:
   Life Insurance                     $  530,421
   Annuities                             425,464
                                      ----------
      Total Individual Markets           955,885
Employer Markets: Group Protection       280,974
                                      ----------
      Total Goodwill                  $1,236,859
                                      ==========

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company also submits financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting principles ("SAP"), as adopted by the Insurance Department of the states of Nebraska (JPFIC) and New Jersey (JPLA), and are significantly different from financial statements prepared in accordance with GAAP. See Note 7.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements presented herein include the accounts of JPFIC and JPLA. All material intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, policy liabilities, unearned revenue, and the potential effects of resolving litigated matters.

DEBT AND EQUITY SECURITIES

Debt and equity securities are classified as either securities available-for-sale, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired or, in 2005, securities held-to-maturity, which are stated at amortized cost and consist of securities the Company has the positive intent and ability to hold to maturity. Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity.

Under certain circumstances, the Company applies professional judgment and makes adjustments based upon specific detailed information concerning the issuer.

Dividend and investment income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments. Realized gains and losses on dispositions of securities are determined by the specific identification method.

MORTGAGE AND POLICY LOANS

Mortgage loans on real estate are stated at the unpaid balances adjusted for amortization of premiums and discounts, and are net of estimated unrecoverable amounts. An allowance for unrecoverable amounts is provided for when a mortgage loan becomes impaired. Changes in the allowance are reported as realized investment gains (losses) within the consolidated statements of income. Mortgage loans are considered impaired when it becomes probable the Company will be unable to collect the total amounts due, including principal and interest, according to the contractual terms of the loan. Such an impairment is measured based upon the present value of expected cash flows discounted at the effective interest rate on both a loan-by-loan basis and by measuring aggregated loans with similar risk characteristics. Interest on mortgage loans is recorded until collection is deemed improbable. Policy loans are stated at their unpaid balances.

REAL ESTATE AND OTHER INVESTMENTS

Real estate acquired by foreclosure is stated at the lower of depreciated cost or fair value less estimated costs to sell. Real estate not acquired by foreclosure is stated at cost less accumulated depreciation. Real estate, primarily buildings, is depreciated principally by the straight-line method over estimated useful lives generally ranging from 30 to 40 years. Accumulated depreciation was $1,237 and $31,590 at December 31, 2006 and 2005. Other investments, which consist primarily of affordable housing tax credit investments, are stated at equity, fair value, or the lower of cost or market as appropriate.

Cost of real estate is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Impaired real estate is written down to estimated fair value with the impairment loss being included in realized gains and losses. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivatives to help manage exposure to certain equity and interest rate risks. SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, ("SFAS 133") requires companies to recognize all derivative instruments as either assets or liabilities in the balance sheet at fair value, which we classify within other investments on our consolidated balance sheets. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge or cash flow hedge. The Company accounts for changes in fair values of derivatives that are not part of a hedge or do not qualify for hedge accounting through investment income during the period of the change. For derivatives that are designated and qualify as cash flow hedges, the effective portion of the gain or loss realized on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction impacts earnings. The remaining gain or loss on these derivative instruments is recognized in investment income during the period of the change. The effectiveness of the Company's hedge relationships is assessed and measured on a quarterly basis.

CASH AND CASH EQUIVALENTS

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

REINSURANCE BALANCES AND TRANSACTIONS

Reinsurance receivables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Costs related to obtaining new and renewal business, including commissions and incentive compensation, certain costs of underwriting and issuing policies, and certain agency office expenses, all of which vary with and are primarily related to the production of new and renewal business, are deferred.

The Company's traditional individual and group insurance products are long-duration contracts. Deferred policy acquisition costs related to these products are amortized over the expected premium paying periods using the same assumptions for anticipated premium revenue that are used to compute liabilities for future policy benefits. For fixed universal life and annuity products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts. Estimates of future gross profits are determined based upon assumptions for mortality, interest spreads, lapse rates, and policy fees earned.

Value of business acquired represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuity business acquired in business combinations, applying the same assumptions used to value the related liabilities. Amortization of the value of business acquired occurs over the related contract periods, using current crediting rates to accrete interest and a constant amortization rate based on the present value of expected future profits for fixed universal life and annuity products.

Deferred policy acquisition costs and the value of business acquired for variable life and annuity products are amortized incorporating the assumptions listed above for fixed products, except for interest spreads, but also incorporating mean reversion techniques. In calculating the estimated gross profits for these products, the Company utilizes a long-term total net return on assets of 8.0%.

The carrying amounts of deferred policy acquisition costs and value of business acquired are adjusted for the effect of credit and non-credit related realized gains and losses, and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

At least annually, the assumptions used to estimate future gross profits in calculating the amortization of deferred policy acquisition costs are evaluated in relation to emerging experience. When actual experience varies from the assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs, referred to as unlockings, are reflected in amortization expense within the consolidated statements of income.

Deferred policy acquisition costs are periodically reviewed to determine that the unamortized portion does not exceed expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006

DEFERRED SALES INDUCEMENTS

The Company has policies in force containing two primary types of sales inducements: 1) day-one bonuses on fixed annuities, which are in the form of either an increased interest rate for a stated period or an additional premium credit; and 2) persistency-related interest crediting bonuses. These bonuses are accrued over the period in which the policy must remain in force for the policyholder to qualify for the inducement. Capitalized sales inducements are amortized using the same methodology and assumptions used to amortize deferred policy acquisition costs. The unamortized balance of the deferred sales inducement asset is reported in other assets within the consolidated balance sheets.

GOODWILL

Goodwill (purchase price in excess of net assets acquired in a business combination) carrying amounts are reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

SEPARATE ACCOUNTS

Separate account assets and liabilities represent variable annuity and variable universal life funds segregated for the benefit of the related policyholders who bear the investment risk of their account balances. The separate account assets and liabilities, which are equal, are recorded at fair value. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the consolidated statements of income. Fees charged on separate account policyholder account balances are included in universal life and investment product charges in the Consolidated Statements of Income. The amounts of minimum guarantees or other similar benefits related to these policies are negligible.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and depreciated principally by the straight-line method over estimated useful lives of 30 to 50 years for buildings, approximately 10 years for other property and equipment, and three to five years for computer hardware and software. Accumulated depreciation was $605 and $42,743 at December 31, 2006 and 2005. Property and equipment is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. In such cases, the cost basis of the property and equipment is reduced to fair value with the impairment loss being included in realized gains and losses.

FUTURE POLICY BENEFITS AND OTHER POLICY LIABILITIES

Liabilities for future policy benefits on traditional life and disability insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and persistency. Estimates about future circumstances are based principally on historical experience and provide for possible adverse deviations.

Liabilities related to no-lapse guarantees (secondary guarantees) on universal life-type products are included in other policy liabilities within the consolidated balance sheets. These liabilities are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract). by the cumulative profits recorded from purchase date for pre-merger issues and from contract inception for post merger issues through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest.

If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to deferred policy acquisition costs and value of business acquired. The accounting for secondary guarantee benefits impacts, and is impacted by, estimated future gross profits used to calculate amortization of deferred policy acquisition costs, value of business acquired, deferred sales inducements, and unearned revenue.

POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits consist of policy values that accrue to holders of universal life-type contracts and annuities other than portions carried in the separate account, discussed above. The liability is determined using the retrospective deposit method and is presented before deduction of potential surrender charges.

POLICY AND CONTRACT CLAIMS

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported, which are based on historical experience adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for claims and the associated adjustment expenses incurred through the balance sheet date.

RECOGNITION OF REVENUE

Premiums on traditional life insurance products are reported as revenue when received unless received in advance of the due date. Premiums on traditional accident and health, disability income and dental insurance are reported as earned over the contract period. A reserve is provided for the portion of premiums written which relates to unexpired coverage terms.

Revenue from universal life-type and annuity products includes charges for the cost of insurance, initiation and administration of the policy and surrender of the policy. Revenue from these charges is recognized in the year assessed to the policyholder, except that any portion of an assessment that relates to services to be provided in future years is deferred as unearned revenue and is recognized as income over the period during which services are provided based upon estimates of future gross profits. The net of amounts deferred and amounts recognized is reflected in universal life and investment product charges in the consolidated statements of income. The effects of changes in estimates of future gross profits, referred to as unlockings, on unearned revenue are reflected in the consolidated statements of income within universal life and investment product charges in the period such revisions occur.

RECOGNITION OF BENEFITS AND EXPENSES

Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, accident and health, disability and dental insurance products are recognized when incurred in a manner designed to match them with related premiums and to spread income recognition over expected policy lives (see preceding discussion of policy liabilities). For universal life-type and annuity products, benefits include interest credited to policyholders' accounts, which is recognized as it accrues.

STOCK BASED COMPENSATION

The Company and its subsidiary are included in LNC's consolidated incentive compensation plans. The Company expenses its portion of the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to paid in capital in shareholder's equity.

INCOME TAXES

On April 3, 2006, the Company's initial parent company, Jefferson-Pilot, merged with and into a wholly owned acquisition subsidiary of LNC, a holding company with control over other insurance subsidiaries, as discussed in Note 1. As a result, LNC became the ultimate parent after completion of the merger. Prior to the merger, the Company's federal income tax return was consolidated with all companies, which were 80% or more owned by Jefferson-Pilot. Effective as of the merger date, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead the Company will file a separate federal income tax return. Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that the Company expects, more likely than not, will be realized.

RECLASSIFICATIONS

Certain amounts reported in prior years' consolidated financial statements have been reclassified to conform to the presentation adopted in the current year. These reclassifications had no effect on net income or shareholders' equity of the prior years.

NEW ACCOUNTING PRONOUNCEMENTS

SFAS NO, 157--FAIR VALUE MEASUREMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the effects of SFAS 157 on its consolidated financial condition and results of operations.

FIN 48--ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of adjustment upon initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. The Company will adopt the provisions of FIN 48 on March 31, 2007, effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company's financial condition or results of operations.

SFAS NO. 155--ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" (SFAS
155), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" (DIG B40). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

The Company will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

SFAS NO. 123R--SHARE-BASED PAYMENT

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires recognition, at fair value, of all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123, under SFAS 123(R) the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, the Company adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the Company's results of operations. Prior to January 1, 2006, the Company accounted for stock incentive awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and accordingly recognized no compensation expense for stock option awards to employees when the option price was not less than the market value of the stock at the date of award.

See Note 16 for more information regarding stock-based compensation plans.

The Company does not invest in significant amounts of nontraditional loan products and FSP 94-6-1 will not have an immediate impact on our disclosures.

SOP 05-1--ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS.

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position
(SOP) 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 addresses the accounting for Deferred Acquisition Costs (DAC) on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

The Company adopted this new accounting guidance effective January 1, 2007. The adoption of this new guidance impacts the Company's assumptions for lapsation used in the amortization of DAC and Value of Business Acquired ("VOBA"). The Company's adoption resulted in a $36.9 million decrease to DAC and VOBA balances and approximately an $11 million increase to amortization in 2007.

FSP 115-1--THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 - "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments" references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. The Company's existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where the Company does not have the intent to hold the securities until either maturity or recovery. The Company adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on the Company's consolidated financial condition or results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first re-measurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential effects of SFAS 159 on its consolidated financial condition and results of operations.

CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's consolidated financial statements.

3.   INVESTMENTS

SUMMARY COST AND FAIR VALUE INFORMATION

Aggregate cost or amortized cost, aggregate fair value and gross unrealized gains and losses of debt and equity securities were as follows:

                                                                       DECEMBER 31, 2006
                                                       -------------------------------------------------
                                                         COST OR       GROSS        GROSS
                                                        AMORTIZED   UNREALIZED   UNREALIZED      FAIR
                                                          COST         GAINS       LOSSES        VALUE
                                                       ----------   ----------   ----------   ----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. Government agencies                            $   59,365    $    413    $   (514)    $   59,264
Federal agency issued mortgage-backed securities
   (including collateralized mortgage obligations)        925,981       6,108      (1,596)       930,493
Obligations of states and political subdivisions           38,552         313         (30)        38,835
Corporate obligations                                   7,840,700      90,283     (15,884)     7,915,099
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)        531,914       7,515        (168)       539,261
Affiliate bonds                                           130,243          --          (4)       130,239
                                                       ----------    --------    --------     ----------
Subtotal, debt securities                               9,526,755     104,632     (18,196)     9,613,191
Equity securities                                          13,013       1,717          --         14,730
                                                       ----------    --------    --------     ----------
Securities available-for-sale                          $9,539,768    $106,349    $(18,196)    $9,627,921
                                                       ==========    ========    ========     ==========

                                                                       DECEMBER 31, 2005
                                                       -------------------------------------------------
                                                         COST OR       GROSS        GROSS
                                                        AMORTIZED   UNREALIZED   UNREALIZED      FAIR
                                                          COST         GAINS      (LOSSES)       VALUE
                                                       ----------   ----------   ----------   ----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. government agencies                            $  101,616    $  3,989    $  (1,090)   $  104,515
Federal agency issued mortgage-backed securities
   (including collateralized mortgage obligations)        561,469      15,806       (4,454)      572,821
Obligations of states and political subdivisions           20,111       1,077         (256)       20,932
Corporate obligations                                   7,225,546     262,389      (85,895)    7,402,040
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)        821,732      16,992       (9,589)      829,135
Affiliated bonds                                          108,000          --       (1,152)      106,848
Redeemable preferred stocks                                 9,153       1,839         (379)       10,613
                                                       ----------    --------    ---------    ----------
Subtotal, debt securities                               8,847,627     302,092     (102,815)    9,046,904
Equity securities                                           6,859       3,464           --        10,323
                                                       ----------    --------    ---------    ----------
Securities available-for-sale                          $8,854,486    $305,556    $(102,815)   $9,057,227
                                                       ==========    ========    =========    ==========
HELD-TO-MATURITY, CARRIED AT AMORTIZED COST
Obligations of states and political subdivisions       $    3,750    $    603    $      --    $    4,353
Corporate obligations                                     661,790      39,722       (4,059)      697,453
Affiliate bonds                                            22,940         262         (638)       22,564
                                                       ----------    --------    ---------    ----------
Debt securities held-to-maturity                       $  688,480    $ 40,587    $  (4,697)   $  724,370
                                                       ==========    ========    =========    ==========

Affiliate bonds consist of securities issued by Lincoln JP Holdings L.P., Lincoln Financial Media Company and LNC. See further discussion in Note 12.

CONTRACTUAL MATURITIES

Aggregate amortized cost and aggregate fair value of debt securities at December 31, 2006, according to maturity date, were as indicated below. Contractual maturity dates were utilized for all securities except for mortgage-backed securities, which are based upon estimated maturity dates. Actual future maturities will differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due to the Company, with or without penalty.

                                            AVAILABLE-FOR-SALE
                                         -----------------------
                                          AMORTIZED      FAIR
                                            COST         VALUE
                                         ----------   ----------
Due in one year or less                  $  383,281   $  383,101
Due after one year through five years     2,737,093    2,750,186
Due after five years through ten years    3,070,169    3,099,630
Due after ten years                       1,878,317    1,910,520
Amounts not due at a single maturity
   date                                   1,457,895    1,469,754
                                         ----------   ----------
                                         $9,526,755   $9,613,191
                                         ==========   ==========

SECURITIES LENDING

In its securities lending program, the Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. The market value of securities loaned and collateral received amounted to $80,121 and $83,599 at December 31, 2006, and $106,495 and $110,635 at December 31, 2005.

CHANGES IN NET UNREALIZED GAINS ON SECURITIES

Changes in amounts affecting net unrealized gains included in other comprehensive income, reduced by deferred income taxes, were as follows:

                                                                   NET UNREALIZED GAINS (LOSSES)
                                                                -----------------------------------
                                                                   DEBT        EQUITY
                                                                SECURITIES   SECURITIES     TOTAL
                                                                ----------   ----------   ---------
Net unrealized gains on securities available-for-sale as of
   December 31, 2003                                            $ 152,455     $ 1,993     $ 154,448
Change during year ended December 31, 2004:
   Increase in stated amount of securities                            797         949         1,746
   Increase in value of business acquired and deferred
      policy acquisition costs                                      2,487          --         2,487
   Increase in deferred income tax liabilities                     (1,150)       (332)       (1,482)
                                                                ---------     -------     ---------
Increase in net unrealized gains included in other
   comprehensive income                                             2,134         617         2,751
                                                                ---------     -------     ---------
Net unrealized gains on securities available-for-sale as
   of December 31, 2004                                           154,589       2,610       157,199
Change during year ended December 31, 2005:
   Decrease in stated amount of securities                       (249,997)       (554)     (250,551)
   Increase in value of business acquired and deferred
      policy acquisition costs                                    126,738          --       126,738
   Decrease in deferred income tax liabilities                     43,141         194        43,335
                                                                ---------     -------     ---------
Decrease in net unrealized gains included in other
   comprehensive income                                           (80,118)       (360)      (80,478)
                                                                ---------     -------     ---------
Net unrealized gains on securities available-for-sale as of
   December 31, 2005                                               74,471       2,250        76,721
Change during period January 1 through April 2, 2006:
   Increase (decrease) in stated amount of securities            (184,858)        150      (184,708)
   Increase in value of business acquired and deferred
      policy acquisition costs                                     76,242                    76,242
   Decrease (increase) in deferred income tax liabilities          38,015         (52)       37,963
                                                                ---------     -------     ---------
Increase (decrease) in net unrealized gains included in other
   comprehensive income                                           (70,601)         98       (70,503)
                                                                ---------     -------     ---------
Net unrealized gains on securities
   available-for-sale as of April 2, 2006                           3,870       2,348         6,218
Sale of stockholder's equity                                       (3,870)     (2,348)       (6,218)
                                                                ---------     -------     ---------
Net unrealized gains on securities
   available-for-sale as of April 3, 2006                              --          --            --
                                                                ---------     -------     ---------
Net unrealized gains on securities
   available-for-sale as of April 3, 2006                              --          --            --
Change during period April 3 through December 31, 2006:
   Increase in stated amount of securities                         86,436       1,717        88,153
   Decrease in deferred policy acquisition costs and value of
      business acquired                                           (19,557)         --       (19,557)
   Increase in deferred income tax liabilities                    (23,354)       (601)      (23,955)
                                                                ---------     -------     ---------
Increase in net unrealized gains included in other
   comprehensive income                                            43,525       1,116        44,641
                                                                ---------     -------     ---------
Net unrealized gains on securities available-for-sale as of
   December 31, 2006                                            $  43,525     $ 1,116     $  44,641
                                                                =========     =======     =========

NET INVESTMENT INCOME

The details of net investment income follow:

                                          PERIOD FROM   PERIOD FROM
                                            APRIL 3      JANUARY 1         YEAR ENDED
                                            THROUGH       THROUGH          DECEMBER 31,
                                         DECEMBER 31,     APRIL 2,    -------------------
                                             2006           2006        2005       2004
                                         ------------   -----------   --------   --------
Interest on debt securities                $429,573       $144,476    $598,307   $606,715
Investment income on equity securities          700             20         843        807
Interest on mortgage loans                   72,385         25,475     102,480    101,865
Interest on policy loans                     25,705          7,653      35,004     34,819
Other investment income                       6,661          5,744      10,778     14,675
                                           --------       --------    --------   --------
Gross investment income                     535,024        183,368     747,412    758,881
Investment expenses                         (20,768)        (5,362)    (18,925)   (16,499)
                                           --------       --------    --------   --------
Net investment income                      $514,256       $178,006    $728,487   $742,382
                                           ========       ========    ========   ========

Investment expenses include salaries, expenses of maintaining and operating investment real estate, real estate depreciation and other allocated costs of investment management and administration.

REALIZED GAINS AND LOSSES

The details of realized investment gains (losses), including other-than-temporary impairments, follow:

                                                      PERIOD FROM   PERIOD FROM
                                                        APRIL 3      JANUARY 1        YEAR ENDED
                                                        THROUGH       THROUGH         DECEMBER 31,
                                                     DECEMBER 31,     APRIL 2,    ------------------
                                                         2006           2006        2005      2004
                                                     ------------   -----------   -------   --------
Debt securities                                         $ 2,035       $(3,357)    $(9,903)  $(40,111)
Other                                                     1,692           198       4,989       (374)
Amortization of deferred policy acquisition costs,
   value of  business acquired and deferred sales
   inducements                                           (3,230)           73      (1,352)     3,148
                                                        -------       -------     -------   --------
Realized investment losses                              $   497       $(3,086)    $(6,266)  $(37,337)
                                                        =======       =======     =======   ========

See Note 5 for discussion of amortization of deferred policy acquisition costs, value of business acquired and deferred sales inducements.

Information about total gross realized gains and losses on debt securities, including other-than-temporary impairments, follows:

                                                      PERIOD FROM   PERIOD FROM
                                                        APRIL 3      JANUARY 1        YEAR ENDED
                                                        THROUGH       THROUGH         DECEMBER 31,
                                                     DECEMBER 31,     APRIL 2,    -------------------
                                                         2006           2006        2005       2004
                                                     ------------   -----------   --------   --------
Gross realized:
   Gains                                               $11,492        $ 1,493     $ 25,332   $ 19,583
   Losses                                               (9,457)        (4,850)     (35,235)   (59,694)
                                                       -------        -------     --------   --------
Realized gains (losses) on total securities            $ 2,035        $(3,357)    $ (9,903)  $(40,111)
                                                       =======        =======     ========   ========

Information about gross realized gains and losses on available-for-sale securities, including other-than-temporary impairments, follows:

                                                      PERIOD FROM   PERIOD FROM
                                                        APRIL 3      JANUARY 1        YEAR ENDED
                                                        THROUGH       THROUGH         DECEMBER 31,
                                                     DECEMBER 31,     APRIL 2,    -------------------
                                                         2006           2006        2005      2004
                                                     ------------   -----------   --------   --------
Gross realized:
   Gains                                               $11,492        $ 1,211     $ 23,795   $ 15,735
   Losses                                               (9,457)        (4,827)     (35,073)   (59,186)
                                                       -------        -------     --------   --------
Realized gains (losses) on available-for-sale
   securities                                          $ 2,035        $(3,616)    $(11,278)  $(43,451)
                                                       =======        =======     ========   ========

INVESTMENT CONCENTRATION RISK AND IMPAIRMENT

Investments in debt and equity securities include 1,084 issuers. Debt securities include investments in Lincoln JP Holdings L.P. of $108,000 and $106,848 as of December 31, 2006 and 2005. At December 31, 2006, no other corporate issuer represents more than 1% of investments. At December 31, 2005, Wachovia Corporation represented more than 1% of debt and equity investments with a balance of $105,753. Debt securities considered less than investment grade approximated 8% and 7% of the total debt securities portfolio as of December 31, 2006 and 2005.

The Company uses repurchase agreements to meet various cash requirements. At December 31, 2006 and 2005, the amounts held in debt securities available-for-sale pledged as collateral for these borrowings were $158,392 and $158,346.

As of December 31, 2006, the Company's commercial mortgage loan portfolio was comprised of conventional real estate mortgages collateralized primarily by industrial (31%), retail (30%), office (25%), apartment (8%), hotel (5%), and other (1%) properties. Our mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and loan-to-value relationships. Approximately 29% of stated mortgage loan balances as of December 31, 2006 are for properties located in South Atlantic states, approximately 20% are for properties located in Pacific states, approximately 12% are for properties located in the East North Central states, approximately 11% are for properties located in the West South Central states, and approximately 11% are for properties located in the West North Central states. No other geographic region represents greater than 10% of December 31, 2006 mortgage loans.

At December 31, 2006 and 2005, the recorded investment in mortgage loans that were considered to be potentially impaired was $0 and $2,238. There were no delinquent loans outstanding as of December 31, 2006 and 2005. The related allowance for credit losses on all mortgage loans was $0 and $5,922 at December 31, 2006 and 2005. The average recorded investment in potentially impaired loans was $0 from April 3 through December 31, 2006, $2,225 from January 1 through April 2, 2006, and $3,799 and $5,225 during the years ended December 31, 2005 and 2004, on which interest income of $0 from April 3 through December 31, 2006, $14 from January 1 through April 2, 2006, and $177 and $235 during the years ended December 31, 2005 and 2004, was recognized.

The Company sold certain securities that had been classified as held-to-maturity, due to significant declines in credit worthiness. The net amortized cost of securities sold were $0, $536 and $11,633 for 2006, 2005 and 2004. The realized gains on the sales of these securities, some of which were previously impaired, were $0, $0 and $421.

The Company monitors its portfolio closely to ensure that all other-than-temporary impairments are identified and recognized in earnings as they occur. The table below summarizes unrealized losses on all debt securities held by both asset class and length of time that a security has been in an unrealized loss position:

                                                                          DECEMBER 31, 2006
                                           ---------------------------------------------------------------------------
                                             LESS THAN 12 MONTHS       12 MONTHS OR LONGER               TOTAL
                                           -----------------------   -----------------------   -----------------------
                                                           GROSS                     GROSS                     GROSS
                                                        UNREALIZED                UNREALIZED                UNREALIZED
                                           FAIR VALUE     LOSSES     FAIR VALUE     LOSSES     FAIR VALUE     LOSSES
                                           ----------   ----------   ----------   ----------   ----------   ----------
U.S. Treasury obligations and direct
   obligations of U.S. Government
   agencies                                $   24,247    $   (514)       $--          $--      $   24,247    $   (514)
Federal agency issued mortgage-backed
   securities (including collateralized
   mortgage obligations)                      252,625      (1,596)        --           --         252,625      (1,596)
Obligations of states and political
   subdivisions                                 6,757         (30)        --           --           6,757         (30)
Corporate obligations                       1,619,415     (15,884)        --           --       1,619,415     (15,884)
Corporate private-labeled
   mortgage-backed securities (including
   collateralized mortgage obligations)        61,716        (168)        --           --          61,716        (168)
Affiliate bonds                                11,822          (4)        --           --          11,822          (4)
                                           ----------    --------        ---          ---      ----------    --------
Total temporarily impaired securities      $1,976,582    $(18,196)       $--          $--      $1,976,582    $(18,196)
                                           ==========    ========        ===          ===      ==========    ========

                                                                         DECEMBER 31, 2005
                                           ---------------------------------------------------------------------------
                                             LESS THAN 12 MONTHS       12 MONTHS OR LONGER              TOTAL
                                           -----------------------   -----------------------   -----------------------
                                                           GROSS                     GROSS                     GROSS
                                                        UNREALIZED                UNREALIZED                UNREALIZED
                                           FAIR VALUE     LOSSES     FAIR VALUE     LOSSES     FAIR VALUE     LOSSES
                                           ----------   ----------   ----------   ----------   ----------   ----------
U.S. Treasury obligations and direct
   obligations of U.S. Government
   agencies                                $   24,905    $   (521)   $   18,617    $   (569)   $   43,522   $  (1,090)
Federal agency issued mortgage-backed
   securities (including collateralized
   mortgage obligations)                       85,513      (2,599)       44,886      (1,855)      130,399      (4,454)
Obligations of states and political
   subdivisions                                 8,700        (256)           --          --         8,700        (256)
Corporate obligations                       2,386,691     (53,987)      889,742     (35,967)    3,276,433     (89,954)
Corporate private-labeled
   mortgage-backed securities (including
   collateralized mortgage obligations)       473,299      (7,111)       55,731      (2,478)      529,030      (9,589)
Redeemable preferred stock                        925        (126)        1,850        (253)        2,775        (379)
Affiliate bonds                               106,848      (1,152)       14,718        (638)      121,566      (1,790)
                                           ----------    --------    ----------    --------    ----------   ---------
Total temporarily impaired securities      $3,086,881    $(65,752)   $1,025,544    $(41,760)   $4,112,425   $(107,512)
                                           ==========    ========    ==========    ========    ==========   =========

One statistic to which the Company pays particular attention with respect to debt securities is the fair value to amortized cost ratio. Securities with a fair value to amortized cost ratio in the 90%-99% range are typically securities that have been impacted by increases in market interest rates or sector spreads. Securities in the 80%-89% range are typically securities that have been impacted by increased market yields, specific credit concerns or both. These securities are monitored to ensure that the impairment is not other-than-temporary. Securities with a fair value to amortized cost ratio less then 80% are considered to be "potentially distressed securities," and are subjected to rigorous review. The following factors are considered: the length of time a security's fair value has been below amortized cost, industry factors or conditions related to a geographic area that are negatively affecting the security, downgrades by rating agencies, the valuations of assets specifically pledged to support the credit, the overall financial condition of the issuer, past due interest or principal payments, and our intent and ability to hold the security for a sufficient time to allow for a recovery in value.

The table below summarizes the securities with unrealized losses in our debt portfolio as of December 31, 2006:

                 AMORTIZED      FAIR      UNREALIZED
                   COST         VALUE       LOSSES     PERCENTAGE
                ----------   ----------   ----------   ----------
90% - 99%       $1,973,261   $1,958,011    $(15,250)       84%
80% - 89%           21,403       18,487      (2,916)       16%
Below 80%              114           84         (30)       --
                ----------   ----------    --------       ---
                $1,994,778   $1,976,582    $(18,196)      100%
                ==========   ==========    ========       ===

As of December 31, 2006, the Company held four securities that were "potentially distressed."

4. DERIVATIVE FINANCIAL INSTRUMENTS

The fair values of the Company's derivative instruments were $(1,297) and $(1,083) at December 31, 2006 and 2005 and are included in other investments in the consolidated balance sheets. At December 31, 2006 and 2005, the Company had no fair value hedges or hedges of net investments in foreign operations.

CASH FLOW HEDGING STRATEGY

The Company uses interest rate swaps to convert floating rate investments to fixed rate investments. Interest is exchanged periodically on the notional value with the Company receiving the fixed rate and paying various short-term LIBOR rates on a net exchange basis. For the years ended December 31, 2006, 2005 and 2004, the ineffective portion of the Company's cash flow hedging instruments, which is recognized in realized investment gains, was not significant. At December 31, 2006 and 2005, the maximum term of interest rate swaps that hedged floating rate investments was twenty years and eight years, respectively.

The Company also uses interest rate swaps to hedge anticipated purchases of assets that support the annuity line of business. As assets are purchased, the interest rate swap is unwound resulting in a realized gain (loss) which effectively offsets the change in the cost of the assets purchased to back annuities issued. The gain (loss) is amortized into income over time, resulting in an overall yield that is consistent with the Company's pricing assumptions. The Company recognized other comprehensive income related to cash flow hedges, net of taxes, of $356 from April 3 through December 31, 2006, $(1,099) from January 1 through April 2, 2006, and $(2,589) and $(1,823) for the years ended December 31, 2005 and 2004. During 2006, 2005 and 2004, the Company did not reclassify any gains (losses) into earnings as a result of the discontinuance of its cash flow hedges. Further, the Company does not expect to reclassify a significant amount of net gains (losses) on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

Certain swaps serve as economic hedges but do not qualify for hedge accounting under SFAS 133. These swaps are marked-to-market through realized gains. The Company's realized investment gains from these swaps were $509 from April 3 through December 31, 2006, $(307) from January 1 through April 2, 2006, and $421 and $514 for the years ended December 31, 2005 and 2004.

OTHER DERIVATIVES

The Company markets indexed annuities. These contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500(R) index. Policyholders may elect to rebalance index options at renewal dates, either annually or biannually. At each renewal date, the Company has the opportunity to re-price the equity-indexed component by establishing participation rates, subject to minimum guarantees. The Company purchases options that are highly correlated to the portfolio allocation decisions of its policyholders, such that the Company is economically hedged with respect to equity returns for the current reset period. The mark-to-market of the options held impacts net investment income and interest credited in equal and offsetting amounts. SFAS 133 requires that the Company calculates fair values of index options it will purchase in the future to hedge policyholder index allocations in future reset periods. These fair values represent an estimate of the cost of the options the Company will purchase in the future, discounted back to the date of the balance sheet, using current market indicators of volatility and interest rates. Changes in fair values of these liabilities are reported in interest credited. Interest credited was decreased by $137, $522 and $2,364 in 2006, 2005 and 2004 for the changes in fair value of these liabilities. The Company also invests in debt securities with embedded options, which are considered to be derivative instruments under SFAS 133. These derivatives are marked-to-market through realized investment gains, but were insignificant for the years ended December 31, 2006, 2005, and 2004.

Counterparties to derivative instruments expose the Company to credit risk in the event of non-performance. The Company limits this exposure by diversifying among counterparties with high credit ratings. The Company's credit risk exposure on swaps is limited to the fair value of swap agreements that it has recorded as an asset. The Company does not expect any counterparty to fail to meet its obligation.

5. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET

DEFERRED POLICY ACQUISITION COSTS

The following table rolls forward the Company's deferred policy acquisition costs asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                                  PERIOD FROM   PERIOD FROM
                                                    APRIL 3      JANUARY 1          YEAR ENDED
                                                    THROUGH       THROUGH          DECEMBER 31,
                                                 DECEMBER 31,     APRIL 2,    ---------------------
                                                     2006           2006         2005        2004
                                                 ------------   -----------   ---------   ---------
Beginning balance                                 $ 727,271       $674,858    $ 586,157   $ 564,152

Purchase accounting fair value adjustment          (727,271)            --           --          --
Cumulative effect of change in accounting
   principle                                             --             --           --      (2,504)
Group coinsurance assumed                                --             --           --      37,447
                                                  ---------       --------    ---------   ---------
                                                         --        674,858      586,157     599,095
                                                  ---------       --------    ---------   ---------
Deferrals:
   Commissions                                       38,618         16,176       59,551      62,102
   Other                                             59,513         19,589       62,449      55,979
                                                  ---------       --------    ---------   ---------
Total deferrals                                      98,131         35,765      122,000     118,081
                                                  ---------       --------    ---------   ---------
Adjustments:
   Amortization                                      (9,477)       (28,825)    (102,791)   (125,614)
   Adjustment related to realized losses
      (gains) on debt securities                        349             75         (113)        804
   Adjustment related to unrealized losses
      (gains) on securities available-for-sale         (337)        45,398       69,605      (6,209)
                                                  ---------       --------    ---------   ---------
Total adjustments                                     9,465         16,648      (33,299)   (131,019)
                                                  ---------       --------    ---------   ---------
Ending balance                                    $  88,666       $727,271    $ 674,858   $ 586,157
                                                  =========       ========    =========   =========

See Note 10 for discussion of group coinsurance transaction.

5. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET--CONTINUED

VALUE OF BUSINESS ACQUIRED

The following table rolls forward the Company's value of business acquired asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                               PERIOD FROM   PERIOD FROM
                                                 APRIL 3      JANUARY 1          YEAR ENDED
                                                 THROUGH        THROUGH         DECEMBER 31,
                                              DECEMBER 31,     APRIL 2,    ---------------------
                                                  2006           2006         2005        2004
                                              ------------   -----------   ---------   ---------
Beginning balance                              $  495,579      $476,277     $472,076    $458,189
Purchase accounting fair value adjustment         560,312            --           --          --
Cumulative effect of change in accounting
   principle                                           --            --           --      30,223
                                               ----------      --------     --------    --------
                                                1,055,891       476,277      472,076     488,412
                                               ----------      --------     --------    --------
Deferral of commissions and accretion of
   interest                                        17,660           209        1,144       4,416
                                               ----------      --------     --------    --------
Adjustments:
   Amortization                                   (59,882)      (11,749)     (52,841)    (31,792)
   Adjustment related to realized losses
      (gains) on debt securities                   (3,579)           (2)      (1,235)      2,344
   Adjustment related to unrealized losses
      on debt securities available-for-sale       (19,220)       30,844       57,133       8,696
                                               ----------      --------     --------    --------
Total adjustments                                 (82,681)       19,093        3,057     (20,752)
                                               ----------      --------     --------    --------
Ending balance                                 $  990,870      $495,579     $476,277    $472,076
                                               ==========      ========     ========    ========

Expected approximate amortization percentages relating to the value of business acquired for the next five years are as follows:

       AMORTIZATION
YEAR    PERCENTAGE
----   ------------
2007       6.3%
2008       7.7%
2009       6.6%
2010       6.3%
2011       5.7%

DEFERRED SALES INDUCEMENT ASSET

The deferred sales inducement asset is included within other assets in the consolidated balance sheets. The following table rolls forward the Company's deferred sales inducement asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006 and the years ended December 31, 2005 and 2004:

                                                       PERIOD FROM   PERIOD FROM
                                                         APRIL 3      JANUARY 1        YEAR ENDED
                                                         THROUGH       THROUGH        DECEMBER 31,
                                                      DECEMBER 31,     APRIL 2,    -----------------
                                                          2006           2006        2005      2004
                                                      ------------   -----------   -------   -------
Beginning balance                                       $ 33,527       $34,264     $38,272   $    --
Purchase accounting fair value adjustment                (33,527)           --          --        --
Cumulative effect of change in accounting principle           --            --          --    41,223
Deferral of bonus interest                                   693           120         912       468
Adjustments:
   Amortization                                               (7)         (857)     (4,916)   (3,419)
   Adjustment related to realized (gains) on debt
      securities available-for-sale                           --            --          (4)       --
                                                        --------       -------     -------   -------
Total adjustments                                             (7)         (857)     (4,920)   (3,419)
                                                        --------       -------     -------   -------
Ending balance                                          $    686       $33,527     $34,264   $38,272
                                                        ========       =======     =======   =======

6. POLICY LIABILITIES INFORMATION

INTEREST RATE ASSUMPTIONS

The liability for future policy benefits associated with ordinary life insurance policies was determined using initial interest rate assumptions ranging from 5.5% to 7.8% and, when applicable, uniform grading over 10 years to an ultimate rate of 6.5%. Interest rate assumptions for weekly premium, monthly debit and term life insurance products generally fall within the same ranges as those pertaining to ordinary life insurance policies.

Credited interest rates for universal life-type products ranged from 3.0% to 9.0% in 2006 and 2005. The average credited interest rates for universal life-type products were 4.7% in 2006, 2005, and 2004. For annuity products, credited interest rates generally ranged from 3.0% to 7.4% in 2006, 3.0% to 6.4% in 2005, and 3.0% to 7.4% in 2004. The average credited interest rates for annuity products were 4.1% for 2006, 4.0% for 2005, and 4.3% for 2004.

MORTALITY AND WITHDRAWAL ASSUMPTIONS

Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life insurance policies are based on historical company experience and vary by issue age, type of coverage and policy duration.

ACCIDENT AND HEALTH AND DISABILITY INSURANCE LIABILITIES ACTIVITY

Activity in the liabilities for accident and health and disability benefits, including reserves for future policy benefits and unpaid claims and claim adjustment expenses was as follows:

                                             PERIOD FROM   PERIOD FROM
                                               APRIL 3      JANUARY 1           YEAR ENDED
                                               THROUGH       THROUGH           DECEMBER 31,
                                            DECEMBER 31,    APRIL 2,     -----------------------
                                                2006          2006          2005         2004
                                            ------------   -----------   ----------   ----------
Balance at beginning of period               $  939,745     $  929,307   $  846,643   $  507,238
Less reinsurance recoverables                   103,930         96,958       84,346       94,381
                                             ----------     ----------   ----------   ----------
Net balance at beginning of period              835,815        832,349      762,297      412,857
                                             ----------     ----------   ----------   ----------
Reinsurance transaction (See Note 9)                 --             --           --      253,348
Amount incurred:
   Current year                                 450,629        131,612      580,771      582,066
   Prior year                                     3,037          5,157       10,072      (22,452)
                                             ----------     ----------   ----------   ----------
                                                453,666        136,769      590,843      559,614
                                             ----------     ----------   ----------   ----------
Less amount paid:
   Current year                                 250,523         50,600      295,157      292,495
   Prior year                                   164,767         82,703      225,634      171,027
                                             ----------     ----------   ----------   ----------
                                                415,290        133,303      520,791      463,522
                                             ----------     ----------   ----------   ----------
Net balance at end of period                    874,191        835,815      832,349      762,297
Plus reinsurance recoverables                   101,912        103,930       96,958       84,346
                                             ----------     ----------   ----------   ----------
Balance at end of period                     $  976,103     $  939,745   $  929,307   $  846,643
                                             ==========     ==========   ==========   ==========
Balance at end of period included with:
   Total future policy benefits              $1,860,471     $1,850,780   $1,909,441   $1,822,837
   Less: Other future policy benefits           926,302        956,539    1,024,166    1,030,211
                                             ----------     ----------   ----------   ----------
      A&H future benefits                       934,169        894,241      885,275      792,626
                                             ----------     ----------   ----------   ----------
   Total policy and contract claims             166,288        167,573      176,282      194,330
   Less: Other policy and contract claims       124,354        122,069      132,250      140,313
                                             ----------     ----------   ----------   ----------
      A&H policy and contract claims             41,934         45,504       44,032       54,017
                                             ----------     ----------   ----------   ----------
      Total A&H reserves                     $  976,103     $  939,745   $  929,307   $  846,643
                                             ==========     ==========   ==========   ==========

The Company uses estimates for determining its liability for accident and health and disability benefits, which are based on historical claim payment patterns and attempt to provide for the inherent variability in claim patterns and severity. In 2006 and 2005, the amount incurred for accident and health and disability benefits related to prior years was negatively impacted by claims termination experience in the Company's long-term disability business.

SOP 03-1 POLICY LIABILITIES

At December 31, 2006 and 2005, the amount of SOP 03-1 policy liabilities included in other policy liabilities on the consolidated balance sheets were $2,894 and $1,397, respectively.

7. STATUTORY FINANCIAL INFORMATION

The Company prepares financial statements on the basis of SAP prescribed or permitted by the Nebraska Department of Insurance for JPFIC, and the New Jersey Department of Banking and Insurance for JPLA. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The Company does not utilize any permitted practices in the preparation of the statutory financial statements.

The principal differences between SAP and GAAP are (1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP,
(2) the value of business acquired is not capitalized under SAP, but is under GAAP, (3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, (4) the classification and carrying amounts of investments in certain securities are different, (5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, (6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, and (7) certain assets are not admitted for purposes of determining surplus under SAP.

Reported capital and surplus on a statutory basis at December 31, 2006 and 2005 was $1,140,379 and $1,220,460. Reported statutory net income for the years ended December 31, 2006, 2005 and 2004 was $262,015, $290,812 and $200,856.

Prior to its acquisition, Guarantee Life Insurance Company ("GLIC", which was subsequently merged into JPFIC) converted from a mutual form to a stock life company. In connection with that conversion, GLIC agreed to segregate certain assets to provide for dividends on participating policies using dividend scales in effect at the time of the conversion, providing that the experience underlying such scales continued. The assets allocated to the participating policies, including revenue there from, will accrue solely to the benefit of those policies. The assets and liabilities relating to these participating policies amounted to $320,223 and $327,382 at December 31, 2006 and $321,193 and $332,819 at December 31, 2005. The excess of liabilities over the assets represents the total estimated future earnings expected to emerge from these participating policies.

Risk-Based Capital ("RBC") requirements promulgated by the NAIC require life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk and general business risk. The NAIC and the Life and Health Actuarial Task Force recently approved statutory reserving practices under Actuarial Guideline 38 (referred to as AXXX or the Guideline) that will require the Company, and other companies, to record higher AXXX reserves on new sales during a 21-month period beginning July 1, 2005, followed by a long-term change to reserving methods for these products. As of December 31, 2006, the Company and its subsidiary's adjusted capital and surplus exceeded their authorized control level RBC.

Some states require life insurers to maintain a certain value of securities on deposit with the state in order to conduct business in that state. The Company had securities totaling $17,290 and $17,960 on deposit with various states in 2006 and 2005, which are reported in debt securities within the Company's consolidated balance sheets.

The General Statutes of Nebraska require JPFIC to maintain minimum capital of $1,000 and minimum surplus of $1,500 over and above capital. Additionally, the General Statutes of Nebraska limit the amount of dividends that JPFIC may pay annually without first obtaining regulatory approval. Generally, the limitations are based on a combination of statutory net gain from operations for the preceding year, 10% of statutory surplus at the end of the preceding year, and dividends and distributions made within the preceding twelve months. Depending on the timing of the payment, JPFIC could pay $288,378 in dividends in 2007 without prior approval of the Nebraska Commissioner of Insurance.

The New Jersey Statutes require JPLA to maintain minimum capital of $1,530 and minimum unassigned surplus of $6,120. Additionally, the New Jersey Statutes limit the amount of dividends that JPLA may pay annually without first obtaining regulatory approval. Payments of dividends to the stockholder generally are restricted to the greater of 10% of policyholders' surplus of the previous year or the previous year's net income. Depending on the timing of payments, approximately $6,619 in dividends can be paid by JPLA in 2007 without prior approval of the New Jersey Commissioner of Banking and Insurance.

8. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                      PERIOD FROM        PERIOD FROM
                    APRIL 3 THROUGH       JANUARY 1      YEAR ENDED DECEMBER 31,
                     DECEMBER 31,     THROUGH APRIL 2,   -----------------------
                         2006               2006            2005         2004
                    ---------------   ----------------   ----------   ----------
Current                 $ 87,787           $44,558        $113,282     $ 27,701
Deferred                  31,121            (2,531)         38,590       96,059
                        --------           -------        --------     --------
Total tax expense       $118,908           $42,027        $151,872     $123,760
                        ========           =======        ========     ========

The effective tax rate on pre-tax income from continuing operations differs from the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                         PERIOD FROM        PERIOD FROM
                                       APRIL 3 THROUGH       JANUARY 1            DECEMBER 31,
                                        DECEMBER 31,     THROUGH APRIL 2,   -----------------------
                                            2006               2006            2005         2004
                                       ---------------   ----------------   ----------   ----------
Tax rate of 35% times pre-tax income      $118,779            $37,337        $154,467     $130,104
Effect of:
   Tax-preferred investment income            (761)              (642)         (2,570)      (1,855)
   Tax credits                                 (80)                --            (323)        (452)
   Release of prior year overaccrual            --                 --              --       (4,235)
   IRS audit adjustments                       767              5,326             126           --
   Other items                                 203                  6             172          198
                                          --------            -------        --------     --------
      Provision for income taxes          $118,908            $42,027        $151,872     $123,760
                                          ========            =======        ========     ========
      Effective tax rate                      35.0%              39.4%           34.4%        33.3%
                                          ========            =======        ========     ========

The Federal income tax asset (liability) is as follows:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                         ---------------------
                                                            2006       2005
                                                         ---------   ---------
Current                                                  $   7,906   $   7,874
Deferred                                                  (284,226)   (213,007)
                                                         ---------   ---------
Total federal income tax liability                       $(276,320)  $(205,133)
                                                         =========   =========

Significant components of JPFIC's deferred tax assets and liabilities are as follows:

                                                            DECEMBER 31,
                                                       ---------------------
                                                          2006        2005
                                                       ---------   ---------
Deferred income tax assets:
   Insurance and investment contract liabilities       $  23,759   $ 130,860
   Deferral of policy acquisition costs                   85,109          --
   Investments                                                --       6,071
   Deferred compensation                                  21,862      21,862
   Capital loss carryforward                               1,611       1,393
   Deferred gain recognition for income tax purposes         399         189
   Unearned investment revenue                             2,381       2,457
   Other deferred tax assets                               6,688       6,943
                                                       ---------   ---------
Total deferred tax assets                                141,809     169,775
Deferred income tax liabilities:
   Deferral of policy acquisition costs                       --    (150,134)
   Present value in force                               (343,411)   (176,878)
   Net unrealized gains on securities                    (31,047)    (41,075)
   Investments                                           (17,463)         --
   Property, plant, and equipment                        (28,597)    (10,971)
   Obligation for postretirement benefits                 (4,065)     (3,659)
   Other deferred tax liabilities                         (1,452)        (65)
                                                       ---------   ---------
Total deferred tax liabilities                          (426,035)   (382,782)
                                                       ---------   ---------
Net deferred income tax liabilities                    $(284,226)  $(213,007)
                                                       =========   =========

Prior to April 3, 2006, the Company and its affiliates were part of a consolidated Federal income tax filing with Jefferson-Pilot. Effective April 3, 2006, as a result of the merger with LNC, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead, the Company will file a separate federal income tax return with its wholly-owned subsidiary, JPLA. Cash paid for income taxes in 2006, 2005, and 2004 was $116.3 million, $136.2 million, and $24.9 million, respectively.

JPFIC is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, JPFIC concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 or 2005.

The JPFIC consolidated return group is subject to annual examinations from the Internal Revenue Service ("IRS"). The IRS has examined tax years 2000-2003, with assessments resulting in a payment that was not material to the consolidated results of operations. Jefferson-Pilot and its affiliates are currently under examination by the IRS for years 2004 and 2005. JPFIC does not anticipate that any adjustments, which might result from such audits, would be material to JPFIC's consolidated results of operations or financial condition.

9. RETIREMENT BENEFIT PLANS

PENSIONS

The Company's employees participate in the Parent's tax-qualified and nonqualified defined benefit pension plans, which provide benefits based on years of service and final average earnings. The tax-qualified plan is funded through group annuity contracts issued by the Company. The assets of the tax-qualified plan are those of the related contracts, and are primarily held in the separate accounts of the Company. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Parent. Pension expense for all years presented was not significant.

OTHER POSTRETIREMENT BENEFITS

The Parent sponsors contributory health care and life insurance benefit plans for eligible retired employees, qualifying retired agents and certain surviving spouses. The Company contributes to a welfare benefit trust from which future benefits will be paid. The Company accrues the cost of providing postretirement benefits other than pensions during the employees' active service period. Plan expense for all years presented was not significant.

In accordance with FSP 106-2 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," the Company re-measured its plan assets and Accumulated Postretirement Benefit Obligation (APBO) as of July 1, 2004 to account for the subsidy and other effects of the Act, which resulted in an immaterial reduction in postretirement benefit cost. The reduction in the APBO for the subsidy related to past service was insignificant.

DEFINED CONTRIBUTION PLANS

The Company participates in the Parent's defined contribution retirement plan covering most employees and full time agents. The Company matches a portion of participant contributions and makes profit sharing contributions to a fund that acquires and holds shares of the Parent's common stock. Most plan assets are invested under a group variable annuity contract issued by Jefferson-Pilot Life Insurance Company. Plan expense for all years presented was not significant.

10. REINSURANCE

The Company attempts to reduce its exposure to significant individual claims by reinsuring portions of certain individual life insurance policies and annuity contracts written. The Company reinsures a portion of individual life insurance risks in excess of its retention, which ranges from $400 to $2,100 for various individual life and annuity products. The Company also attempts to reduce exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of accident and health insurance risks underwritten.

The Company reinsures certain insurance business written prior to 1995 with affiliates of Household International, Inc. (Household) on a coinsurance basis. Balances are settled monthly, and the reinsurers compensate the Company for administrative services related to the reinsured business. The amount due from reinsurers in the consolidated balance sheets includes $647,783 and $783,708 due from the Household affiliates at December 31, 2006 and 2005.

Assets related to the Household reinsured business have been placed in irrevocable trusts formed to hold the assets for the benefit of the Company and are subject to investment guidelines which identify (1) the types and quality standards of securities in which new investments are permitted, (2) prohibited new investments, (3) individual credit exposure limits and (4) portfolio characteristics. Household has unconditionally and irrevocably guaranteed, as primary obligor, full payment and performance by its affiliated reinsurers. The Company has the right to terminate the PPA and COLI reinsurance agreements by recapture of the related assets and liabilities if Household does not take a required action under the guarantee agreements within 90 days of a triggering event.

As of December 31, 2006 and 2005, the Company also had a reinsurance recoverable of $65,125 and $70,377 from a single reinsurer, pursuant to a 50% coinsurance agreement. The Company and the reinsurer are joint and equal owners in $159,226 and $193,047 of securities and short-term investments as of December 31, 2006 and 2005, 50% of which is included in investments in the consolidated balance sheets.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No credit losses have resulted from the Company's reinsurance activities for the periods April 3 through December 31, 2006, January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004.

The Company generally assumes portions of the life and accident and health risks underwritten by certain other insurers on a limited basis. In March 2004, the Company acquired (via a reinsurance transaction) substantially all of the in-force U.S. group life, disability and dental business of The Canada Life Assurance Company (Canada Life), an indirect subsidiary of Great-West Lifeco Inc. Upon closing, Canada Life ceded, and the Company assumed, approximately $400 million of policy liabilities. The Company also received assets, primarily comprised of cash, in support of those liabilities. The deferred policy acquisition costs recorded in the transaction are being amortized over 15 years, representing the expected premium-paying period of the blocks of policies acquired. An intangible asset of $25 million, attributable to the value of the distribution system acquired in the transaction, was recorded in other assets within the consolidated balance sheets and is being amortized over 30 years, representing the period over which the Company expects to earn premiums from new sales stemming from the added distribution capacity. The revenues and benefits and expenses associated with these blocks are presented in the Company's consolidated statements of income in a manner consistent with the Company's accounting policies. Most of the business assumed has subsequently been rewritten to the Company's own policy forms such that the Company is now the direct writer of this business.

The effects of reinsurance on premiums and other considerations, universal life and investment product charges and total benefits were as follows:

                                                            PERIOD FROM   PERIOD FROM
                                                              APRIL 3      JANUARY 1           YEAR ENDED
                                                              THROUGH       THROUGH           DECEMBER 31,
                                                           DECEMBER 31,     APRIL 2,    -----------------------
                                                               2006           2006         2005          2004
                                                           ------------   -----------   ----------   ----------
Premiums and other considerations direct                    $1,048,733      $349,123    $1,303,612   $1,089,822
Premiums and other considerations assumed                        7,640         3,601        13,231      163,538
Less premiums and other considerations ceded                    40,414        11,954        56,584       55,274
                                                            ----------      --------    ----------   ----------
Net premiums and other considerations                       $1,015,959      $340,770    $1,260,259   $1,198,086
                                                            ==========      ========    ==========   ==========
Universal life and investment product charges, direct       $  345,993      $115,678    $  483,710   $  474,563
Universal life and investment product charges assumed              115            13           259          209
Less universal life and investment product charges ceded        46,544        12,842        55,552       52,751
                                                            ----------      --------    ----------   ----------
Net universal life and investment product charges           $  299,564      $102,849    $  428,417   $  422,021
                                                            ==========      ========    ==========   ==========
Benefits direct                                             $1,179,064      $410,974    $1,875,527   $1,506,077
Benefits assumed                                               (20,759)       (2,145)     (224,520)     148,644
Less reinsurance recoveries                                     11,397        22,462       144,589      148,622
                                                            ----------      --------    ----------   ----------
Net benefits                                                $1,146,908      $386,367    $1,506,418   $1,506,099
                                                            ==========      ========    ==========   ==========

The negative benefits assumed amount in 2006 and 2005 is a result of lapses within the Canada Life block.

11. OTHER COMPREHENSIVE INCOME

The components of other comprehensive income, along with related tax effects, are as follows:

                                                                   UNREALIZED
                                                                 GAINS (LOSSES)     DERIVATIVE
                                                                 ON AVAILABLE-      FINANCIAL
                                                                    FOR-SALE       INSTRUMENTS
                                                                   SECURITIES     GAINS/(LOSSES)     TOTAL
                                                                 --------------   --------------   --------
BALANCE AT DECEMBER 31, 2003                                         $154,448         $  3,973     $158,421
Unrealized holding losses arising during period,
   net of $13,726 tax benefit                                         (25,493)              --      (25,493)
Change in fair value of derivatives, net of $982 tax benefit               --           (1,823)      (1,823)
Less: reclassification adjustment
   Losses realized in net income, net of $15,207 tax benefit          (28,244)              --      (28,244)
                                                                     --------         --------     --------
BALANCE AT DECEMBER 31, 2004                                          157,199            2,150      159,349
Unrealized holding losses arising during period,
   net of $47,282 tax benefit                                         (87,809)              --      (87,809)
Change in fair value of derivatives, net of $1,393 tax benefit             --           (2,589)      (2,589)
Less: reclassification adjustment
   Losses realized in net income, net of $3,947 tax benefit            (7,331)              --       (7,331)
                                                                     --------         --------     --------
BALANCE AT DECEMBER 31, 2005                                           76,721             (439)      76,282
Unrealized holding losses arising during period,
   net of $39,229 tax benefit                                         (72,854)         (72,854)
Change in fair value of derivatives, net of $592 tax benefit                            (1,099)      (1,099)
Less: reclassification adjustment
   Losses realized in net income, net of $1,265 tax benefit            (2,351)              --       (2,351)
                                                                     --------         --------     --------
BALANCE AT APRIL 2, 2006                                                6,218           (1,538)       4,680
Acquisition by Lincoln National Corporation:
   Purchase accounting elimination of AOCI                             (6,218)           1,538       (4,680)
                                                                     --------         --------     --------
BALANCE AT APRIL 3, 2006                                                   --               --           --
Unrealized holding losses arising during period,
   net of $23,325 taxes                                                43,318               --       43,318
Change in fair value of derivatives, net of $197 taxes                    356              356
Less: reclassification adjustment
   Gains realized in net income, net of $712 taxes                      1,323               --        1,323
                                                                     --------         --------     --------
BALANCE AT DECEMBER 31, 2006                                         $ 44,641         $    356     $ 44,997
                                                                     ========         ========     ========

12. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company has entered into service agreements with LNC and other subsidiaries of LNC for personnel and facilities usage, general management services and investment management services. The Company expensed, prior to deferrals, $195,318 from April 3 through December 31, 2006, $49,747 from January 1 through April 2, 2006, and $191,370 and $182,425 for the years ended December 31, 2005 and 2004, for general management and investment services provided by Jefferson-Pilot Life Insurance Company, of which $20,541 and $21,015 remained payable as of December 31, 2006 and 2005. The remainder of the payable to affiliates at year-end was due to other affiliates.

Included in the payable to affiliates is a $50,000 surplus note issued by the Company on September 24, 1994 that is held by HARCO Capital Corporation, an affiliate. The note bears interest at 9.76% and matures on September 30, 2024. The Company recognized interest expense of $3,660 from April 3 through December 31, 2006, $1,220 from January 1 through April 2, 2006, and $4,880 in 2005 and
2004. The Company has the right to repay the note on any March 31 or September 30 after September 30, 2005. The note calls for the Company to pay interest semiannually on March 31 and September 30. Any payment of interest or repayment of principal may be paid only if the Company has obtained the prior written approval of the Nebraska Department of

Insurance, has adequate earned surplus funds for such payment, and if such payment would not cause the Company to violate the statutory capital requirements as set forth in the General Statutes of Nebraska.

The Company owns no securities of the Parent or any affiliate of the Parent other than the following, reflected at the carrying amounts in the consolidated balance sheets as of December 31:

                                                   2006       2005
                                                 --------   --------
Lincoln JP Holdings L.P. Senior Promissory
   Notes due 2008, interest rate  of 4.6%        $107,507   $106,848
Lincoln Financial Media Senior Promissory
   Notes due 2006 through 2013,  interest
   rates ranging from 4.2% to 7.7%               $ 16,743   $ 22,940
Lincoln National Corporation Senior Promissory
   Notes due 2007, interest rate  of 5.25%       $  5,989   $     --

The Company recognized interest income totaling $4,806 from April 3 through December 31, 2006, $1,551 from January 1 through April 2, 2006, and $6,347 and $6,931 for the years ended December 31, 2005 and 2004, related to the preceding assets.

The Company has an agreement with its affiliate broker/dealer, Jefferson Pilot Variable Corporation (JPVC). The agreement calls for the Company to pay JPVC for sales of the Company's variable annuity and variable universal life contracts. The amount paid is based on sales during the period and contracts in force. The Company recorded expense of $21,425 from April 3 through December 31, 2006, $9,426 from January 1 through December 31, 2006, and $31,151 and $36,680 for the years ended December 31, 2005 and 2004, related to this agreement.

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and fair values of financial instruments as of December 31 are summarized as follows:

                                                          2006                     2005
                                               ------------------------   -----------------------
                                                 CARRYING       FAIR       CARRYING       FAIR
                                                   VALUE        VALUE        VALUE        VALUE
                                               -----------   ----------   ----------   ----------
FINANCIAL ASSETS
Debt securities available-for-sale             $9,613,191    $9,613,191   $9,046,904   $9,046,904
Debt securities held-to-maturity                       --            --      688,480      724,370
Equity securities available-for-sale               14,730        14,730       10,323       10,323
Mortgage loans on real estate                   1,397,198     1,421,562    1,526,925    1,599,264
Policy loans                                      577,264       629,109      574,808      624,895
Derivative financial instruments                   (1,297)       (1,297)      (1,083)      (1,083)

FINANCIAL LIABILITIES
Annuity contract liabilities in accumulation
   phase                                        1,850,915     1,826,295    2,037,294    2,010,853
Securities sold under repurchase agreements            --            --      150,792      150,792

The fair values of cash, cash equivalents, balances due on account from agents, reinsurers and others, and accounts payable approximate their carrying amounts in the Company's consolidated balance sheets due to their short-term maturity or availability. Assets and liabilities related to separate accounts are reported at fair value in the consolidated balance sheets.

The fair values of debt and equity securities and derivative financial instruments have been determined from nationally quoted market prices and by using values supplied by independent pricing services and discounted cash flow techniques.

The fair value of the mortgage loan portfolio has been estimated by discounting expected future cash flows using the interest rate currently offered for similar loans.

The fair value of policy loans outstanding for traditional life products has been estimated using a current risk-free interest rate applied to expected future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

Annuity contracts do not generally have defined maturities. Therefore, fair values of the liabilities under annuity contracts, the carrying amounts of which are included with policyholder contract deposits in the Company's consolidated balance sheets, are estimated to equal the cash surrender values of the contracts.

The fair value of the liability for securities sold under repurchase agreements approximates its carrying amount, which includes accrued interest.

14. COMMITMENTS AND CONTINGENT LIABILITIES

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt securities for its investment portfolio in private placement transactions. The fair value of outstanding commitments to fund mortgage loans and to acquire debt securities in private placement transactions, which are not reflected in the Company's consolidated balance sheets, approximated $32,659 and $13,050 as of December 31, 2006 and 2005, respectively.

The Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from one to seven years. Neither annual rent nor future rental commitments are significant.

In the normal course of business, the Company is involved in various lawsuits. Because of the considerable uncertainties that exist, the Company cannot predict the outcome of pending or future litigation. However, management believes that the resolution of pending legal proceedings will not have a material effect on the Company's financial position, liquidity, or results of operations.

15. SEGMENT INFORMATION

The Company's reporting segments reflect the current manner by which our chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. The Company provides its products and services in two operating businesses: (1) Individual Markets and (2) Employer Markets and report results through four business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through two segments, Retirement Products and Group Protection, formerly referred to as Benefit Partners. Through its Retirement Products segment, Employer Markets provides employer-sponsored variable and fixed annuities, mutual fund based programs in the 401 (k), 403 (b), and 457 marketplaces and corporate/bank owned life insurance. The Group Protection segment offers group non-medical insurance products, principally term life, disability and dental, to the employer marketplace through various forms of contributory and noncontributory plans. Most of the Company's contracts are sold to employers with fewer than 500 employees.

The Company also has "Other Operations", which includes the financial data for operations that are not directly related to the business segments and unallocated items (such as corporate investment income on assets not allocated to its business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Segment operating revenue and income (loss) from operations are internal measures used by the Company's management and Board of Directors to evaluate and assess the results of its segments. Operating revenue is GAAP revenue excluding realized gains and losses on investments. Income (loss) from operations is GAAP net income excluding net realized investment gains and losses. The Company's management and Board of Directors believe that operating revenue and income
(loss) from operations explain the results of its ongoing businesses in a manner that allows for a better understanding of the underlying trends in the Company's current businesses because net realized investment gains and losses are unpredictable and not necessarily indicative of current operating fundamentals or future performance of the business segments, and in many instances, decisions regarding these items do not necessarily relate to the operations of the individual segments. Operating revenue and income (loss) from operations do not replace revenues and net income as the GAAP measure of the Company's consolidated results of operations.

The following tables show financial data by segment:

                                           PERIOD FROM   PERIOD FROM
                                             APRIL 3      JANUARY 1           YEAR ENDED
                                             THROUGH       THROUGH           DECEMBER 31,
                                          DECEMBER 31,     APRIL 2,    -----------------------
                                              2006           2006         2005         2004
                                          ------------   -----------   ----------   ----------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
      Individual Annuities                 $  102,085      $ 34,975    $  152,604   $  163,996
      Life Insurance                          607,760       211,437       854,907      873,203
                                           ----------      --------    ----------   ----------
         Individual Markets Total             709,845       246,412     1,007,511    1,037,199
                                           ----------      --------    ----------   ----------
   Employer Markets:
      Retirement & Other                       65,873        23,374        93,117       93,932
      Group Protection                      1,023,726       342,086     1,268,892    1,190,342
                                           ----------      --------    ----------   ----------
         Employer Markets Total             1,089,599       365,460     1,362,009    1,284,274
                                           ----------      --------    ----------   ----------
Other Operations                               30,335         9,753        47,643       41,016
Net realized gain (loss) on investments           497        (3,086)       (6,266)     (37,337)
                                           ----------      --------    ----------   ----------
   Total                                   $1,830,276      $618,539    $2,410,897   $2,325,152
                                           ==========      ========    ==========   ==========
NET INCOME:
Segment Operating Income:
   Individual Markets:
      Individual Annuities                 $   12,388      $  4,673    $   21,508   $   18,806
      Life Insurance                           91,141        32,670       151,225      149,675
                                           ----------      --------    ----------   ----------
         Individual Markets Total             103,529        37,343       172,733      168,481
                                           ----------      --------    ----------   ----------
   Employer Markets:
      Retirement & Other                       10,945         3,741        15,400       14,541
      Group Protection                         95,787        23,912        83,727       65,593
                                           ----------      --------    ----------   ----------
         Employer Markets Total               106,732        27,653        99,127       80,134
                                           ----------      --------    ----------   ----------
Other Operations                                9,876         1,660        21,674       23,619
Cumulative Change                                  --                          --       (7,233)
Net realized gain (loss) on investments           323        (2,005)       (4,072)     (24,269)
                                           ----------      --------    ----------   ----------
NET INCOME                                 $  220,460      $ 64,651    $  289,462   $  240,732
                                           ==========      ========    ==========   ==========

                                                           DECEMBER 31
                                                   -------------------------
                                                       2006          2005
                                                   -----------   -----------
ASSETS:
   Individual Markets:
      Individual Life Insurance                    $ 9,305,892   $10,425,115
      Individual Annuities                           2,911,465     2,684,610
   Employer Markets:
      Retirement Products                            1,372,364     1,397,437
      Group Protection                               2,207,218     1,786,677
   Other Operations                                  1,708,782       495,473
                                                   -----------   -----------
      Total                                        $17,505,721   $16,789,312
                                                   ===========   ===========

16. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement. Total stock-based compensation expense allocated to the Company for the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 were $0 and $4,107 related to the various LNC stock incentive plans. The compensation cost is included in the general and administrative expenses, net of deferrals, line item on the Company's consolidated statements of income.

Outstanding options to acquire Jefferson-Pilot common stock that existed immediately prior to the date of the merger remain subject to the same terms and conditions that existed, except that each of these stock options is now exercisable for LNC common stock. Grants of Jefferson-Pilot stock options in February 2006 will generally continue to vest in one-third annual increments. All employee and director stock options outstanding as of December 31, 2005 vested and became exercisable upon closing the merger resulting in an expense of $2,379 on April 2, 2006.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Jefferson-Pilot Life Insurance Company and Subsidiary
As of December 31, 2006 and 2005 and For the Periods April 3 Through December 31, 2006 and January 1 Through April 2, 2006 and For the Years Ended December 31, 2005 and 2004

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                   AUDITED CONSOLIDATED FINANCIAL STATEMENTS

      AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE PERIODS APRIL 3 THROUGH DECEMBER 31, 2006 AND JANUARY 1 THROUGH APRIL 2, 2006 AND FOR THE YEARS ENDED
                           DECEMBER 31, 2005 AND 2004

CONTENTS

Report of Independent Registered Public Accounting Firm                      F-1
Audited Consolidated Financial Statements
   Consolidated Balance Sheets as of December 31, 2006 and 2005              F-2
Consolidated Statements of Income for the periods April 3 through
   December 31, 2006  and January 1 through April 2, 2006 and the years
   ended December 31, 2005 and 2004                                          F-4
Consolidated Statements of Stockholder's Equity for the periods April 3 through December 31, 2006 and  January 1 through April 2, 2006 and for
   the years ended December 31, 2005 and 2004                                F-5
Consolidated Statements of Cash Flows for the periods April 3 through
   December 31, 2006 and  January 1 through April 2, 2006 and for the
   years ended December 31, 2005 and 2004                                    F-6
Notes to Consolidated Financial Statements                                   F-7

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Jefferson-Pilot Life Insurance Company and Subsidiary

We have audited the consolidated balance sheets of Jefferson-Pilot Life Insurance Company and Subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson-Pilot Life Insurance Company and Subsidiary at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP

Greensboro, North Carolina
March 19, 2007

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                                    DECEMBER 31,
                                                                              -------------------------
                                                                                  2006          2005
                                                                              -----------   -----------
ASSETS
Investments:
   Debt securities available-for-sale, at fair value (amortized cost
      $13,115,270 and $11,163,632)                                            $13,243,588   $11,340,518
   Debt securities held-to-maturity, at amortized cost (fair value
      $0 and $1,378,716)                                                               --     1,325,157
   Equity securities available-for-sale, at fair value (cost $534 and $286)           549           427
   Mortgage loans on real estate                                                2,376,014     2,417,618
   Policy loans                                                                   279,686       258,362
   Real estate                                                                    165,871        81,261
   Other investments                                                              341,981       242,024
                                                                              -----------   -----------
Total investments                                                              16,407,689    15,665,367
Cash and cash equivalents                                                         359,425        41,392
Accrued investment income                                                         210,965       195,845
Due from reinsurers                                                               160,911       153,060
Deferred policy acquisition costs                                                 306,873     1,671,492
Value of business acquired                                                      1,363,401            --
Goodwill                                                                        1,358,027            --
Property and equipment, net of accumulated depreciation                           118,022        79,585
Cash surrender value of life insurance                                            147,884       140,730
Assets held in separate accounts                                                  510,411       491,697
Other assets                                                                      305,752       238,129
                                                                              -----------   -----------
Total assets                                                                  $21,249,360   $18,677,297
                                                                              ===========   ===========

See accompanying notes.

                                                                              DECEMBER 31,
                                                                       -------------------------
                                                                           2006          2005
                                                                       -----------   -----------
LIABILITIES
Policy liabilities:
   Future policy benefits                                              $ 1,231,397   $ 1,244,257
   Policyholder contract deposits                                       13,686,716    13,067,520
   Policy and contract claims                                               41,981        46,425
   Funding agreements                                                      300,000       300,000
   Other policy liabilities                                                560,144       773,986
                                                                       -----------   -----------
Total policy liabilities                                                15,820,238    15,432,188
Deferred income tax liabilities                                            302,722       183,773
Currently payable (recoverable) income tax                                     193        (2,786)
Securities sold under repurchase agreements                                     --       300,835
Accounts payable, accruals and other liabilities                           915,218       237,604
Liabilities related to separate accounts                                   510,411       491,697
                                                                       -----------   -----------
Total liabilities                                                       17,548,782    16,643,311
Commitments and contingent liabilities (see Note 14)
STOCKHOLDER'S EQUITY
   Common stock, par value $100 per share, 50,000 shares authorized,
      issued and outstanding                                                 5,000         5,000
   Paid in capital                                                       3,428,755        31,570
   Retained earnings                                                       195,927     1,894,678
   Accumulated other comprehensive income                                   70,896       102,738
                                                                       -----------   -----------
Total stockholder's equity                                               3,700,578     2,033,986
                                                                       -----------   -----------
Total liabilities and stockholder's equity                             $21,249,360   $18,677,297
                                                                       ===========   ===========

See accompanying notes.

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                                 (IN THOUSANDS)

                                                         PERIOD FROM   PERIOD FROM
                                                           APRIL 3      JANUARY 1           YEAR ENDED
                                                           THROUGH       THROUGH           DECEMBER 31,
                                                        DECEMBER 31,     APRIL 2,    -----------------------
                                                           2006            2006         2005         2004
                                                        ------------   -----------   ----------   ----------
REVENUE
Premiums and other considerations                        $   79,279      $ 25,426    $  102,926   $  105,084
Universal life and investment product charges               298,891        94,593       363,239      304,670
Net investment income                                       760,258       253,520       935,300      906,750
Realized investment losses                                   (4,446)       (4,046)       (4,529)     (12,218)
                                                         ----------      --------    ----------   ----------
Total revenues                                            1,133,982       369,493     1,396,936    1,304,286
BENEFITS AND EXPENSES
Insurance and annuity benefits                              671,705       228,655       826,230      782,345
Insurance commissions, net of deferrals                       8,139         1,844         9,230       15,422
General and administrative expenses, net of deferrals        24,845        16,705        17,597       27,519
Insurance taxes, licenses and fees                           26,020         8,496        29,607       29,730
Amortization of policy acquisition costs and value of
   business acquired                                        110,901        38,620       162,403      130,022
Interest expense                                                 28         1,121         3,173        1,413
                                                         ----------      --------    ----------   ----------
Total benefits and expenses                                 841,638       295,441     1,048,240      986,451
                                                         ----------      --------    ----------   ----------
Income before income taxes and cumulative effect of
   change in accounting principle                           292,344        74,052       348,696      317,835
INCOME TAXES:
   Current                                                    8,572        12,939        63,307      116,239
   Deferred                                                  85,645         1,833        48,565      (14,370)
                                                         ----------      --------    ----------   ----------
Total income taxes                                           94,217        14,772       111,872      101,869
                                                         ----------      --------    ----------   ----------
Income before cumulative effect of change in
   accounting principle                                     198,127        59,280       236,824      215,966
Cumulative effect of change in accounting for long
   duration contracts, net of taxes                              --            --            --       (9,356)
                                                         ----------      --------    ----------   ----------
Net income                                               $  198,127      $ 59,280    $  236,824   $  206,610
                                                         ==========      ========    ==========   ==========

See accompanying notes.

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                 (IN THOUSANDS)

                                                                                ACCUMULATED
                                                                                   OTHER           TOTAL
                                          COMMON      PAID IN      RETAINED    COMPREHENSIVE   STOCKHOLDER'S
                                           STOCK      CAPITAL      EARNINGS        INCOME          EQUITY
                                         --------   ----------   -----------   -------------   -------------
BALANCE, JANUARY 1, 2004                 $  5,000   $   30,567   $ 1,550,244     $ 243,943      $ 1,829,754
Net income                                     --           --       206,610            --          206,610
Change in fair value of derivative
   financial instruments, net of taxes         --           --            --        (1,426)          (1,426)
Unrealized gain on available-for-sale
   securities, net of taxes                    --           --            --         9,668            9,668
                                                                                                -----------
   Comprehensive income                        --           --            --            --          214,852
Dividends paid                                 --           --       (10,000)           --          (10,000)
                                         --------   ----------   -----------     ---------      -----------
BALANCE, DECEMBER 31, 2004                  5,000       30,567     1,746,854       252,185        2,034,606
                                         ========   ==========   ===========     =========      ===========
Net income                                     --           --       236,824            --          236,824
Parent company capital contribution
   for stock option expense                    --        1,003            --            --            1,003
Change in fair value of derivative
   financial instruments, net of taxes         --           --            --          (222)            (222)
Unrealized loss on available-for-sale
   securities, net of taxes                    --           --            --      (149,225)        (149,225)
                                                                                                -----------
   Comprehensive income                        --           --            --            --           88,380
Dividends paid                                 --           --       (89,000)           --          (89,000)
                                         --------   ----------   -----------     ---------      -----------
BALANCE, DECEMBER 31, 2005                  5,000       31,570     1,894,678       102,738        2,033,986
                                         ========   ==========   ===========     =========      ===========
Net income                                     --           --        59,280            --           59,280
Parent company capital contribution
   for stock option expense                    --        6,312            --            --            6,312
Change in fair value of derivative
   financial instruments, net of taxes         --           --            --         1,116            1,116
Unrealized loss on available-for-sale
   securities, net of taxes                    --           --            --      (165,416)        (165,416)
                                                                                                -----------
   Comprehensive loss                                                                               (98,708)
                                         --------   ----------   -----------     ---------      -----------
BALANCE, APRIL 2, 2006                      5,000       37,882     1,953,958       (61,562)       1,935,278
                                         ========   ==========   ===========     =========      ===========
Acquisition by Lincoln National
   Corporation:
Sale of stockholder's equity               (5,000)     (37,882)   (1,953,958)       61,562       (1,935,278)
Lincoln National Corporation
   purchase price                           5,000    3,424,337            --            --        3,429,337
                                         --------   ----------   -----------     ---------      -----------
BALANCE, APRIL 3, 2006                      5,000    3,424,337            --            --        3,429,337
                                         ========   ==========   ===========     =========      ===========
Net income                                     --           --       198,127            --          198,127
Parent company capital contribution
   for stock option expense                    --        4,418            --            --            4,418
Change in fair value of derivative
   financial instruments, net of taxes         --           --            --          (498)            (498)
Unrealized gain on available-for-sale
   securities, net of taxes                    --           --            --        61,522           61,522
Adjustment to initially apply SFAS 158         --           --            --         9,872            9,872
                                                                                                -----------
   Comprehensive income                        --           --            --            --          273,441
Dividends paid                                 --           --        (2,200)           --           (2,200)
                                         --------   ----------   -----------     ---------      -----------
BALANCE, DECEMBER 31, 2006               $  5,000   $3,428,755   $   195,927     $  70,896      $ 3,700,578
                                         ========   ==========   ===========     =========      ===========

See accompanying notes.

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                PERIOD FROM   PERIOD FROM
                                                                  APRIL 3      JANUARY 1            YEAR ENDED
                                                                  THROUGH       THROUGH            DECEMBER 31,
                                                               DECEMBER 31,     APRIL 2,    --------------------------
                                                                   2006           2006          2005          2004
                                                               ------------   -----------   -----------   ------------
OPERATING ACTIVITIES
Net income                                                      $   198,127    $  59,280    $   236,824   $    206,610
Adjustments to reconcile net income to net cash  provided by operating activities:
   Change in policy liabilities other than deposits                 105,528       44,278        124,430         88,040
   Credits to policyholder accounts, net                             24,786       11,987         19,287        124,462
   Deferral of policy acquisition costs and sales
      inducements, net of amortization                             (325,455)     (57,454)      (254,854)      (204,708)
   Change in receivables and asset accruals                         (34,537)       1,546        (59,379)        (7,712)
   Change in payables and expense accruals                          248,905       12,170         29,919          6,707
   Realized investment losses                                         4,446        4,046          4,529         12,218
   Depreciation and amortization (accretion)                         33,343        5,806         23,885         15,554
   Amortization (accretions) and additions to
      value of business acquired, net                                25,317           --             --             --
   Stock compensation                                                 4,418        6,312             --             --
   Other                                                            (61,290)     (53,438)       (33,997)       (52,507)
                                                                -----------    ---------    -----------   ------------
Net cash provided by operating activities                           223,588       34,533         90,644        188,664
                                                                -----------    ---------    -----------   ------------
INVESTING ACTIVITIES
Securities available-for-sale:
   Sales                                                            860,105       13,155        654,846        278,986
   Maturities, calls and redemptions                                444,018       79,191        685,550        890,400
   Purchases                                                     (1,886,375)    (312,008)    (2,339,164)    (2,602,618)
Securities held-to-maturity:
   Sales                                                                 --           --          2,524         19,252
   Maturities, calls and redemptions                                     --       81,971        250,224        239,750
   Purchases                                                             --       (8,570)          (127)            (5)
Repayments of mortgage loans                                        332,041       43,720        480,466        236,541
Mortgage loans originated                                          (247,888)     (30,025)      (693,507)      (321,250)
Increase in policy loans, net                                       (18,191)      (3,133)        (1,770)       (12,683)
Securities lending                                                  166,080           --             --             --
Other investing activities, net                                     (16,207)      (4,196)       (46,267)      (110,740)
                                                                -----------    ---------    -----------   ------------
Net cash used in investing activities                              (366,417)    (139,895)    (1,007,225)    (1,382,367)
                                                                -----------    ---------    -----------   ------------
FINANCING ACTIVITIES
Policyholder contract deposits                                    2,034,751      508,510      2,130,934      2,146,513
Withdrawals of policyholder contract deposits                    (1,593,526)    (411,286)    (1,373,497)    (1,025,468)
Funding agreements issuance                                              --           --        300,000             --
Net proceeds (payments) from securities sold
   under repurchase agreements                                       49,447      (19,472)       (16,905)        72,395
Cash dividends paid                                                  (2,200)          --        (89,000)       (10,000)
                                                                -----------    ---------    -----------   ------------
Net cash provided by financing activities                           488,472       77,752        951,532      1,183,440
                                                                -----------    ---------    -----------   ------------
Net increase (decrease) in cash and cash equivalents                345,643      (27,610)        34,951        (10,263)
Cash and cash equivalents, beginning                                 13,782       41,392          6,441         16,704
                                                                -----------    ---------    -----------   ------------
Cash and cash equivalents, ending                               $   359,425    $  13,782    $    41,392   $      6,441
                                                                ===========    =========    ===========   ============
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                                   $     1,211    $   1,304    $     8,028   $      2,806
                                                                ===========    =========    ===========   ============

See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                         (DOLLAR AMOUNTS IN THOUSANDS)
                               DECEMBER 31, 2006

1. NATURE OF OPERATIONS

Prior to April 3, 2006, Jefferson-Pilot Life Insurance Company (JP Life or the Company) was wholly-owned by Jefferson-Pilot Corporation (Jefferson-Pilot). JP Life and its subsidiary, Jefferson Standard Life Insurance Company (the subsidiary), collectively referred to as (the Company), are principally engaged in the sale of individual life insurance, annuity and investment products, and group non-medical products (primarily term life and disability). These products are marketed primarily through personal producing general agents throughout the United States.

On April 3, 2006, Lincoln National Corporation (LNC or the Parent) completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations" (SFAS 141) and JP Life became wholly-owned by LNC. On February 15, 2007, the North Carolina Department of Insurance approved the merger of the Company into Lincoln National Life Insurance Company (LNL), an Indiana domiciled affiliate. The effective date of the merger will be April 2, 2007. LNL is a subsidiary of LNC.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. As of April 3, 2006, the associated fair values of JP Life were "pushed down" to the Company's financial statements in accordance with push down accounting rules. LNC is in the process of finalizing its internal studies of the fair value of the net assets acquired including investments, value of business acquired (VOBA), intangible assets, and certain liabilities. As such, the preliminary fair values in the table below are subject to adjustment as additional information is obtained, which may result in adjustments to goodwill, which the Company does not expect to be material.

The fair value of JP Life's net assets assumed in the merger was $3.4 billion. Goodwill of $1.4 billion resulted from the excess of purchase price over the fair value of JP Life's net assets. The parent paid a premium over the fair value of JP Life's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

The following table summarizes the preliminary fair values of the net assets acquired as of the acquisition date along with the adjustments that were made to the Company's Balance Sheet to get to the fair value of net assets:

                                                    PRELIMINARY    FAIR VALUE
                                                    FAIR VALUE    ADJUSTMENTS
                                                                      (1)
                                                   ------------   -----------
Investments                                        $ 15,728,254   $   203,199
Due from reinsurers                                     159,155            --
Deferred policy acquisition costs                            --    (1,767,553)
Value of business acquired                            1,422,208     1,422,208
Goodwill                                              1,358,027     1,358,027
Other assets                                            739,114        67,110
Assets held in separate accounts                        500,016            --
Policy liabilities                                  (15,254,983)      329,285
Income tax liabilities                                 (161,413)      (76,646)
Accounts payable, accruals and other liabilities       (561,025)      (41,572)
Liabilities related to separate accounts               (500,016)           --
                                                   ------------   -----------
   Total net assets acquired                       $  3,429,337   $ 1,494,058
                                                   ============   ===========

(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                                              PRELIMINARY
                                               FAIR VALUE
                                              -----------
                       Individual Markets:
                          Life Insurance       $  795,829
                          Annuities               562,198
                                               ----------
                             Total Goodwill    $1,358,027
                                               ==========

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The Company also submits financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting principles (SAP) and are significantly different from financial statements prepared in accordance with GAAP. See Note 7.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements presented herein include the accounts of JP Life and Jefferson Standard Life Insurance Company. All material intercompany accounts and transactions have been eliminated.

An affiliated trust, Jefferson-Pilot Life Funding Trust I, is a variable interest entity (VIE). VIEs are defined by the Financial Accounting Standards Board's Interpretation (FIN) No. 46 (Revised), "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51", (FIN 46-R). The Company is not the primary beneficiary of this affiliated trust and does not have a controlling financial interest. Accordingly, under FIN 46-R, the accounts of this entity are not included in the Company's consolidated financial statements.

ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, asset valuation allowances, deferred policy acquisition costs, policy liabilities, unearned revenue, pension plan and the potential effects of resolving litigated matters.

DEBT AND EQUITY SECURITIES

Debt and equity securities are classified as either securities held-to-maturity, which are stated at amortized cost and consist of securities the Company has the positive intent and ability to hold to maturity, or securities available-for-sale, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired. Fair value is based on quoted market prices from observable market data, or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, the Company applies professional judgment and makes adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and investment income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments. Realized gains and losses on dispositions of securities are determined by the specific-identification method.

MORTGAGE AND POLICY LOANS

Mortgage loans on real estate are stated at the unpaid balances adjusted for amortization of premiums and discounts, and are net of estimated unrecoverable amounts. An allowance for unrecoverable amounts is provided for when a mortgage loan becomes impaired. Changes in the allowance are reported as realized investment gains (losses) within the consolidated statements of income. Mortgage loans are considered impaired when it becomes probable the Company will be unable to collect the total amounts due, including principal and interest, according to the contractual terms of the loan. Such an impairment is measured based upon the present value of expected cash flows discounted at the effective interest rate on both a loan-by-loan basis and by measuring aggregated loans with similar risk characteristics. Interest on mortgage loans is recorded until collection is deemed improbable. Policy loans are stated at their unpaid balances.

REAL ESTATE AND OTHER INVESTMENTS

Real estate acquired by foreclosure is stated at the lower of depreciated cost or fair value less estimated costs to sell. Real estate not acquired by foreclosure is stated at cost less accumulated depreciation. Real estate, primarily buildings, is depreciated principally by the straight-line method over estimated useful lives generally ranging from 30 to 40 years. Accumulated depreciation was $2,131 and $31,115 at December 31, 2006 and 2005. Other investments, which consist primarily of S&P 500 Index(R) options and affordable housing tax credit investments, are stated at equity, fair value or the lower of cost or market, as appropriate.

Cost of real estate is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Impaired real estate is written down to estimated fair value with the impairment loss being included in realized gains and losses. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivatives to help manage exposure to certain equity and interest rate risks. Statement of Financial Accounting Standard (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, (SFAS 133), requires companies to recognize all derivative instruments as either assets or liabilities in the balance sheet at fair value, which the Company classifies within its investments on its consolidated balance sheets. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company designates the hedging instrument, based upon the exposure being hedged, as a fair value hedge or cash flow hedge. The Company accounts for changes in fair values of derivatives that are not part of a hedge or do not qualify for hedge accounting through investment income during the period of the change. For derivatives that are designated and qualify as cash flow hedges, the effective portion of the gain or loss realized on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction impacts earnings. The remaining gain or loss on these derivative instruments is recognized in investment income during the period of the change. Effectiveness of the Company's hedge relationships is assessed and measured on a quarterly basis.

CASH AND CASH EQUIVALENTS

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

REINSURANCE BALANCES AND TRANSACTIONS

Reinsurance receivables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Costs related to obtaining new and renewal business, including commissions and incentive compensation, certain costs of underwriting and issuing policies, and certain agency office expenses, all of which vary with and are primarily related to the production of new and renewal business, are deferred.

The Company's traditional individual and group insurance products are long-duration contracts. Deferred policy acquisition costs related to these products are amortized over the expected premium paying periods using the same assumptions for anticipated premium revenue that are used to compute liabilities for future policy benefits. For fixed universal life and annuity products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts. Estimates of future gross profits are determined based upon assumptions for mortality, interest spreads, lapse rates, and policy fees earned.

Value of business acquired represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuity business acquired in business combinations, using the same assumptions used to value the related liabilities. Amortization of the value of business acquired occurs over the related contract periods, using current crediting rates to accrete interest and a constant amortization rate based on the present value of expected future profits for fixed universal life and annuity products.

Deferred policy acquisition costs and the value of business acquired for variable life and annuity products are amortized incorporating the assumptions listed above for fixed products, except for interest spreads. In calculating the estimated gross profits for these products, the Company utilizes a long-term total gross return on assets of 8.0%.

The carrying amounts of deferred policy acquisition costs and value of business acquired are adjusted for the effect of credit and non-credit related realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

At least annually, the assumptions used to estimate future gross profits in calculating the amortization of deferred policy acquisition costs are evaluated in relation to emerging experience. When actual experience varies from the assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs, referred to as unlockings, are reflected in amortization expense within the consolidated statements of income.

Deferred policy acquisition costs are periodically reviewed to determine that the unamortized portion does not exceed expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

GOODWILL

Goodwill (purchase price in excess of net assets acquired in a business combination) resulted from the merger with LNC on April 3, 2006 and will be regularly reviewed for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts would be written down using a combination of fair value and discounted cash flows. No impairments occurred during the year ending December 31, 2006.

SEPARATE ACCOUNTS

Separate account assets and liabilities represent variable annuity and variable universal life funds segregated for the benefit of the related policyholders who bear the investment risk of their account balances. The separate account assets and liabilities, which are equal, are recorded at fair value. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the consolidated statements of income. Fees charged on separate account policyholder account balances are included in universal life and investment product charges in the consolidated statements of income. The amounts of minimum guarantees or other similar benefits related to these policies are negligible.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and depreciated principally by the straight-line method over estimated useful lives of 30 to 50 years for buildings, approximately 10 years for other property and equipment and 3 to 5 years for computer hardware and software. Accumulated depreciation was $13,873 and $105,185 at December 31, 2006 and 2005. Property and equipment is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. In such cases, the cost basis of the property and equipment is reduced to fair value with the impairment loss being included in realized gains and losses.

DEFERRED SALES INDUCEMENTS

The Company has policies in force containing two primary types of sales inducements: 1) day-one bonuses on fixed annuities, which are in the form of either an increased interest rate for a stated period or an additional premium credit; and 2) persistency-related interest crediting bonuses. These bonuses are accrued over the period in which the policy must remain in force for the policyholder to qualify for the inducement. Capitalized sales inducements are amortized using the same methodology and assumptions used to amortize deferred policy acquisition costs. The unamortized balance of the Company's deferred sales inducement asset is reported in other assets within the consolidated balance sheets.

FUTURE POLICY BENEFITS AND OTHER POLICY LIABILITIES

Liabilities for future policy benefits on traditional life and disability insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and persistency. Estimates about future circumstances are based principally on historical experience and provide for possible adverse deviations.

Liabilities related to no-lapse guarantees (secondary guarantees) on universal life-type products are included in other policy liabilities within the consolidated balance sheets. These liabilities are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative profits recorded from purchase date for pre-merger issues and from contract inception for post merger issues through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest.

If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to deferred policy acquisition costs. The accounting for secondary guarantee benefits impacts, and is impacted by, estimated future gross profits used to calculate amortization of deferred policy acquisition costs, deferred sales inducements, and unearned revenue.

POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits consist of policy values that accrue to holders of universal life-type contracts and annuities other than portions carried in the separate account, discussed above. The liability is determined using the retrospective deposit method and is presented before deduction of potential surrender charges.

POLICY AND CONTRACT CLAIMS

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported, which are based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for claims and the associated claims adjustment expenses incurred through the balance sheet date.

FUNDING AGREEMENTS

Funding agreements consist of investment contracts, which back medium term notes sold by the Company through investment banks to commercial investors. Accrued interest on the funding agreements is classified within other policy liabilities on the Company's consolidated balance sheets.

RECOGNITION OF REVENUE

Premiums on traditional life insurance products are reported as revenue when received unless received in advance of the due date. Premiums on traditional accident and health, disability income and dental insurance are reported as earned over the contract period. A reserve is provided for the portion of premiums written which relates to unexpired coverage terms.

Revenue from universal life-type and annuity products includes charges for the cost of insurance, initiation and administration of the policy, and surrender of the policy. Revenue from these charges is recognized in the year assessed to the policyholder, except that any portion of an assessment that relates to services to be provided in future years is deferred as unearned revenue and is recognized as income over the period during which services are provided based upon estimates of future gross profits. The net of amounts deferred and amounts recognized is reflected in universal life and investment product charges in the consolidated statements of income. The effects of changes in estimates of future gross profits, referred to as unlockings, on unearned revenue are reflected in the consolidated statements of income within universal life and investment product charges in the period such revisions occur.

Dividend and investment income are recognized when earned.

RECOGNITION OF BENEFITS AND EXPENSES

Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, accident and health, disability income, and dental insurance products are recognized when incurred in a manner designed to match them with related premiums and to spread income recognition over expected policy lives (see preceding discussion of policy liabilities). For universal life-type and annuity products, benefits include interest credited to policyholders' accounts, which is recognized as it accrues.

STOCK BASED COMPENSATION

The Company and its subsidiary are included in LNC's consolidated incentive compensation plans. The Company expenses its portion of the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to paid-in capital in shareholder's equity.

INCOME TAXES

On April 3, 2006, the Company's ultimate parent company merged with and into a wholly owned acquisition subsidiary of LNC, a holding company with control over other insurance subsidiaries. As a result, LNC became the ultimate parent after completion of the merger. Prior to the merger, the Company's federal income tax return was consolidated with all companies, which were 80% or more owned by Jefferson-Pilot. Effective as of the merger date, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead the Company will file a separate federal income tax return. Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that the Company expects, more likely than not, will be realized.

NEW ACCOUNTING PRONOUNCEMENTS

THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first re-measurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential effects of SFAS 159 on its consolidated financial condition and results of operations.

CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's consolidated financial statements.

FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements"
(SFAS 157), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the effects of SFAS 157 on its financial condition and results of operations.

EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). The guidance requires the Company to recognize on the balance sheet the funded status of its defined benefit postretirement plans as either an asset or liability, depending on the plans' funded status, with changes in the funded status recognized through other comprehensive income. The funded status is measured as the difference between the fair value of the plan assets and the projected benefit obligation, for pension plans, or the accumulated postretirement benefit obligation for postretirement benefit plans. Prior service costs or credits and net gains or losses which are not recognized in current net periodic benefit cost, pursuant to SFAS No. 87, "Employers' Account for Pensions" or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," must be recognized in other comprehensive income, net of tax, in the period in which they occur. As these items are recognized in net periodic benefit cost, the amounts accumulated in other comprehensive income are adjusted. Under SFAS 158, disclosure requirements have also been expanded to separately provide information on the prior service costs or credits and net gains and losses recognized in other comprehensive income and their effects on net periodic benefit costs. The Company adopted the recognition and disclosure provisions of SFAS 158 as of December 31, 2006. The adoption of SFAS 158 resulted in an increase to accumulated other comprehensive income of $9,872.

ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (FIN
48). FIN 48 establishes criteria that an individual tax position must be met for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. The Company will adopt the provisions of FIN 48 on March 31, 2007 effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company's financial condition or results of operations.

ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" (SFAS
155), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" (DIG B40). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

The Company will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

SHARE-BASED PAYMENT

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" (SFAS 123). SFAS 123(R) requires recognition, at fair value, of all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, the Company adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. Adopting SFAS 123(R) did not have a material effect on the Company's results of operations.

Prior to January 1, 2006, the Company accounted for stock incentive awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and accordingly, recognized no compensation expense for stock option awards to employees when the option price was not less than the market value of the stock at the date of award.

See Note 16 for more information regarding stock-based compensation plans.

THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENTS AND ITS APPLICATION TO CERTAIN INVESTMENTS

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (FSP 115-1). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 - "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments" references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. The Company's existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where the Company does not have the intent to hold the securities until either maturity or recovery. The Company adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on the Company's consolidated financial condition or results of operations. See Note 3 for discussion of investment impairments and related disclosures.

ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position
(SOP) 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 addresses the accounting for Deferred Acquisition Costs (DAC) on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

The Company will adopt this new accounting guidance effective January 1, 2007. The adoption of this new guidance impacts the Company's assumptions for lapsation used in the amortization of DAC and Value of Business Acquired
(VOBA). The Company estimates that its adoption will result in an immaterial adjustment to DAC and VOBA balances upon adoption and an immaterial increase to amortization in 2007. The Company's preliminary estimates are based upon its interpretation of SOP 05-1 and the proposed implementation guidance. The Company continues to analyze the impact on DAC and VOBA amortization and is currently evaluating the effect of a Technical Practice Aide (TPA) issued in February 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ significantly from the Company's preliminary estimates as the issuance of new implementation guidance and evolving industry practice may affect its interpretation and implementation.

3. INVESTMENTS

SUMMARY COST AND FAIR VALUE INFORMATION

Aggregate cost or amortized cost, aggregate fair value and gross unrealized gains and losses of debt and equity securities are as follows:

                                                                          DECEMBER 31, 2006
                                                       ---------------------------------------------------
                                                         COST OR       GROSS         GROSS
                                                        AMORTIZED    UNREALIZED   UNREALIZED       FAIR
                                                           COST         GAINS      (LOSSES)       VALUE
                                                       -----------   ----------   ----------   -----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. Government agencies                            $    18,351    $     15     $    (30)   $    18,336
Federal agency issued mortgage-backed securities
   (including collateralized mortgage obligations)         754,025       5,475         (620)       758,880
Obligations of states and political subdivisions            41,314         478           (7)        41,785
Corporate obligations                                   11,712,212     144,810      (29,434)    11,827,588
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)         485,516       8,054         (421)       493,149
Affiliate bonds                                            103,852          --           (2)       103,850
                                                       -----------    --------     --------    -----------
Subtotal, debt securities                               13,115,270     158,832      (30,514)    13,243,588
Equity securities                                              534          16           (1)           549
                                                       -----------    --------     --------    -----------
Securities available-for-sale                          $13,115,804    $158,848     $(30,515)   $13,244,137
                                                       ===========    ========     ========    ===========

                                                                          DECEMBER 31, 2005
                                                       ----------------------------------------------------
                                                         COST OR        GROSS         GROSS
                                                        AMORTIZED     UNREALIZED   UNREALIZED
                                                           COST         GAINS       (LOSSES)     FAIR VALUE
                                                       -----------   -----------   ----------   -----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. Government agencies                            $   137,433     $  3,109     $    (187)  $   140,355
Federal agency issued mortgage-backed securities
   (including collateralized mortgage obligations)         664,964       17,347        (5,906)      676,405
Obligations of states and political subdivisions            42,232        3,485           (88)       45,629
Corporate obligations                                    9,752,029      280,720      (116,716)    9,916,033
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)         474,873        3,068        (6,959)      470,982
Affiliate bonds                                             92,000           --          (982)       91,018
Redeemable preferred stocks                                    101           --            (5)           96
                                                       -----------     --------     ---------   -----------
Subtotal, debt securities                               11,163,632      307,729      (130,843)   11,340,518
Equity securities                                              286          141            --           427
                                                       -----------     --------     ---------   -----------
Securities available-for-sale                          $11,163,918     $307,870     $(130,843)  $11,340,945
                                                       ===========     ========     =========   ===========
HELD-TO-MATURITY, CARRIED AT AMORTIZED COST
Obligations of states and political subdivisions       $     1,001     $     59    $       --   $     1,060
Corporate obligations                                    1,307,910       62,891        (8,949)    1,361,852
Affiliate bonds                                             16,246           98          (540)       15,804
                                                       -----------     --------     ---------   -----------
Debt securities held-to-maturity                       $ 1,325,157     $ 63,048     $  (9,489)  $ 1,378,716
                                                       ===========     ========     =========   ===========

At December 31, 2006, affiliate bonds included in securities available-for-sale consist of securities issued by LNC and Lincoln Financial Media Company. At December 31, 2005, affiliate bonds included in securities available-for-sale consist of securities issued by LNC and affiliate bonds included in securities held-to-maturity consist of securities issued by Lincoln Financial Media Company. See further discussion in Note 12.

CONTRACTUAL MATURITIES

Aggregate amortized cost and aggregate fair value of debt securities at December 31, 2006, according to maturity date, were as indicated below. Contractual maturity dates were utilized for all securities except for mortgage-backed securities which are based upon estimated maturity dates. Actual future maturities may differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due to the Company, with or without penalty.

                                                AVAILABLE-FOR-SALE
                                            -------------------------
                                             AMORTIZED        FAIR
                                                COST         VALUE
                                            -----------   -----------
Due in one year or less                     $   397,476   $   397,250
Due after one year through five years         2,725,267     2,738,543
Due after five years through ten years        5,626,007     5,674,666
Due after ten years                           3,126,980     3,181,100
Amounts not due at a single maturity date     1,239,540     1,252,029
                                            -----------   -----------
                                            $13,115,270   $13,243,588
                                            ===========   ===========

SECURITIES LENDING

In its securities lending program, the Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. The market value of securities loaned and collateral received amounted to $159,351 and $166,080 at December 31, 2006, and $152,195 and $156,231 at December 31, 2005.

CHANGES IN NET UNREALIZED GAINS ON SECURITIES

Changes in amounts affecting net unrealized gains included in other comprehensive income, reduced by deferred income taxes, were as follows:

                                                                        NET UNREALIZED GAINS (LOSSES)
                                                                   ------------------------------------
                                                                      DEBT        EQUITY
                                                                   SECURITIES   SECURITIES      TOTAL
                                                                   ----------   ----------   ----------
Net unrealized gains on securities available-for-sale as of
   December 31, 2003                                                $ 243,204      $ 32       $ 243,236
Change during year ended December 31, 2004:
   Increase in stated amount of securities                             15,663        52          15,715
   Decrease in deferred policy acquisition costs                         (841)       --            (841)
   Increase in deferred income tax liabilities                         (5,188)      (18)         (5,206)
                                                                    ---------      ----       ---------
Increase in net unrealized gains included in other
   comprehensive income                                                 9,634        34           9,668
                                                                    ---------      ----       ---------
Net unrealized gains on securities available-for-sale as of
   December 31, 2004                                                  252,838        66         252,904
Change during year ended December 31, 2005:
   (Decrease) increase in stated amount of securities                (287,631)       30        (287,601)
   Increase in deferred policy acquisition costs                       58,024        --          58,024
   Decrease (increase) in deferred income tax liabilities              80,362       (10)         80,352
                                                                    ---------      ----       ---------
(Decrease) increase in net unrealized gains included in other
   comprehensive income                                              (149,245)       20        (149,225)
                                                                    ---------      ----       ---------
Net unrealized gains on securities available-for-sale as of
   December 31, 2005                                                  103,593        86         103,679
Change during period January 1 through April 2, 2006:
   (Decrease) increase in stated amount of securities                (294,722)       19        (294,703)
   Increase in deferred policy acquisition costs and value
      of business acquired                                             40,218        --          40,218
   Decrease (increase) in deferred income tax liabilities              89,076        (7)         89,069
                                                                    ---------      ----       ---------
(Decrease) increase in net unrealized gains included in other
   comprehensive income                                              (165,428)       12        (165,416)
                                                                    ---------      ----       ---------
Net unrealized gains (losses) on securities
   available-for-sale as of April 2, 2006                           $ (61,835)     $ 98       $ (61,737)
                                                                    =========      ====       =========

                                                                   NET UNREALIZED GAINS (LOSSES)
                                                                ----------------------------------
                                                                   DEBT        EQUITY
                                                                SECURITIES   SECURITIES     TOTAL
                                                                ----------   ----------   --------
Net unrealized gains (losses) on securities
   available-for-sale as of April 2, 2006                        $(61,835)      $ 98      $(61,737)
Sale of stockholder's equity                                       61,835        (98)       61,737
                                                                 --------       ----      --------
Net unrealized gains on securities available-for-sale as of
   April 3, 2006                                                       --         --            --
Change during period April 3 through December 31, 2006:
   Increase in stated amount of securities                        128,318         15       128,333
   Decrease in deferred policy acquisition costs and value of
      business acquired                                           (32,337)        --       (32,337)
   Increase in deferred income tax liabilities                    (34,469)        (5)      (34,474)
                                                                 --------       ----      --------
Increase in net unrealized gains included in other
   comprehensive income                                            61,512         10        61,522
                                                                 --------       ----      --------
Net unrealized gains on securities available-for-sale as of
   December 31, 2006                                             $ 61,512       $ 10      $ 61,522
                                                                 ========       ====      ========

NET INVESTMENT INCOME

The details of net investment income follow:

                                          PERIOD FROM   PERIOD FROM
                                            APRIL 3      JANUARY 1         YEAR ENDED
                                            THROUGH       THROUGH         DECEMBER 31,
                                         DECEMBER 31,     APRIL 2,    --------------------
                                             2006           2006        2005        2004
                                         ------------   -----------   --------   ---------
Interest on debt securities                $579,054       $185,283    $737,935    $705,123
Investment income on equity securities           25             --          25          19
Interest on mortgage loans                  122,775         41,105     160,567     160,083
Interest on policy loans                     12,723          4,013      16,676      16,437
Other investment income                      79,406         28,570      44,437      45,201
                                           --------       --------    --------    --------
Gross investment income                     793,983        259,971     959,640     926,863
Investment expenses                         (33,725)        (5,451)    (24,340)    (20,113)
                                           --------       --------    --------    --------
Net investment income                      $760,258       $253,520    $935,300    $906,750
                                           ========       ========    ========    ========

Investment expenses include salaries, expenses of maintaining and operating investment real estate, real estate depreciation and other allocated costs of investment management and administration.

REALIZED GAINS AND LOSSES

The details of realized investment gains (losses), including other-than-temporary impairments, follow:

                                                      PERIOD FROM   PERIOD FROM
                                                        APRIL 3      JANUARY 1        YEAR ENDED
                                                        THROUGH       THROUGH        DECEMBER 31,
                                                     DECEMBER 31,     APRIL 2,    ------------------
                                                         2006           2006        2005      2004
                                                     ------------   -----------   -------   --------
Debt securities                                         $ 1,946       $(3,721)    $(9,454)  $(17,182)
Other                                                    (1,633)         (679)      5,275      6,407
Amortization of deferred policy acquisition costs,
   value of business acquired and deferred
   sales inducements                                     (4,759)          354        (350)    (1,443)
                                                        -------       -------     -------   --------
Realized investment losses                              $(4,446)      $(4,046)    $(4,529)  $(12,218)
                                                        =======       =======     =======   ========

See Note 5 for discussion of amortization of deferred policy acquisition costs, value of business acquired and deferred sales inducements.

Information about total gross realized gains and losses on debt securities, including other-than- temporary impairments, follows:

                                                    PERIOD FROM   PERIOD FROM
                                                      APRIL 3      JANUARY 1         YEAR ENDED
                                                      THROUGH       THROUGH          DECEMBER 31,
                                                   DECEMBER 31,     APRIL 2,    -------------------
                                                       2006           2006        2005       2004
                                                   ------------   -----------   --------   --------
Gross realized:
   Gains                                              $ 9,598       $   246     $ 13,424   $ 26,997
   Losses                                              (7,652)       (3,967)     (22,878)   (44,179)
                                                      -------       -------     --------   --------
Realized gains (losses) on total debt securities      $ 1,946       $(3,721)    $ (9,454)  $(17,182)
                                                      =======       =======     ========   ========

Information about gross realized gains and losses on available-for-sale securities, including other-than-temporary impairments, follows:

                                                    PERIOD FROM   PERIOD FROM
                                                      APRIL 3      JANUARY 1         YEAR ENDED
                                                      THROUGH       THROUGH         DECEMBER 31,
                                                   DECEMBER 31,     APRIL 2,    -------------------
                                                       2006           2006        2005       2004
                                                   ------------   -----------   --------   --------
Gross realized:
   Gains                                              $ 9,598       $   212     $  9,744   $ 24,211
   Losses                                              (7,652)       (3,933)     (22,623)   (40,712)
                                                      -------       -------     --------   --------
Realized losses on available-for-sale securities      $ 1,946       $(3,721)    $(12,879)  $(16,501)
                                                      =======       =======     ========   ========

INVESTMENT CONCENTRATION, RISK, AND IMPAIRMENT

Investments in debt and equity securities include 980 issuers. Debt securities include investments in Jefferson-Pilot of $92,000 as of December 31, 2006 and 2005. No other corporate issuer represents more than 1% of investments. Debt securities considered less than investment grade approximated 5% of the total debt securities portfolio as of December 31, 2006 and 2005.

The Company uses repurchase agreements to meet various cash requirements. At December 31, 2006 and 2005, the amounts held in debt securities available-for-sale pledged as collateral for these borrowings were $341,429 and $311,054.

As of December 31, 2006, the Company's commercial mortgage loan portfolio was comprised of conventional real estate mortgages collateralized primarily by retail (31%), office (26%), industrial (21%), apartment (10%), hotel (11%), and other (1%) properties. Mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and loan-to-value relationships. Approximately 30% of stated mortgage loan balances as of December 31, 2006 are for properties located in South Atlantic states, approximately 24% are for properties located in Pacific states, approximately 10% are for properties located in West South Central states and approximately 12% are for properties located in the Mountain states. No other geographic region represents as much as 10% of December 31, 2006 mortgage loans.

At December 31, 2006 and 2005, the recorded investment in mortgage loans that were considered to be impaired was $597 and $2,313. There was one delinquent loan outstanding as of December 31, 2006 and none outstanding as of December 31, 2005. The related allowance for credit losses on all mortgage loans was $610 and $9,563 at December 31, 2006 and 2005. The average recorded investment in impaired loans was $599 from April 3 through December 31, 2006, $2,282 from January 1 through April 2, 2006, and $4,379 and $31,602 during the years ended December 31, 2005 and 2004, on which interest income of $0 from April 3 through

December 31, 2006, $73 from January 1 through April 2, 2006, and $198 and $223 during the years ended December 31, 2005 and 2004, was recognized.

During 2005 and 2004 the Company sold certain securities that had been classified as held-to-maturity, due to significant declines in credit worthiness. The net amortized costs of sold securities were $891 and $12,090 for 2005 and 2004. The realized gains on the sales of these securities, some of which were previously impaired, were $0 and $416 for 2005 and 2004.

The Company monitors its portfolio closely to ensure that all other-than-temporary impairments are identified and recognized in earnings as they occur. The tables below summarize unrealized losses on all securities held by both asset class and length of time that a security has been in an unrealized loss position:

                                                                       DECEMBER 31, 2006
                                           -----------------------------------------------------------------------
                                             LESS THAN 12 MONTHS     12 MONTHS OR LONGER            TOTAL
                                           -----------------------   -------------------   -----------------------
                                                           GROSS                 GROSS                     GROSS
                                              FAIR      UNREALIZED    FAIR    UNREALIZED                UNREALIZED
                                              VALUE       LOSSES      VALUE      LOSSES     FAIR VALUE     LOSSES
                                           ----------   ----------   ------   ----------   ----------   ----------
U.S. Treasury obligations and direct
   obligations of U.S. government
   agencies                                $   15,666    $    (30)     $--        $--       $   15,666    $    (30)
Federal agency issued mortgage-backed
   securities (including collateralized
   mortgage obligations)                      145,044        (620)      --         --          145,044        (620)
Obligations of state and political
   subdivisions                                 4,023          (7)      --         --            4,023          (7)
Corporate obligations                       2,481,092     (29,434)      --         --        2,481,092     (29,434)
Corporate private-labeled
   mortgage-backed securities (including
   collateralized mortgage obligations)        40,840        (421)      --         --           40,840        (421)
Affiliated bonds                                4,167          (2)      --         --            4,167          (2)
Equity securities                                  83          (1)      --         --               83          (1)
                                           ----------    --------      ---        ---       ----------    --------
Total temporarily impaired securities      $2,690,915    $(30,515)     $--        $--       $2,690,915    $(30,515)
                                           ==========    ========      ===        ===       ==========    ========

                                                                          DECEMBER 31, 2005
                                             ---------------------------------------------------------------------------
                                               LESS THAN 12 MONTHS       12 MONTHS OR LONGER              TOTAL
                                             -----------------------   -----------------------   -----------------------
                                                             GROSS                     GROSS                    GROSS
                                                FAIR      UNREALIZED      FAIR      UNREALIZED      FAIR      UNREALIZED
                                                VALUE       LOSSES       VALUE        LOSSES        VALUE       LOSSES
                                             ----------   ----------   ----------   ----------   ----------   ----------
U.S. Treasury obligations and direct
   obligations of U.S. government agencies   $   15,276    $   (187)   $       --    $     --    $   15,276    $    (187)
Federal agency issued mortgage-backed
   securities (including collateralized
   mortgage obligations)                         97,310      (1,502)      120,255      (4,404)      217,565       (5,906)
Obligations of state and political
   subdivisions                                   4,964         (60)        1,404         (28)        6,368          (88)
Corporate obligations                         4,716,660     (87,389)      948,837     (38,276)    5,665,497     (125,665)
Corporate private-labeled
   mortgage-backed securities (including
   collateralized mortgage obligations)         345,748      (6,457)       12,782        (502)      358,530       (6,959)
Redeemable preferred stock                           --          --            96          (5)           96           (5)
Affiliated bonds                                 91,018        (982)       12,595        (540)      103,613       (1,522)
                                             ----------    --------    ----------    --------    ----------    ---------
Total temporarily impaired securities        $5,270,976    $(96,577)   $1,095,969    $(43,755)   $6,366,945    $(140,332)
                                             ==========    ========    ==========    ========    ==========    =========

One statistic to which the Company pays particular attention with respect to debt securities is the fair value to amortized cost ratio. Securities with a fair value to amortized cost ratio in the 90%-99% range are typically securities that have been impacted by increases in market interest rates or sector spreads. Securities in the 80%-89% range are typically securities that have been impacted by increased market yields, specific credit concerns or both. These securities are monitored to ensure that the impairment is not other-than-temporary. Securities with a fair value to amortized cost ratio less than 80% are considered to be "potentially distressed securities," and are subjected to rigorous review. The following factors are considered: the length of time a security's fair value has been below amortized cost, industry factors or conditions related to a geographic area that are negatively affecting the security, downgrades by rating agencies, the valuation of assets specifically pledged to support the credit, the overall financial condition of the insurer, past due interest or principal payments, and the Company's intent and ability to hold the security for a sufficient time to allow for recovery in value.

The table below summarizes the securities with unrealized losses in the Company's debt portfolio as of December 31, 2006:

             AMORTIZED                UNREALIZED
               COST      FAIR VALUE     LOSSES     PERCENTAGE
            ----------   ----------   ----------   ----------
90% - 99%   $2,671,563   $2,647,612    $(23,951)        78%
80% - 89%       49,781       43,220      (6,561)        22
Below 80%            2           --          (2)        --
            ----------   ----------    --------        ---
            $2,721,346   $2,690,832    $(30,514)       100%
            ==========   ==========    ========        ===

As of December 31, 2006, the Company had one security that was "potentially distressed."

4. DERIVATIVE FINANCIAL INSTRUMENTS

The fair values of the Company's derivative instruments were $190,140 and $111,550 at December 31, 2006 and 2005 and are included in other investments in the consolidated balance sheets. At December 31, 2006 and 2005, the Company had no fair value hedges or hedges of net investments in foreign operations.

CASH FLOW HEDGING STRATEGY

The Company uses interest rate swaps to convert floating rate investments to fixed rate investments. Interest is exchanged periodically on the notional value, with the Company receiving the fixed rate and paying various short-term LIBOR rates on a net exchange basis. For the periods ended April 3, 2006 through December 31, 2006 and January 1, 2006 through April 2, 2006, and for the years ended December 31, 2005 and 2004, the ineffective portion of the Company's cash flow hedging instruments, which is recognized in realized investment gains, was not significant. At December 31, 2006 and 2005, the maximum term of interest rate swaps that hedge floating rate investments was 20 years.

The Company also converts its floating rate funding agreements to a fixed rate using interest rate swaps. Concurrent with the issuance of its floating rate funding agreements in June 2005, the Company executed an interest rate swap for a notional amount equal to the proceeds of the funding agreements. The swap qualifies for cash flow hedge accounting treatment and converts the variable rate of the funding agreements to a fixed rate of 4.28%.

The Company recognized other comprehensive income related to cash flow hedges, net of taxes, of $(498) from April 3 through December 31, 2006, $1,116 from January 1 through April 2, 2006, and $(222) and $(1,426) for the years ended December 31, 2005 and 2004. The Company does not expect to reclassify a significant amount of net gains (losses) on derivative instruments from accumulated other comprehensive income to earnings during 2007.

Certain swaps serve as economic hedges but do not qualify for hedge accounting under SFAS 133. These swaps are marked-to-market through realized gains. The Company realized investment gains (losses) from these swaps of $386 from April 3 through December 31, 2006, $(198) from January 1 through April 2, 2006, and $(317) and $(382) for the years ended December 31, 2005 and 2004.

The Company recognized gains (losses) of $0 from April 3 through December 31, 2006, $(321) from January 1 through April 2, 2006, and $205 and $362 for the years ended December 31, 2005 and 2004, as a result of the sale of securities purchased through the use of cash flow hedges.

OTHER DERIVATIVES

The Company markets indexed annuities. These contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500(R) index. Policyholders may elect to rebalance index options at renewal dates, either annually or biannually. At each renewal date, the Company has the opportunity to re-price the equity-indexed component by establishing participation rates, subject to minimum guarantees. The Company purchases options that are highly correlated to the portfolio allocation decisions of its policyholders, such that the Company is economically hedged with respect to equity returns for the current reset period. The mark-to-market of the options held impacts net investment income and interest credited in equal and offsetting amounts. SFAS 133 requires that the Company calculates fair values of index options they will purchase in the future to hedge policyholder index allocations in future reset periods. These fair values represent an estimate of the cost of the options the Company will purchase in the future, discounted back to the date of the balance sheet, using current market indicators of volatility and interest rates. Changes in the fair values of these liabilities are reported in interest credited. Interest credited was decreased by $59,268, $22,700, $17,586 and $20,510 for the periods April 3, 2006 through December 31, 2006 and January 1, 2006 through April 2, 2006 and in 2005 and 2004 for the changes in fair value of these liabilities.

In 2006 the Company invested in debt securities with embedded options, which are considered to be derivative instruments under SFAS 133, resulting in realized investment gains of $96. In 2005 and 2004 these derivatives were marked-to-market through realized investment gains, but had an insignificant effect for these years.

Counterparties to derivative instruments expose the Company to credit risk in the event of non-performance. The Company limits this exposure by diversifying among counterparties with high credit ratings. The Company's credit risk exposure on swaps is limited to the fair value of swap agreements that it has recorded as an asset. The Company does not expect any counterparty to fail to meet its obligation.

5. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET

DEFERRED POLICY ACQUISITION COSTS

The following table rolls forward the Company's deferred policy acquisition costs asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                                       PERIOD FROM   PERIOD FROM
                                                         APRIL 3      JANUARY 1             YEAR ENDED
                                                         THROUGH       THROUGH             DECEMBER 31,
                                                      DECEMBER 31,     APRIL 2,    ------------------------
                                                          2006           2006          2005         2004
                                                      ------------   -----------   -----------   ----------
Beginning balance                                      $ 1,767,553    $1,671,492    $1,370,443   $1,205,748
Purchase accounting fair value adjustment               (1,767,553)           --            --           --
Cumulative effect of change in accounting principle             --            --            --      (25,296)
Deferral:
   Commissions                                             225,712        69,567       324,639      256,344
   Other                                                    93,733        24,607        81,089       65,770
                                                       -----------    ----------    ----------   ----------
                                                           319,445        94,174       405,728      322,114
Amortization                                                (8,966)      (38,620)     (162,403)    (130,022)
Adjustment related to realized losses (gains)
   on debt securities                                           87           289          (300)      (1,260)
Adjustment related to unrealized losses (gains)
   on securities available-for-sale                         (3,693)       40,218        58,024         (841)
                                                       -----------    ----------    ----------   ----------
Ending balance                                         $   306,873    $1,767,553    $1,671,492   $1,370,443
                                                       ===========    ==========    ==========   ==========

VALUE OF BUSINESS ACQUIRED

The following table rolls forward the Company's value of business acquired asset for the periods April 3 through December 31, 2006, and January 1 through April 2, 2006:

                                                                                   PERIOD FROM   PERIOD FROM
                                                                                     APRIL 3      JANUARY 1
                                                                                     THROUGH       THROUGH
                                                                                  DECEMBER 31,     APRIL 2,
                                                                                      2006           2006
                                                                                  ------------   -----------
Beginning balance                                                                  $       --        $--
Purchase accounting fair value adjustment                                           1,422,208         --
Adjustments:
   Deferral of commissions and accretion of interest                                   76,618
   Amortization                                                                      (101,935)        --
   Adjustment related to realized gains on debt securities                             (4,846)        --
   Adjustment related to unrealized gains on debt securities available-for-sale       (28,644)        --
                                                                                   ----------        ---
Total adjustments                                                                     (58,807)        --
                                                                                   ----------        ---
Ending balance                                                                     $1,363,401        $--
                                                                                   ==========        ===

Expected approximate amortization percentages relating to the value of business acquired for the next five years are as follows:

2007   10.4%
2008    8.8%
2009    8.2%
2010    7.5%
2011    7.1%

5. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET--CONTINUED

DEFERRED SALES INDUCEMENT ASSET

The deferred sales inducement asset is included within other assets in the consolidated balance sheets. The following table rolls forward the Company's deferred sales inducement asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006 and the years ended December 31, 2005 and 2004:

                                                          PERIOD FROM   PERIOD FROM
                                                            APRIL 3      JANUARY 1      YEAR ENDED
                                                            THROUGH       THROUGH       DECEMBER 31,
                                                         DECEMBER 31,     APRIL 2,    -----------------
                                                             2006           2006        2005      2004
                                                         ------------   -----------   -------   -------
Beginning balance                                          $ 51,173       $49,208     $37,729   $    --
Purchase accounting fair value adjustment                   (51,173)           --          --        --
Cumulative impact of adoption, including $25,296
   reclassified from deferred policy acquisition costs           --            --          --    25,296
Additional amounts deferred                                  15,644         3,700      17,683    14,748
Amortization                                                   (668)       (1,800)     (6,154)   (2,132)
Adjustment related to realized losses (gains)
   on debt securities                                            --            65         (50)     (183)
                                                           --------       -------     -------   -------
Ending balance                                             $ 14,976       $51,173     $49,208   $37,729
                                                           ========       =======     =======   =======

6. POLICY LIABILITIES INFORMATION

INTEREST RATE ASSUMPTIONS

The liability for future policy benefits associated with ordinary life insurance policies was determined using initial interest rate assumptions ranging from 2.0% to 11.5% and, when applicable, uniform grading over 20 to 30 years to ultimate rates ranging from 2.0% to 6.0%. Interest rate assumptions for weekly premium, monthly debit and term life insurance products generally fall within the same ranges as those pertaining to ordinary life insurance policies.

Credited interest rates for universal life-type products ranged from 3.0% to 5.75% in 2006, 3.0% to 6.3% in 2005, and 3.0% to 6.5% in 2004. The average credited interest rates for universal life-type products were 4.2%, 4.3% and 4.7% for 2006, 2005, and 2004. For annuity products, credited interest rates generally ranged from 3.0% to 9.4% in 2006, 2.8% to 8.8% in 2005, and 3.0% to 8.0% in 2004. The average credited interest rates for annuity products including the SFAS 133 impact were 3.9%, 4.1% and 4.4% for 2006, 2005, and 2004.

MORTALITY AND WITHDRAWAL ASSUMPTIONS

Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life insurance policies are based on historical company experience and vary by issue age, type of coverage and policy duration.

ACCIDENT AND HEALTH AND DISABILITY INSURANCE LIABILITIES ACTIVITY

Activity in the liabilities for accident and health and disability benefits, including reserves for future policy benefits and unpaid claims and claim adjustment expenses, was as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1           YEAR ENDED
                                                THROUGH       THROUGH           DECEMBER 31,
                                             DECEMBER 31,     APRIL 2,    -----------------------
                                                 2006           2006         2005         2004
                                             ------------   -----------   ----------   ----------
Beginning Balance                             $  111,737     $  113,027   $  118,591   $  123,006
Less reinsurance recoverables                     42,266         42,277       40,771       35,959
                                              ----------     ----------   ----------   ----------
Net balance as of beginning of period             69,471         70,750       77,820       87,047
                                              ----------     ----------   ----------   ----------
Amount incurred:
   Current year                                    6,159          5,216        7,081        7,386
   Prior years                                    (1,712)        (3,122)        (480)      (2,007)
                                              ----------     ----------   ----------   ----------
                                                   4,447          2,094        6,601        5,379
                                              ----------     ----------   ----------   ----------
Less amount paid:
   Current year                                      644            199        1,189          333
   Prior years                                     8,132          3,174       12,482       14,273
                                              ----------     ----------   ----------   ----------
                                                   8,776          3,373       13,671       14,606
                                              ----------     ----------   ----------   ----------
Net balance as of end of period                   65,142         69,471       70,750       77,820
Plus reinsurance recoverables                     43,936         42,266       42,277       40,771
                                              ----------     ----------   ----------   ----------
Balance as of end of period                   $  109,078     $  111,737   $  113,027   $  118,591
                                              ==========     ==========   ==========   ==========
Balance as of end of period included with:
   Total future policy benefits               $1,231,397     $1,255,767   $1,244,257   $1,273,249
   Less: Other future policy benefits          1,123,751      1,145,467    1,132,729    1,156,365
                                              ----------     ----------   ----------   ----------
      A&H future policy benefits                 107,646        110,300      111,528      116,884
                                              ----------     ----------   ----------   ----------
   Total policy and contract claims               41,981         58,442       46,425       37,644
   Less: Other policy and contract claims         40,549         57,005       44,926       35,937
                                              ----------     ----------   ----------   ----------
      A&H policy and contract claims               1,432          1,437        1,499        1,707
                                              ----------     ----------   ----------   ----------
      Total A&H reserves                      $  109,078     $  111,737   $  113,027   $  118,591
                                              ==========     ==========   ==========   ==========

The Company uses estimates for determining its liability for accident and health and disability benefits, which are based on historical claim payment patterns and attempt to provide for the inherent variability in claim patterns and severity. Lower than anticipated claims resulted in favorable adjustments to the liabilities in each year. In 2005, claims incurred increased due to a reduction in valuation interest rates and revision of termination factors which offset the normal decline in claims incurred for this closed block of business. In 2006, incurred and paid amounts have declined due to this being a closed block of business.

SOP 03-1 POLICY LIABILITIES

At December 31, 2006 and 2005, the amount of SOP 03-1 policy liabilities included within other policy liabilities on the consolidated balance sheets were $142,476 and $88,587.

FUNDING AGREEMENTS

In June 2005, the Company established a program for an unconsolidated special purpose entity, Jefferson Pilot Life Funding Trust I (the Trust), to sell medium-term notes through investment banks to commercial investors. The notes are backed by funding agreements issued by the Company. The funding agreements are investment contracts that do not subject the Company to mortality or morbidity risk. The medium-term notes issued by the Trust are exposed to all the risks and rewards of owning the funding agreements that collateralize them. The funding agreements issued to the Trust are classified as a component of policy liabilities within the consolidated balance sheets. As spread products, funding agreements generate profit to the extent that the rate of return on the investments earned exceeds the interest credited and other expenses.

The Company issued $300,000 of funding agreements in June 2005. The initial funding agreements were issued at a variable rate and provide for quarterly interest payments, indexed to the 3-month LIBOR plus 7 basis points, with principal due at maturity on June 2, 2008. Concurrent with this issuance, the Company executed an interest rate swap for a notional amount equal to the proceeds of the funding agreements. The swap qualifies for cash flow hedge accounting treatment and converts the variable rate of the funding agreements to a fixed rate of 4.28%.

7. STATUTORY FINANCIAL INFORMATION

The Company prepares financial statements on the basis of SAP prescribed or permitted by the North Carolina Department of Insurance. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The Company does not utilize any permitted practices in the preparation of its statutory financial statements.

The principal differences between SAP and GAAP are (1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP,
(2) the value of business acquired is not capitalized under SAP, but is under GAAP, (3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, (4) the classification and carrying amounts of investments in certain securities are different, (5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, (6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, and (7) certain assets are not admitted for purposes of determining surplus under SAP.

Reported capital and surplus on a statutory basis at December 31, 2006 and 2005 was $772,868 and $867,421. Reported statutory net income (loss) for the years ended December 31, 2006, 2005, and 2004 was $(109,001), $89,986 and $93,599.

Risk-Based Capital (RBC) requirements promulgated by the NAIC require life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk and general business risk. As of December 31, 2006, the Company and its subsidiary's adjusted capital and surplus exceeded their authorized control level RBC.

Some states require life insurers to maintain a certain value of securities on deposit with the state in order to conduct business in that state. The Company had securities totaling $6,773 and $6,924 on deposit with various states in 2006 and 2005.

The General Statues of North Carolina require the Company to maintain capital of $1,200 and minimum unassigned surplus of $300. Additionally, North Carolina limits the amount of dividends that the Company and its insurance subsidiary may pay annually without first obtaining regulatory approval. Generally, the limitations are based on a combination of statutory net gain from operations for the preceding year, 10% of statutory surplus at the end of the preceding year, and dividends and distributions made within the preceding twelve months. Depending on the timing of payments, the Company could pay approximately $76,787 in dividends to the Parent in 2007 without approval by North Carolina.

8. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                            PERIOD FROM   PERIOD FROM
                              APRIL 3      JANUARY 1
                              THROUGH       THROUGH     YEAR ENDED DECEMBER 31,
                           DECEMBER 31,     APRIL 2,    -----------------------
                               2006           2006           2005     2004
                           ------------   -----------     --------   --------
Current                       $ 8,572       $12,939       $ 63,307   $116,239
Deferred                       85,645         1,833         48,565    (14,370)
                              -------       -------       --------   --------
Total tax expense             $94,217       $14,772       $111,872   $101,869
                              =======       =======       ========   ========

The effective tax rate on pre-tax income from continuing operations is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                        PERIOD FROM   PERIOD FROM
                                          APRIL 3      JANUARY 1
                                          THROUGH       THROUGH         DECEMBER 31,
                                       DECEMBER 31,     APRIL 2,    -------------------
                                           2006           2006        2005       2004
                                       ------------   -----------   --------   --------
Tax rate of 35% times pre-tax income     $102,320       $25,919     $122,044   $111,243
Effect of:
   Tax-preferred investment income         (4,995)       (2,878)      (5,363)    (6,289)
   Release of prior year overaccrual           --        (6,546)          --         --
   Tax credits                             (5,025)       (1,642)      (5,375)    (3,055)
   Other items                              1,917           (81)         566        (30)
                                         --------       -------     --------   --------
      Provision for income taxes         $ 94,217       $14,772     $111,872   $101,869
                                         ========       =======     ========   ========
      Effective tax rate                     32.2%         19.9%        32.1%      32.1%
                                         ========       =======     ========   ========

The Federal income tax asset (liability) is as follows:

                                     YEAR ENDED DECEMBER 31,
                                     -----------------------
                                        2006         2005
                                     ---------     ---------
Current                              $    (193)    $   2,786
Deferred                              (302,722)     (183,773)
                                     ---------     ---------
Total federal income tax liability   $(302,915)    $(180,987)
                                     =========     =========

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                               DECEMBER 31,
                                                          ---------------------
                                                             2006        2005
                                                          ---------   ---------
Deferred income tax assets:
   Differences in policy liabilities                      $ 229,410   $ 377,924
   Deferred compensation                                     21,811      17,438
   Net operating loss carryforward                           21,220          --
   Affordable housing tax credit carryforward                17,730          --
   Other deferred tax assets                                 12,086       7,350
                                                          ---------   ---------
Total deferred tax assets                                   302,257     402,712
Deferred income tax liabilities:
   Deferral of policy acquisition costs                    (447,770)   (467,086)
   Present value in force                                   (21,128)         --
   Net unrealized gains on securities                       (44,645)    (55,320)
   Deferred gain recognition for income tax purposes        (14,262)    (32,268)
   Differences in investment basis                             (639)     (1,110)
   Depreciation differences                                 (59,367)    (19,164)
   Pension costs                                             (7,862)     (9,029)
   Other deferred tax liabilities                            (9,306)     (2,508)
                                                          ---------   ---------
Total deferred tax liabilities                             (604,979)   (586,485)
                                                          ---------   ---------
Net deferred income tax liabilities                       $(302,722)  $(183,773)
                                                          =========   =========

Prior to April 3, 2006, the Company and its affiliates were part of a consolidated Federal income tax filing with Jefferson-Pilot. Effective April 3, 2006, as a result of the merger with LNC, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead, the Company will file a separate federal income tax return. Cash paid (received) for income taxes in 2006, 2005, and 2004 was ($14.7) million, $72.7 million, and $35.8 million, respectively.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, the Company concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 or 2005.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." On October 23, 2004, President Bush signed into law the "American Jobs Creation Act of 2004." Beginning January 1, 2005 through December 31, 2006, the additional tax imposed on distributions from the special tax account, Policyholders' Surplus, is suspended. In addition, the statute provides that distributions made during the two-year suspension period will first reduce the Policyholders' Surplus account balance. The 2005 and 2006 dividend activity of the Company eliminated the account balance during the suspension period.

The Jefferson-Pilot consolidated return group is subject to annual examinations from the Internal Revenue Service ("IRS"). The IRS has examined tax years 2000-2003, with assessments resulting in refunds that are not material to the consolidated results of operations. Jefferson-Pilot and its affiliates are currently under examination by the IRS for years 2004 and 2005. The Company does not anticipate that any adjustments which might result from such audits would be material to its consolidated results of operations or financial condition.

9. RETIREMENT BENEFIT PLANS

PENSIONS

The Company's employees participate in the Parent's tax-qualified and nonqualified defined benefit pension plans, which provide benefits based on years of service and final average earnings. The tax-qualified plan is funded through group annuity contracts issued by the Company. The assets of the tax-qualified plan are those of the related contracts, and are primarily held in the separate accounts of the Company. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Parent. Pension expense for all years presented was not significant.

Additionally the Company sponsors a non-contributory defined benefit pension plan covering full-time agents. No participants are accruing defined benefits under the plan. All participants with a defined benefit are vested and are either in pay status or have a frozen accrued benefit.

DEFINED BENEFIT PLAN

Information regarding the Company's pension plans covering full-time agents is as follows:

                                                          PERIOD FROM   PERIOD FROM
                                                            APRIL 3      JANUARY 1
                                                            THROUGH       THROUGH      YEAR ENDED
                                                         DECEMBER 31,     APRIL 2,    DECEMBER 31,
                                                             2006           2006          2005
                                                         ------------   -----------   ------------
Change in projected benefit obligation:
   Projected benefit obligation at beginning of period      $28,445       $28,067        $27,202
   Interest cost                                              1,151           383          1,572
   Actuarial loss                                                92         1,068          2,523
   Benefits paid                                             (2,144)       (1,073)        (3,230)
                                                            -------       -------        -------
Projected benefit obligation at end of period                27,544        28,445         28,067
                                                            =======       =======        =======
Change in plan assets:
   Fair value of assets at beginning of period               39,570        39,485         40,630
   Actual return on plan assets                               3,763         1,418          1,871
   Transfer in (out) and (expenses)                             122          (260)           214
   Benefits paid                                             (2,144)       (1,073)        (3,230)
                                                            -------       -------        -------
Fair value of assets at end of period                        41,311        39,570         39,485
                                                            =======       =======        =======
Funded status of the plan                                    13,767        11,125         11,418
Unamortized prior service cost                                   --            15             16
Unrecognized net (gain) loss                                 (1,786)        2,733          2,150
                                                            -------       -------        -------
Net amount recognized                                       $11,981       $13,873        $13,584
                                                            =======       =======        =======
Amounts recognized consist of:
Prepaid benefit cost                                        $11,981       $13,873        $13,584
                                                            =======       =======        =======

The accumulated benefit obligation for the Company's defined benefit pension plan was $27,544 and $28,067 at December 31, 2006 and 2005.

The Company uses a December 31 measurement date for its pension and post-retirement plans. Because no employees are accruing defined benefits under the pension plan, past service costs and unrecognized gains and losses are amortized over the average remaining life expectancy of plan participants.

As discussed in Note 2, the Company applied the recognition provisions of SFAS 158 as of December 31, 2006. The incremental effect of applying SFAS 158 on the Company's Consolidated Balance Sheet at December 31, 2006 is as follows:

                                                      BEFORE                      AFTER
                                                   APPLICATION     SFAS 158    APPLICATION
                                                   OF SFAS 158   ADJUSTMENTS   OF SFAS 158
                                                   -----------   -----------   -----------
Other assets                                       $   278,531     $27,221     $   305,752
Total assets                                        21,222,139      27,221      21,249,360
Accounts payable, accruals and other liabilities       897,869      17,349         915,218
Total liabilities                                   17,531,433      17,349      17,548,782
Accumulated other comprehensive income                  61,024       9,872          70,896
Total stockholder's equity                           3,690,706       9,872       3,700,578

COMPONENTS OF NET PERIODIC BENEFIT COST

                                       PERIOD FROM   PERIOD FROM
                                         APRIL 3      JANUARY 1        YEAR ENDED
                                         THROUGH       THROUGH        DECEMBER 31,
                                      DECEMBER 31,     APRIL 2,    -----------------
                                          2006           2006        2005      2004
                                      ------------   -----------   -------   -------
Interest cost                            $ 1,151        $ 383      $ 1,572   $ 1,661
Expected return on plan assets            (2,260)        (757)      (3,180)   (3,331)
Amortization of prior service cost            --           --            2        86
                                         -------        -----      -------   -------
Net periodic benefit cost (benefit)      $(1,109)       $(374)     $(1,606)  $(1,584)
                                         =======        =====      =======   =======

ASSUMPTIONS

                                                              2006   2005   2004
                                                              ----   ----   ----
Weighted-average assumptions used to determine benefit
   obligations at December 31:
   Discount rate                                              5.75%  5.50%  6.00%
Weighted-average assumptions used to determine net cost for
   years ended December 31:
   Discount rate, January 1 through April 2                   5.50%   N/A    N/A
   Discount rate                                              5.69%  6.00%  6.25%
   Expected return on plan assets                             8.00%  8.00%  8.00%

The assumption for long-term rate of return on assets is derived from historical returns on investments of the types in which pension assets are invested. A range of assumptions for long-term rate of return is projected for benchmarks representing each asset class. The upper and lower range limits are based on optimistic and pessimistic assumptions, respectively, and reflect historical returns that are adjusted to reflect factors that might cause future experience to differ from the past, differences between the benchmarks and the plan's assets, and the effects of asset smoothing. The adjusted rates of return are weighted by target allocations for each asset class to derive limits for a range of overall long-term gross rates of return. Within this range, one rate of return is selected as the best estimate. From that rate the Company subtracts an estimate of expenses, and the result is the basis for the assumed long-term rate of return on assets.

The assumption for discount rate is based upon an evaluation of specific plan attributes using cash flow analysis. The weighted average duration of the projected cash flows for the plans was used to select an appropriate AA-rated bond interest rate for disclosure at year ends 2005 and 2006. Upon acquisition of the Company in April 2006, the discount rate assumption increased due to the secular increase in interest rates from year end 2005 through the date of acquisition.

PLAN ASSETS

The Company's pension plan weighted-average asset allocation by asset category was as follows based on fair value:

                                             DECEMBER 31,
                                             ------------
                                             2006    2005
                                             ----    ----
                      Asset category
                         Equity securities     75%     72%
                         Debt securities       25      27
                         Other                 --       1
                                              ---     ---
                         Total                100%    100%
                                              ===     ===

The overall investment objective of the plan is to meet or exceed the actuarial assumptions. The plan is assumed to exist in perpetuity; therefore, the investment portfolio is managed to provide stable and growing income, as well as to achieve growth in principal equal to the rate of inflation. Allocation of plan assets is reviewed at least annually. Investment guidelines are: equity securities, a range of 35% to 75% of the total portfolio's value, with no more than 20% of the total equity exposure in non-U.S. equities; fixed income, a range of 25% to 65% of the total portfolio's value; cash, up to 5% of the portfolio's value. The portfolio may be invested in individual securities, mutual funds or co-mingled funds of various kinds. In order to achieve a prudent level of portfolio diversification, the securities of any one company or issuer, other than the U.S. Treasury, should not exceed 5% of the portfolio's value and no more than 20% of the fund should be invested in any one industry. Without specific written instructions from the Plan Administrator, the plan will not be invested in short sales of individual securities, put or call options on individual securities or commodities, or commodity futures.

CONTRIBUTIONS

The Company is not expected to make a contribution to the pension plan during 2007.

BENEFIT PAYMENTS

The expected benefit payments from the Company's pension plan for the years indicated are as follows:

                            2007                $ 3,136
                            2008                  2,997
                            2009                  2,880
                            2010                  2,763
                            2011                  2,635
                            2012 through 2016    11,040

OTHER POSTRETIREMENT BENEFITS

The Parent sponsors contributory health care and life insurance benefit plans for eligible retired employees, qualifying retired agents and certain surviving spouses. The Company contributes to a welfare benefit trust from which future benefits will be paid. The Company accrues the cost of providing postretirement benefits other than pensions during the employees' active service period. Plan expense for all years presented was not significant.

In accordance with FSP 106-2 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," the Company re-measured its plan assets and Accumulated Postretirement Benefit Obligation (APBO) as of July 1, 2004 to account for the subsidy and other effects of the Act, which resulted in an immaterial reduction in postretirement benefit cost. The reduction in the APBO for the subsidy related to past service was insignificant.

DEFINED CONTRIBUTION PLANS

Through May 31, 2006, the Company participated in Jefferson-Pilot's defined contribution retirement plan covering most employees and fulltime agents. The Company matched a portion of participant contributions and made profit sharing contributions to a fund that acquired and held Jefferson-Pilot shares through April 2, 2006 and as of April 3, 2006 those shares were converted to shares of the Parent's common stock and going forward shares of the Parent were acquired and held. Plan assets are invested in a trust and under a group variable annuity contract issued by the Company. Plan expense for all years presented was not significant.

Effective June 1, 2006, the Jefferson-Pilot defined contribution retirement plan was merged into the LNC defined contribution retirement plan. The Company matches a portion of participant contributions. Plan assets are invested in a trust.

10. REINSURANCE

The Company attempts to reduce its exposure to significant individual claims by reinsuring portions of certain individual life insurance policies and annuity contracts written. The Company reinsures a portion of individual life insurance risks in excess of its retention, which ranges from $400 to $2,100 for various individual life and annuity products. The Company also attempts to reduce exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of accident and health insurance risks underwritten.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No credit losses have resulted from the Company's reinsurance activities for the periods April 3 through December 31, 2006, January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004.

The effects of reinsurance on premiums and other considerations, universal life and investment product charges and total benefits were as follows:

                                            PERIOD FROM   PERIOD FROM
                                              APRIL 3      JANUARY 1         YEAR ENDED
                                              THROUGH       THROUGH         DECEMBER 31,
                                           DECEMBER 31,     APRIL 2,    -------------------
                                               2006           2006        2005       2004
                                           ------------   -----------   --------   --------
Premiums and other considerations direct     $ 84,920       $ 26,197    $118,353   $121,194
Premiums and other considerations
   assumed                                         27              7          (8)        (8)
Less premiums and other considerations
   ceded                                        5,668            778      15,419     16,102
                                             --------       --------    --------   --------
Net premiums and other considerations        $ 79,279       $ 25,426    $102,926   $105,084
                                             ========       ========    ========   ========
Universal life and investment product
   charges, direct and assumed               $393,232       $118,297    $441,894   $377,000
Less universal life and investment
   product charges ceded                       94,341         23,704      78,655     72,330
                                             --------       --------    --------   --------
Net universal life and investment
   product charges                           $298,891       $ 94,593    $363,239   $304,670
                                             ========       ========    ========   ========
Benefits direct                              $752,376       $265,136    $908,226   $872,540
Benefits assumed                                  192            210         952        350
Less reinsurance recoveries                    80,863         36,691      82,948     90,545
                                             --------       --------    --------   --------
Net benefits                                 $671,705       $228,655    $826,230   $782,345
                                             ========       ========    ========   ========

11. OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income, along with related tax effects, were as follows:

                                                  UNREALIZED
                                                   GAINS ON      DERIVATIVE      ADJUSTMENT
                                                  AVAILABLE-     FINANCIAL      TO INITIALLY
                                                   FOR-SALE     INSTRUMENTS        APPLY
                                                  SECURITIES   GAINS/(LOSSES)     SFAS 158       TOTAL
                                                  ----------   --------------   ------------   ---------
BALANCE AT JANUARY 1, 2004                         $ 243,236       $   707         $   --      $ 243,943
Unrealized holding losses arising during
   period, net of $568 tax benefit                    (1,058)           --             --         (1,058)
Change in fair value of derivatives, net of
   $768 tax benefit                                       --        (1,426)            --         (1,426)
Less: reclassification adjustment
   Losses realized in net income, net of $5,775
      tax benefit                                    (10,726)           --             --        (10,726)
                                                   ---------       -------         ------      ---------
BALANCE AT DECEMBER 31, 2004                         252,904          (719)            --        252,185
Unrealized holding losses arising during
   period, net of $84,860 tax benefit               (157,596)           --             --       (157,596)
Change in fair value of derivatives, net of
   $120 tax benefit                                       --          (222)            --           (222)
Less: reclassification adjustment
   Losses realized in net income, net of $4,508
      tax benefit                                     (8,371)           --             --         (8,371)
                                                   ---------       -------         ------      ---------
BALANCE AT DECEMBER 31, 2005                         103,679          (941)            --        102,738
Unrealized holding losses arising during
   period, net of $90,373 tax benefit               (167,835)           --             --       (167,835)
Change in fair value of derivatives, net of
   $600 tax benefit                                       --         1,116             --          1,116
Less: reclassification adjustment
   Losses realized in net income, net of $1,302
      tax benefit                                     (2,419)           --             --         (2,419)
                                                   ---------       -------         ------      ---------
Balance at April 2, 2006                             (61,737)          175             --        (61,562)
Acquisition by Lincoln National Corporation:
Purchase accounting elimination of AOCI               61,737          (175)            --         61,562
                                                   ---------       -------         ------      ---------
Balance at April 3, 2006                                  --            --             --             --
Unrealized holding gains arising during
   period, net of $33,808 tax benefit                 62,787            --             --         62,787
Change in fair value of derivatives, net of
   $273 tax benefit                                       --          (498)            --           (498)
Less: Adjustment to initially apply SFAS 158              --            --          9,872          9,872
Gains realized in net income, net of
   $681 tax                                            1,265            --             --          1,265
                                                   ---------       -------         ------      ---------
BALANCE AT DECEMBER 31, 2006                       $  61,522       $  (498)        $9,872      $  70,896
                                                   =========       =======         ======      =========

12. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company has entered into service agreements with the Parent and other subsidiaries of the Parent for personnel and facilities usage, general management services and investment management services. The Company was reimbursed $199,010, $235,596 and $202,368 in 2006, 2005 and 2004, for general management and investment services provided by the Company, of which $45,885 and $24,911 remained receivable as of December 31, 2006 and 2005, related to these agreements. The Company also made various disbursements to its affiliates, of which $8,068 and $6,292 remained payable as of December 31, 2006 and 2005. These balances are included in other assets on the consolidated balance sheets.

The Company owns no securities of the Parent or any affiliate of the Parent other than the following, reflected at the carrying amounts in the consolidated balance sheets as of December 31:

                                                                                  2006      2005
                                                                                -------   -------
Lincoln Financial Media Company (affiliate) Senior Promissory Notes due 2005
   through 2013, interest ranging from 4.2% to 7.7%                             $11,852   $16,246
Lincoln National Corporation (Parent) Senior Notes Series due 2008 interest
   4.6%                                                                          92,000    92,000

The Company recognized interest income totaling $3,667 from April 3 through December 31, 2006, $1,317 from January 1 through April 2, 2006, and $5,117 and $5,601 for the years ended December 31, 2005 and 2004, related to the preceding assets.

The Company has an agreement with its affiliate broker/dealer, Jefferson Pilot Variable Corporation (JPVC). The agreement calls for the Company to pay JPVC for sales of the Company's variable annuity contracts. The amount paid is based on sales during the period and contracts in force. The Company recorded expense of $11 from April 3 through December 31, 2006, $3 from January 1 through April 2, 2006, and $20 and $30 for the years ended December 31, 2005 and 2004, related to this agreement.

During 1999, the Company paid an affiliate, Jefferson Pilot Financial Life Insurance Company (JPFIC) $100,000 in premiums for a company owned life insurance policy on certain of its employees. At December 31, 2006 and 2005, the cash surrender value of this policy totaled approximately $147,884 and $140,730.

The Company paid dividends to the Parent of $2,200 from April 3 through December 31, 2006, $0 from January 1 through April 2, 2006, and $89,000 and $10,000 for the years ended December 31, 2005 and 2004.

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and fair values of financial instruments as of December 31 were as follows:

                                                                 2006                        2005
                                                      -------------------------   -------------------------
                                                        CARRYING        FAIR        CARRYING        FAIR
                                                          VALUE        VALUE          VALUE        VALUE
                                                      -----------   -----------   -----------   -----------
FINANCIAL ASSETS
Debt securities available-for-sale                    $13,243,588   $13,243,588   $11,340,518   $11,340,518
Debt securities held-to-maturity                               --            --     1,325,157     1,378,716
Equity securities available-for-sale                          549           549           427           427
Mortgage loans on real estate                           2,376,014     2,421,664     2,417,618     2,553,161
Policy loans                                              279,686       305,635       258,362       289,140
Derivative financial instruments                          190,594       190,594       111,550       111,550
FINANCIAL LIABILITIES
Annuity contract liabilities in  accumulation phase     6,935,423     6,149,237     7,001,788     6,295,549
Funding agreements                                        301,405       301,405       301,157       301,157
Securities sold under repurchase agreements                    --            --       300,835       300,835

The fair values of cash, cash equivalents, balances due on account from agents, reinsurers and others, and accounts payable approximate their carrying amounts in the consolidated balance sheets due to their short-term maturity or availability. Assets and liabilities related to separate accounts are reported at fair value in the consolidated balance sheets.

The fair values of debt and equity securities and derivative financial instruments have been determined from nationally quoted market prices and by using values supplied by independent pricing services and discounted cash flow techniques.

The fair value of the mortgage loan portfolio has been estimated by discounting expected future cash flows using the interest rate currently offered for similar loans.

The fair value of policy loans outstanding for traditional life products has been estimated using a current risk-free interest rate applied to expected future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

Annuity contracts do not generally have defined maturities. Therefore, fair values of the liabilities under annuity contracts, the carrying amounts of which are included with policyholder contract deposits in the consolidated balance sheets, are estimated to equal the cash surrender values of the contracts.

The fair value of the funding agreements approximates the carrying value since interest is based on a variable rate. The above carrying and fair value amounts at December 31, 2006 include $1,405 in accrued interest.

The fair value of the liability for securities sold under repurchase agreements approximates its carrying amount, which includes accrued interest.

14. COMMITMENTS AND CONTINGENT LIABILITIES

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt securities for its investment portfolio in private placement transactions. The fair value of outstanding commitments to fund mortgage loans and to acquire debt securities in private placement transactions, which are not reflected in the Company's consolidated balance sheets, approximated $203,570 as of December 31, 2006.

The Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from one to seven years. Neither annual rent nor future rental commitments are significant.

In the normal course of business, the Company and its subsidiary are parties to various lawsuits. Because of the considerable uncertainties that exist, the Company cannot predict the outcome of pending or future litigation. However, management believes that the resolution of pending legal proceedings will not have a material adverse effect on the Company's financial position or liquidity, although it could have a material adverse effect on the results of operations for a specific period.

15. SEGMENT INFORMATION

The Company's reporting segments reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. The Company provides products and services in two operating businesses: (1) Individual Markets and (2) Employer Markets and report results through four business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through two segments, Retirement Products and Group Protection, formerly referred to as Benefit Partners. Through its Retirement Products segment, Employer Markets provides employer-sponsored corporate/bank owned life insurance. The Group Protection segment offers group non-medical insurance products, principally term life, disability and dental, to the employer marketplace through various forms of contributory and noncontributory plans. Most of the Company's group contracts are sold to employers with fewer than 500 employees. The Company also has "Other Operations", which includes the financial data for operations that are not directly related to the business segments, unallocated items (such as corporate investment income on assets not allocated to its business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Segment operating revenue and income (loss) from operations are internal measures used by the Company's management and Board of Directors to evaluate and assess the results of its segments. Operating revenue is GAAP revenue excluding realized gains and losses on investments. Income (loss) from operations is GAAP net income excluding net realized investment gains and losses. The Company's management and Board of Directors believe that operating revenue and income
(loss) from operations explain the results of its ongoing businesses in a manner that allows for a better understanding of the underlying trends in the Company's current businesses because net realized investment gains and losses are unpredictable and not necessarily indicative of current operating fundamentals or future performance of the business segments, and in many instances, decisions regarding these items do not necessarily relate to the operations of the individual segments.

Operating revenue and income (loss) from operations do not replace revenues and net income as the GAAP measure of the Company' consolidated results of operations.

The following tables show financial data by segment:

                                           PERIOD FROM   PERIOD FROM
                                            APRIL 3       JANUARY 1          YEAR ENDED
                                            THROUGH        THROUGH          DECEMBER 31,
                                          DECEMBER 31,     APRIL 2,    -----------------------
                                              2006           2006         2005         2004
                                          ------------   -----------   ----------   ----------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
      Individual Annuities                 $  384,340      $134,073    $  453,326   $  440,099
      Life Insurance                          624,443       197,345       767,528      691,642
                                           ----------      --------    ----------   ----------
         Individual Markets Total           1,008,783       331,418     1,220,854    1,131,741
                                           ----------      --------    ----------   ----------
   Employer Markets:
      Retirement Products                      77,804        25,935       103,581      106,806
      Group Protection                          8,089         3,069         9,919       11,774
                                           ----------      --------    ----------   ----------
         Employer Markets Total                85,893        29,004       113,500      118,580
                                           ----------      --------    ----------   ----------
Other Operations                               43,752        13,117        67,111       66,183
Net realized gain (loss) on investments        (4,446)       (4,046)       (4,529)     (12,218)
                                           ----------      --------    ----------   ----------
   Total                                   $1,133,982      $369,493    $1,396,936   $1,304,286
                                           ==========      ========    ==========   ==========
NET INCOME:
Segment Operating Income:
   Individual Markets:
      Individual Annuities                 $   45,787      $ 16,640    $   56,758   $   53,464
      Life Insurance                          122,583        32,792       136,346      124,656
                                           ----------      --------    ----------   ----------
         Individual Markets Total             168,370        49,432       193,104      178,120
                                           ----------      --------    ----------   ----------
   Employer Markets:
      Retirement Products                      12,549         3,675        12,090       11,256
      Group Protection                          3,241         1,322         2,995        5,143
                                           ----------      --------    ----------   ----------
         Employer Markets Total                15,790         4,997        15,085       16,399
                                           ----------      --------    ----------   ----------
Other Operations                               16,857         7,481        31,579       29,389
Cumulative effect of change                        --            --            --       (9,356)
Net realized gain (loss) on investments        (2,890)       (2,630)       (2,944)      (7,942)
                                           ----------      --------    ----------   ----------
NET INCOME                                 $  198,127      $ 59,280    $  236,824   $  206,610
                                           ==========      ========    ==========   ==========

                                     DECEMBER 31,
                             -------------------------
                                2006          2005
                             -----------   -----------
ASSETS:
   Individual Markets:
      Individual Annuities   $ 8,612,968   $ 8,068,493
      Life Insurance           9,146,659     9,126,790
   Employer Markets:
      Retirement Products      1,683,445     1,660,498
      Group Protection           134,449       150,219
   Other Operations            1,671,839      (328,703)
                             -----------   -----------
      Total                  $21,249,360   $18,677,297
                             ===========   ===========

16. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123(R) under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement. Total stock-based compensation expense allocated to the Company for the period April 3 through December 31, 2006 was $4,418 related to the various LNC stock incentive plans. Total stock-based compensation expense allocated to the Company for the period January 1 through April 2, 2006 was $6,312. The compensation cost is included in the general and administrative expenses, net of deferrals, line item on the Company's consolidated statements of income.

Excluding the option grants made in February 2006, outstanding options to acquire Jefferson-Pilot common stock that existed immediately prior to the date of the merger remain subject to the same terms and conditions that existed, except that each of these stock options is now exercisable for LNC common stock. Grants of Jefferson-Pilot stock options in February 2006 will generally continue to vest in one-third annual increments. All employee and director stock options outstanding as of December 31, 2005 vested and became exercisable upon closing the merger resulting in an expense of $3,401 on April 2, 2006.

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
CONSOLIDATED BALANCE SHEETS

                                                              2006       2005
                                                            --------   ---------
                                                                (IN MILLIONS)
                                                            --------------------
ASSETS
Investments:
   Securities available-for-sale, at fair value:
      Fixed maturity (cost: 2006 -- $31,204; 2005 --
         $31,267)                                           $ 31,840   $ 32,245
      Equity (cost: 2006 -- $191; 2005 -- $95)                   203        101
   Trading securities                                          2,820      2,985
   Mortgage loans on real estate                               3,571      3,662
   Real estate                                                   175        182
   Policy loans                                                1,898      1,858
   Derivative investments                                         49         41
   Other investments                                             657        423
                                                            --------   --------
         Total Investments                                    41,213     41,497
Cash and invested cash                                         1,308      1,962
Deferred acquisition costs and value of business acquired      4,859      4,418
Premiums and fees receivable                                     283        285
Accrued investment income                                        477        500
Amounts recoverable from reinsurers                            6,798      6,955
Goodwill                                                         919        919
Other assets                                                   1,112      1,091
Assets held in separate accounts                              69,099     56,427
                                                            --------   --------
         Total Assets                                       $126,068   $114,054
                                                            ========   ========
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES:
Insurance and Investment Contract Liabilities:
   Insurance policy and claim reserves                      $ 10,350   $ 10,384
   Investment contract and policyholder funds                 34,753     35,273
                                                            --------   --------
         Total Insurance and Investment Contract
            Liabilities                                       45,103     45,657
Short-term debt                                                   21         34
Long-term debt                                                 1,390      1,250
Reinsurance related derivative liability                         218        278
Funds withheld reinsurance liabilities                         1,816      1,711
Deferred gain on indemnity reinsurance                           759        835
Other liabilities                                              2,069      2,536
Liabilities related to separate accounts                      69,099     56,427
                                                            --------   --------
         Total Liabilities                                   120,475    108,728
                                                            --------   --------
COMMITMENTS AND CONTINGENCIES (SEE NOTE 9)
SHAREHOLDER'S EQUITY:
Common stock -- 10,000,000 shares authorized                      25         25
Retained earnings                                              5,268      4,848
Accumulated Other Comprehensive Income:
   Net unrealized gain on securities available-for-sale          315        452
   Net unrealized gain/(loss) on derivative instruments           (9)         7
   Minimum pension liability adjustment                           --         (6)
   Adjustment to initially apply SFAS 158                         (6)        --
                                                            --------   --------
         Total Accumulated Other Comprehensive Income            300        453
                                                            --------   --------
         Total Shareholder's Equity                            5,593      5,326
                                                            --------   --------
         Total Liabilities and Shareholder's Equity         $126,068   $114,054
                                                            ========   ========

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

                                           2006     2005     2004
                                          ------   ------   ------
                                                (IN MILLIONS)
                                          ------------------------
REVENUE:
Insurance premiums                        $   54   $   67   $  158
Insurance fees                             1,841    1,575    1,405
Net investment income                      2,594    2,592    2,593
Realized gain (loss) on investments            2      (16)     (45)
Amortization of deferred gain on
   indemnity reinsurance                      76       77       87
Other revenue and fees                       258      316      275
                                          ------   ------   ------
   Total Revenue                           4,825    4,611    4,473
                                          ------   ------   ------
BENEFITS AND EXPENSES:
Benefits                                   2,178    2,122    2,143
Underwriting, acquisition, insurance
   and other expenses                      1,577    1,544    1,475
Interest and debt expense                     80       78       79
                                          ------   ------   ------
   Total Benefits and Expenses             3,835    3,744    3,697
                                          ------   ------   ------
Income before Federal Income Taxes           990      867      776
Federal income taxes                         247      223      193
                                          ------   ------   ------
Income before Cumulative Effect of
   Accounting Changes                        743      644      583
Cumulative Effect of Accounting Changes
   (net of Federal income taxes)              --       --      (26)
                                          ------   ------   ------
   Net Income                             $  743   $  644   $  557
                                          ======   ======   ======

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                            2006     2005     2004
                                           ------   ------   ------
                                                 (IN MILLIONS)
                                           ------------------------
COMMON STOCK:
Balance at beginning and end-of-year       $   25   $   25   $   25
RETAINED EARNINGS:
Balance at beginning-of-year                4,848    4,385    3,856
Comprehensive income                          596      315      566
Less other comprehensive income (loss)
   (net of federal income tax):
   Net unrealized gain (loss) on
      securities available-for-sale,
      net of reclassification adjustment     (137)    (329)      23
   Net unrealized loss on derivative
      instruments                             (16)      (7)     (10)
   Minimum pension liability adjustment         6        7       (4)
                                           ------   ------   ------
Net Income                                    743      644      557
Additional investment by Lincoln
   National Corporation/Stock
   Compensation                                27       19      122
Dividends declared                           (350)    (200)    (150)
                                           ------   ------   ------
      Balance at End-of-Year                5,268    4,848    4,385
                                           ------   ------   ------
NET UNREALIZED GAIN ON SECURITIES
   AVAILABLE-FOR-SALE:
Balance at beginning-of-year                  452      781      758
Change during the year                       (137)    (329)      23
                                           ------   ------   ------
      Balance at End-of-Year                  315      452      781
                                           ------   ------   ------
NET UNREALIZED GAIN ON DERIVATIVE
   INSTRUMENTS:
Balance at beginning-of-year                    7       14       24
Change during the year                        (16)      (7)     (10)
                                           ------   ------   ------
      Balance at End-of-Year                   (9)       7       14
                                           ------   ------   ------
MINIMUM PENSION LIABILITY ADJUSTMENT:
Balance at beginning-of-year                   (6)     (13)      (9)
Change during the year                          6        7       (4)
                                           ------   ------   ------
      Balance at End-of-Year                   --       (6)     (13)
                                           ------   ------   ------
ADJUSTMENT TO INITIALLY APPLY SFAS 158:        (6)      --       --
                                           ------   ------   ------
Total Shareholder's Equity at End-of-Year  $5,593   $5,326   $5,192
                                           ======   ======   ======

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              2006      2005      2004
                                                            -------   -------   -------
                                                                   (IN MILLIONS)
                                                            ---------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                  $   743   $   644   $   557
Adjustments to reconcile net income to net cash provided
   by operating activities:
   Deferred acquisition costs and value of business
      acquired                                                 (391)     (430)     (350)
   Premiums and fees receivable                                   2        54       112
   Accrued investment income                                     23        (4)       (5)
   Insurance policy and claim reserves                          (14)   (1,082)   (1,347)
   Net trading securities purchases, sales and maturities       165       (72)      (99)
   Cumulative effect of accounting change                        --        --        39
   Investment contract and policyholder funds                   778     1,893     1,536
   Amounts recoverable from reinsurers                          157       101       375
   Federal income taxes                                          43       144       121
   Stock-based compensation expense                              --        18        19
   Depreciation                                                  27        64        48
   Realized gain (loss) on investments and derivative
      instruments                                                (2)       16        59
   Gain on sale of subsidiaries/business                         --        --       (14)
   Amortization of deferred gain                                (76)      (77)      (87)
   Other                                                       (210)     (607)     (275)
                                                            -------   -------   -------
      Net Adjustments                                           502        18       132
                                                            -------   -------   -------
      Net Cash Provided by Operating Activities               1,245       662       689
                                                            -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Securities available-for-sale:
   Purchases                                                 (6,487)   (5,725)   (9,001)
   Sales                                                      4,181     3,767     4,740
   Maturities                                                 2,282     2,392     2,468
Purchase of other investments                                  (408)   (1,008)   (1,938)
Sale or maturity of other investments                           104     1,151     2,187
Proceeds from disposition of business                            --        --        10
Other                                                          (155)        9       146
                                                            -------   -------   -------
      Net Cash Provided by (Used in) Investing Activities      (483)      586    (1,388)
                                                            -------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of long-term debt                                      140        --        47
Payment of long-term debt                                        --       (47)       --
Net decrease in short-term debt                                 (13)        2       (10)
Universal life and investment contract deposits               4,791     4,783     4,928
Universal life and investment contract withdrawals           (4,268)   (3,755)   (3,353)
Investment contract transfers                                (1,821)   (1,483)   (1,336)
Increase in cash collateral on loaned securities                 --        45       181
Increase in funds withheld liability                            105       131        87
Capital contribution from shareholder                            --        --       100
Dividends paid to shareholders                                 (350)     (200)     (150)
                                                            -------   -------   -------
      Net Cash Provided by (Used in) Financing Activities    (1,416)     (524)      494
                                                            -------   -------   -------
      Net Increase (Decrease) in Cash and Invested Cash        (654)      724      (205)
                                                            -------   -------   -------
Cash and Invested Cash at Beginning-of-Year                   1,962     1,238     1,443
                                                            -------   -------   -------
      Cash and Invested Cash at End-of-Year                 $ 1,308   $ 1,962   $ 1,238
                                                            =======   =======   =======

See accompanying notes to the Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION.

The accompanying Consolidated Financial Statements include The Lincoln National Life Insurance Company ("the Company") and its majority-owned subsidiaries ("LNL" or the "Company" which may be referred to as "we" or "us"). The Company is domiciled in Indiana. Lincoln National Corporation ("LNC") owns 100% of the Company on a direct basis and its subsidiaries on an indirect basis. The Company owns 100% of the outstanding common stock of two insurance company subsidiaries:
First Penn-Pacific Life Insurance Company ("First Penn") and Lincoln Life & Annuity Company New York ("Lincoln Life New York"). The Company also owns several non-insurance companies, including Lincoln Financial Distributors ("LFD") and Lincoln Financial Advisors ("LFA"), LNC's internally owned wholesaling and retailing business units, respectively.

On April 3, 2006, LNC acquired the Jefferson-Pilot Corporation ("Jefferson-Pilot"). As a result of this transaction, the following affiliates of Jefferson-Pilot became affiliates of LNC: Jefferson Pilot Financial Insurance Company ("JPFIC"), which is domiciled in Nebraska; Jefferson-Pilot Life Insurance Company ("JPL"), which is domiciled in North Carolina; and JPFIC's wholly owned subsidiary Jefferson-Pilot LifeAmerica Insurance Company ("JP LifeAmerica"), which is domiciled in the state of New Jersey and commercially domiciled in New York.

On January 17, 2007, The Nebraska Insurance Department approved the merger of JPFIC with and into LNL. The Indiana Department of Insurance has not yet issued its final approval due to a limitation in its laws regarding approval of a transaction in excess of 90 days before closing. The anticipated effective date of the proposed transaction is July 2, 2007.

On February 15, 2007, the North Carolina Department of Insurance approved the merger of JPL, with and into LNL. The Indiana Department of Insurance approved the merger on February 15, 2007. The expected effective date of the merger is April 2, 2007.

On February 22, 2007, the New Jersey Department of Banking and Insurance approved a request to redomicle JPLA from New Jersey to New York. The New York Insurance Department is reviewing for approval a request to redomicile JPLA to New York, and then merge Lincoln Life & Annuity Company of New York with and into JPLA. Subject to the New York Insurance Department approval, the effective date of these proposed transactions is April 2, 2007. The surviving merged company will adopt the name Lincoln Life & Annuity Company of New York.

LNL's principal businesses consist of underwriting annuities, deposit-type contracts and life insurance through multiple distribution channels. LNL is licensed and sells its products throughout the United States and several U.S. territories. Operations are divided into two business segments: Individual Markets and Employer Markets (see Note 11). These Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States.

ACCOUNTING ESTIMATES AND ASSUMPTIONS.

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets and derivatives, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, deferred sales inducements, insurance and investment contract liabilities, deferred front end loads, pension plans, income taxes and the potential effects of resolving litigated matters.

INVESTMENTS.

Securities available-for-sale consist of fixed maturity and equity securities, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA"). Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, we apply professional judgment and make adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and investment income are recognized when earned. Amortization of premiums and accretion of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses with a corresponding reduction in the cost of available-for-sale fixed maturity and equity securities. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments.

Trading securities consist of fixed maturity and equity securities in designated portfolios, which support modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements. Investment results for these portfolios, including gains and losses from sales, are passed directly to the reinsurers through the contractual terms of the reinsurance arrangements. Trading securities are carried at fair value and changes in fair value are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of embedded derivative liabilities associated with the underlying reinsurance arrangements.

For the mortgage-backed securities portion of the trading and available-for-sale fixed maturity securities portfolios, we recognize investment income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When the effective yield changes, the carrying value of the security is adjusted prospectively. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts and are net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the amortized cost of the mortgage loan and the estimated value. Estimated value is based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate;
2) the loan's observable market price; 3) the fair value of the collateral. The provision for losses is reported as realized gain (loss) on investments. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. Interest income on mortgage loans includes interest collected, the change in accrued interest, and amortization of premiums and discounts. Mortgage loan fees and costs are recorded in net investment income as they are incurred.

Investment real estate is carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset. Cost is adjusted for impairment when the projected undiscounted cash flow from the investment is less than the carrying value. Impaired real estate is written down to the estimated fair value of the real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Also, valuation allowances for losses are established, as appropriate, for real estate holdings that are in the process of being sold. Real estate acquired through foreclosure proceedings is reclassified on the balance sheet from mortgage loans on real estate to real estate and is recorded at fair value at the settlement date, which establishes a new cost basis. If a subsequent periodic review of a foreclosed property indicates the fair value, less estimated costs to sell, is lower than the carrying value at settlement date, the carrying value is adjusted to the lower amount. Write-downs to real estate and any changes to the reserves on real estate are reported as realized gain
(loss) on investments.

Policy loans are carried at aggregate unpaid balances.

Realized gain (loss) on investments includes realized gains and (losses) from the sale of investments, derivative gains (losses), gains on sale of subsidiaries/business, and net gain on reinsurance embedded derivative/trading securities. See Note 3 for additional detail. Realized gain (loss) on investments is recognized in net income, net of associated amortization of DAC and investment expenses, using the specific identification method. Changes in the fair values of available-for-sale securities carried at fair value are reported as a component of accumulated other comprehensive income, after deductions for related adjustments for DAC and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

DERIVATIVE INSTRUMENTS.

We hedge certain portions of our exposure to interest rate risk, credit risk, foreign exchange risk and equity fluctuation risk by entering into derivative transactions. We recognize all derivative instruments as either assets or liabilities in the consolidated Balance Sheets at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument based upon the exposure being hedged -- as a cash flow hedge, fair value hedge or a hedge of a net investment in a foreign operation. As of December 31, 2006 and 2005, we had derivative instruments that were designated and qualified as cash flow hedges and fair value hedges. In addition, we had derivative instruments that were economic hedges, but were not designated as hedging instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income ("OCI") and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of designated future cash flows of the hedged item (hedge ineffectiveness), if any, is recognized in net income during the period of change. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain in fair value on the hedged item attributable to the hedged risk are recognized in net income during the period of change in fair values. For derivative instruments not designated as hedging instruments but are economic hedges, the gain or loss is recognized in current income during the period of change in the corresponding income statement line as the transaction being hedged.

We have certain Modco and CFW reinsurance arrangements with embedded derivatives related to the funds withheld assets.

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the fair value of these derivatives are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of trading securities in portfolios that support these arrangements.

See Note 9 for further discussion of our accounting policy for derivative instruments.

CASH AND INVESTED CASH.

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

DEFERRED ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED, DEFERRED FRONT END LOADS, DEFERRED SALES INDUCEMENTS.

Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97") and SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). Under SFAS 97, acquisition costs for universal life, variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges, investment, mortality net of reinsurance ceded and expense margins, and actual realized gain
(loss) on investments. Past amortization amounts are adjusted when revisions are made to the estimates of current or future gross profits expected from a group of products. Policy lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the policies. Policy lives for fixed and variable deferred annuities are 14 to 20 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term, or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable experience.

Under SFAS 60, acquisition costs for traditional life insurance products, which include whole life and term life insurance contracts are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no DAC being amortized under SFAS 60 for fixed and variable payout annuities.

For all SFAS 97 and SFAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience and expected trends.

VOBA is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products acquired, (i.e., variable deferred annuities) and over the premium paying period for insurance products acquired, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for VOBA vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. VOBA is amortized in a manner consistent with DAC.

The carrying amounts of DAC and VOBA are adjusted for the effect of realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

Bonus credits and excess interest for dollar cost averaging ("DCA") contracts are considered sales inducements and are deferred as a sales inducement asset (referred to as "deferred sales inducements" or "DSI") and the unamortized balance is reported in other assets. DSI is amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC. DSI is reported within the other assets caption of the Consolidated Balance Sheets.

Policy sales charges that are collected in the early years of an insurance policy have been deferred (referred to as "deferred front-end loads" or "DFEL") and are amortized into income over the life of the policy in a manner consistent with that used for DAC. DFEL is reported within the investment contract and policyholder funds caption of the Consolidated Balance Sheets. The deferral and amortization of DFEL is reported within insurance fees in the Consolidated Statements of Income.

During the third quarter of each year, we conduct our annual comprehensive review of the assumptions underlying the amortization of DAC, VOBA, DSI and DFEL. We review the various assumptions including investment margins, mortality and retention. These assumptions also impact the reserves for the guarantee features within our variable annuity and life insurance products. In addition to the annual third quarter review of assumptions, if factors or trends indicate that actual experience varies significantly from these assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs and value of business acquired, referred to as prospective unlockings, are reflected in amortization expense within the Consolidated Statements of Income. Prospective unlockings affecting DSI are reflected in benefits expense and affecting DFEL are included in insurance fees within the Consolidated Statements of Income.

DAC and VOBA are reviewed periodically to determine that the unamortized portion does not exceed the expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REINSURANCE.

We enter into reinsurance agreements with other companies in the normal course of our business. Assets/Liabilities and premiums/benefits from certain reinsurance contracts that grant statutory surplus relief to other insurance companies are netted on the balance sheets and income statements, respectively, since there is a right of offset. All other reinsurance agreements are reported on a gross basis in the balance sheets as an asset for amounts recoverable from reinsurers or as a component of other liabilities for amounts, such as premiums, owed to the reinsurers, with the exception of Modco agreements for which the right of offset also exists.

GOODWILL AND OTHER INTANGIBLE ASSETS.

We recognize the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

Other intangible assets, which consist of only of DSI as of December 31, 2006 and 2005, net of accumulated amortization are reported in other assets. DSI is amortized as discussed above, under the heading Deferred Acquisition Costs, Value of Business Acquired, Deferred Front End Loads, Deferred Sales Inducements.

PROPERTY AND EQUIPMENT.

Property and equipment owned for company use is included in other assets in our Consolidated Balance Sheets and is carried at cost less allowances for depreciation. Provisions for depreciation of investment real estate and property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets, which include buildings, computer hardware and software and other property and equipment.

IMPAIRMENT OF LONG-LIVED ASSETS.

We periodically review the carrying value of our long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Long-lived assets to be disposed of by abandonment or in an exchange for a similar productive long-lived asset are classified as held and used until disposed of.

Long-lived assets to be sold are classified as held for sale and are no longer depreciated. Certain criteria have to be met in order for the long-lived asset to be classified as held for sale, including that a sale is probable and expected to occur within one year. Long-lived assets classified as held for sale are recorded at the lower of their carrying amount or fair value less cost to sell.

ASSETS HELD IN SEPARATE ACCOUNTS/LIABILITIES RELATED TO SEPARATE ACCOUNTS.

These assets and liabilities related to separate accounts represent segregated funds administered and invested by us and our insurance subsidiaries for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by us and our insurance subsidiaries for administrative and contractholder maintenance services performed for these separate accounts are included in insurance fee revenue. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the Consolidated Statements of Income.

INSURANCE AND INVESTMENT CONTRACT LIABILITIES.

The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.00% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 0.75% to 13.50%. These investment yield assumptions are intended to represent an estimation of the interest rate experience for the period that these policy benefits are payable.

The liabilities for future claim reserves for variable annuity products containing guaranteed minimum death benefits ("GMDB") features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GMDB payments plus interest. The change in the reserve for a period is then the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC.

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

With respect to its insurance and investment contract liabilities, we continually review our: 1) overall reserve position; 2) reserving techniques and
3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The business written or assumed by us includes participating life insurance contracts, under which the policyholder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2006 and 2005 participating policies comprised 1% of the face amount of insurance in-force, and dividend expenses were $70 million, $78 million, and $77 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Universal life and variable life products with secondary guarantees represent approximately 31% of permanent life insurance in-force at December 31, 2006 and approximately 67% of sales of these products in 2006. Liabilities for the secondary guarantees on universal life-type products are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC, VOBA, DFEL and DSI. The accounting for secondary guarantee benefits impacts, and is impacted by, EGPs used to calculate amortization of DAC, VOBA, DFEL and DSI. The risk for the secondary guarantee is ceded to an affiliate of the Company in an arrangement that does not qualify as reinsurance. If the Company incurs a claim under the secondary guarantee benefit, then the affiliate will reimburse the Company for the cost of insurance charges. The reinsurance of the secondary guarantee is considered a derivative as it does not meet the insurance risk transfer requirements of FAS 113. The fair value of the derivative is determined based on the fair value of the cash flows related to this agreement.

LOANED SECURITIES.

Securities loaned are treated as collateralized financing transactions and a liability is recorded equal to the cash collateral received which is typically greater than the market value of the related securities loaned. This liability is included within other liabilities in our Consolidated Balance Sheets. Our agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. We value collateral daily and obtain additional collateral when deemed appropriate.

BORROWED FUNDS.

Short-term borrowings are defined as borrowings with contractual or expected maturities of one year or less. Long-term borrowings have contractual or expected maturities greater than one year.

COMMITMENTS AND CONTINGENCIES.

Contingencies arising from environmental remediation costs, regulatory judgments, claims, assessments, guarantees, litigation, recourse reserves, fines, penalties and other sources are recorded when deemed probable and estimable.

PREMIUMS AND FEES ON INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS.

Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance. Revenues for investment products and universal life insurance products consist of net investment income, asset based fees, cost of insurance charges, percent of premium charges, policy administration charges and surrender charges that have been assessed and earned against policy account balances and premiums received during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset based fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contractholder in accordance with contractual terms.

PREMIUMS ON TRADITIONAL LIFE INSURANCE PRODUCTS.

Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due from the policyholder.

OTHER REVENUES AND FEES.

Other revenue and fees principally consists of amounts earned by LFA, our retail distribution arm, from sales of third party insurance and investment products. Such revenue is recorded as earned at the time of sale.

BENEFITS AND EXPENSES.

Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in our general account during 2004 through 2006 ranged from 4.0% to 7.0%. For traditional life, group health and disability income products, benefits and expenses, other than DAC, are recognized when incurred in a manner consistent with the related premium recognition policies. Benefits and expenses includes the change in reserves for annuity products with guaranteed benefits, such as GMDB, and the change in fair values of guarantees for annuity products with guaranteed income benefits ("GIB") or guaranteed minimum withdrawal benefits ("GMWB").

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS.

Pursuant to the accounting rules for our obligations to employees under our various pension and other postretirement benefit plans, we are required to make a number of assumptions to estimate related liabilities and expenses. We use assumptions for the weighted-average discount rate, expected return on plan assets and a salary increase assumption to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is initially established at the beginning of the plan year based on historical and projected future rates of return and is the average rate of earnings expected on the funds invested or to be invested in the plan. The calculation of our accumulated postretirement benefit obligation also uses an assumption of weighted-average annual rate of increase in the per capita cost of covered benefits, which reflects a health care cost trend rate. See Note 7 for more information on our accounting for employee benefit plans.

STOCK-BASED COMPENSATION.

We expense the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to shareholder's equity. For additional information on stock-based incentive compensation see Note 8.

INCOME TAXES.

We and our eligible subsidiaries have elected to file consolidated Federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, we provide for income taxes on a separate return filing basis. The tax sharing agreement also provides that we will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

RECLASSIFICATIONS.

Certain amounts reported in prior years' Consolidated Financial Statements have been reclassified to conform with the presentation adopted in the current year. These reclassifications have no effect on net income or shareholder's equity of the prior years.

2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES

SFAS NO. 123(R) -- SHARE-BASED PAYMENT.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires us to recognize at fair value all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, LNC adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). LNC's results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the amount of stock-based compensation expense allocated to the Company in 2006.

See Note 8 for more information regarding our stock-based compensation plans.

FSP 115-1 -- THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 -- "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments" references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. Our existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where we do not have the intent to hold the securities until either maturity or recovery. We adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on our consolidated financial condition or results of operations.

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2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES (CONTINUED)

SFAS NO. 158 -- EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS -- AN AMENDMENT OF FASB STATEMENTS NO. 87, 88, 106, AND 132(R).

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). The guidance requires us to recognize on the balance sheet the funded status of our defined benefit postretirement plans as either an asset or liability, depending on the plans' funded status, with changes in the funded status recognized through other comprehensive income. The funded status is measured as the difference between the fair value of the plan assets and the projected benefit obligation, for pension plans, or the accumulated postretirement benefit obligation for postretirement benefit plans. Prior service costs or credits and net gains or losses which are not recognized in current net periodic benefit cost, pursuant to SFAS No. 87, "Employers' Account for Pensions" or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," must be recognized in other comprehensive income, net of tax, in the period in which they occur. As these items are recognized in net periodic benefit cost, the amounts accumulated in other comprehensive income are adjusted. Under SFAS 158, disclosure requirements have also been expanded to separately provide information on the prior service costs or credits and net gains and losses recognized in other comprehensive income and their effects on net periodic benefit costs. Retroactive application of SFAS 158 is not permitted. We applied the recognition provisions of SFAS 158 as of December 31, 2006. The adoption of SFAS 158 resulted in a reduction to accumulated other comprehensive income of $6 million.

See Note 7 for more information regarding our adoption of SFAS 158.

SAB NO. 108 -- CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on our consolidated financial statements.

STATEMENT OF POSITION 05-1.

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 addresses the accounting for Deferred Acquisition Costs ("DAC") on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

We will adopt this new accounting guidance effective January 1, 2007, primarily impacting our Individual Markets Annuities business. The adoption of this new guidance will impact our assumptions for lapsation used in the amortization of DAC and VOBA on certain blocks of our business. Our adoption will result in a reduction to our DAC and VOBA balances between $20 million to $50 million pre-tax, which will be recorded as a reduction to retained earnings with no impact on net income. The impact of SOP 05-1 is expected to prospectively increase DAC and VOBA amortization $3 million to $20 million, pre-tax, in 2007 assuming that replacement activity, as defined by SOP 05-1, is comparable to recent years. Our estimates are based upon our interpretation of SOP 05-1 and the proposed implementation guidance and do not consider our interpretations of final implementation guidance that could be issued in 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ from our estimates as the issuance of new implementation guidance and evolving industry practice may affect our interpretation and implementation.

SFAS NO. 155 -- ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -- AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140" ("SFAS 155"), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may

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2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES (CONTINUED)

make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"); (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB cleared Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" ("DIG B40"). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

We will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 will not have a material impact on our consolidated financial condition or results of operations.

FASB INTERPRETATION NO. 48 -- ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. We will adopt the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on our consolidated financial condition or results of operations.

SFAS NO. 157 -- FAIR VALUE MEASUREMENTS.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the effects of SFAS 157 on our consolidated financial condition and results of operations.

SOP 03-1.

Effective January 1, 2004, we implemented the provisions of AICPA SOP 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"). Adjustments arising from implementation, as discussed below, were recorded in net income as a cumulative effect of accounting change.

GUARANTEED MINIMUM DEATH BENEFIT RESERVES. Although there was no method prescribed under GAAP for GMDB reserving until the issuance of SOP 03-1, our Individual Annuities segment had been recording a reserve for GMDBs. At December 31, 2003, our GMDB reserve was $46 million. Adoption of the GMDB reserving methodology under SOP 03-1 resulted in a decrease to reserves of $10 million pre-tax. GMDB reserves were $23 million and $15 million at December 31, 2006 and 2005, respectively, of which $21 and $15 million were ceded to an affiliated reinsurance company.

Application of SOP 03-1 impacts EGPs used to calculate amortization of DAC, VOBA, DSI, and the liability for DFEL. The benefit ratio approach under SOP 03-1 results in a portion of future GMDB fees being accrued as a liability for future GMDB reserves. As a result, the EGPs used in our determination of DAC amortization are lower under SOP 03-1. Therefore upon adoption of SOP 03-1 we reported an unfavorable DAC/VOBA/DSI/DFEL unlocking as a negative cumulative effect adjustment of $43 million pre-tax in 2004.

The combined effects of the GMDB reserve requirements and related unlocking adjustments from implementation of SOP 03-1 resulted in a charge to net income for the cumulative effect of accounting change of $35 million pre-tax ($23 million after-tax) in 2004.

SALES INDUCEMENTS. Our Individual Markets -- Annuities segment variable annuity product offerings include contracts that offer a bonus credit, typically ranging from 2% to 5% of each deposit. We also offer enhanced interest rates to variable annuity contracts that are under DCA funding arrangements. Bonus credits and excess DCA interest are considered sales inducements under SOP 03-1 and, as such, are to be deferred as a sales inducement asset and amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

UNIVERSAL LIFE CONTRACTS. Our Individual Markets -- Life Insurance segment offers an array of individual and survivor-life universal life insurance products that contain features for which SOP 03-1 might apply. A review of the products and their features for possible SOP implications concluded that no additional reserves were necessary with the exception of the MoneyGuard(R) product. MoneyGuard(R) is a universal life insurance product with an acceleration of death benefit feature that provides convalescent care benefit payments when the insured becomes chronically ill. There is an optional extension of benefit rider available that will provide continuation of the convalescent care benefit payments once the total benefits from the base policy have been exhausted. The optional extended benefit payments can be for 2 years, 4 years, or the remaining life of the insured. Charges for the extension rider are deducted from the base policy account value and vary by the length of extension period selected. The adoption of SOP 03-1 in 2004 resulted in a charge recorded as a cumulative effect of accounting change of $4 million pre-tax ($3 million after-tax) for the extension of benefit feature in MoneyGuard(R).

SFAS NO. 159 -- THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the potential effects of SFAS 159 on our consolidated financial condition and results of operations.

3. INVESTMENTS

The amortized cost, gross unrealized gain and loss, and fair value of securities available-for-sale are as follows:

                                              AMORTIZED
                                                COST       GAINS   LOSSES   FAIR VALUE
                                              ---------   ------   ------   ----------
                                                            (IN MILLIONS)
                                              ----------------------------------------
2006:
   Corporate bonds                             $24,262    $  807   $(238)     $24,831
   U.S. Government bonds                           141         7      --          148
   Foreign government bonds                        689        58      (2)         745
   Asset and mortgage-backed securities:
      Mortgage pass-through securities             389         3      (5)         387
      Collateralized mortgage obligations        3,156        18     (43)       3,131
      Commercial Mortgage Backed Securities      2,235        37     (19)       2,253
      Other asset-backed securities                130         3      --          133
   State and municipal bonds                       113         2      (1)         114
   Redeemable preferred stocks                      89         9      --           98
                                               -------    ------   -----      -------
         Total fixed maturity securities        31,204       944    (308)      31,840
   Equity securities                               191        14      (2)         203
                                               -------    ------   -----      -------
         Total                                 $31,395    $  958   $(310)     $32,043
                                               =======    ======   =====      =======
2005:
   Corporate bonds                             $24,190    $1,106   $(241)     $25,055
   U.S. Government bonds                           143        12      --          155
   Foreign government bonds                        839        62      (3)         898
   Asset and mortgage-backed securities:
      Mortgage pass-through securities             453         5      (6)         452
      Collateralized mortgage obligations        2,982        25     (34)       2,973
      Commercial Mortgage Backed Securities      2,350        52     (20)       2,382
      Other asset-backed securities                 99         3      --          102
   State and municipal bonds                       123         4      (1)         126
   Redeemable preferred stocks                      88        14      --          102
                                               -------    ------   -----      -------
         Total fixed maturity securities        31,267     1,283    (305)      32,245
Equity securities                                   95         6      --          101
                                               -------    ------   -----      -------
         Total                                 $31,362    $1,289   $(305)     $32,346
                                               =======    ======   =====      =======

Future maturities of fixed maturity securities available-for-sale are as follows:

                                          AMORTIZED     FAIR
                                            COST        VALUE
                                          ---------   --------
                                              (IN MILLIONS)
                                          --------------------
Due in one year or less                    $ 1,052    $ 1,056
Due after one year through  five years       6,605      6,759
Due after five years through  ten years      8,538      8,630
Due after ten years                          9,099      9,491
                                           -------    -------
   Subtotal                                 25,294     25,936
Asset and mortgage-backed securities         5,910      5,904
                                           -------    -------
   Total                                   $31,204    $31,840
                                           =======    =======

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

The amortized cost and estimated fair value of investments in asset/mortgage-backed securities summarized by interest rates of the underlying collateral are as follows:

                                          AMORTIZED     FAIR
                                            COST        VALUE
                                          ---------   --------
                                              (IN MILLIONS)
                                          --------------------
Below 5%                                    $   91     $   91
5%-6%                                        2,458      2,419
6%-7%                                        2,179      2,178
Above 7%                                     1,182      1,216
                                            ------     ------
   Total                                    $5,910     $5,904
                                            ======     ======

The quality ratings of fixed maturity securities available-for-sale are as follows:

    NAIC           RATING AGENCY
DESIGNATION   EQUIVALENT DESIGNATION   FAIR VALUE   % OF TOTAL
-----------   ----------------------   ----------   ----------
                                            (IN MILLIONS)
                                       -----------------------
     1        AAA / AA / A               $19,335       60.7%
     2        BBB                         10,147       31.9%
     3        BB                           1,420        4.5%
     4        B                              748        2.3%
     5        CCC and lower                  169        0.5%
     6        In or near default              21        0.1%
                                         -------      -----
                                         $31,840      100.0%
                                         =======      =====

The major categories of net investment income are as follows:

                                                2006     2005     2004
                                               ------   ------   ------
                                                     (IN MILLIONS)
                                               ------------------------
Fixed maturity securities available-for-sale   $1,970   $1,959   $1,932
Equity securities  available-for-sale              10        7        8
Trading securities                                181      176      173
Mortgage loans on real estate                     271      288      350
Real estate                                        37       48       25
Policy loans                                      120      118      119
Invested cash                                      53       46       21
Other investments                                  61       61       54
                                               ------   ------   ------
   Investment revenue                           2,703    2,703    2,682
Investment expense                                109      111       89
                                               ------   ------   ------
   Net investment income                       $2,594   $2,592   $2,593
                                               ======   ======   ======

Trading securities at fair value retained in connection with Modco and CFW reinsurance arrangements, consisted of the following:

                                         2006     2005
                                        ------   ------
                                         (IN MILLIONS)
                                        ---------------
Corporate bonds                         $2,140   $2,282
U.S. Government bonds                      331      322
Foreign government bonds                    45       52
Asset and mortgage-backed securities:
   Mortgage pass-through securities         24       29
   Collateralized mortgage obligations     111      113
   Commercial Mortgage Backed Securities   133      149
   Other asset-backed securities             8        9
State and municipal bonds                   18       19
Redeemable preferred stocks                  8        8
                                        ------   ------
      Total fixed maturity securities    2,818    2,983
Equity securities                            2        2
                                        ------   ------
      Total                             $2,820   $2,985
                                        ======   ======

The portion of the market adjustment for trading securities still held at December 31, 2006 and 2005 was a loss of $48 million and $70 million, respectively.

The detail of the realized gain (loss) on investments is as follows:

                                                                    2006    2005   2004
                                                                    ----    ----   -----
                                                                        (IN MILLIONS)
                                                                    --------------------
Realized loss on investments and derivative instruments             $(2)   $(21)   $(58)
Gain (loss) on reinsurance embedded derivative/trading securities     4       5      (1)
Gain on sale of subsidiaries/business                                --      --      14
                                                                    ---    ----    ----
Total realized gain (loss) on investments                           $ 2    $(16)   $(45)
                                                                    ===    ====    ====

The detail of the realized loss on investments and derivative instruments is as follows:

                                                 2006   2005    2004
                                                -----   ----   -----
                                                    (IN MILLIONS)
                                                --------------------
Fixed maturity securities  available-for-sale
   Gross gain                                    $103   $113   $ 107
   Gross loss                                     (82)   (90)   (115)
Equity securities available-for-sale
   Gross gain                                       1      8      19
   Gross loss                                      --     --      (1)
Other investments                                   9     10       4
Associated amortization of  deferred
   acquisition costs and  provision for
   policyholder  commitments                      (31)   (52)    (51)
Investment expenses                                (2)    (9)    (10)
                                                -----   ----   -----
Total Investments                                  (2)   (20)    (47)
Derivative instruments net of  associated
   amortization of  deferred acquisition
   costs                                           --     (1)    (11)
                                                -----   ----   -----
   Total investments and derivative
      instruments                                $ (2)  $(21)  $ (58)
                                                =====   ====   =====

Provisions (credits) for write-downs and net changes in allowances for loss, which are included in the realized loss on investments and derivative instruments shown above, are as follows:

                                2006   2005   2004
                                ----   ----   ----
                                   (IN MILLIONS)
                                ------------------
Fixed maturity securities        $56    $19    $67
available-for-sale
Mortgage loans on real estate      1     (6)    (2)
                                 ---    ---    ---
Total                            $57    $13    $65
                                 ===    ===    ===

The change in unrealized appreciation (depreciation) on investments in fixed maturity and equity securities available-for-sale is as follows:

                             2006    2005   2004
                            -----   -----   ----
                                (IN MILLIONS)
                            --------------------
Fixed maturity securities   $(342)  $(839)   $61
Equity securities               6      (6)    (6)
                            -----   -----    ---
Total                       $(336)  $(845)   $55
                            =====   =====    ===

For securities available for sale held by us at December 31, 2006 and 2005 that are in unrealized loss status, the fair value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position are presented in the table below.

                               FAIR    % FAIR   AMORTIZED   % AMORTIZED   UNREALIZED   % UNREALIZED
                              VALUE     VALUE      COST          COST        LOSS           LOSS
                             -------   ------   ---------   -----------   ----------   ------------
                                                          (IN MILLIONS)
                             ----------------------------------------------------------------------
2006
less than or equal to
 90 days                     $ 3,646     27.5%   $ 3,672        27.0%       $ (26)          8.4%
greater than 90 days but
 less than or equal 180 days     112      0.8%       115         0.9%          (3)          1.0%
greater than 180 days but
 less than or equal 270 days     842      6.3%       861         6.3%         (19)          6.1%
greater than 270 days but
 less than or equal 1 year     1,456     11.0%     1,492        11.0%         (36)         11.6%
greater than 1 year            7,226     54.4%     7,452        54.8%        (226)         72.9%
                             -------    -----    -------       -----        -----         -----
   Total                     $13,282    100.0%   $13,592       100.0%       $(310)        100.0%
                             =======    =====    =======       =====        =====         =====
2005
less than or equal to
 90 days                     $ 3,006     27.6%   $ 3,039        27.1%       $ (33)         10.8%
greater than 90 days but
 less than or equal 180 days   5,152     47.4%     5,258        47.1%        (106)         34.8%
greater than 180 days but
 less than or equal 270 days     374      3.4%       384         3.4%         (10)          3.3%
greater than 270 days but
 less than or equal 1 year       789      7.2%       822         7.3%         (33)         10.8%
greater than 1 year            1,570     14.4%     1,693        15.1%        (123)         40.3%
                             -------    -----    -------       -----        -----         -----
   Total                     $10,891    100.0%   $11,196       100.0%       $(305)        100.0%
                             =======    =====    =======       =====        =====         =====

For fixed maturity and equity securities available-for-sale with unrealized losses as of December 31, 2006 and 2005, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position are summarized as follows:

                                                    LESS THAN
                                               OR EQUAL TO TWELVE     GREATER THAN TWELVE
                                                     MONTHS                 MONTHS                  TOTAL
                                              --------------------   --------------------   ---------------------
                                                           GROSS                  GROSS                   GROSS
                                                FAIR    UNREALIZED    FAIR     UNREALIZED     FAIR     UNREALIZED
                                               VALUE      LOSSES      VALUE      LOSSES       VALUE      LOSSES
                                              -------   ----------   -------   ----------   --------   ----------
                                                                         (IN MILLIONS)
                                              -------------------------------------------------------------------
2006:
   Corporate bonds                            $ 4,527    $   (71)    $ 4,892    $  (167)    $  9,419     $(238)
   U.S. Government bonds                            3         --          --         --            3        --
   Foreign government bonds                        56         (1)         62         (1)         118        (2)
   Asset and mortgage-backed securities:
      Mortgage pass-through securities             63         --         223         (5)         286        (5)
      Collateralized mortgage obligations         890         (7)      1,320        (36)       2,210       (43)
      Commercial Mortgage Backed Securities       451         (3)        663        (16)       1,114       (19)
      Other asset-backed securities                --         --          21         --           21        --
   State and municipal bonds                       16         --          44         (1)          60        (1)
   Redeemable preferred stocks                     --         --           1         --            1        --
                                              -------    -------     -------    -------     --------     -----
         Total fixed maturity securities        6,006        (82)      7,226       (226)      13,232      (308)
Equity securities                                  50         (2)         --         --           50        (2)
                                              -------    -------     -------    -------     --------     -----
         Total                                $ 6,056    $   (84)    $ 7,226    $  (226)    $ 13,282     $(310)
                                              =======    =======     =======    =======     ========     =====
2005:
   Corporate bonds                            $ 6,300    $  (132)    $ 1,235    $  (109)    $  7,535     $(241)
   U.S. Government bonds                           --         --          --         --           --        --
   Foreign government bonds                       169         (3)         38         --          207        (3)
   Asset and mortgage-backed securities:
      Mortgage pass-through securities            320         (4)         39         (2)         359        (6)
      Collateralized mortgage obligations       1,589        (27)        145         (7)       1,734       (34)
      Commercial Mortgage Backed Securities       888        (16)        100         (4)         988       (20)
      Other asset-backed securities                23         --          --         --           23        --
   State and municipal bonds                       31         --          13         (1)          44        (1)
   Redeemable preferred stocks                      1         --          --         --            1        --
                                              -------    -------     -------    -------     --------     -----
         Total fixed maturity securities        9,321       (182)      1,570       (123)      10,891      (305)
Equity securities                                  --         --          --         --           --        --
                                              -------    -------     -------    -------     --------     -----
         Total                                $ 9,321    $  (182)    $ 1,570    $  (123)    $ 10,891     $(305)
                                              =======    =======     =======    =======     ========     =====

Securities available-for-sale that were deemed to have declines in fair value that were other than temporary were written down to fair value. The fixed maturity securities to which these write-downs apply were generally of investment grade at the time of purchase, but were subsequently downgraded by rating agencies to "below-investment grade." Factors we considered in determining whether declines in the fair value of fixed maturity securities are other than temporary include 1) the significance of the decline, 2) our ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in value, and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other than temporary, the security is written down to fair value. See Note 10 - Fair Value of Financial Instruments to the Consolidated Financial Statements for a general discussion of the methodologies and assumptions used to determine estimated fair values.

The balance sheet captions, "Real estate" and "Other assets," which includes property and equipment, include accumulated depreciation as follows:

                          2006   2005
                          ----   ----
                         (IN MILLIONS)
                         -------------
Real estate               $ 25   $ 19
Property and equipment     240    255


Impaired mortgage loans along with the related allowance for losses are as follows:

                                            2006   2005
                                            ----   ----
                                           (IN MILLIONS)
                                           -------------
Impaired loans with allowance for losses     $27    $66
Allowance for losses                          (1)    (9)
                                             ---    ---
   Net impaired loans                        $26    $57
                                             ===    ===

We believe the allowance for losses is maintained at a level adequate to absorb estimated probable credit losses. Our periodic evaluation of the adequacy of the allowance for losses is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

A reconciliation of the mortgage loan allowance for losses for these impaired mortgage loans is as follows:

                                     2006   2005   2004
                                     ----   ----   ----
                                        (IN MILLIONS)
                                     ------------------
Balance at beginning-of-year          $ 9    $15    $17
Provisions for losses                   1      2      5
Releases due to principal paydowns     (9)    (8)    (7)
                                      ---    ---    ---
   Balance at end-of-year             $ 1    $ 9    $15
                                      ===    ===    ===

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were as follows:

                                                2006   2005   2004
                                                ----   ----   ----
                                                  (IN MILLIONS)
                                                ------------------
Average recorded investment in impaired loans    $41    $62   $101
Interest income recognized on impaired loans       4      5      9

All interest income on impaired mortgage loans was recognized on the cash basis of income recognition.

As of December 31, 2006 and 2005, we had no mortgage loans on non-accrual status. As of December 31, 2006 and 2005, we had no mortgage loans past due 90 days and still accruing.

As of December 31, 2006 and 2005, we had restructured mortgage loans of $15 million and $45 million, respectively. We recorded $1 million and $2 million of interest income on these restructured mortgage loans in 2006 and 2005, respectively. Interest income in the amount of $1 million and $4 million would have been recorded on these mortgage loans according to their original terms in 2006 and 2005, respectively. As of December 31, 2006 and 2005, we had no outstanding commitments to lend funds on restructured mortgage loans.

As of December 31, 2006, our investment commitments for fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate were $1,072 million. This includes $283 million of standby commitments to purchase real estate upon completion and leasing.

The carrying value of fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing totaled $40 million and $67 million at December 31, 2006 and 2005, respectively.

4. FEDERAL INCOME TAXES

The Federal income tax expense is as follows:

                       2006   2005   2004
                       ----   ----   ----
                          (IN MILLIONS)
                       ------------------
Current                $148   $111   $ 98
Deferred                 99    112     95
                       ----   ----   ----
   Total tax expense   $247   $223   $193
                       ====   ====   ====

The effective tax rate on pre-tax income from continuing operations is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                     2006   2005   2004
                                     ----   ----   ----
                                        (IN MILLIONS)
                                     ------------------
Tax rate times pre-tax income        $347   $303   $272
Effect of:
   Tax-preferred investment income    (80)   (63)   (69)
   Tax credits                        (16)   (14)   (14)
   Other                               (4)    (3)     4
                                     ----   ----   ----
      Provision for income taxes     $247   $223   $193
                                     ====   ====   ====
      Effective tax rate               25%    26%    25%

The Federal income tax liability, included in other liabilities on the Consolidated Balance Sheets is as follows:

                                         2006   2005
                                         ----   ----
                                        (IN MILLIONS)
                                         -----------
Current                                   $20    $77
Deferred                                   28     24
                                          ---   ----
   Total Federal income tax liability     $48   $101
                                          ===   ====

Significant components of our deferred tax assets and liabilities are as follows:

                                                        2006     2005
                                                       ------   ------
                                                        (IN MILLIONS)
                                                       ---------------
Deferred tax assets:
Insurance and investment contract liabilities          $1,275   $1,206
Reinsurance deferred gain                                 265      291
Modco embedded derivative                                  76       98
Postretirement benefits other than pension                 14       15
Compensation related                                      111      100
Ceding commission asset                                     9       11
Other                                                      89       53
                                                        -----    -----
   Total deferred tax assets                            1,839    1,774
                                                        -----    -----
Deferred tax liabilities:
Deferred acquisition costs                              1,208      998
Net unrealized gain on securities available-for-sale      230      351
Trading security gains                                     74       91
Present value of business in-force                        238      260
Other                                                     117       98
                                                        -----    -----
   Total deferred tax liabilities                       1,867    1,798
                                                        -----    -----
Net deferred tax liability                             $   28   $   24
                                                       ======   ======

We and our affiliates are part of a consolidated Federal income tax filing with LNC. Cash paid for Federal income taxes in 2006, 2005 and 2004 was $208 million, $75 million and $56 million, respectively.

We are required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, we concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." On October 23, 2004, President Bush signed into law the "American Jobs Creation Act of 2004." Beginning January 1, 2005 through December 31, 2006, the additional tax imposed on distributions from the special tax account, Policyholders' Surplus, was suspended. In addition, the statute provides that distributions made during the two-year suspension period will first reduce the Policyholders' Surplus account balance. Our 2005 dividend activity along with that of our insurance subsidiaries eliminated the account balance during the suspension period.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the first quarter of 2006, the IRS completed its examination for the tax years 1999 through 2002 with assessments resulting in a payment that was not material to our consolidated results of operations. In addition to taxes assessed and interest, the payment included a deposit relating to a portion of the assessment, which we continue to challenge. LNC believes this portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. We do not anticipate that any adjustments that might result from such audits would be material to the Company's results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2003 and 2004.

5. SUPPLEMENTAL FINANCIAL DATA

Reinsurance transactions included in the income statement captions, "Insurance Premiums" and "Insurance Fees", excluding amounts attributable to the indemnity reinsurance transaction with Swiss Re, are as follows:

                                     2006    2005    2004
                                    -----   -----   -----
                                        (IN MILLIONS)
                                    ---------------------
Insurance assumed                   $  --   $   1   $  --
Insurance ceded                      (827)   (767)   (640)
                                    -----   -----   -----
   Net reinsurance
      premiums and fees             $(827)  $(766)  $(640)
                                    =====   =====   =====

The 2005 and 2004 amounts reported above for insurance ceded to other companies have been adjusted to conform to the 2006 presentation. These adjustments had no effect on insurance premiums, fees or net income presented in the Consolidated Statements of Income as the gross premiums and fees were offset by equal amounts.

The income statement caption, "Benefits," is net of reinsurance recoveries of $0.7 billion for 2006 and 2005 and $0.6 billion for 2004.

A roll forward of DAC is as follows:

                                    2006     2005     2004
                                   ------   ------   ------
                                         (IN MILLIONS)
                                   ------------------------
Balance at beginning-of-year       $3,676   $2,904   $2,552
Deferral                            1,062      934      868
Amortization                         (608)    (427)    (415)
Adjustment related to realized
   gains on securities
   available-for-sale                 (39)     (48)     (46)
Adjustment related to unrealized
   losses on securities
   available-for-sale                  90      313      (16)
Cumulative effect of
   accounting change                   --       --      (39)
                                   ------   ------   ------
Balance at end-of-year             $4,181   $3,676   $2,904
                                   ======   ======   ======

A roll forward of VOBA is as follows:

                                 2006   2005    2004
                                 ----   ----   -----
                                    (IN MILLIONS)
                                 -------------------
Balance at beginning-of-year     $742   $819   $ 922
   Amortization, net              (63)   (77)   (103)
   Adjustment related to
      realized gains on
      securities
      available-for-sale           (1)    --      --
                                 ----   ----   -----
Balance at end-of-year           $678   $742   $ 819
                                 ====   ====   =====

Future estimated amortization of VOBA is as follows (in millions):

2007-$63   2008-$66          2009-$64
2010-$62   2011-$41   Thereafter-$382

Realized losses on investments and derivative instruments on the Consolidated Statements of Income for the year ended December 31, 2006, 2005 and 2004 are net of amounts amortized against DAC of $39 million, $48 million and $46 million, respectively. In addition, realized gains and losses for the year ended December 31, 2006, 2005 and 2004 are net of adjustments made to policyholder reserves of $9 million, $(2) million and $(2) million, respectively. We have either a contractual obligation or a consistent historical practice of making allocations of investment gains or losses to certain policyholders and to certain reinsurance arrangements.

A rollforward of DSI, included in Other assets on the Consolidated Balance Sheets, is as follows:

                               2006   2005   2004
                               ----   ----   ----
                                 (IN MILLIONS)
                               ------------------
Balance at beginning-of-year   $129   $ 85   $ 45
   Capitalized                   70     60     50
   Amortization                 (21)   (16)   (10)
                               ----   ----   ----
Balance at end-of-year         $178   $129   $ 85
                               ====   ====   ====

Details underlying the income statement caption, "Underwriting, acquisition, insurance and other expenses," are as follows:

                                    2006     2005     2004
                                   ------   ------   ------
                                        (IN MILLIONS)
                                   ------------------------
Commissions                        $1,043   $  899   $1,208
General and administrative
   expenses                           816      966      532
DAC and VOBA deferrals,
   net of amortization               (391)    (431)    (350)
Taxes, licenses and fees               96       81       85
Restructuring charges - includes
   merger-integration expenses         13       29       --
                                   ------   ------   ------
   Total                           $1,577   $1,544   $1,475
                                   ======   ======   ======

The carrying amount of goodwill by reportable segment as of December 31, is as follows:

                         2006   2005
                         ----   ----
                        (IN MILLIONS)
                         -----------
Individual Markets:
   Life Insurance        $855   $855
   Annuities               44     44
Employer Markets:
   Retirement Products     20     20
                         ----   ----
   Total                 $919   $919
                         ====   ====

Details underlying the balance sheet caption, "Insurance contract and policyholder funds," are as follows:

                              2006      2005
                            -------   -------
                              (IN MILLIONS)
                            -----------------
Premium deposit funds       $20,499   $21,755
Other policyholder funds     13,666    12,975
Deferred front end loads        486       432
Undistributed earnings on
   participating business       102       111
                            -------   -------
   Total                    $34,753   $35,273
                            =======   =======

Details underlying the balance sheet captions related of short-term debt and long-term debt are as follows:

                                          2006     2005
                                         ------   ------
                                          (IN MILLIONS)
                                         ---------------
Short-term debt                          $   21   $   34
                                         ======   ======
Long-term debt:
Note due Lincoln National Corporation,
   due September 2008                    $  140   $   --
Surplus notes due Lincoln National
   Corporation:
   6.56% surplus note, due 2028             500      500
   6.03% surplus note, due 2028             750      750
                                         ------   ------
Total Surplus Notes                       1,250    1,250
                                         ------   ------
   Total long-term debt                  $1,390   $1,250
                                         ======   ======

The short-term debt represents short-term notes payable to LNC.

We issued a surplus note of $500 million to LNC in 1998. This note calls for us to pay the principal amount of the notes on or before March 31, 2028 and interest to be paid quarterly at an annual rate of 6.56%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds $2.3 billion, and subject to approval by the Indiana Insurance Commissioner.

We issued a surplus note for $750 million to LNC in 1998. This note calls for us to pay the principal amount of the notes on or before December 31, 2028 and interest to be paid quarterly at an annual rate of 6.03%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds $2.4 billion, and subject to approval by the Indiana Insurance Commissioner.

A consolidated subsidiary of LNL issued a note for an amount not to exceed $150 million to LNC in 2006. As of December 31, 2006, $140 million had been advanced to us. This note calls for us to pay the principal amount of the notes on or before September 30, 2008 and interest to be paid monthly at a rate equal to the Federal Reserve Board's 30 day AA- financial commercial paper rate plus ten basis points.

Cash paid for interest on both the short-term debt and the surplus notes was $99 million, $59 million and $79 million for 2006, 2005 and 2004, respectively.

6. INSURANCE BENEFIT RESERVES

We issue variable contracts through our separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). We also issue variable annuity and life contracts through separate accounts that include various types of GMDB, GMWB and GIB. The GMDB features include those where we contractually guarantee to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any partial withdrawals following the contract anniversary.

The following table provides information on the GMDB features outstanding at December 31, 2006 and 2005. (Note that our variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

                                       2006    2005
                                      -----   -----
                                    IN EVENT OF DEATH
                                  ---------------------
                                  (DOLLARS IN BILLIONS)
                                  ---------------------
Return of net deposit
   Account value                      $38.3   $31.9
   Net amount at risk                   0.1     0.1
   Average attained age of
      contractholders                    54      53
Return of net deposits plus a
   minimum return
   Account value                      $ 0.4   $ 0.3
   Net amount at risk                    --      --
   Average attained age of
      contractholders                    67      66
Guaranteed minimum return                 5%      5%
Highest specified anniversary
   account value minus
   withdrawals post anniversary
   Account value                      $22.5   $18.8
   Net amount at risk                   0.2     0.3
   Average attained age of
      contractholders                    64      63

Approximately $13.2 billion and $8.2 billion of separate account values at December 31, 2006 and 2005 were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS 133 resulting in the related liabilities being recognized at fair value, with changes in fair value being reported in net income.

At December 31, 2006 and 2005, we had approximately $2.7 billion and $1.2 billion of separate account values that were attributable to variable annuities with a GIB feature. All of the outstanding contracts with a GIB feature are still in the accumulation phase.

Separate account balances attributable to variable annuity contracts with guarantees are as follows:

                                      2006    2005
                                     -----   ------
                                     (IN BILLIONS)
                                     --------------
Asset Type
Domestic equity                      $39.0   $32.2
International equity                   5.9     4.2
Bonds                                  6.4     5.1
                                     -----   -----
   Total                              51.3    41.5
                                     -----   -----
Money market                           5.6     4.0
                                     -----   -----
   Total                             $56.9   $45.5
                                     =====   =====
Percent of total variable
   annuity separate account values      87%     87%
                                     =====   =====

The determination of the GMDB liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience.

The following table summarizes the liabilities for GMDB:

                                 GMDB
                             2006    2005
                            -----   ------
                            (IN MILLIONS)
                            --------------
Total:
   Balance at January 1     $ 15     $ 18
   Changes in reserves        14        9
   Benefits paid              (6)    $(12)
                            ----     ----
   Balance at December 31   $ 23     $ 15
                            ====     ====
Ceded:
   Balance at January 1     $(15)    $(18)
   Changes in reserves       (12)      (9)
   Benefits paid               6       12
                            ----     ----
   Balance at December 31   $(21)    $(15)
                            ====     ====
Net:
   Balance at January 1     $ --     $ --
   Changes in reserves         2       --
   Benefits paid              --       --
                            ----     ----
   Balance at December 31   $  2     $ --
                            ====     ====

The offset to the benefit reserve amounts above are reflected in benefits in the Consolidated Statements of Income. We have an Automatic Indemnity Reinsurance Agreement with Lincoln National Reinsurance Company (Barbados) Limited ("LNR Barbados"), a wholly-owned subsidiary of LNC. Under this agreement, we cede a portion of our GMDB, GMWB and GIB risks to LNR Barbados. In connection with this reinsurance agreement, we paid premiums to LNR Barbados totaling $154 million and $109 million in 2006 and 2005, respectively, related to this agreement. These reinsurance premiums are reflected as an offset in insurance premiums in the Consolidated Statements of Income.

7. RETIREMENT BENEFIT PLANS

The Company's employees, other than its insurance agents, are included in various benefit plans sponsored by LNC including pension and other postretirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans. The Company `s insurance agents are included in various benefit plans sponsored by either LNL or LNC including pension and other postretirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

LNC maintains a funded defined benefit pension plan for most of its U.S. employees (including those of LNL). Effective January 1, 2002, the employees' pension plan has a cash balance formula. Employees retiring before 2012 will have their benefits calculated under both the old and new formulas and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive benefits under the amended plan. Benefits under the old employees' plan are based on total years of service and the highest 60 months of compensations during the last 10 years of employment. Under the amended plan, employees have guaranteed account balances that grow with pay and interest credits each year. LNL sponsors a defined benefit pension plan which, prior to January 1, 1995, covered most full-time insurance agents of the Company. All benefits applicable to this plan were frozen as of December 31, 1994. The plans are funded by contributions to tax-exempt trusts. The funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees and agents (including those of LNL): supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans.

The supplemental retirement plans provide defined benefit pension benefits in excess of limits imposed by Federal tax law.

The salary continuation plan provides certain of our officers defined pension benefits based on years of service and final monthly salary upon death or retirement.

The supplemental executive retirement plan provides defined pension benefits for certain executives who became our employees as a result of the acquisition of a block of individual life insurance and annuity business from CIGNA Corporation ("CIGNA"), and benefits under this plan were frozen effective January 1, 2000. A second supplemental executive retirement plan was established for this same group of executives to guarantee that the total benefit payable under the LNC employees' defined benefit pension plan benefit formula will be determined using an average compensation not less than the minimum three-year average compensation as of a certain period. All benefits payable from this plan are reduced by benefits payable from the LNC employees' defined benefit pension plan.

LNC also sponsors an unfunded plan that provide postretirement medical, dental and life insurance benefits to full-time U.S. employees who have worked for LNC 10 years and attained age 55 (including those of LNL). LNL sponsors an unfunded plan that provide postretirement medical, dental and life insurance benefits to full-time agents who have worked for LNL 10 years and attained age 60. Medical and dental benefits are also available to spouses and other dependents of employees and agents. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employees' postretirement plan was changed such that employees and agents not attaining age 50 by that date will not be eligible to receive life insurance benefits when they retire. Life insurance benefits for retirees are noncontributory for employees and agents that attain the age of 50 by April 1, 2004 and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age
70. Effective July 1, 1999, the agents' postretirement plan was changed to require agents retiring on or after that date to pay the full medical and dental premium costs. Beginning January 1, 2002, the employees' postretirement plan was changed to require employees not yet age 50 with five years of service by the end of 2001 to pay the full medical and dental premium cost when they retire.

OBLIGATIONS, FUNDED STATUS AND ASSUMPTIONS

Information with respect to plan asset activity and defined benefit plan obligations for the agent defined benefit and other postretirement benefit plans sponsored by LNL is as follows:

                                                                                   OTHER
                                                                 PENSION      POSTRETIREMENT
                                                                BENEFITS         BENEFITS
                                                              -------------   --------------
                                                               2006    2005    2006    2005
                                                              -----   -----   -----   ------
                                                                      (IN MILLIONS)
                                                              ------------------------------
Change in plan assets:
   Fair value of plan assets at beginning-of-year             $  93   $  82   $  --   $  --
   Actual return on plan assets                                  12       6      --      --
   Company contributions                                         --      10       2       2
   Benefits paid                                                 (5)     (5)     (2)     (2)
                                                              -----   -----   -----   -----
      Fair value of plan assets at end-of-year                $ 100   $  93   $  --   $  --
                                                              =====   =====   =====   =====
Change in benefit obligation:
   Benefit obligation at beginning-of-year                    $  92   $  87   $  22   $  19
   Interest cost                                                  5       5       1       1
   Plan participants' contributions                              --      --       1       1
   Actuarial (gains)/ losses                                     (2)      4      (3)      3
   Benefits paid                                                 (5)     (4)     (2)     (2)
                                                              -----   -----   -----   -----
      Benefit obligation at end-of-year                       $  90   $  92   $  19   $  22
                                                              =====   =====   =====   =====
   Funded status of the plans                                 $  10   $   1   $ (19)  $ (22)
   Unrecognized net actuarial losses                                     20              (1)
                                                                      -----           -----
   Prepaid (accrued) benefit cost                                        21             (23)
   Other assets                                                  11      --      --      --
   Other liabilities                                             (1)     --     (19)     --
                                                              -----   -----   -----   -----
      Amounts recognized in the Consolidated Balance Sheets   $  10   $  21   $ (19)  $ (23)
                                                              =====   =====   =====   =====
Amounts recognized in accumulated other comprehensive
   income (net of tax):
   Net loss (gain)                                                8              (2)
                                                              -----           -----
      Total                                                   $   8           $  (2)
Weighted-average assumptions as of December 31:
   Weighted-average discount rate                              5.75%   6.00%   5.75%   6.00%
   Expected return on plan assets                              8.00%   8.25%     --      --
Rate of increase in compensation                               4.00%   4.00%   4.00%   4.00%

The Company uses December 31 as the measurement date for our pension and postretirement plans.

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target plan allocations. This assumption is reevaluated at an interim date each plan year. The calculation of the accumulated postretirement benefits obligation assumes a weighted-average annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) of 12.0% for 2006. It further assumes the rate will gradually decrease to 5.0% by 2017 and remain at that level in future periods. The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point increase and decrease in assumed health care cost trend rates would have the following effects:

                                       ONE-PERCENTAGE   ONE-PERCENTAGE
                                       POINT INCREASE   POINT DECREASE
                                       --------------   --------------
                                                (IN MILLIONS)
                                       -------------------------------
Effect on accumulated postretirement
   benefit obligation                        $ 1               $(1)
Effect on total service and interest
   cost components                            --                --

As discussed in Note 2, we applied the recognition provisions of SFAS 158 as of December 31, 2006. The incremental effect of applying SFAS 158 on our Consolidated Balance Sheets at December 31, 2006 is as follows:

                                           BEFORE                    AFTER
                                        APPLICATION               APPLICATION
                                             OF        SFAS 158        OF
                                          SFAS 158   ADJUSTMENTS    SFAS 158
                                        -----------  -----------  -----------
                                                    (IN MILLIONS)
                                        -------------------------------------
Other assets                              $  1,101       $11        $  1,112
Total assets                               126,057        11         126,068
Other liabilities                            2,052        17           2,069
Total liabilities                          120,458        17         120,475
Accumulated other comprehensive income         306        (6)            300
Total shareholder's equity                   5,599        (6)          5,593

Information for the Company's agent pensi on plans with accumulated benefit obligations in excess of plan assets is as follows:

                                  2006    2005
                                 -----   -----
                                 (IN MILLIONS)
                                 -------------
Accumulated benefit obligation    $ 1    $ 1
Projected benefit obligation        1      1
Fair value of plan assets          --     --

COMPONENTS OF NET PERIODIC PENSION COST

The components of net defined benefit pension plan and postretirement benefit plan expense are as follows:

                                                                        PENSION BENEFITS    OTHER POSTRETIREMENT BENEFITS
                                                                       ------------------   -----------------------------
                                                                       2006   2005   2004        2006   2005   2004
                                                                       ----   ----   ----        ----   ----   ----
                                                                                          (IN MILLIONS)
                                                                       --------------------------------------------------
Service cost                                                           $ 18   $ 17   $ 17         $ 1    $ 2    $ 2
Interest cost                                                            29     29     28           5      5      5
Expected return on plan assets                                          (38)   (38)   (35)         --     --     --
Amortization of prior service cost                                       (2)    (2)    (2)         --     --     --
Recognized net actuarial (gains) losses                                   4      2      1           1     --     (1)
Recognized actuarial (gain) loss due to special termination benefits      2     --     --          --     --     --
                                                                       ----   ----   ----         ---    ---    ---
Net periodic benefit expense                                           $ 13   $  8   $  9         $ 7    $ 7    $ 6
                                                                       ====   ====   ====         ===    ===    ===

We maintain a defined contribution plan for our insurance agents. Contributions to this plan are based on a percentage of the agents' annual compensation as defined in the plan. Effective January 1, 1998, we assumed the liabilities for a non-contributory defined contribution plan covering certain highly compensated former CIGNA agents and employees. Contributions for this plan are made annually based upon varying percentages of annual eligible earnings as defined in the plan. Contributions to this plan are in lieu of any contributions to the qualified agent defined contribution plan. Effective January 1, 2000, this plan was expanded to include certain of our highly compensated agents. The combined pre-tax expenses for these plans amounted to $3 million in 2006, 2005 and 2004, respectively. These expenses reflect both our contribution as well as changes in the measurement of our liabilities under these plans.

PLAN ASSETS

Defined benefit pension plan asset allocations for the Company's agent plan at December 31, 2006 and 2005, by asset category are as follows:

                            2006   2005
                            ----   ----
ASSET CATEGORY
Equity securities             60%    64%
Fixed income securities       40%    34%
Real estate                    0%     1%
Cash and cash equivalents      0%     1%
                             ---    ---
   Total                     100%   100%
                             ===    ===

The primary investment objective of the defined benefit pension plan is for capital appreciation and income growth, with an emphasis on avoiding undue risk. A secondary objective is for current income. Investments can be made using the following asset classes: both domestic and international equity and fixed income securities, real estate, guaranteed products, venture capital, oil and gas and other asset classes the investment managers deem prudent. A five-year time horizon is utilized, as there are inevitably short-run fluctuations, which will cause variations in investment performance.

Each managed fund is expected to rank in the upper 50% of similar funds over the three and/or five year periods. Managers not meeting criteria will be subject to additional due diligence review and possible termination. The following short-term ranges have been established for weightings in the various asset categories:

                                     WEIGHTING RANGE
                                     ---------------
ASSET CATEGORY
Cash                                           0-20%
Guaranteed Products                            0-20%
Fixed Income                                  20-80%
   Long-term                           0-10%
   High-Yield                          0-10%
   International/Emerging Markets*     0-10%
Real Estate                                    0-20%
Equities                                      20-80%
   Small-cap                           0-20%
   International*                      0-20%
   Emerging Markets*                   0-10%
Other                                          0-20%
Total International**                          0-25%

----------
The total of domestic cash, domestic fixed income, and domestic equities shall not be less than 50%.

*    Currency exposure can be hedged up to 100%

**   International/Emerging Markets-Fixed Income and Equities

Within the broad ranges provided above, current target asset weightings are as follows: 64% equities, 35% fixed income, including real estate, and 1% cash. The performance of the plan and the managed funds are monitored on a quarterly basis relative to the plan's objectives. The performance of the managed fund is measured against the following indices: S&P 500, EAFE, Russell 2000, NAREIT, Lehman US Universal and Salomon (Citigroup) 90-day T-Bill. The investment policy is reviewed on an annual basis.

The plan assets are principally managed by LNC's Investment Management segment.

PLAN CASH FLOWS

The Company does not expect to make a contribution to the defined benefit pension plans in 2007. The Company expects to fund approximately the following amounts for benefit payments for unfunded non-qualified defined benefit plans and postretirement benefit plans:

              PENSION PLANS                 POSTRETIREMENT PLANS
             ---------------   ----------------------------------------------
              NON-QUALIFIED      REFLECTING                    NOT REFLECTING
             DEFINED BENEFIT   MEDICARE PART   MEDICARE PART   MEDICARE PART
              PENSION PLANS      D SUBSIDY       D SUBSIDY       D SUBSIDY
             ---------------   -------------   -------------   --------------
                                      (IN MILLIONS)
             ----------------------------------------------------------------
Year
2007               $ 3              $ 5             $(1)             $ 6
2008                 3                5              (1)               6
2009                 3                5              (1)               6
2010                 4                5              (1)               6
2011                 4                5              (1)               6
Thereafter          25               28              (4)              32

401(k).

LNC sponsors a contributory defined contribution plan for eligible U.S. employees (including those of LNL) and LNL sponsors a contributory defined contribution plan for eligible insurance agents (401(k) plans). Our contributions to the 401(k) plans for our employees and agents are equal to a participant's pre-tax contribution, not to exceed 6% of base pay, multiplied by a percentage, ranging from 50% to 150%, which varies according to certain incentive criteria as determined by LNC's Board of Directors. Our expense for the 401(k) plan amounted to $22 million, $25 million, and $25 million in 2006, 2005 and 2004, respectively.

DEFERRED COMPENSATION PLANS.

LNC sponsors contributory deferred compensation plans for certain U.S. employees and agents including those of LNL who meet the established plan criteria. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, these plans are not funded. Plan participants may select from a variety of alternative measures for purposes of calculating the investment return considered attributable to their deferral. Under the terms of these plans, we agree to pay out amounts based upon the alternative measure selected by the participant. Plan participants who are also participants in a LNC 401(k) plan and who have reached the contribution limit for that plan may also elect to defer the additional amounts into the deferred compensation plan. We make matching contributions to these plans for its participants based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of our contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans amounted to $17 million, $11 million, and $7 million in 2006, 2005 and 2004, respectively. These expenses reflect both our employer matching contributions of $4 million, $3 million and $2 million, as well as changes in the measurement of our liabilities net of LNC's total return swap under these plans of $13 million, $8 million and $5 million for 2006, 2005 and 2004, respectively.

Our total liabilities associated with these plans were $158 million and $138 million at December 31, 2006 and 2005, respectively.

8. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black-Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement.

Total pre-tax compensation expense (income) for stock-based awards to employees of the company is as follows:

                         2006   2005   2004
                         ----   ----   ----
                            (IN MILLIONS)
                         ------------------
Stock options             $ 2    $--    $ 1
Shares                     17     13     11
Cash awards                 1      1      1
SARs                       (1)     2      4
Restricted stock            1      1      1
                          ---    ---    ---
Total                     $20    $17    $18
                          ===    ===    ===
Recognized tax benefit    $ 7    $ 6    $ 6

The compensation cost is included in the underwriting, acquisition, insurance, and other expenses line item on the Company's Consolidated Statements of Income.

9. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES

STATUTORY INFORMATION AND RESTRICTIONS

Net income as determined in accordance with statutory accounting practices for us was $229 million, $544 million and $310 million for 2006, 2005 and 2004, respectively. Statutory surplus as determined in accordance with statutory accounting practices for us was $3.0 billion and $3.2 billion for December 31, 2006 and 2005, respectively.

The state of Indiana has adopted certain prescribed accounting practices that differ from those found in NAIC statutory accounting practices and affect our reported statutory surplus. We utilize the Indiana universal life method to calculate reserves for universal life policies, which increased statutory surplus by $227 million and $210 million at December 31, 2006 and 2005, respectively. We also use a permitted valuation interest rate on certain annuities, which decreased statutory surplus by $14 million and $15 million at December 31, 2006 and 2005, respectively.

We are subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to the holding company. Under Indiana laws and regulations, we may pay dividends to LNC only from unassigned surplus, without prior approval of the Indiana Insurance Commissioner (the "Commissioner"), or must receive prior approval of the Commissioner to pay a dividend if such dividend, along with all other dividends paid within the preceding twelve consecutive months, would exceed the statutory limitation. The current statutory limitation is the greater of (i) 10% of the insurer's policyholders' surplus, as shown on its last annual statement on file with the Commissioner or (ii) the insurer's statutory net gain from operations for the previous twelve months, but in no event to exceed statutory unassigned surplus. Indiana law gives Commissioner broad discretion to disapprove requests for dividends in excess of these limits.

We paid dividends of $350 million, $200 million and $150 million to LNC during 2006, 2005 and 2004, respectively, which did not require prior approval of the Commissioner. Based upon anticipated on-going positive statutory earnings and favorable credit markets, we expect that we could pay dividends of $301 million in 2007 without prior approval from the Commissioner.

LNL is recognized as an accredited reinsurer in the state of New York, which effectively enables it to conduct reinsurance business with unrelated insurance companies that are domiciled within the state of New York. As a result, in addition to regulatory restrictions imposed by the state of Indiana, LNL is also subject to the regulatory requirements that the state of New York imposes upon authorized insurers. These include reserve requirements, which differ from Indiana's requirements.

The New York regulations require us to report more reserves to the state of New York. As a result, the level of statutory surplus that we report to New York is less than the statutory surplus reported to Indiana and the National Association of Insurance Commissioners. If New York requires us to maintain a higher level of capital to remain an accredited reinsurer in New York, our ability to pay dividends could be constrained. However, we do not expect that our ability to pay dividends during 2007 will be constrained as a result of our status in New York.

REINSURANCE CONTINGENCIES

Our amounts recoverable from reinsurers represent receivables from and reserves ceded to reinsurers. We obtain reinsurance from a diverse group of reinsurers and monitor concentration as well as financial strength ratings of our principal reinsurers. Swiss Re Life & Health America, Inc. ("Swiss Re") represents our largest reinsurance exposure. In 2001, Swiss Re acquired our reinsurance operation and personal accident business through indemnity reinsurance transactions. We recorded the gain related to the indemnity reinsurance transactions on the business sold to Swiss Re as deferred gain in the liability section of our Consolidated Balance Sheets in accordance with the requirements of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("SFAS 113"). The deferred gain is being amortized into income at the rate that earnings on the reinsured business are expected to emerge, over a period of 15 years. During 2006 and 2005 we amortized $49 million after-tax ($76 million pre-tax) per year and in 2004 we amortized $57 million after-tax ($87 million pre-tax) of deferred gain on the sale of the reinsurance operation. In the third quarter of 2004, we adjusted the deferred gain up by $77 million. As a result, the amortization of the deferred gain in 2004 included an adjustment upward of $9 million after-tax.

Because of ongoing uncertainty related to personal accident business, the reserves related to these exited business lines carried on our balance sheet at December 31, 2006 may ultimately prove to be either excessive or deficient. For instance, in the event that future developments indicate that these reserves should be increased, under SFAS 113 we would record a current period non-cash charge to record the increase in reserves. Because Swiss Re is responsible for paying the underlying claims to the ceding companies, we would record a corresponding increase in reinsurance recoverable from Swiss Re. However, SFAS 113 does not permit us to take the full benefit in earnings for the recording of the increase in the reinsurance recoverable in the period of the change. Rather, we would increase the deferred gain recognized upon the closing of the indemnity reinsurance transaction with Swiss Re and would report a cumulative amortization "catch-up" adjustment to the deferred gain balance as increased earnings recognized in the period of change. Any amount of additional increase to the deferred gain above the cumulative amortization "catch-up" adjustment must continue to be deferred and will be amortized into income in future periods over the remaining period of expected run-off of the underlying business. We would transfer no cash to Swiss Re as a result of these developments.

Accordingly, even though we have no continuing underwriting risk, and no cash would be transferred to Swiss Re, in the event that future developments indicate our December 31, 2006 personal accident reserves are deficient or redundant, SFAS 113 requires us to adjust earnings in the period of change, with only a partial offset to earnings for the cumulative deferred gain amortization adjustment in the period of change. The remaining amount of increased gain would be amortized into earnings over the remaining run-off period of the underlying business.

Because we are not relieved of our liability to the ceding companies for this business, the liabilities and obligations associated with the reinsured contracts remain on our Consolidated Balance Sheets with a corresponding reinsurance receivable from the business sold to Swiss Re, which totaled $3.8 billion at December 31, 2006, and is included in amounts recoverable from reinsurers. Swiss Re has funded a trust, with a balance of $1.9 billion at December 31, 2006, to support this business. In addition to various remedies that we would have in the event of a default by Swiss Re, we continue to hold assets in support of certain of the transferred reserves. These assets consist of those reported as trading securities and certain mortgage loans. Our liabilities for funds withheld and embedded derivative liabilities at December 31, 2006 included $1.8 billion and $0.2 billion, respectively, related to the business reinsured by Swiss Re.

MARKETING AND COMPLIANCE ISSUES

There continues to be a significant amount of federal and state regulatory activity in the industry relating to numerous issues including, but not limited to, market timing and late trading of mutual fund and variable insurance products and broker-dealer access arrangements. Like others in the industry, we have received inquiries including requests for information and/or subpoenas from various authorities including the SEC, National Association of Securities Dealers ("NASD"), and the New York Attorney General. We are in the process of responding to, and in some cases have settled or are in the process of settling, certain of these inquiries. We continue to cooperate fully with such authorities.

Regulators also continue to focus on replacement and exchange issues. Under certain circumstances companies have been held responsible for replacing existing policies with policies that were less advantageous to the policyholder. Our management continues to monitor compliance procedures to minimize any potential liability. Due to the uncertainty surrounding all of these matters, it is not possible to provide a meaningful estimate of the range of potential outcomes; however it is management's opinion that future developments will not materially affect our consolidated financial position.

LEASES

We lease our Fort Wayne, Indiana home office properties through sale-leaseback agreements. The agreements provide for a 25-year lease period with options to renew for six additional terms of five years each. The agreements also provide us with the right of the first refusal to purchase the properties during the terms of the lease, including renewal periods, at a price defined in the agreements. We also have the option to purchase the leased properties at fair market value as defined in the agreements on the last day of the initial 25-year lease period ending in 2009 or the last day of any of the renewal periods. In 2006, we exercised the right and option to extend the lease for two extended terms such that the lease shall expire in 2019. We retain our right and option to exercise the remaining options for extended terms of five years each in accordance with the lease agreement.

Total rental expense on operating leases in 2006, 2005 and 2004 was $47 million, $55 million and $55 million, respectively. Future minimum rental commitments are as follows (in millions):

2007-$45
2008-$40
2009-$28
2010-$17
2011-$13
Thereafter-$40

INFORMATION TECHNOLOGY COMMITMENT

In February 1998, we signed a seven-year contract with IBM Global Services for information technology services for the Fort Wayne operations. In February 2004, we renegotiated and extended the contract through February 2010. Annual costs are dependent on usage but are expected to range from $45 million to $50 million.

INSURANCE CEDED AND ASSUMED

Our insurance companies cede insurance to other companies. The portion of risks exceeding each company's retention limit is reinsured with other insurers. We seek reinsurance coverage within the businesses that sell life insurance to limit its liabilities. We reinsure approximately 85% to 90% of the mortality risk on newly issued non-term life insurance contracts and approximately 45% to 50% of total mortality risk including term insurance contracts. Our policy is to retain no more than $5 million on a single insured life issued on fixed and variable universal life insurance contracts. Additionally, the retention per single insured life for term life insurance and for Corporate Owned Life Insurance (COLI) is $1 million and $2 million, respectively. Beginning in September 2005, we changed our reinsurance program for our primary term products from coinsurance to renewable term and from 90% to 80% on a first dollar quota share basis. In January 2006, we changed this program from 80% first dollar quota share to an excess of retention program.

Portions of our deferred annuity business have been reinsured on a Modco basis with other companies to limit our exposure to interest rate risks. At December 31, 2006, the reserves associated with these reinsurance arrangements totaled $1.8 billion. To cover products other than life insurance, we acquire other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The accompanying financial statements reflect premiums, benefits and deferred acquisition costs, net of insurance ceded (see
Note 5). Our insurance companies remain liable if their reinsurers are unable to meet contractual obligations under applicable reinsurance agreements.

See "Reinsurance Contingencies" above for a discussion of our reinsurance business sold to Swiss Re.

VULNERABILITY FROM CONCENTRATIONS

At December 31, 2006, we did not have a material concentration of financial instruments in a single investee or industry. Our investments in mortgage loans principally involve commercial real estate. At December 31, 2006, 34% of such mortgages, or $1.2 billion, involved properties located in California,

Pennsylvania and Texas. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $28 million. Also at December 31, 2006, we did not have a concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to our financial position.

Although we do not have any significant concentration of customers, our American Legacy Variable Annuity product offered in our Individual Markets Annuities segment is significant to this segment. The American Legacy Variable Annuity product accounted for 49%, 48% and 45% of Individual Markets Annuities deposits in 2006, 2005 and 2004, respectively and represented approximately 67% of our total Individual Markets Annuities variable annuity product account values at December 31, 2006, 2005 and 2004. In addition, fund choices for certain of our other variable annuity products offered in our Individual Markets Individual Annuity segment include American Fund Insurance Seriessm ("AFIS") funds. For the Individual Markets Individual Annuity segment, AFIS funds accounted for 60%, 57% and 56% of variable annuity product deposits in 2006, 2005 and 2004 respectively and represented 57%, 52% and 51% of the segment's total variable annuity product account values at December 31, 2006, 2005 and 2004, respectively.

OTHER CONTINGENCY MATTERS

We are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting our consolidated financial position.

We have pursued claims with our liability insurance carriers for reimbursement of certain costs incurred in connection with a class action settlement involving the sale of our non-variable universal life and participating whole life policies issued between January 1, 1981 and December 31, 1998, and the settlement of claims and litigation brought by owners that opted out of the class action settlement. During the fourth quarter of 2002, we settled our claims against three liability carriers on a favorable basis, and settled our claims against a fourth liability insurance carrier on a favorable basis in 2004.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. We have accrued for expected assessments net of estimated future premium tax deductions.

GUARANTEES

We have guarantees with off-balance-sheet risks having contractual values of $3 million and $4 million at December 31, 2006 and 2005, respectively, whose contractual amounts represent credit exposure.

Certain of our subsidiaries have sold commercial mortgage loans through grantor trusts, which issued pass-through certificates. These subsidiaries have agreed to repurchase any mortgage loans which remain delinquent for 90 days at a repurchase price substantially equal to the outstanding principal balance plus accrued interest thereon to the date of repurchase. In case of default on the mortgage loans, we have recourse to underlying real estate. It is management's opinion that the value of the properties underlying these commitments is sufficient that in the event of default, the impact would not be material to us. These guarantees expire in 2009.

DERIVATIVE INSTRUMENTS

We maintain an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency risk, equity risk, and credit risk. We assess these risks by continually identifying and monitoring changes in interest rate exposure, foreign currency exposure, equity market exposure, and credit exposure that may adversely impact expected future cash flows and by evaluating hedging opportunities. Derivative instruments that are currently used as part of our interest rate risk management strategy include interest rate swaps and interest rate caps. Derivative instruments that are used as part of our foreign currency risk management strategy include foreign currency swaps. Call options on LNC stock are used as part of our equity market risk management strategy. We also use credit default swaps as part of our credit risk management strategy.

By using derivative instruments, we are exposed to credit risk (our counterparty fails to make payment) and market risk (the value of the instrument falls and we are required to make a payment). When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes us and, therefore, creates a credit risk for us equal to the extent of the fair value gain in the derivative. When the fair value of a derivative contract is negative, this generally indicates we owe the counterparty and therefore we have no credit risk, but have been affected by market risk. We minimize the credit risk in derivative instruments by entering into transactions with high quality counterparties with minimum credit ratings that are reviewed regularly by us, by limiting the amount of credit exposure to any one counterparty, and by requiring certain counterparties to post collateral if our credit risk exceeds certain limits. We also maintain a policy of requiring all derivative contracts to be governed by an International Swaps and Derivatives Association ("ISDA") Master Agreement. We do not believe that the credit or market risks associated with derivative instruments are material to any insurance subsidiary or the Company.

We are required to maintain minimum ratings as a matter of routine practice in negotiating ISDA agreements. Under some ISDA agreements, we have agreed to maintain certain financial strength or claims-paying ratings of S&P BBB and Moody's Baa2. A downgrade below these levels would result in termination of the derivatives contract at which time any amounts payable by us would be dependent on the market value of the underlying derivative contract. In certain transactions, we and the counterparty have entered into a collateral support agreement requiring us to post collateral upon significant downgrade. We are required to maintain long-term senior debt ratings above S&P BBB and Moody's Baa3. We also require for our own protection minimum rating standards for counterparty credit protection. We are required to maintain financial strength or claims-paying ratings of S&P A- and Moody's A3 under certain ISDA agreements, which collectively do not represent material notional exposure. We do not believe the inclusion of termination or collateralization events pose any material threat to our liquidity position.

Market risk is the adverse effect that a change in interest rates, currency rates, implied volatility rates, or a change in certain equity indexes or instruments has on the value of a financial instrument. We manage the market risk by establishing and monitoring limits as to the types and degree of risk that may be undertaken.

Our derivative instruments are monitored by our risk management committee as part of that committee's oversight of our derivative activities. Our derivative instruments committee is responsible for implementing various hedging strategies that are developed through its analysis of financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into our overall risk management strategies.

We have derivative instruments with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. Outstanding derivative instruments with off-balance-sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values, are as follows:

                                                                                     ASSETS (LIABILITIES)
                                                   NOTIONAL OR CONTRACT AMOUNTS   CARRYING VALUE/FAIR VALUE
                                                   ----------------------------   -------------------------
                                                           2006     2005                 2006    2005
                                                          ------   ------               -----   -----
                                                                         (IN MILLIONS)
                                                   --------------------------------------------------------
Interest rate derivative instruments:
   Interest rate cap agreements                           $5,950   $5,450               $   3   $   5
   Interest rate swap agreements                             563      463                   4       9
                                                          ------   ------               -----   -----
      Total interest rate derivative instruments           6,513    5,913                   7      14
                                                          ======   ======               =====   =====
Foreign currency derivative instruments:
   Foreign currency swaps                                     86       58                  (7)     (5)
Credit derivative instruments:
   Credit default swaps                                       20       20                  --      --
Equity indexed derivative instruments:
   Call options (based on LNC stock)                           1        1                  22      16
   Embedded derivatives per SFAS 133                          --       --                (139)   (268)
                                                          ------   ------               -----   -----
      Total derivative instruments *                      $6,620   $5,992               $(117)  $(243)
                                                          ======   ======               =====   =====

----------
* Total derivative instruments for 2006 are composed of an asset of $49 million recorded in derivative investments, a $52 million contra-liability recorded in insurance policy and claim reserves and a liability of $218 million recorded in reinsurance related derivative liability. Total derivative instruments for 2005 are composed of an asset of $41 million in derivative investments, a $6 million liability in insurance policy and claim reserves and a liability of $278 million recorded in reinsurance related derivative liability.

A reconciliation of the notional or contract amounts for the significant programs using derivative agreements and contracts is as follows:

                                 INTEREST RATE    INTEREST RATE    FOREIGN CURRENCY
                                CAP AGREEMENTS   SWAP AGREEMENTS    SWAP AGREEMENTS
                               ---------------   ---------------   ---------------
                                2006     2005       2006   2005      2006   2005
                               ------   ------     -----   ----      ----   ----
                                                   (IN MILLIONS)
                               ---------------------------------------------------
Balance at beginning-of-year   $5,450   $4,000     $ 463   $446       $58   $ 42
New contracts                     750    1,450       130     37        30     30
Terminations and maturities      (250)      --       (30)   (20)       (2)   (14)
                               ------   ------     -----   ----       ---   ----
   Balance at end-of-year      $5,950   $5,450     $ 563   $463       $86   $ 58
                               ======   ======     =====   ====       ===   ====

                               CREDIT DEFAULT       CALL OPTIONS
                                    SWAPS       (BASED ON LNC STOCK)
                               --------------   --------------------
                                           (IN MILLIONS)
                               -------------------------------------
                                 2006   2005         2006   2005
                                 ----   ----         ----   ----
Balance at beginning-of-year     $ 20   $ 13          $ 1    $ 1
New contracts                      10     20           --     --
Terminations and maturities       (10)  $(13)          --     --
                                  ---   ----          ---    ---
   Balance at end-of-year        $ 20   $ 20          $ 1    $ 1
                                 ====   ====          ===    ===

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of December 31, 2006 and 2005, we had derivative instruments that were designated and qualified as cash flow hedges and derivative instruments that were not designated as hedging instruments. We did not have derivative instruments that were designated as fair value hedges or hedges of a net investment in a foreign operation. See Note 1 for a detailed discussion of the accounting treatment for derivative instruments. For the years ended December 31, 2006, 2005 and 2004, we recognized after tax after-DAC net losses of $1 million, $0 and $7 million, respectively, in net income as a component of realized investment gains and losses. These losses relate to the ineffective portion of cash flow hedges, the change in market value for derivative instruments not designated as hedging instruments, and the gain (loss) on swap terminations. For the years ended December 31, 2006, 2005 and 2004, we recognized after-tax after-DAC losses of $16 million, $7 million and $10 million, respectively, in OCI related to the change in market value on derivative instruments that are designated and qualify as cash flow hedges.

DERIVATIVE INSTRUMENTS DESIGNATED IN CASH FLOW HEDGES

INTEREST RATE SWAP AGREEMENTS.

We use interest rate swap agreements to hedge our exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price level, performance or value of one or more underlying interest rates. We are required to pay the counterparty the stream of variable interest payments based on the coupon payments from the hedged bonds, and in turn, receives a fixed payment from the counterparty, at a predetermined interest rate. The net receipts/payments from these interest rate swaps are recorded in net investment income. Gains (losses) on interest rate swaps hedging interest rate exposure on floating rate bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued.

We also use interest rate swap agreements to hedge our exposure to interest rate fluctuations related to the forecasted purchase of assets for certain investment portfolios. The gains (losses) resulting from the swap agreements are recorded in OCI. The gains (losses) are reclassified from accumulated OCI to earnings over the life of the assets once the assets are purchased. As of December 31, 2006, there were no interest rate swaps hedging forecasted asset purchases.

FOREIGN CURRENCY SWAPS.

We use foreign currency swaps, which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a specified rate of exchange in the future. Gains (losses) on foreign currency swaps hedging foreign exchange risk exposure on foreign currency bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued. The foreign currency swaps expire in 2014 through 2016.

CALL OPTIONS ON LNC STOCK.

We use call options on LNC stock to hedge the expected increase in liabilities arising from stock appreciation rights ("SARs") granted to our agents on LNC stock. Upon option expiration, the payment, if any, is the increase in LNC's stock price over the strike price of the option applied to the number of contracts. Call options hedging vested SARs are not eligible for hedge accounting and both are marked to market through net income. Call options hedging nonvested SARs are eligible for hedge accounting and are accounted for as cash flow hedges of the forecasted vesting of SAR liabilities. To the extent that the cash flow hedges are effective, changes in the fair value of the call options are recorded in accumulated OCI. Amounts recorded in OCI are reclassified to net income upon vesting of SARs. Our call option positions will be maintained until such time the SARs are either exercised or expire and our SAR liabilities are extinguished. The SARs expire five years from the date of grant.

ALL OTHER DERIVATIVE INSTRUMENTS

We use various other derivative instruments for risk management and income generation purposes that either do not qualify for hedge accounting treatment or have not currently been qualified by us for hedge accounting treatment. The gain or loss related to the change in market value for these derivative instruments is recognized in net income during the period of change (reported as realized gain (loss) on investments in the Consolidated Statements of Income except where otherwise noted below).

FORWARD STARTING INTEREST RATE SWAP AGREEMENTS.

We used a forward starting interest rate swap agreement to hedge our exposure to the forecasted sale of mortgage loans. We were required to pay the counterparty a predetermined fixed stream of payments, and in return, received payments based on a floating rate from the counterparty. The net receipts/payments from these interest rate swaps were recorded in realized gain (loss) on investments and derivative instruments. As of December 31, 2006, there were no forward starting interest rate swap agreements.

INTEREST RATE CAP AGREEMENTS.

The interest rate cap agreements, which expire in 2007 through 2011, entitle us to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such quarterly payments, if any, is determined by the excess of a market interest rate over a specified cap rate multiplied by the notional amount divided by four. The purpose of our interest rate cap agreement program is to provide a level of protection for our annuity line of business from the effect of rising interest rates. The interest rate cap agreements provide an economic hedge of the annuity line of business. However, the interest rate cap agreements are not linked to assets and liabilities on the balance sheet that meet the significantly increased level of specificity required under SFAS 133. Therefore, the interest rate cap agreements do not qualify for hedge accounting under SFAS 133.

SWAPTIONS.

Swaptions entitled us to receive settlement payments from the counterparties on specified expiration dates, contingent on future interest rates. For each swaption, the amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount. The purpose of our swaption program was to provide a level of protection for its annuity line of business from the effect of rising interest rates. The swaptions provided an economic hedge of the annuity line of business. However, the swaptions were not linked to specific assets and liabilities on the balance sheet that met the significantly increased level of specificity required under SFAS 133. Therefore, the swaptions did not qualify for hedge accounting under SFAS 133. At December 31, 2006, there were no outstanding swaptions.

CREDIT DEFAULT SWAPS.

We buy credit default swaps to hedge against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows us to put the bond back to the counterparty at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or obligation acceleration. We have no currently qualified credit default swaps for hedge accounting under SFAS 133, as amounts are insignificant. As of December 31, 2006, we had no outstanding purchased credit default swaps.

We also sell credit default swaps to offer credit protection to investors. The credit default swaps hedge the investor against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows the investor to put the bond back to us at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or restructuring. As of December 31, 2006, we had credit swaps with a notional amount of $20 million, which expire in 2010.

CALL OPTIONS ON LNC STOCK.

As discussed previously in the Cash Flow Hedges section above, we use call options on LNC stock to hedge the expected increase in liabilities arising from SARs granted to our agents on LNC stock. Call options hedging vested SARs are not eligible for hedge accounting treatment under SFAS 133. Mark to market changes are recorded in net income in underwriting, acquisition, insurance and other expenses.

DERIVATIVE INSTRUMENT EMBEDDED IN DEFERRED COMPENSATION PLAN.

We have certain deferred compensation plans that have embedded derivative instruments. The liability related to these plans varies based on the investment options selected by the participants. The liability related to certain investment options selected by the participants is marked to market through net income in underwriting, acquisition, insurance and other expenses.

DERIVATIVE INSTRUMENT EMBEDDED IN MODIFIED COINSURANCE AGREEMENTS WITH FUNDS WITHHELD ARRANGEMENTS.

We are involved in various Modco and CFW reinsurance arrangements that have embedded derivatives. The change in fair value of the embedded derivative, as well as the gains or losses on trading securities supporting these arrangements, flows through net income.

DERIVATIVE INSTRUMENT EMBEDDED IN VARIABLE ANNUITY PRODUCTS.

We have certain variable annuity products with GMWB and GIB features that are embedded derivatives. The change in fair value of the embedded derivatives flows through net income through the benefits line in the Consolidated Statements of Income.

DERIVATIVE INSTRUMENTS EMBEDDED IN AVAILABLE-FOR-SALE SECURITIES.

We own various debt securities that (a) contain call options to exchange the debt security for other specified securities of the borrower, usually common stock, or (b) contain call options to receive the return on equity-like indexes. The change in fair value of the embedded derivatives flows through net income. These embedded derivatives have not been qualified for hedge accounting treatment under SFAS 133.

We have used certain other derivative instruments in the past for hedging purposes. Although other derivative instruments may have been used in the past, derivative types that were not outstanding from January 1, 2005 through December 31, 2006 are not discussed in this disclosure.

ADDITIONAL DERIVATIVE INFORMATION.

Income other than realized gains and losses for the agreements and contracts described above amounted to $13 million, $14 million and $26 million in 2006, 2005 and 2004, respectively. The decrease in income from 2004 to 2005 was primarily because of decreased income on interest rate swaps.

We are exposed to credit loss in the event of nonperformance by counterparties on various derivative contracts. However, we do not anticipate nonperformance by any of the counterparties. The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records. The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in our favor. At December 31, 2006, the exposure was $24 million.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of our financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

FIXED MATURITY AND EQUITY SECURITIES -- AVAILABLE-FOR-SALE AND TRADING
SECURITIES.

Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

MORTGAGE LOANS ON REAL ESTATE.

The estimated fair value of mortgage loans on real estate was established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or;
3) the fair value of the collateral if the loan is collateral dependent.

POLICY LOANS.

The estimated fair value of investments in policy loans was calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations were based on historical experience.

DERIVATIVE INSTRUMENTS.

We employ several different methods for determining the fair value of our derivative instruments. Fair values for these contracts are based on current settlement values. These values are based on: 1) quoted market prices; 2) industry standard models that are commercially available; and 3) broker quotes. These techniques project cash flows of the derivatives using current and implied future market conditions. We calculate the present value of the cash flows to determine the derivatives' current fair market value.

OTHER INVESTMENTS, AND CASH AND INVESTED CASH.

The carrying value for assets classified as other investments, and cash and invested cash in the accompanying balance sheets approximates their fair value. Other investments include limited partnership investments which are accounted for using the equity method of accounting.

INVESTMENT TYPE INSURANCE CONTRACTS.

The balance sheet captions, "Insurance policy and claims reserves" and "Investment contract and policyholder funds," include investment type insurance contracts (i.e., deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the balance sheet captions, "Insurance policy and claims reserves" and "Investment contract and policyholder funds" that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts, nor have we determined the fair value of such contracts. It is our position that not disclosing the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about our shareholder's equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. Along with other companies in the insurance industry, we are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

SHORT-TERM AND LONG-TERM DEBT.

Fair values for long-term debt issues are estimated using discounted cash flow analysis based on our current incremental borrowing rate for similar types of borrowing arrangements. For short-term debt, the carrying value approximates fair value.

GUARANTEES.

Our guarantees relate to mortgage loan pass-through certificates. Based on historical performance where repurchases have been negligible and the current status of the debt, none of the loans are delinquent and the fair value liability for the guarantees related to mortgage loan pass-through certificates is insignificant.

INVESTMENT COMMITMENTS.

Fair values for commitments to make investments in fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

SEPARATE ACCOUNTS.

We report assets held in separate accounts at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

The carrying values and estimated fair values of our financial instruments are as follows:

                                               2006                  2005
                                       -------------------   --------------------
                                       CARRYING     FAIR     CARRYING      FAIR
                                         VALUE     VALUE       VALUE      VALUE
                                       --------   --------   --------   ---------
                                                      (IN MILLIONS)
                                       ------------------------------------------
Assets (liabilities):
Securities available-for-sale
   Fixed maturities                    $ 31,840   $ 31,840   $ 32,245   $ 32,245
   Equity                                   203        203        101        101
Trading securities                        2,820      2,820      2,985      2,985
Mortgage loans on real estate             3,571      3,687      3,662      3,859
Policy loans                              1,898      2,044      1,858      2,004
Derivatives Instruments *                  (117)      (117)      (243)      (243)
Other investments                           657        657        423        423
Cash and invested cash                    1,308      1,308      1,962      1,962
Investment type insurance contracts:
   Deposit contracts and certain
      guaranteed interest contracts     (20,233)   (20,235)   (21,270)   (21,273)
   Remaining guaranteed interest and
      similar contracts                     (12)       (12)       (13)       (13)
Short-term debt                             (21)       (21)       (34)       (34)
Long-term debt                           (1,390)    (1,345)    (1,250)    (1,325)
Guarantees                                   --         --         --         --
Investment commitments                       --         (2)        --         --

----------
* Total derivative instruments for 2006 are composed of an asset of $49 million recorded in derivative investments, a $52 million contra-liability recorded in insurance policy and claim reserves and a liability of $218 million recorded in reinsurance related derivative liability. Total derivative instruments for 2005 are composed of an asset of $41 million in derivative investments, a $6 million liability in insurance policy and claim reserves and a liability of $278 million recorded in reinsurance related derivative liability.

As of December 31, 2006 and 2005, the carrying value of the deposit contracts and certain guaranteed contracts is net of DAC of $304 million and $383 million, respectively, excluding adjustments for DAC applicable to changes in fair value of securities. The carrying values of these contracts are stated net of DAC so that they are comparable with the fair value basis.

11. SEGMENT INFORMATION

In the quarter ended June 30, 2006, LNC completed its merger with Jefferson-Pilot and changed its management organization. LNC also realigned its reporting segments, which included those of LNL to reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. As a result of these changes, we provide products and services in two operating businesses: (1) Individual Markets and (2) Employer Markets, and report results through three business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Various insurance and investment products are currently marketed to individuals and businesses in the United States. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through the Retirement Products segment, which consists of its Defined Contribution business. Employer Markets provides employer-sponsored variable and fixed annuities, mutual-fund based programs in the 401(k), 403(b), and 457 marketplaces and corporate/bank owned life insurance.

We also have Other Operations which includes the financial data for operations that are not directly related to the business segments, unallocated corporate items (such as investment income on investments related to the amount of statutory surplus in our insurance subsidiaries that is not allocated to our business units and other corporate investments, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses) and the historical results of the former reinsurance segment, which was sold to Swiss Re in the fourth quarter of 2001, along with the ongoing amortization of deferred gain on the indemnity reinsurance portion of the transaction with Swiss Re.

Financial data by segment for 2004 through 2006 is as follows:

                                           2006     2005     2004
                                          ------   ------   ------
                                                (IN MILLIONS)
                                          ------------------------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
   Individual Annuities                   $1,428   $1,308   $1,278
   Life Insurance                          1,946    1,841    1,847
                                          ------   ------   ------
      Individual Markets  Total            3,374    3,149    3,125
                                          ------   ------   ------
   Employer Markets:
   Retirement Products                     1,212    1,168    1,125
                                          ------   ------   ------
      Employer Markets  Total              1,212    1,168    1,125
                                          ------   ------   ------
   Other Operations                          236      309      267
   Net realized investment results(1)          2      (16)     (45)
   Reserve development net of related
      amortization on business sold
      through reinsurance                      1        1        1
                                          ------   ------   ------
      Total                               $4,825   $4,611   $4,473
                                          ======   ======   ======
NET INCOME:
Segment Operating Income:
   Individual Markets:
   Individual Annuities                   $  265   $  197   $  169
   Life Insurance                            257      238      252
                                          ------   ------   ------
      Individual Markets  Total              522      435      421
                                          ------   ------   ------
   Employer Markets:
   Retirement Products                       226      206      181
                                          ------   ------   ------
      Employer Markets  Total                226      206      181
                                          ------   ------   ------
Other Operations                              (8)      12        9
Net realized investment results(2)             2      (10)     (29)
   Reserve development net of related
      amortization on business sold
      through reinsurance                      1        1        1
                                          ------   ------   ------
   Income before cumulative effect of
      accounting changes                     743      644      583
   Cumulative effect of accounting
      changes                                 --       --      (26)
                                          ------   ------   ------
Net Income                                $  743   $  644   $  557
                                          ======   ======   ======

----------
(1) Includes realized losses on investments of $2 million, $20 million and $47 million for 2006, 2005 and 2004, respectively; realized gains (losses) on derivative instruments of less than $1 million, $(1) million and $(12) million for 2006, 2005 and 2004, respectively; gain (loss) on reinsurance embedded derivative/trading securities of $4 million, $5 million and $(1) million in 2006, 2005 and 2004, respectively; and gain on sale of subsidiaries/businesses of $14 million for 2004.

(2) Includes realized losses on investments of less than $1 million, $13 million and $21 million for 2006, 2005 and 2004, respectively; realized gains (losses) on derivative instruments of $1 million, less than $(1) million and $(7) million for 2006, 2005 and 2004, respectively; gain (loss) on reinsurance embedded derivative/trading securities of $2 million, $3 million and $(1) million for 2006, 2005 and 2004, respectively.

                                 2006       2005
                               --------   --------
                                  (IN MILLIONS)
                               -------------------
ASSETS:
   Individual Annuities        $ 58,995   $ 48,250
   Life Insurance                24,238     21,795
   Retirement Products           34,218     33,478
   Other Operations               6,685      6,649
   Consolidating adjustments      1,932      3,882
                               --------   --------
Total                          $126,068   $114,054
                               ========   ========

12. SHAREHOLDER'S EQUITY

All of the 10 million authorized, issues and outstanding shares of $2.50 par value common stock of LNL are owned by LNC.

Details underlying the balance sheet caption "Net Unrealized Gain on Securities Available-for-Sale," are as follows:

                                                          2006      2005
                                                        -------   -------
                                                          (IN MILLIONS)
                                                        -----------------
Fair value of securities  available-for-sale            $32,043   $32,346
Cost of securities  available-for-sale                   31,395    31,362
                                                        -------   -------
Unrealized gain                                             648       984
Adjustments to DAC and VOBA                                (175)     (266)
Amounts required to satisfy  policyholder commitments       (20)      (31)
Foreign currency exchange  rate adjustment                   28        16
Deferred income taxes                                      (166)     (251)
                                                        -------   -------
Net unrealized gain on  securities available-for-sale   $   315   $   452
                                                        =======   =======

Adjustments to DAC and VOBA and amounts required to satisfy policyholder commitments are netted against the DAC and VOBA asset line and included within the insurance policy and claim reserve line on the Consolidated Balance Sheets, respectively.

Details underlying the change in net unrealized gain (loss) on securities available-for-sale, net of reclassification adjustment shown on the Consolidated Statements of Shareholder's Equity are as follows:

                                                  2006    2005   2004
                                                 -----   -----   ----
                                                     (IN MILLIONS)
                                                 --------------------
Unrealized gains (losses) on securities
   available-for-sale arising during the year    $(157)  $(479)  $116
Less: Reclassification adjustment for gains
   on disposals of prior year inventory
   included in net income(1)                        65      39     82
Less: Federal income tax expense (benefit) on
   reclassification                                (85)   (189)    11
                                                 -----   -----   ----
Net unrealized gain (loss) on securities
   available-for-sale, net of
   reclassifications and federal income tax
   expense (benefit)                             $(137)  $(329)  $ 23
                                                 =====   =====   ====

(1) The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to DAC and VOBA and amounts required to satisfy policyholder commitments.

The net unrealized gain (loss) on derivative instruments component of other comprehensive income shown on the Consolidated Statements of Shareholder's Equity is net of Federal income tax expense (benefit) of $3 million, $5 million, $3 million for 2006, 2005, 2004 respectively, and net of adjustments to DAC and VOBA of less than $1 million, $(7) million, $(8) million for 2006, 2005, 2004 respectively.

13. RESTRUCTURING CHARGES

The following provides details on our restructuring charges. All restructuring charges recorded by us are included in underwriting, acquisition, insurance and other expenses on the Consolidated Statements of IncomeConsolidated Statements of Income in the year incurred and are included in the Other Operations segment.

2006 RESTRUCTURING PLAN

Upon completion of LNC's merger with Jefferson-Pilot, a restructuring plan was implemented relating to the integration of LNC's legacy operations with those of Jefferson-Pilot. The realignment will enhance productivity, efficiency and scalability while positioning LNC and its affiliates for future growth.

The following details LNL's restructuring charges associated with this integration plan:

                                                     TOTAL
                                                 -------------
                                                 (IN MILLIONS)
                                                 -------------
Amounts incurred in 2006
   Employee severance and termination benefits        $12
   Abandoned office space                               1
                                                      ---
   Total 2006 restructuring charges                    13
Amounts expended in 2006
Restructuring reserve at December 31, 2006             (6)
                                                      ---
                                                      $ 7
                                                      ===
Additional amounts expended that do not
   qualify as restructuring charges                   $14

Expected completion date                          4th Quarter
                                                      2009

2005 RESTRUCTURING PLAN

During May 2005, LFA implemented a restructuring plan to realign its field management and financial planning support areas. Total pre-tax restructuring charges incurred during 2005 were $7 million. These charges, which are included in Other Operations, included employee severance and termination benefits of $4 million and rent on abandoned office space of $3 million. The remaining reserves totaled $1 million at December 31, 2006. The plan was completed by year end 2006, except for lease payments on vacated space which run through 2008.

2003 RESTRUCTURING PLANS

In January 2003, we realigned the operations in Hartford, Connecticut and Schaumburg, Illinois to enhance productivity, efficiency and scalability while positioning us for future growth. In February 2003, we announced plans to consolidate our fixed annuity operations in Schaumburg, Illinois into Fort Wayne, Indiana. In June 2003, we announced that we were combining our retirement and life insurance businesses into a single operating unit focused on providing wealth accumulation and protection, income distribution and wealth transfer products. In August 2003, we announced additional realignment activities.

The total pre-tax restructuring charges recorded in 2005 and 2004 were $23 million and $20 million, respectively. Pre-tax amounts reversed in restructuring charges in 2006 and 2004 were $1 million in each year. Additional pre-tax amounts expended that do not qualify as restructuring charges in 2005 and 2004 were $7 million and $15 million, respectively. These plans were completed in 2006.

14. TRANSACTIONS WITH AFFILIATES

Cash and short-term investments at December 31, 2006 and 2005 include our participation in a cash management agreement with LNC of $389 million and $227 million, respectively. Related investment income was $14 million, $6 million and $3 million in 2006, 2005 and 2004, respectively. Short-term debt represents notes payable to LNC of $21 million and $34 million at December 31, 2006 and 2005, respectively. Total interest expense for this short-term debt was $1 million per year in 2006, 2005 and 2004. As shown in Note 5, LNC supplied funding to us totaling $1.390 billion in 2006 and $1.250 billion in 2005, in exchange for notes. The interest expense on these notes was $78 million per year in 2006, 2005 and 2004.

A transfer pricing arrangement is in place between LFD and Delaware Management Holdings, Inc. ("DMH") related to the wholesaling of DMH's investment products. As a result, we received fees of $36 million, $41 million, and $32 million from DMH for transfer pricing in 2006, 2005, and 2004. We also received fees of $4 million in 2006, from the Jefferson-Pilot Companies, for distributing Variable Universal Life products.

We paid fees of $57 million, $72 million and $79 million to DMH for investment management services in 2006, 2005 and 2004, respectively.

We provide services to and receive services from affiliated companies plus we receive an allocation of corporate overhead from LNC. This allocation is based on a calculation that utilizes income and equity of the business units. These activities with affiliated companies resulted in net payments of $59 million, $122 million and $101 million in 2006, 2005 and 2004, respectively.

We cede and accept reinsurance from affiliated companies. As discussed in Note 6, we cede certain Guaranteed Benefit risks (including certain GMDB and all GMWB benefits) to LNR Barbados. We also cede certain risks for certain UL policies, which resulted from recent actuarial reserving guidelines, to LNR Barbados. As of December 31, 2006, 2005 and 2004, all of these transactions are between us and LNR Barbados and us and Lincoln Assurance Limited, an affiliated life insurance company. Premiums in the accompanying Consolidated Statements of Income include premiums on insurance business accepted under reinsurance contracts and exclude premiums ceded to other affiliated companies, as follows:

                                         2006    2005    2004
                                        -----   -----   -----
                                            (IN MILLIONS)
                                        ---------------------
Insurance assumed                       $  25   $  --   $  --
Insurance ceded                          (238)   (219)   (116)
                                        -----   -----   -----
   Net reinsurance premiums and fees    $(213)  $(219)  $(116)
                                        =====   =====   =====

The Consolidated Balance Sheets include reinsurance balances with affiliated companies as follows:

                                                                 2006    2005
                                                                 ----   ------
                                                                 (IN MILLIONS)
                                                                 -------------
Future policy benefits and claims assumed                        $141   $    3
Future policy benefits and claims ceded                           951    1,052
Amounts recoverable from reinsurers on paid and unpaid losses      16       16
Reinsurance payable on paid losses                                 11        3
Funds held under reinsurance  treaties-net liability              702      718

Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take a reserve credit for such reinsurance, we hold assets from the reinsurer, including funds held under reinsurance treaties, and are the beneficiary on letters of credit aggregating $1,153 million and $751 million at December 31, 2006 and 2005, respectively. The letters of credit are issued by banks and represent guarantees of performance under the reinsurance agreement, and are guaranteed by LNC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
The Lincoln National Life Insurance Company

We have audited the accompanying consolidated balance sheets of The Lincoln National Life Insurance Company ("Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Lincoln National Life Insurance Company at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2006 the Company changed its method of accounting for defined benefit pension and other postretirement plans. Also, as discussed in Note 2 to the financial statements, in 2004 the Corporation changed its method of accounting for certain non-traditional long-duration contracts and for separate accounts.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 19, 2007

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                 SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS

                                                                DECEMBER 31, 2006   DECEMBER 31, 2005
                                                                -----------------   -----------------
                                                                            (IN MILLIONS)
                                                                -------------------------------------
ASSETS
Investments:
   Securities available-for sale, at fair value:
      Fixed maturity (cost: 2006 -- $53,846, 2005 -- $31,267)        $ 54,697            $ 32,245
      Equity (cost: 2006 -- $205, 2005 -- $95)                            218                 101
   Trading securities                                                   2,820               2,985
   Mortgage loans on real estate                                        7,344               3,662
   Real estate                                                            409                 182
   Policy loans                                                         2,755               1,858
   Derivative investments                                                 245                  41
   Other investments                                                      819                 423
                                                                     --------            --------
         Total Investments                                             69,307              41,497
Cash and invested cash                                                  1,762               1,962
Deferred acquisition costs and value of business acquired               7,609               4,418
Premiums and fees receivable                                              331                 285
Accrued investment income                                                 838                 500
Amounts recoverable from reinsurers                                     7,949               6,955
Goodwill                                                                3,514                 919
Other assets                                                            1,729               1,091
Assets held in separate accounts                                       71,777              56,427
                                                                     --------            --------
         Total Assets                                                $164,816            $114,054
                                                                     ========            ========
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES:
   Insurance policy and claim reserves                               $ 13,650            $ 10,384
   Investment contractholder and policyholder funds                    58,385              35,273
                                                                     --------            --------
         Total Insurance and Investment Contract Liabilities           72,035              45,657
Short-term debt                                                            21                  34
Long-term debt and senior notes                                         1,440               1,250
Reinsurance related derivative liability                                  218                 278
Funds withheld reinsurance liabilities                                  1,816               1,711
Deferred gain on indemnity reinsurance                                    759                 835
Other liabilities                                                       3,905               2,536
Liabilities related to separate accounts                               71,777              56,427
                                                                     --------            --------
         Total Liabilities                                            151,971             108,728
                                                                     --------            --------
Commitments and Contingencies (See Note 9)
SHAREHOLDER'S EQUITY
Common stock                                                            6,961                  25
Retained earnings                                                       5,468               4,848
Accumulated other comprehensive income:
   Net unrealized gain on securities available-for-sale                   421                 452
   Net unrealized (loss)gain on derivative instruments                     (9)                  7
   Minimum pension liability adjustment                                    --                  (6)
                                                                     --------            --------
      Net other comprehensive income adjustments, net of tax              412                 453
      Adjustment to initially apply SFAS 158                                4                  --
                                                                     --------            --------
         Total accumulated other comprehensive income                     416                 453
                                                                     --------            --------
         Total Shareholder's Equity                                    12,845               5,326
                                                                     --------            --------
         Total Liabilities and Shareholder's Equity                  $164,816            $114,054
                                                                     ========            ========

See accompanying notes to the Supplemental Consolidated Financial Statements.

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF INCOME

                                                                                   2006     2005     2004
                                                                                  ------   ------   ------
                                                                                        (IN MILLIONS)
                                                                                  ------------------------
REVENUE:
Insurance premiums                                                                $1,149   $   67   $  158
Insurance fees                                                                     2,439    1,575    1,405
Net investment income                                                              3,869    2,592    2,593
Realized (loss) on investments                                                        (2)     (16)     (45)
Amortization of deferred gain on indemnity insurance                                  76       77       87
Other revenue and fees                                                               258      316      275
                                                                                  ------   ------   ------
   Total Revenue                                                                   7,789    4,611    4,473
                                                                                  ------   ------   ------
BENEFITS AND EXPENSES:
Benefits                                                                           3,998    2,122    2,143
Underwriting, acquisition, insurance and other expenses                            2,086    1,544    1,475
Interest and debt expense                                                             84       78       79
                                                                                  ------   ------   ------
   Total Benefits and Expenses                                                     6,168    3,744    3,697
                                                                                  ------   ------   ------
Income before Federal income taxes and cumulative effect of accounting changes     1,621      867      776
Federal income taxes                                                                 460      223      193
                                                                                  ------   ------   ------
Income before cumulative effect of accounting changes                              1,161      644      583
Cumulative effect of accounting changes (net of Federal income taxes)                 --       --      (26)
                                                                                  ------   ------   ------
   Net Income                                                                     $1,161   $  644   $  557
                                                                                  ======   ======   ======

See accompanying notes to the Supplemental Consolidated Financial Statements.

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                                    2006     2005     2004
                                                                                  -------   ------   ------
                                                                                        (IN MILLIONS)
                                                                                  -------------------------
COMMON STOCK:
Balance at beginning of year                                                      $    25   $   25   $   25
Merger: Jefferson-Pilot Life, Jefferson-Pilot LifeAmerica and Jefferson-Pilot
   Financial Insurance Company                                                      6,936       --       --
                                                                                  -------   ------   ------
      Balance at the end of year                                                    6,961       25       25
                                                                                  -------   ------   ------
RETAINED EARNINGS:
Balance at the beginning of the year                                                4,848    4,385    3,856
Comprehensive income                                                                1,120      315      566
Less other comprehensive income (loss) (net of federal income tax):
   Net unrealized gain (loss) on securities available-for-sale, net of
      reclassification adjustment                                                     (31)    (329)      23
   Net unrealized loss on derivative instruments                                      (16)      (7)     (10)
   Minimum pension liability adjustment                                                 6        7       (4)
                                                                                  -------   ------   ------
Net income                                                                          1,161      644      557
Additional investment by Lincoln National Corporation/Stock Compensation               27       19      122
Dividends declared                                                                   (568)    (200)    (150)
                                                                                  -------   ------   ------
      Balance at the end of year                                                    5,468    4,848    4,385
                                                                                  -------   ------   ------
NET UNREALIZED GAIN ON SECURITIES AVAILABLE-FOR-SALE:
Balance at the beginning of the year                                                  452      781      758
Change during the year                                                                (31)    (329)      23
                                                                                  -------   ------   ------
      Balance at the end of year                                                      421      452      781
                                                                                  -------   ------   ------
NET UNREALIZED (LOSS) GAIN ON DERIVATIVE INSTRUMENTS:
Balance at the beginning of the year                                                    7       14       24
Change during the year                                                                (16)      (7)     (10)
                                                                                  -------   ------   ------
      Balance at the end of year                                                       (9)       7       14
                                                                                  -------   ------   ------
MINIMUM PENSION LIABILITY ADJUSTMENT:
Balance at the beginning of the year                                                   (6)     (13)      (9)
Change during the year                                                                  6        7       (4)
                                                                                  -------   ------   ------
      Balance at the end of year                                                       --       (6)     (13)
                                                                                  -------   ------   ------
ADJUSTMENT FOR ADOPTION OF SFAS 158                                                     4       --       --
                                                                                  -------   ------   ------
Total Shareholder's Equity                                                        $12,845   $5,326   $5,192
                                                                                  =======   ======   ======

See accompanying notes to the Supplemental Consolidated Financial Statements.

STATEMENTS OF CASH FLOW

                                                                                       2006      2005      2004
                                                                                     -------   -------   -------
                                                                                            (IN MILLIONS)
                                                                                     ---------------------------
OPERATING ACTIVITIES
Net income                                                                           $ 1,161   $   644   $   557
Adjustments to reconcile net income to net cash provided by operating activities:
   Deferred acquisition costs and value of business acquired                            (722)     (430)     (350)
   Premiums and fees receivable                                                           16        54       112
   Accrued investment income                                                              21        (4)       (5)
   Policy liabilities and accruals                                                       170    (1,082)   (1,347)
   Net trading securities, purchases, sales and maturities                               165       (72)      (99)
   Cumulative effect of accounting change                                                 --        --        39
   Contractholder funds                                                                  741     1,893     1,536
   Amounts recoverable from reinsurers                                                   199       101       375
   Federal income taxes                                                                  121       144       121
   Stock-based compensation expense                                                        4        18        19
   Depreciation                                                                           54        64        48
   Realized loss on investments and derivative instruments                                 2        16        59
   Gain on sale of subsidiaries/business                                                  --        --       (14)
   Amortization of deferred gain                                                         (76)      (76)      (87)
   Other                                                                                (164)     (608)     (275)
                                                                                     -------   -------   -------
      Net adjustments                                                                    531        18       132
                                                                                     -------   -------   -------
      Net cash provided by operating activities                                        1,692       662       689
                                                                                     -------   -------   -------
INVESTING ACTIVITIES
Securities available-for-sale:
   Purchases                                                                          (9,323)   (5,725)   (9,001)
   Sales                                                                               5,328     3,767     4,740
   Maturities                                                                          3,326     2,392     2,468
Purchase of other investments                                                           (696)   (1,008)   (1,938)
Sale or maturity of other investments                                                    585     1,151     2,187
Proceeds from disposition of business                                                     --        --        10
Cash acquired from merger of Jefferson-Pilot Life Insurance Company and
   Jefferson-Pilot LifeAmerica Insurance Company                                         154        --        --
Other                                                                                     58         9       146
                                                                                     -------   -------   -------
      Net cash provided by (used in) investing activities                               (568)      586    (1,388)
                                                                                     -------   -------   -------
FINANCING ACTIVITIES
Issuance of long-term debt                                                               140        --        47
Payment of long-term debt                                                                 --       (47)       --
Net decrease in short-term debt                                                          (13)        2       (10)
Univeral life and investment contract deposits                                         7,444     4,783     4,928
Univeral life and investment contract withdrawals                                     (6,660)   (3,755)   (3,353)
Investment contract transfers                                                         (1,821)   (1,483)   (1,336)
Increase in collateral on loaned securities                                               --        45       181
Increase in funds withheld liability                                                     105       131        87
Net proceeds from securities sold under repurchase agreements                             49        --        --
Capital contribution from shareholder                                                     --        --       100
Dividends paid to shareholders                                                          (568)     (200)     (150)
                                                                                     -------   -------   -------
      Net cash provided by (used in) financing activities                             (1,324)     (524)      494
                                                                                     -------   -------   -------
      Net increase (decrease) in cash and invested cash                                 (200)      724      (205)
                                                                                     -------   -------   -------
Cash and invested cash at beginning of year                                            1,962     1,238     1,443
                                                                                     -------   -------   -------
      Cash and invested cash at end of year                                          $ 1,762   $ 1,962   $ 1,238
                                                                                     =======   =======   =======

See accompanying notes to the Supplemental Consolidated Financial Statements.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying Supplemental Consolidated Financial Statements include The Lincoln National Life Insurance Company and its majority-owned subsidiaries ("LNL" or the "Company", which may also be referred to in these Notes as "we" or "us"). The Company is domiciled in Indiana. Lincoln National Corporation ("LNC") owns 100% of the Company on a direct basis and its subsidiaries on an indirect basis. The Company owns 100% of the outstanding common stock of two insurance company subsidiaries: First Penn-Pacific Life Insurance Company ("First Penn") and Lincoln Life & Annuity Company of New York ("Lincoln Life New York"). The Company also owns several non-insurance companies, including Lincoln Financial Distributors ("LFD") and Lincoln Financial Advisors ("LFA"), LNC's internally owned wholesaling and retailing business units, respectively throughout business segments. LNL's principal businesses consist of underwriting annuities, deposit-type contracts and life insurance through multiple distribution channels. LNL is licensed and sells its products throughout the United States and several U.S. territories (see Note 11). These Supplemental Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP").

On April 3, 2006, LNC completed its merger with Jefferson-Pilot ("JP") by acquiring 100% of the outstanding shares of Jefferson-Pilot. On February 15, 2007, the North Carolina Department of Insurance approved the merger of the Jefferson Pilot Life Insurance Company ("JPL") and Jefferson-Pilot LifeAmerica Insurance Company ("JPLA"), both affiliates, into the Company with the Company being the survivor and the Parent Company, respectively. The effective date of these transactions was April 2, 2007. Jefferson Pilot Financial Insurance Company ("JPFIC") was wholly owned by JP. JPFIC is expected to merge into LNL on July 2, 2007. This transaction is dependent on the approval by the Nebraska Insurance Department. These financial statements are prepared as if on April 3, 2006, the Company completed the merger with Jefferson-Pilot Life Insurance Company, Jefferson-Pilot Financial Insurance Company and Jefferson-Pilot LifeAmerica Insurance Company, and has included the results of operations and financial condition of JPL, JPFIC and JPLA in our Supplemental Consolidated Financial Statements beginning on April 3, 2006. The Supplemental Consolidated Financial Statements for the years ended December 31, 2005 and 2004 exclude the results of operations and financial condition of JPL, JPFIC and JPLA. The insurance subsidiaries also submit financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting practices (SAP) and are significantly different from financial statements prepared in accordance with GAAP. See Note 9. Certain GAAP policies, which significantly affect the determination of financial position, results of operations and cash flows, are summarized below.

BUSINESS COMBINATIONS

On April 3, 2006, LNC completed its merger with JP by acquiring 100% of the outstanding shares of JP in a transaction accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard
(SFAS) No. 141, "Business Combinations" ("SFAS 141") and JPL, JPFIC and JPLA became wholly-owned by LNC.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. As of April 3, 2006, the associated fair values of JPL, JPFIC and JPLA were "pushed down" to the Company's financial statements in accordance with push down accounting rules.

The fair value of net assets assumed in the mergers was $6.9 billion. Goodwill of $2.6 billion resulted from the excess of purchase price over the fair value of the net assets assumed. The parent paid a premium over the fair value of JP's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

The following table summarizes the preliminary fair values of the net assets acquired as of the acquisition date along with adjustments that were made to the Balance Sheet to get to the fair value of net assets:

                                                    PRELIMINARY     FAIR VALUE
                                                     FAIR VALUE   ADJUSTMENTS(1)
                                                    -----------   --------------
                                                          (IN MILLIONS)
                                                    ----------------------------
Investments                                          $ 27,378        $   305
Due from reinsurers                                     1,193             --
Deferred policy acquisition costs                          --         (2,494)
Value of business acquired                              2,478          1,983
Goodwill                                                2,595          2,325
Other assets                                            1,138             24
Assets held in separate accounts                        2,574             --
Policy liabilities                                    (26,562)           564
Income tax liabilities                                   (440)          (137)
Accounts payable, accruals and other liabilities         (848)           (13)
Liabilities related to separate accounts               (2,574)            --
                                                     --------        -------
   Total net assets acquired                         $  6,932        $ 2,557
                                                     ========        =======

(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                        PRELIMINARY
                        FAIR VALUE
                       -------------
                       (IN MILLIONS)
                       -------------
Individual Markets:
   Life Insurance         $1,326
   Annuities                 988
Employer Markets:
   Group Protection          281
                          ------
      Total Goodwill      $2,595
                          ======

ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, derivatives, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, insurance and investment contract liabilities, deferred front end loads, pension plans and the potential effects of resolving litigated matters.

INVESTMENTS

Securities available-for-sale consist of fixed maturity and equity securities, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired. Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, we apply professional judgment and make adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and investment income are recognized when earned. Amortization of premiums and accretion of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses with a corresponding reduction in the cost of available-for-sale fixed maturity and equity securities. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments.

Trading securities consist of fixed maturity and equity securities in designated portfolios, which support modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements. Investment results for these portfolios, including gains and losses from sales, are passed directly to the reinsurers through the contractual terms of the reinsurance arrangements. Trading securities are carried at fair value and changes in fair value are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of embedded derivative liabilities associated with the underlying reinsurance arrangements.

For the mortgage-backed securities portion of the trading and available-for-sale fixed maturity securities portfolios, we recognize investment income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When the effective yield changes, the carrying value of the security is adjusted prospectively. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts and are net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the amortized cost of the mortgage loan and the estimated value. Estimated value is based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate;
2) the loan's observable market price; 3) the fair value of the collateral. The provision for losses is reported as realized gain (loss) on investments. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. Interest income on mortgage loans includes interest collected, the change in accrued interest, and amortization of premiums and discounts. Mortgage loan fees and costs are recorded in net investment income as they are incurred.

Investment real estate is carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset. Cost is adjusted for impairment when the projected undiscounted cash flow from the investment is less than the carrying value. Impaired real estate is written down to the estimated fair value of the real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Also, valuation allowances for losses are established, as appropriate, for real estate holdings that are in the process of being sold. Real estate

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

acquired through foreclosure proceedings is reclassified on the balance sheet from mortgage loans on real estate to real estate and is recorded at fair value at the settlement date, which establishes a new cost basis. If a subsequent periodic review of a foreclosed property indicates the fair value, less estimated costs to sell, is lower than the carrying value at settlement date, the carrying value is adjusted to the lower amount. Write-downs to real estate and any changes to the reserves on real estate are reported as realized loss on investments.

Policy loans are carried at aggregate unpaid balances.

Realized gain (loss) on investments includes realized gains and (losses) from the sale of investments, derivative gains (losses), gains on sale of subsidiaries/business, and net gain (loss) on reinsurance embedded derivative/trading securities. See Note 3 for additional detail. Realized gain
(loss) on investments is recognized in net income, net of associated amortization of deferred acquisition costs ("DAC") and investment expenses, using the specific identification method. Changes in the fair values of available-for-sale securities carried at fair value are reported as a component of accumulated other comprehensive income, after deductions for related adjustments for DAC and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

DERIVATIVE INSTRUMENTS

We hedge certain portions of our exposure to interest rate risk, credit risk, foreign exchange risk and equity fluctuation risk by entering into derivative transactions. We recognize all derivative instruments as either assets or liabilities in the Supplemental Consolidated Balance Sheets at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument based upon the exposure being hedged -- as a cash flow hedge, fair value hedge or a hedge of a net investment in a foreign operation. As of December 31, 2006 and 2005, we had derivative instruments that were designated and qualified as cash flow hedges and fair value hedges. In addition, we had derivative instruments that were economic hedges, but were not designated as hedging instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income ("OCI") and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of designated future cash flows of the hedged item (hedge ineffectiveness), if any, is recognized in net income during the period of change. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain in fair value on the hedged item attributable to the hedged risk are recognized in net income during the period of change in fair values. For derivative instruments that are not designated as hedging instruments but that are economic hedges, the gain or loss is recognized in current income during the period of change in the corresponding income statement line as the transaction being hedged.

We have a hedging strategy designed to mitigate the risk and income statement volatility caused by changes in the equity markets, interest rates, and volatility associated with the Lincoln Smart SecuritySM Advantage guaranteed minimum withdrawal benefits ("GMWB") feature and our i4LIFE(R) Advantage guaranteed income benefits ("GIB") feature that is available in our variable annuity products. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS 133, resulting in the guarantees being recognized at fair value, with changes in fair value being reported in net income. The hedging strategy is designed such that changes in the value of the hedge contracts move in the opposite direction of changes in the value of the embedded derivative of the GMWB and GIB. As part of our current hedging program, policyholder behavior and equity, interest rate, and volatility market conditions are monitored on a daily basis. We rebalance our hedge positions based upon changes in these factors as needed. While we actively manage our hedge positions, our hedge positions may not be totally effective to offset changes in assets and liabilities caused by movements in these factors due to, among other things, differences in timing between when a market exposure changes and corresponding changes to the hedge positions, extreme swings in the equity markets and interest rates, market volatility, policyholder behavior, divergence between the performance of the underlying funds and the hedging indices, divergence between the actual and expected performance of the hedge instruments, or our ability to purchase hedging instruments at prices consistent with our desired risk and return trade-off.

We have certain Modco and CFW reinsurance arrangements with embedded derivatives related to the funds withheld assets. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the fair value of these derivatives are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of trading securities in portfolios that support these arrangements.

See Note 9 for further discussion of our accounting policy for derivative instruments.

CASH AND INVESTED CASH

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEFERRED ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED, DEFERRED FRONT END LOADS, DEFERRED SALES INDUCEMENTS

Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97") and SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). Under SFAS 97, acquisition costs for universal life, variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges, investment, mortality net of reinsurance ceded and expense margins, and actual realized gain
(loss) on investments. Past amortization amounts are adjusted when revisions are made to the estimates of current or future gross profits expected from a group of products. Policy lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the policies. Policy lives for fixed and variable deferred annuities are 14 to 20 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term, or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable experience.

Under SFAS 60, acquisition costs for traditional life insurance products, which include whole life and term life insurance contracts are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no DAC being amortized under SFAS 60 for fixed and variable payout annuities.

For all SFAS 97 and SFAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience and expected trends.

Value of business acquired ("VOBA") is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products acquired, (i.e., unit-linked products and variable deferred annuities) and over the premium paying period for insurance products acquired, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for VOBA vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. VOBA is amortized in a manner consistent with DAC.

The carrying amounts of deferred policy acquisition costs and value of business acquired are adjusted for the effects of realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

Bonus credits and excess interest for dollar cost averaging ("DCA") contracts are considered sales inducements and are deferred as a sales inducement asset (referred to as "deferred sales inducements" or "DSI"). DSI is amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC. DSI is reported within the other assets caption of the Supplemental Consolidated Balance Sheets.

Policy sales charges that are collected in the early years of an insurance policy have been deferred (referred to as "deferred front-end loads" or "DFEL") and are amortized into income over the life of the policy in a manner consistent with that used for DAC. DFEL is reported within the investment contract and policyholder funds caption of the Supplemental Consolidated Balance Sheets. The deferral and amortization of DFEL is reported within insurance fees in the Supplemental Consolidated Statements of Income.

During the third quarter of each year, we conduct our annual comprehensive review of the assumptions underlying the amortization of DAC, VOBA, DSI and DFEL. We review the various assumptions including investment margins, mortality and retention. These assumptions also impact the reserves for the guarantee features within our variable annuity and life insurance products. In addition to the annual third quarter review of assumptions, if factors or trends indicate that actual experience varies significantly from these assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs and value of business acquired, referred to as prospective unlockings, are reflected in amortization expense within the Consolidated Statements of Income. Prospective unlockings affecting DSI are reflected in benefits expense and affecting DFEL are included in insurance fees within the Consolidated Statements of Income.

DAC and VOBA are reviewed periodically to determine that the unamortized portion does not exceed the expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

REINSURANCE

We enter into reinsurance agreements with other companies in the normal course of our business. Assets/Liabilities and premiums/benefits from certain reinsurance contracts that grant statutory surplus relief to other insurance companies are netted on the balance sheets and income statements, respectively, since there is a right of offset. All other reinsurance agreements are reported on a gross basis in the balance sheets as an asset for amounts recoverable from reinsurers or as a component of other liabilities for amounts, such as premiums, owed to the reinsurers, with the exception of Modco agreements for which the right of offset also exists.

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GOODWILL AND OTHER INTANGIBLE ASSETS

We recognize the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review the carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

Other intangible assets, which consist of DSI and sales force intangibles, as of December 31, 2006 and 2005, net of accumulated amortization are reported in other assets. DSI is amortized as discussed above, under the heading Deferred Acquisition Costs, Value of Business Acquired, Deferred Front End Loads, Deferred Sales Inducements. Sales force intangibles are attributable to the value of the distribution system acquired in the Individual Markets -- Life Insurance segment. These assets are amortized on a straight-line basis over their useful life of 25 years.

PROPERTY AND EQUIPMENT

Property and equipment owned for company use is included in other assets in our Supplemental Consolidated Balance Sheets and is carried at cost less allowances for depreciation. Provisions for depreciation of investment real estate and property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets, which include buildings, computer hardware and software and other property and equipment.

IMPAIRMENT OF LONG-LIVED ASSETS

We periodically review the carrying value of long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Long-lived assets to be disposed of by abandonment or in an exchange for a similar productive long-lived asset are classified as held and used until disposed of.

Long-lived assets to be sold are classified as held for sale and are no longer depreciated. Certain criteria have to be met in order for the long-lived asset to be classified as held for sale, including that a sale is probable and expected to occur within one year. Long-lived assets classified as held for sale are recorded at the lower of their carrying amount or fair value less cost to sell.

ASSETS HELD IN SEPARATE ACCOUNTS/LIABILITIES RELATED TO SEPARATE ACCOUNTS

These assets and liabilities related to separate accounts represent segregated funds administered and invested by us and our insurance subsidiaries for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by us for administrative and contractholder maintenance services performed for these separate accounts are included in insurance fee revenue. Policyholder account balances, withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the Supplemental Consolidated Statements of Income.

INSURANCE AND INVESTMENT CONTRACT LIABILITIES

The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.00% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 0.75% to 13.50%.

The liabilities for future claim reserves for variable annuity products containing guaranteed minimum death benefits ("GMDB") features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date, less the cumulative GMDB payments, plus interest. The change in the reserve for a period is then the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC.

With respect to its insurance and investment contract liabilities, we continually review our: 1) overall reserve position; 2) reserving techniques, and; 3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The business written or assumed by us includes participating life insurance contracts, under which the policyholder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

experience and future expectations. As of December 31, 2006 and 2005 participating policies comprised 1.3% of the face amount of insurance in-force, and dividend expenses were $85 million, $78 million, and $77 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Universal life and variable life products with secondary guarantees represent approximately 34% of permanent life insurance in-force at December 31, 2006 and approximately 77% of sales of these products in 2006. Liabilities for the secondary guarantees on universal life-type products are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC, VOBA, DFEL and DSI. The accounting for secondary guarantee benefits impacts, and is impacted by, EGPs used to calculate amortization of DAC, VOBA, DFEL and DSI. The risk for the secondary guarantee is ceded to an affiliate of the Company in an arrangement that does not qualify as reinsurance. If the secondary guarantee is triggered, then the affiliate will reimburse the Company for the cost of insurance charges. The reinsurance of the secondary guarantee is considered a derivative as it does not meet the insurance risk transfer requirements of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("SFAS 113"). The fair value of the derivative is determined based on the fair value of the cash flows related to this agreement.

LOANED SECURITIES

Securities loaned are treated as collateralized financing transactions and a liability is recorded equal to the cash collateral received which is typically greater than the market value of the related securities loaned. This liability is included within other liabilities in our Supplemental Consolidated Balance Sheets. Our agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. We value collateral daily and obtain additional collateral when deemed appropriate.

BORROWED FUNDS

Short-term borrowings are defined as borrowings with contractual or expected maturities of one year or less. Long-term borrowings have contractual or expected maturities greater than one year.

COMMITMENTS AND CONTINGENCIES

Contingencies arising from environmental remediation costs, regulatory judgments, claims, assessments, guarantees, litigation, recourse reserves, fines, penalties and other sources are recorded when deemed probable and estimable.

PREMIUMS AND FEES ON INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS

Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance. Revenues for investment products and universal life insurance products consist of net investment income, asset based fees, cost of insurance charges, percent of premium charges, policy administration charges and surrender charges that have been assessed and earned against policy account balances and premiums received during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset based fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contractholder in accordance with contractual terms.

PREMIUMS ON TRADITIONAL LIFE INSURANCE PRODUCTS

Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due from the policyholder.

OTHER REVENUES AND FEES

Other revenue and fees principally consists of amounts earned by LFA, our retail distribution arm, from sales of third party insurance and investment products. Such revenue is recorded as earned at the time of sale.

BENEFITS AND EXPENSES

Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in our general account during 2004 through 2006 ranged from 4.0% to 7.0%. For traditional life, group health and disability income products, benefits and expenses, other than DAC, are recognized when incurred in a manner consistent with the related premium recognition policies. Benefits and expenses includes the change in reserves for annuity products with guaranteed benefits, such as GMDB, and the change in fair values of guarantees for annuity products with guaranteed income benefits ("GIB") or guaranteed minimum withdrawal benefits ("GMWB").

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Pursuant to the accounting rules for our obligations to employees under our various pension and other postretirement benefit plans, we are required to make a number of assumptions to estimate related liabilities and expenses. We use assumptions for the weighted-average discount rate, expected return on plan assets and a salary increase assumption to estimate

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is initially established at the beginning of the plan year based on historical and projected future rates of return and is the average rate of earnings expected on the funds invested or to be invested in the plan. The calculation of our accumulated postretirement benefit obligation also uses an assumption of weighted-average annual rate of increase in the per capita cost of covered benefits, which reflects a health care cost trend rate. See Note 7 for more information on our accounting for employee benefit plans.

STOCK BASED COMPENSATION

We expense the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase in shareholder's equity. For additional information on stock based incentive compensation see Note 8.

INCOME TAXES

We and our eligible subsidiaries, excluding JPL, JPFIC and JPLA, have elected to file consolidated Federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, we provide for income taxes on a separate return filing basis. The tax sharing agreement also provides that we will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

JPL and JPFIC file separate Federal income tax returns.

2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES

SFAS NO. 123(R) -- SHARE-BASED PAYMENT.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires us to recognize at fair value all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, we adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the amount of stock-based compensation expense allocated to the Company in 2006.

See Note 8 for more information regarding our stock-based compensation plans.

FSP 115-1 -- THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments," references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. Our existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where we do not have the intent to hold the securities until either maturity or recovery. We adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on our consolidated financial condition or results of operations.

SFAS NO. 158 -- EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS -- AN AMENDMENT OF FASB STATEMENTS NO. 87, 88, 106, AND 132(R).

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). The guidance requires us to recognize on the balance sheet the funded status of our defined benefit pension and other postretirement plans as either an

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2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES (CONTINUED)

asset or liability, depending on the plans' funded status, with changes in the funded status recognized through other comprehensive income. The funded status is measured as the difference between the fair value of the plan assets and the projected benefit obligation, for pension plans, or the accumulated postretirement benefit obligation for postretirement benefit plans. Prior service costs or credits and net gains or losses which are not recognized in current net periodic benefit cost, pursuant to SFAS No. 87, "Employers' Account for Pensions" or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," must be recognized in other comprehensive income, net of tax, in the period in which they occur. As these items are recognized in net periodic benefit cost, the amounts accumulated in other comprehensive income are adjusted. Under SFAS 158, disclosure requirements have also been expanded to separately provide information on the prior service costs or credits and net gains and losses recognized in other comprehensive income and their effects on net periodic benefit costs. Retroactive application of SFAS 158 is not permitted. We applied the recognition provisions of SFAS 158 as of December 31, 2006. The adoption of SFAS 158 resulted in a increase to accumulated other comprehensive income of $4 million.

See Note 7 for more information regarding our adoption of SFAS 158.

SAB NO. 108 -- CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on our Supplemental Consolidated Financial Statements.

STATEMENT OF POSITION 05-1.

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 addresses the accounting for Deferred Acquisition Costs ("DAC") on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

We adopted SOP 05-1 effective January 1, 2007 by recording decreases to the following categories in our Consolidated Balance Sheets:

                                                (IN MILLIONS,
                                                  UNAUDITED)
                                                -------------
ASSETS
Deferred acquisition costs                           $31
Value of business acquired                            35
Other assets -- deferred sales inducements             3
                                                     ---
   Total assets                                      $69
                                                     ===
LIABILITIES AND SHAREHOLDER'S EQUITY
Investment contract and policyholder
   funds -- deferred front end loads                 $ 2
Insurance policy and claims
   reserve -- guaranteed minimum death
   benefit annuity reserve                             4
Other liabilities -- income tax liabilities           22
                                                     ---
   Total liabilities                                  28
                                                     ---
Retained earnings                                     41
                                                     ---
   Total liabilities and shareholder's equity        $69
                                                     ===

The adoption of this new guidance primarily impacts our Individual Markets Annuities and Employer Markets Group Protection businesses, and our accounting policies regarding the assumptions for lapsation used in the amortization of DAC and value of business acquired ("VOBA"). In addition, the adoption of SOP 05-1 resulted in a $6 million (unaudited) pre-tax increase to underwriting, acquisition, insurance and other expenses on our Consolidated Statements of Income in the first three months of 2007, which was attributable to changes in DAC and VOBA deferrals and amortization.

SFAS NO. 155 -- ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -- AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of

FASB Statements No. 133 and 140" ("SFAS 155"), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"); (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB cleared Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" ("DIG B40"). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

We will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 will not have a material impact on our consolidated financial condition or results of operations.

FASB INTERPRETATION NO. 48 -- ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 effective January 1, 2007 by recording an increase in the liability for unrecognized tax benefits of $14 million (unaudited) in our Consolidated Balance Sheets, offset by a reduction to the beginning balance of retained earnings.

SFAS NO. 157 -- FAIR VALUE MEASUREMENTS.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the effects of SFAS 157 on our consolidated financial condition and results of operations.

SOP 03-1.

Effective January 1, 2004, we implemented the provisions of AICPA SOP 03-1, "Accounting and Reporting by Insurance

Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"). Adjustments arising from implementation, as discussed below, were recorded in net income as a cumulative effect of accounting change.

GUARANTEED MINIMUM DEATH BENEFIT RESERVES. Although there was no method prescribed under GAAP for GMDB reserving until the issuance of SOP 03-1, our Individual Annuities segment had been recording a reserve for GMDBs. At December 31, 2003, our GMDB reserve was $46 million. Adoption of the GMDB reserving methodology under SOP 03-1 resulted in a decrease to reserves of $10 million pre-tax. GMDB reserves were $23 million and $15 million at December 31, 2006 and 2005, respectively, of which $21 and $15 million were ceded to an affiliated reinsurance company.

Application of SOP 03-1 impacts EGPs used to calculate amortization of DAC, VOBA, DSI, and the liability for DFEL. The benefit ratio approach under SOP 03-1 results in a portion of future GMDB fees being accrued as a liability for future GMDB reserves. As a result, the EGPs used in our determination of DAC amortization are lower under SOP 03-1. Therefore upon adoption of SOP 03-1 we reported an unfavorable DAC/VOBA/DSI/DFEL unlocking as a negative cumulative effect adjustment of $43 million pre-tax in 2004.

The combined effects of the GMDB reserve requirements and related unlocking adjustments from implementation of SOP 03-1 resulted in a charge to net income for the cumulative effect of accounting change of $35 million pre-tax ($23 million after-tax) in 2004.

SALES INDUCEMENTS. Our Individual Markets -- Annuities segment variable annuity product offerings include contracts that offer a bonus credit, typically ranging from 2% to 5% of each deposit. We also offer enhanced interest rates to variable annuity contracts that are under DCA funding arrangements. Bonus credits and excess DCA interest are considered sales inducements under SOP 03-1 and, as such, are to be deferred as a sales inducement asset and amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

UNIVERSAL LIFE CONTRACTS. Our Individual Markets -- Life Insurance segment offers an array of individual and survivor-life universal life insurance products that contain features for which SOP 03-1 might apply. A review of the products and their features for possible SOP implications concluded that no additional reserves were necessary with the exception of the MoneyGuard(R) product. MoneyGuard(R) is a universal life insurance product with an acceleration of death benefit feature that provides convalescent care benefit payments when the insured becomes chronically ill. There is an optional extension of benefit rider available that will provide continuation of the convalescent care benefit payments once the total benefits from the base policy have been exhausted. The optional extended benefit payments can be for 2 years, 4 years, or the remaining life of the insured. Charges for the extension rider are deducted from the base policy account value and vary by the length of extension period selected. The adoption of SOP 03-1 in 2004 resulted in a charge recorded as a cumulative effect of accounting change of $4 million pre-tax ($3 million after-tax) for the extension of benefit feature in MoneyGuard(R).

SFAS NO. 159 -- THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the potential effects of SFAS 159 on our consolidated financial condition and results of operations.

3. INVESTMENTS

The amortized cost, gross unrealized gain and loss, and fair value of securities available-for-sale are as follows:

                                                                 GROSS        GROSS
                                                 COST OR      UNREALIZED   UNREALIZED
                                             AMORTIZED COST      GAINS      (LOSSES)    FAIR VALUE
                                             --------------   ----------   ----------   ----------
                                                                 (IN MILLIONS)
                                             -----------------------------------------------------
2006
AVAILABLE-FOR-SALE
   Corporate bonds                               $44,049        $1,043       $(283)       $44,809
   U.S. Government bonds                             218             7          --            225
   Foreign government bonds                          689            58          (2)           745
   Asset and mortgage backed-securities            8,607            88         (69)         8,626
   State and municipal bonds                         194             2          (2)           194
   Redeemable preferred stocks                        89             9          --             98
                                                 -------        ------       -----        -------
      Total fixed maturities                     $53,846        $1,207       $(356)       $54,697
Equity securities                                    205            15          (2)           218
                                                 -------        ------       -----        -------
      Total securities available-for-sale        $54,051        $1,222       $(358)       $54,915
                                                 =======        ======       =====        =======

2005
AVAILABLE-FOR-SALE
   Corporate bonds                               $24,190        $1,106       $(241)       $25,055
   U.S. Government bonds                             143            12          --            155
   Foreign government bonds                          839            62          (3)           898
   Asset and mortgage backed-securities            5,884            85         (60)         5,909
   State and municipal bonds                         123             4          (1)           126
   Redeemable preferred stocks                        88            14          --            102
                                                 -------        ------       -----        -------
      Total fixed maturities                     $31,267        $1,283       $(305)       $32,245
Equity securities                                     95             6          --            101
                                                 -------        ------       -----        -------
      Total securities available-for-sale        $31,362        $1,289       $(305)       $32,346
                                                 =======        ======       =====        =======

Future maturities of fixed maturity securities available-for-sale are as follows:

                                         AMORTIZED COST   FAIR VALUE
                                         --------------   ----------
                                                (IN MILLIONS)
                                         ---------------------------
Due in one year or less                      $ 1,833        $ 1,836
Due after one year through five years         12,068         12,248
Due after five years through ten years        17,234         17,404
Due after ten years                           14,103         14,583
                                             -------        -------
   Subtotal                                   45,238         46,071
Asset and mortgage-backed securities           8,607          8,626
                                             -------        -------
   Total                                     $53,846        $54,697
                                             =======        =======

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

The quality ratings of fixed maturity securities available-for-sale are as follows:

                   RATING AGENCY
NAIC RATING   EQUIVALENT DESIGNATION   FAIR VALUE   % OF TOTAL
-----------   ----------------------   ----------   ----------
                                            (IN MILLIONS)
                                       -----------------------
     1        AAA / AA / A               $32,307      59.1%
     2        BBB                         18,698      34.2%
     3        BBB                          2,269       4.1%
     4        BBB                          1,202       2.2%
     5        CCC and lower                  198       0.4%
     6        In or near default              23       0.0%
                                         -------     -----
                                         $54,697     100.0%
                                         =======     =====

The major categories of net investment income are as follows:

                                                2006     2005     2004
                                               ------   ------   ------
                                                     (IN MILLIONS)
                                               ------------------------
Fixed maturity securities available-for-sale   $2,979   $1,959   $1,932
Equity securities available-for-sale               11        7        8
Trading securities                                181      176      173
Mortgage loans on real estate                     466      288      350
Real estate                                        37       48       25
Policy loans                                      158      118      119
Invested cash                                      53       46       21
Other investments                                 147       61       54
                                               ------   ------   ------
   Investment revenue                           4,032    2,703    2,682
Investment expense                                163      111       89
                                               ------   ------   ------
   Net investment income                       $3,869   $2,592   $2,593
                                               ======   ======   ======

Trading securities at fair value retained in connection with Modco and CFW reinsurance arrangements, consisted of the following:

                                             2006     2005
                                            ------   ------
                                             (IN MILLIONS)
                                            ---------------
Corporate bonds                             $2,140   $2,283
U.S. Government bonds                          331      322
Foreign government bonds                        45       52
Asset and mortgage backed-securities
   Mortgage pass-through securities             24       29
   Commercial mortgage obligations             111      113
   Collateralized Mortgage Backed Securities   133      148
   Other-asset backed securities                 8        9
State and municipal bonds                       18       19
Redeemable preferred stocks                      8        8
                                            ------   ------
      Total fixed maturities                 2,818    2,983
Equity securities                                2        2
                                            ------   ------
      Total trading securities              $2,820   $2,985
                                            ======   ======

The portion of the market adjustment for trading securities still held at December 31, 2006 and 2005 was a loss of $48 million and $70 million, respectively.

The detail of the realized gain (loss) on investments is as follows

                                                                    2006   2005   2004
                                                                    ----   ----   ----
                                                                       (IN MILLIONS)
                                                                    ------------------
Realized loss on investment and derivative instruments              $(6)   $(21)  $(58)
Gain (loss) on reinsurance embedded derivative/trading securities     4       5     (1)
Gain on sale of subsidiaries/business                                --      --     14
                                                                    ---    ----   ----
Net loss on investments                                             $(2)   $(16)  $(45)
                                                                    ===    ====   ====

The detail of the realized gain and losses on investments and derivative instruments is as follows:

                                                        2006   2005   2004
                                                        ----   ----   ----
                                                           (IN MILLIONS)
                                                       ---------------------
Fixed maturity securities available-for-sale
   Gross gain                                           $124   $113   $107
   Gross loss                                            (99)   (90)  (114)
Equity securities available-for-sale                      --
   Gross gain                                              1      8     18
   Gross loss                                             --     --     (1)
Fixed maturity securities held-to-maturity                --
   Gross gain                                             --     --     --
   Gross loss                                             --     --     --
Other investments                                          9     10      4
Associated amortization of deferred acquisition
   costs and provision for policyholder commitments      (39)   (52)   (51)
Investment expense                                        (2)    (9)   (10)
                                                        ----   ----   ----
Total investments                                         (6)   (20)   (47)
Derivative instruments of associated
   amortization of deferred acquisition costs             --     (1)   (11)
                                                        ----   ----   ----
Total investments and derivative instruments            $ (6)  $(21)  $(58)
                                                        ====   ====   ====

Provisions (credits) for write-downs and net changes in allowances for loss, which are included in the realized loss on investments and derivative instruments shown above, are as follows:

                                                2006   2005   2004
                                                ----   ----   ----
                                                   (IN MILLIONS)
                                                ------------------
Fixed maturity securities available-for-sale     $65    $19   $67
Equity securities available-for-sale              --     --    --
Mortgage loans on real estate                      1     (6)   (2)
Real estate                                       --     --    --
Guarantees                                        --     --    --
                                                 ---    ---   ---
Total                                            $66    $13   $65
                                                 ===    ===   ===

The change in unrealized appreciation (depreciation) on investments in fixed maturity and equity securities available-for-sale is as follows:

                                                 2006    2005   2004
                                                -----   -----   ----
                                                    (IN MILLIONS)
                                                --------------------
Fixed maturity securities available-for-sale    $(127)  $(839)  $61
Equity securities available-for-sale                7      (6)   (6)
                                                -----   -----   ---
Total                                           $(120)  $(845)  $55
                                                =====   =====   ===

For fixed maturity and equity securities held by us at December 31, 2006 and 2005 that are in unrealized loss status, the fair value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position are presented in the table below.

                                          % FAIR   AMORTIZED   % AMORTIZED   UNREALIZED   % UNREALIZED
                             FAIR VALUE    VALUE      COST         COST         LOSS          LOSS
                             ----------   ------   ---------   -----------   ----------   ------------
                                                           (IN MILLIONS)
                             -------------------------------------------------------------------------
2006
  90 Days                      $ 7,030     39.1%    $ 7,082        38.7%       $ (52)         14.5%
Greater than
 90 days but less than or
 equal to 180 days                 400      2.2%        413         2.3%         (13)          3.6%
Greater than
 180 days but less than or
 equal to 270 days               1,451      8.1%      1,478         8.1%         (27)          7.5%
Greater than
 270 days less than or
 equal to 1 year                 1,842     10.3%      1,883        10.3%         (41)         11.5%
Greater than 1 year              7,226     40.3%      7,451        40.6%        (225)         62.9%
                               -------    -----     -------       -----        -----         -----
   Total                       $17,949    100.0%    $18,307       100.0%       $(358)        100.0%
                               =======    =====     =======       =====        =====         =====

2005
  90 Days                      $ 3,007     27.6%    $ 3,039        27.2%       $ (32)         10.5%
Greater than
 90 days but less than or
 equal to 180 days               5,152     47.3%      5,258        47.0%        (106)         34.6%
Greater than
 180 days but less than or
 equal to 270 days                 374      3.4%        384         3.4%         (10)          3.3%
Greater than
 270 days less than or
 equal to 1 year                   788      7.3%        822         7.3%         (34)         11.1%
Greater than 1 year              1,570     14.4%      1,693        15.1%        (123)         40.5%
                               -------    -----     -------       -----        -----         -----
   Total                       $10,891    100.0%    $11,196       100.0%       $(305)        100.0%
                               =======    =====     =======       =====        =====         =====

For fixed maturity and equity securities with unrealized losses as of December 31, 2006 and 2005, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position are summarized as follows:

                                            LESS THAN OR EQUAL         GREATER THAN
                                             TO TWELVE MONTHS         TWELVE MONTHS              TOTAL
                                          ---------------------   ---------------------   ---------------------
                                                        GROSS                   GROSS                   GROSS
                                          CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                            VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                          --------   ----------   --------   ----------   --------   ----------
                                                                      (IN MILLIONS)
                                          ---------------------------------------------------------------------
2006
   Corporate bonds                        $ 8,643      $(115)      $4,892      $(168)      $13,535     $(283)
   U.S. Government bonds                       43         --           --         --            43        --
   Foreign government bonds                    56         (1)          62         (1)          118        (2)
   Asset and mortgage backed-securities     1,911        (13)       2,227        (56)        4,138       (69)
   State and municipal bonds                   20         (1)          44         (1)           64        (2)
   Redeemable preferred stocks                 --         --            1         --             1        --
                                          -------      -----       ------      -----       -------     -----
      Total fixed maturities               10,673       (130)       7,226       (226)       17,899      (356)
Equity securities                              50         (2)          --         --            50        (2)
                                          -------      -----       ------      -----       -------     -----
      Total securities                    $10,723      $(132)      $7,226      $(226)      $17,949     $(358)
                                          =======      =====       ======      =====       =======     =====

2005
   Corporate bonds                        $ 6,300      $(132)      $1,235      $(109)      $ 7,535     $(241)
   U.S. Government bonds                       --         --           --         --            --        --
   Foreign government bonds                   169         (3)          38         --           207        (3)
   Asset and mortgage backed-securities     2,820        (47)         284        (13)        3,104       (60)
   State and municipal bonds                   31         --           13         (1)           44        (1)
   Redeemable preferred stocks                  1         --           --         --             1        --
                                          -------      -----       ------      -----       -------     -----
      Total fixed maturities                9,321       (182)       1,570       (123)       10,891      (305)
Equity securities                              --         --           --         --            --        --
                                          -------      -----       ------      -----       -------     -----
      Total securities                    $ 9,321      $(182)      $1,570      $(123)      $10,891     $(305)
                                          =======      =====       ======      =====       =======     =====

Securities available-for-sale that were deemed to have declines in fair value that were other than temporary were written down to fair value. The fixed maturity securities to which these write-downs apply were generally of investment grade at the time of purchase, but were subsequently downgraded by rating agencies to "below-investment grade." Factors we considered in determining whether declines in the fair value of fixed maturity securities are other than temporary include 1) the significance of the decline, 2) our ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in value, and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other than temporary, the security is written down to fair value. See Note 10 to the Supplemental Consolidated Financial Statements - Fair Value of Financial Instruments for a general discussion of the methodologies and assumptions used to determine estimated fair values.

The balance sheet captions, "Real Estate" and "Other Assets," which includes property and equipment, include accumulated depreciation as follows:

                         2006    2005
                         ----   ------
                         (IN MILLIONS)
                         -------------
Real estate              $ 27    $ 19
Property and equipment    859     255

Impaired mortgage loans along with the related allowance for losses are as follows:

                                           2006    2005
                                           ----   ------
                                           (IN MILLIONS)
                                           -------------
Impaired loans with allowance for losses   $28     $66
Allowance for losses                        (2)     (9)
                                           ---     ---
   Net impaired loans                      $26     $57
                                           ===     ===

We believe the allowance for losses is maintained at a level adequate to absorb estimated probable credit losses. Our periodic evaluation of the adequacy of the allowance for losses is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

A reconciliation of the mortgage loan allowance for losses for these impaired mortgage loans is as follows:

                                    2006   2005   2004
                                    ----   ----   ----
                                       (IN MILLIONS)
                                    ------------------
Balance at beginning of year        $ 9    $16    $18
Provisions for losses                 2      2      5
Release due to principal paydowns    (9)    (9)    (7)
                                    ---    ---    ---
   Balance at end of year           $ 2    $ 9    $16
                                    ===    ===    ===

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were as follows:

                                                2006   2005   2004
                                                ----   ----   ----
                                                   (IN MILLIONS)
                                                ------------------
Average recorded investment in impaired loans    $42    $62   $101
Interest income recognized on impaired loans       4      5      9

All interest income on impaired mortgage loans was recognized on the cash basis of income recognition.

As of December 31, 2006 and December 31 2005, we had no mortgage loans on non-accrual status. As of December 31, 2006 and 2005, we had no mortgage loans past due 90 days and still accruing interest.

As of December 31, 2006 and 2005, we had restructured mortgage loans of $19 million and $45 million, respectively. We recorded $1 million and $2 million of interest income on these restructured mortgage loans in 2006 and 2005, respectively. Interest income in the amount of $1 million and $4 million would have been recorded on these mortgage loans according to their original terms in 2006 and 2005, respectively. As of December 31, 2006 and 2005, we had no outstanding commitments to lend funds on restructured mortgage loans.

As of December 31, 2006, our investment commitments for fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate were $1,309 million. This includes $316 million of standby commitments to purchase real estate upon completion and leasing.

The carrying value of fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing totaled $40 million and $67 million at December 31, 2006 and 2005, respectively.

4. FEDERAL INCOME TAXES

Federal income tax expense is as follows:

                    2006   2005   2004
                    ----   ----   ----
                       (IN MILLIONS)
                    ------------------
Current             $244   $111   $ 98
Deferred             216    112     95
                    ----   ----   ----
Total tax expense   $460   $223   $193
                    ====   ====   ====

The effective tax rate on pre-tax income (loss) from continuing operations is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                     2006   2005   2004
                                     ----   ----   ----
                                        (IN MILLIONS)
                                     ------------------
Tax rate times pre-tax income        $568   $303   $272
Effect of:
   Tax-preferred investment income    (86)   (63)   (69)
   Tax credits                        (21)   (14)   (14)
   Other                               (1)    (3)     4
                                     ----   ----   ----
      Provision for income taxes     $460   $223   $193
                                     ====   ====   ====
      Effective tax rate               28%    26%    25%

The Federal income tax liability included in Other liabilities on the Supplemental Consolidated Balance Sheets is as follows:

                                         2006    2005
                                        -----   -----
                                        (IN MILLIONS)
                                        -------------
Current                                  $ 13   $ 77
Deferred                                  615     24
                                         ----   ----
   Total Federal income tax liability    $628   $101
                                         ====   ====

Significant components of our deferred tax assets and liabilities are as follows:

                                                        2006     2005
                                                       ------   ------
                                                        (IN MILLIONS)
                                                       ---------------
Deferred tax assets:
Insurance and investment contract liabilities          $1,528   $1,206
Deferred gain recognition for income tax purposes         350      291
Modco embedded derivative                                  76       98
Postretirement benefits other than pension                 14       15
Compensation related                                      155      100
Ceding commission asset                                     9       11
Capital loss carryforward                                   2       --
Net operating loss carryforward                            21       --
Affordable housing tax credit carryforward                 18       --
Other deferred tax assets                                 110       53
                                                       ------   ------
   Total deferred tax assets                            2,283    1,774
                                                       ------   ------
Deferred tax liabilities:
Deferred acquisition costs                              1,656      998
Net unrealized gain on securities available-for-sale      306      351
Trading security gains                                     74       91
Present value of business in-force                        602      260
Deferred gain recognition for income tax purposes          14       --
Depreciation differences                                   59       --
Other deferred tax liabilities                            187       98
                                                       ------   ------
      Total deferred tax liabilities                    2,898    1,798
                                                       ------   ------
      Net deferred tax liability                       $  615   $   24
                                                       ======   ======

We and our affiliates, with the exception of JPL, JPFIC and JPLA, are part of a consolidated Federal income tax filing with LNC. Cash paid relating to these consolidated Federal income taxes in 2006, 2005 and 2004 was $208 million, $75 million and $56 million, respectively.

JPL files a separate Federal income tax return. Cash received for income taxes relating to JPL's return in 2006 was $15 million. JPFIC files a separate federal income tax return. JPLA is part of a consolidated Federal income tax filing with JPFIC. Cash paid for income taxes relating to the consolidated return in 2006 was $116.3 million.

We are required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, we concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." On October 23, 2004, President Bush signed into law the "American Jobs Creation Act of 2004." Beginning January 1, 2005 through December 31, 2006, the additional tax imposed on distributions from the special tax account, Policyholders' Surplus, was suspended. In addition, the statute provides that distributions made during the two-year suspension period will first reduce the Policyholders' Surplus account balance. Our 2005 dividend activity along with that of our insurance subsidiaries eliminated the account balance during the suspension period.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the first quarter of 2006, the IRS completed its examination for the tax years 1999 through 2002 with assessments resulting in a payment that was not material to our consolidated results of operations. In addition to taxes assessed and interest, the payment included a deposit relating to a portion of the assessment, which we continue to challenge. LNC believes this portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. We do not anticipate that any adjustments that might result from such audits would be material to the Company's results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2003 and 2004.

5. SUPPLEMENTAL FINANCIAL DATA

Reinsurance transactions included in the income statement captions, "Insurance Premiums" and "Insurance Fees", excluding amounts attributable to the indemnity reinsurance transaction with Swiss Re, are as follows:

                                          2006     2005    2004
                                        -------   -----   -----
                                             (IN MILLIONS)
                                        -----------------------
Insurance assumed                       $     8   $   1   $  --
Insurance ceded                          (1,021)   (767)   (640)
                                        -------   -----   -----
   Net reinsurance premiums and fees    $(1,013)  $(766)  $(640)
                                        =======   =====   =====

The income statement caption, "Benefits," is net of reinsurance recoveries at December 31, 2006, 2005 and 2004 of $0.9 billion, $0.7 billion, and $0.6 billion, respectively.

A roll forward of Deferred Acquisition Costs is as follows:

                                                                            2006     2005     2004
                                                                           ------   ------   ------
                                                                                 (IN MILLIONS)
                                                                           ------------------------
Balance at beginning of year                                               $3,676   $2,904   $2,552
Deferral                                                                    1,479      934      868
Amortization                                                                 (626)    (427)    (415)
Adjustment related to realized gains  on securities available-for-sale        (38)     (48)     (46)
Adjustment related to unrealized gains on securities available-for-sale        86      313      (16)
Cumulative effect of accounting change                                         --       --      (39)
                                                                           ------   ------   ------
Balance at end of year                                                     $4,577   $3,676   $2,904
                                                                           ======   ======   ======

A roll forward of Value of Business Acquired is as follows:

                                                                             2006    2005   2004
                                                                            ------   ----   ----
                                                                                 (IN MILLIONS)
                                                                            ---------------------
Balance at beginning of year                                                $  742   $819   $922
Merger accounting fair value adjustment                                      2,478     --     --
Deferral of commissions and accretion of interest                               96     --     --
Amortization                                                                  (227)   (77)  (103)
Adjustment related to realized gains on securities available-for-sale           (9)    --     --
Adjustment related to unrealized gains on securities available-for-sale        (48)    --     --
                                                                            ------   ----   ----
Balance at end of year                                                      $3,032   $742   $819
                                                                            ======   ====   ====

Future estimated amortization of Value of Business Acquired is as follows:

2007-$267
2008-$262
2009-$241
2010-$227
2011-$194
Thereafter-$1,841

Realized losses on investments and derivative instruments on the Supplemental Consolidated Statements of Income for the year ended December 31, 2006, 2005 and 2004 are net of amounts amortized against DAC of $38 million, $48 million and $46 million, respectively. In addition, realized gains and losses for the year ended December 31, 2006, 2005 and 2004 are net of adjustments made to policyholder reserves of $9 million, $(2) million and $(2) million, respectively. We have either a contractual obligation or a consistent historical practice of making allocations of investment gains or losses to certain policyholders and to certain reinsurance arrangements.

A rollforward of deferred sales inducements, included in Other assets on the Supplemental Consolidated Balance Sheets, is as follows:

                               2006   2005   2004
                               ----   ----   ----
                                  (IN MILLIONS)
                               -------------------
Balance at beginning of year   $129   $ 85   $ 45
   Capitalized                   86     60     50
   Amortization                 (22)   (16)   (10)
                               ----   ----   ----
Balance at end of year         $193   $129   $ 85
                               ====   ====   ====

Details underlying the income statement caption, "Underwriting, Acquisition, Insurance and Other Expenses," are as follows:

                                                                                   2006     2005     2004
                                                                                  ------   ------   ------
                                                                                        (IN MILLIONS)
                                                                                  ------------------------
Commissions                                                                       $1,431   $  899   $1,136
General and administrative expenses                                                1,206      966      604
Deferred acquisition costs and value of business acquired, net of amortization      (722)    (431)    (350)
Taxes, licenses and fees                                                             158       81       85
Restructuring charges                                                                 13       29       --
                                                                                  ------   ------   ------
   Total                                                                          $2,086   $1,544   $1,475
                                                                                  ======   ======   ======

The carrying amount of goodwill by reportable segment is as follows:

                          2006    2005
                         ------   ----
                         (IN MILLIONS)
                         -------------
Individual Markets
   Life Insurance        $2,181   $855
   Annuities              1,032     44
Employer Markets
   Retirement Products       20     20
   Group Protection         281     --
                         ------   ----
   Total                 $3,514   $919
                         ======   ====

Details underlying the balance sheet caption, "Investment contractholder and policyholder funds," are as follows:

                                                      2006      2005
                                                    -------   -------
                                                      (IN MILLIONS)
                                                    -----------------
Premium deposits funds                              $20,509   $21,755
Other policyholder funds                             37,202    12,975
Deferred front end loads                                572       432
Undistributed earnings on participating business        102       111
                                                    -------   -------
   Total                                            $58,385   $35,273
                                                    =======   =======

Details underlying the balance sheet captions related of short-term debt and long-term debt are as follows:

                                                             2006     2005
                                                            ------   ------
                                                             (IN MILLIONS)
                                                            ---------------
Short-term debt:                                            $   21   $   34
                                                            ======   ======
Long-term debt:
Note due Lincoln National Corporation, due September 2008      140       --
Surplus Notes due Lincoln National Corporation:
      6.56% surplus note, due 2028                             500      500
      6.03% surplus note, due 2028                             750      750
Surplus Note due HARCO Capital Corporation:
      9.76% surplus note, due 2024                              50       --
                                                            ------   ------
Total Surplus Notes                                          1,300    1,250
                                                            ------   ------
   Total long-term debt                                     $1,440   $1,250
                                                            ======   ======

The short-term debt represents short-term notes payable to LNC.

We issued a surplus note of $500 million to LNC in 1998. This note calls for us to pay the principal amount of the note on or before March 31, 2028 and interest to be paid quarterly at an annual rate of 6.56%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds $2.3 billion, and subject to approval by the Indiana Insurance Commissioner.

We issued a surplus note for $750 million to LNC in 1998. This note calls for us to pay the principal amount of the note on or before December 31, 2028 and interest to be paid quarterly at an annual rate of 6.03%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds $2.4 billion, and subject to approval by the Indiana Insurance Commissioner.

JPFIC issued a surplus note for $50 million to HARCO Capital Corporation, an affiliate, in 1994. This note calls for JPFIC to pay the principal amount of the note on or before September 30, 2024 and interest to be paid semiannually at an annual rate of 9.76%. Any payment of interest or repayment of principal may be paid only if JPFIC has obtained the prior written approval of the Nebraska Department of Insurance, has adequate earned surplus funds for such payment, and if such payment would not cause JPFIC to violate the statutory capital requirements as set forth in the General Statutes of Nebraska.

A consolidated subsidiary of LNL issued a note for an amount not to exceed $150 million to LNC in 2006. As of December 31, 2006, $140 million had been advanced to us. This note calls for us to pay the principal amount of the notes on or before

September 30, 2008 and interest to be paid monthly at a rate equal to the Federal Reserve Board's 30 day AA- financial commercial paper rate plus ten basis points.

Cash paid for interest on both the short-term debt and the surplus notes was $103 million, $59 million and $79 million for 2006, 2005 and 2004, respectively.

6. INSURANCE BENEFIT RESERVES

The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). The Company also issues variable annuity and life contracts through separate accounts that include various types of GMDB, GMWB and GIB. The GMDB features include those where the Company contractually guarantees to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any partial withdrawals following the contract anniversary.

The following table provides information on the GMDB features outstanding at December 31, 2006 and 2005. (Note that our variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current GMDB in excess of the current account balance at the balance sheet date.

                                               IN EVENT OF DEATH
                                               -----------------
                                                 2006      2005
                                               -------   -------
                                                 (IN BILLIONS)
                                               -----------------
Return of net deposit Account value             $38.3     $31.9
   Net amount at risk                             0.1       0.1
   Average attained age of contractholders         54        53
Return of net deposits plus a minimum return
   Account value                                $ 0.4     $ 0.3
   Net amount at risk                              --        --
   Average attained age of contractholders         67        66
   Guaranteed minimum return                        5%        5%
Return of net deposit
   Account value                                $22.5     $18.8
   Net amount at risk                             0.2       0.3
   Average attained age of contractholders         64        63

Approximately $13.2 billion and $8.2 billion of separate account values at December 31, 2006 and 2005 were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS 133 resulting in the related liabilities being recognized at fair value, with changes in fair value being reported in net income.

At December 31, 2006 and 2005, we had approximately $2.7 billion and $1.2 billion of separate account values that were attributable to variable annuities with a GIB feature. All of the outstanding contracts with a GIB feature are still in the accumulation phase.

Separate account balances attributable to variable annuity contracts with guarantees are as follows:

                                     2006    2005
                                    -----   -----
                                    (IN BILLIONS)
                                    -------------
Asset Type
Domestic Equity                      $39     $32
International Equity                   6       5
Bonds                                  6       5
                                     ---     ---
   Total                              51      42
Money Market                           6       4
                                     ---     ---
   Total                             $57     $46
                                     ===     ===
Percent of total variable annuity
   separate account values            87%     87%
                                     ===     ===

The determination of the GMDB liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience.

The following table summarizes the liabilities for GMDB:

                            GMDB
                         -----------
                         2006   2005
                         ----   ----
Total:
   Beginning balance     $ 15   $ 18
   Changes in reserves     14      9
   Benefits paid           (6)   (12)
                         ----   ----
   Ending balance        $ 23   $ 15
                         ====   ====
Ceded:
   Beginning balance     $(15)  $(18)
   Changes in reserves    (12)    (9)
   Benefits paid            6     12
                         ----   ----
   Ending balance        $(21)  $(15)
                         ====   ====
Net:
   Beginning balance     $ --   $ --
   Changes in reserves      2     --
   Benefits paid           --     --
                         ----   ----
   Ending balance        $  2   $ --
                         ====   ====

The changes to the benefit reserve amounts above are reflected in benefits in the Supplemental Consolidated Statements of Income. We have an Automatic Indemnity Reinsurance Agreement with Lincoln National Reinsurance Company (Barbados) Limited ("LNR Barbados"), a wholly-owned subsidiary of LNC. Under this agreement, we cede a portion of our GMDB, GMWB and GIB risks to LNR Barbados. In connection with this reinsurance agreement, we paid premiums to LNR Barbados totaling $154 million and $109 million in 2006 and 2005, respectively. These reinsurance premiums are reflected as an offset in insurance premiums in the Supplemental Consolidated Statements of Income.

7. RETIREMENT BENEFIT PLANS

The Company's employees, other than its U.S. insurance agents, are included in LNC's various benefit plans that provide for pension and other postretirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans. The Company's insurance agents are included in various benefit plans sponsored by either LNL or LNC including pension and other postretirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans.

LNL PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

LNC maintains funded defined benefit pension plans for most of its U.S. employees (including those of LNL), and prior to January 1, 1995, most full-time agents (including those of LNL). Effective January 1, 2002, the employees' pension plan has a cash balance formula. Employees retiring before 2012 will have their benefits calculated under both the old and new formulas and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive benefits under the amended plan. Benefits under the old employees' plan are based on total years of service and the highest 60 months of compensations during the last 10 years of employment. Under the amended plan, employees have guaranteed account balances that grow with pay and interest credits each year. All benefits applicable to the defined benefit plan for agents were frozen as of December 31, 1994. The plans are funded by contributions to tax-exempt trusts. The funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees and agents (including those of LNL): supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans.

The supplemental retirement plans provide defined benefit pension benefits in excess of limits imposed by Federal tax law.

The salary continuation plan provides certain of our officers defined pension benefits based on years of service and final monthly salary upon death or retirement.

The supplemental executive retirement plan provides defined pension benefits for certain executives who became our employees as a result of the acquisition of a block of individual life insurance and annuity business, and benefits under this plan were frozen effective January 1, 2000. A second supplemental executive retirement plan was established for this same group of executives to guarantee that the total benefit payable under the LNC employees' defined benefit pension plan benefit formula will be determined using an average compensation not less than the minimum three-year average compensation as of a certain period. All benefits payable from this plan are reduced by benefits payable from the LNC employees' defined benefit pension plan.

LNC also sponsors an unfunded plan that provide postretirement medical, dental and life insurance benefits to full-time U.S. employees who have worked for LNC 10 years and attained age 55 (including those of LNL). LNL sponsors an unfunded plan that provide postretirement medical, dental and life insurance benefits to full-time agents who have worked for LNL 10 years and attained age 60. Medical and dental benefits are also available to spouses and other dependents of employees and agents. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employees' postretirement plan was changed such that employees and agents not attaining age 50 by that date will not be eligible to receive life insurance benefits when they retire. Life insurance benefits for retirees are noncontributory for employees and agents that attain the age of 50 by April 1, 2004 and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age
70. Effective July 1, 1999, the agents' postretirement plan was changed to require agents retiring on or after that date to pay the full medical and dental premium costs. Beginning January 1, 2002, the employees' postretirement plan was changed to require employees not yet age 50 with five years of service by the end of 2001 to pay the full medical and dental premium cost when they retire.

OBLIGATIONS, FUNDED STATUS AND ASSUMPTIONS

LNL DEFINED BENEFIT PLAN

LNC sponsors a non-contributory defined benefit pension plan covering its agents. Information with respect to LNL's defined benefit plan asset activity and defined benefit plan obligations for the agent defined benefit and other postretirement benefit plans sponsored by LNL is as follows:

                                                        PENSION BENEFITS   OTHER POST-RETIREMENT BENEFITS
                                                        ----------------   ------------------------------
                                                          2006     2005         2006            2005
                                                        -------   ------   -------------   --------------
                                                                        (IN MILLIONS)
                                                        -------------------------------------------------
Change in plan assets                                    $  93     $  82       $  --           $  --
   Fair value of plan assets at beginning of year           12         6          --              --
   Company contributions                                    --        10           2               2
   Benefits paid                                            (5)       (5)         (2)             (2)
                                                         -----     -----       -----            ----
      Fair value of plan assets at end-of-year           $ 100     $  93       $  --           $  --
                                                         =====     =====       =====            ====
Change in benefit obligation:
   Benefit obligation at beginning-of-year               $  92        87          22              19
   Interest Cost                                             5         5           1               1
   Plan participant's contributions                         --        --           1               1
   Actuarial (gains)/losses                                 (2)        4          (3)              3
   Benefits paid                                            (5)       (4)         (2)             (2)
                                                         -----     -----       -----            ----
      Benefits obligation at end -of-year                $  90     $  92       $  19           $  22
                                                         =====     =====       =====            ====
   Funded status of the plans                            $  10     $   1       $ (19)          $ (22)
   Unrecognized net actuarial losses                                  20                          (1)
                                                         -----     -----       -----            ----
   Prepaid (accrued) benefit cost                                     21                         (23)
   Other Assets                                             11
   Other Liabilities                                        (1)
                                                         -----     -----       -----            ----
Amounts recognized in the Supplemental Consolidated
   Balance Sheets                                        $  10     $  21       $ (19)          $ (23)
                                                         =====     =====       =====            ====
Amounts recognized in accumulated other comprehensive
   income (net of tax):
   Net loss (gain)                                           8                    (2)
                                                         -----     -----       -----            ----
      Total                                              $   8                 $  (2)
Weighted-average assumptions as of December 31:
   Weighted-average discount rate                         5.75%     6.00%       5.75%           6.00%
   Expected return on plan assets                         8.00%     8.25%         --              --
Rate of increase in compensation:                         4.00%     4.00%       4.00%           4.00%

LNC uses December 31 as the measurement date for our pension and postretirement plans.

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target plan allocations. This assumption is reevaluated at an interim date each plan year. The calculation of the accumulated post-retirement benefits obligation assumes a weighted-average annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) of 12.0% for 2006. It further assumes the rate will gradually decrease to 5.0% by 2017 and remain at that level in future periods. The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point increase and decrease in assumed health care cost trend rates would have the following effects:

                                       ONE-PERCENTAGE   ONE-PERCENTAGE
                                       POINT INCREASE   POINT DECREASE
                                       --------------   --------------
                                                (IN MILLIONS)
                                       -------------------------------
Effect on accumulated postretirement
   benefit obligation                        $ 1              $(1)
Effect on total service and interest
   cost components                            --               --

Information for pension plans with accumulated benefit obligations in excess of plan assets is as follows:

                                  2006    2005
                                 -----   -----
                                 (IN MILLIONS)
                                 -------------
U.S. PLAN:
Accumulated benefit obligation    $ 1     $ 1
Projected benefit obligation        1       1
Fair value of plan assets          --      --

COMPONENTS OF NET PERIODIC PENSION COST

The components of net defined benefit pension plan and postretirement benefit plan expense are as follows:

                                            PENSION BENEFITS    OTHER POSTRETIREMENT BENEFITS
                                           ------------------   -----------------------------
                                           2006   2005   2004     2006       2005      2004
                                           ----   ----   ----   --------   -------   --------
                                                             (IN MILLIONS)
                                           --------------------------------------------------
U.S. PLANS:
Service cost                               $ 18   $ 17   $ 17      $ 1       $ 2       $ 2
Interest cost                                29     29     28        5         5         5
Expected return on plan assets              (38)   (38)   (35)      --        --        --
Amortization of prior service cost           (2)    (2)    (2)      --        --        --
Recognized net actuarial (gains) losses       4      2      1        1        --        (1)
Recognized actuarial loss due to special
   termination benefits                       2     --     --       --        --        --
                                           ----   ----   ----      ---       ---       ---
Net periodic benefit expense               $ 13   $  8   $  9      $ 7       $ 7       $ 6
                                           ====   ====   ====      ===       ===       ===

We maintain a defined contribution plan for our U.S. insurance agents. Contributions to this plan are based on a percentage of the agents' annual compensation as defined in the plan. Effective January 1, 1998, we assumed the liabilities for a non-contributory defined contribution plan covering certain highly compensated former CIGNA agents and employees. Contributions for this plan are made annually based upon varying percentages of annual eligible earnings as defined in the plan. Contributions to this plan are in lieu of any contributions to the qualified agent defined contribution plan. Effective January 1, 2000, this plan was expanded to include certain of our highly compensated agents. The combined pre-tax expenses for these plans amounted to $3 million each in 2006, 2005 and 2004. These expenses reflect both our contribution as well as changes in the measurement of our liabilities under these plans.

PLAN ASSETS

Defined benefit pension plan assets allocations at December 31, 2006 and 2005, by asset category are as follows:

                            2006   2005
                            ----   ----
ASSET CATEGORY
U.S. PLANS:
Equity securities             60%    64%
Fixed income securities       40%    34%
Real Estate                   --      1%
Cash and cash equivalents     --      1%
                             ---    ---
   Total                     100%   100%
                             ===    ===

The primary investment objective of the defined benefit pension plan is for capital appreciation and income growth, with an emphasis on avoiding undue risk. A secondary objective is for current income. Investments can be made using the following asset classes: both domestic and international equity and fixed income securities, real estate, guaranteed products, venture capital, oil and gas and other asset classes the investment managers deem prudent. A five-year time horizon is utilized, as there are inevitably short-run fluctuations, which will cause variations in investment performance.

Each managed fund is expected to rank in the upper 50% of similar funds over the three and/or five year periods. Managers not meeting criteria will be subject to additional due diligence review and possible termination. The following short-term ranges have been established for weightings in the various asset categories:

                                     WEIGHTING RANGE
                                     ---------------
ASSET CATEGORY
Cash                                           0-20%
Guaranteed Products                            0-20%
Fixed Income                                  20-80%
   Long-term                          0-10%
   High-Yield                         0-10%
   International/Emerging Markets*    0-10%
Real Estate                                    0-20%
Equities                                      20-80%
   Small-cap                          0-20%
   International*                     0-20%
   Emerging Markets*                  0-10%
Other                                          0-20%
Total International**                          0-25%

----------
The total of domestic cash, domestic fixed income, and domestic equities shall not be less than 50%.

*    Currency exposure can be hedged up to 100%

**   International/Emerging Markets-Fixed Income and Equities

Within the broad ranges provided above, current target asset weightings are as follows: 64% equities, 35% fixed income, including real estate, and 1% cash. The performance of the plan and the managed funds are monitored on a quarterly basis relative to the plan's objectives. The performance of the managed fund is measured against the following indices: S&P 500, EAFE, Russell 2000, NAREIT, Lehman US Universal and Salomon (Citigroup) 90-day T-Bill. The investment policy is reviewed on an annual basis.

The plan assets are principally managed by LNC's Investment Management segment.

PLAN CASH FLOWS

The Company does not expect to make a contribution to the defined benefit pension plans in 2007. The Company expects to fund approximately the following amounts for benefit payments for unfunded non-qualified defined benefit plans and postretirement benefit plans:

                                US POST RETIREMENT PLANS
             ----------------------------------------------------------------
              NON-QUALIFIED
              U.S. DEFINED      REFLECTING                     NOT REFLECTING
             BENEFIT PENSION   MEDICARE PART   MEDICARE PART    MEDICARE PART
                  PLANS          D SUBSIDY       D SUBSIDY        D SUBSIDY
             ---------------   -------------   -------------   --------------
                                      (IN MILLIONS)
             ----------------------------------------------------------------
Year
2007               $ 3               $ 5             $(1)           $ 6
2008                 3                 5              (1)             6
2009                 3                 5              (1)             6
2010                 4                 5              (1)             6
2011                 4                 5              (1)             6
Thereafter          25                28              (4)            32

JPL DEFINED BENEFIT PLAN

JPL sponsors a non-contributory defined benefit pension plan covering full-time agents. No participants are accruing defined benefits under the plan. All participants with a defined benefit are vested and are either in pay status or have a frozen accrued benefit. Information for the Company's agent pension plans with accumulated benefit obligations in excess of plan assets is as follows:

                                                          2006
                                                      -------------
                                                      (IN MILLIONS)
                                                      -------------
Change in projected benefit obligation:
Projected benefit obligation at beginning of period        $29
Interest cost                                                1
Actuarial loss                                              --
Benefits paid                                               (2)
                                                           ---
   Projected benefit obligation at end of period           $28
                                                           ===
Change in plan assets:                                      39
Fair value of assets at beginning of period                  4
Actual return on plan assets                                --
Transfer out and expenses                                   (2)
                                                           ---
   Benefits paid                                           $41
                                                           ===
Fair value of assets at end of period
Funded status of the plan                                  $14
Unamortized prior service cost                              --
Unrecognized net loss                                       (2)
                                                           ---
   Net amount recognized                                   $12
                                                           ===

The accumulated benefit obligation for JPL's defined benefit pension plan was $28 million at December 31, 2006.

JPL uses a December 31 measurement date for its pension and post-retirement plans. Because no employees are accruing defined benefits under the pension plan, past service costs and unrecognized gains and losses are amortized over the average remaining life expectancy of plan participants.

COMPONENTS OF NET PERIODIC BENEFIT COST

                                         2006
                                     -------------
                                     (IN MILLIONS)
                                     -------------
Interest cost                              1
Expected return on plan assets            (2)
Amortization of prior service cost        --
                                         ---
   Net periodic benefit benefit           (1)
                                         ===

ASSUMPTIONS

                                                 2006
                                                 ----
Weighted-average assumptions used to determine
benefit obligations at December 31:
   Discount rate                                 5.75%
Weighted-average assumptions used to determine
net cost for years ended December 31:
   Discount rate                                 5.69%
   Expected return on plan assets                8.00%

The assumption for long-term rate of return on assets is derived from historical returns on investments of the types in which pension assets are invested. A range of assumptions for long-term rate of return is projected for benchmarks representing each asset class. The upper and lower range limits are based on optimistic and pessimistic assumptions, respectively, and reflect historical returns that are adjusted to reflect factors that might cause future experience to differ from the past, differences between the benchmarks and the plan's assets, and the effects of asset smoothing. The adjusted rates of return are weighted by target allocations for each asset class to derive limits for a range of overall long-term gross rates of return. Within this range, one rate of return is selected as the best estimate. From that rate JPL subtracts an estimate of expenses, and the result is the basis for the assumed long-term rate of return on assets.

The assumption for discount rate is based upon an evaluation of specific plan attributes using cash flow analysis. The weighted average duration of the projected cash flows for the plans was used to select an appropriate AA-rated bond interest rate for disclosure at year end 2006.

PLAN ASSETS

JPL's pension plan weighted-average asset allocation by asset category was as follows based on fair value:

                    2006
                    ----
ASSET CATEGORY
Equity securities     75%
Debt securities       25%
                     ---
   Total             100%
                     ===

The overall investment objective of the plan is to meet or exceed the actuarial assumptions. The plan is assumed to exist in perpetuity; therefore, the investment portfolio is managed to provide stable and growing income, as well as to achieve growth in principal equal to the rate of inflation. Allocation of plan assets is reviewed at least annually. Investment guidelines are: equity securities, a range of 35% to 75% of the total portfolio's value, with no more than 20% of the total equity exposure in non-U.S. equities; fixed income, a range of 25% to 65% of the total portfolio's value; cash, up to 5% of the portfolio's value. The portfolio may be invested in individual securities, mutual funds or co-mingled funds of various kinds. In order to achieve a prudent level of portfolio diversification, the securities of any one company or issuer, other than the U.S. Treasury, should not exceed 5% of the portfolio's value and no more than 20% of the fund should be invested in any one industry. Without specific written instructions from the Plan Administrator, the plan will not be invested in short sales of individual securities, put or call options on individual securities or commodities, or commodity futures.

PLAN CASH FLOWS

JPL is not expected to make a contribution to the pension plan during 2007. The expected benefit payments for JPL's pension plan for the years indicated are as follows:

2007                $ 3
2008                  3
2009                  3
2010                  3
2011                  3
2012 through 2016    11

APPLICATION OF SFAS 158

As discussed in Note 2, the Company applied the recognition provisions of SFAS 158 as of December 31, 2006. The incremental effect of applying SFAS 158 on our Supplemental Consolidated Balance Sheet at December 31, 2006 is as follows:

                                                            AFTER
                      BEFORE APPLICATION    SFAS 158    APPLICATION OF
                         OF SFAS 158       ADJUSTMENT      SFAS 158
                      ------------------   ----------   --------------
                                        (IN MILLIONS)
                      ------------------------------------------------
Other assets               $  1,691            $38         $  1,729
Total assets                164,778             38          164,816
Other Liabilities             3,871             34            3,905
Total Liabilities           151,937             34          151,971
Accumulated other
   comprehensive
   income                       412              4              416
Total shareholder's
   equity                    12,841              4           12,845

401(k)

LNC sponsors contributory defined contribution plans (401(k) plans) for eligible U.S. employees and agents (including those of LNL). Our contributions to the 401(k) plans for our employees and agents are equal to a participant's pre-tax contribution, not to exceed 6% of base pay, multiplied by a percentage, ranging from 50% to 150%, which varies according to certain incentive criteria as determined by LNC's Board of Directors. Our expense for the 401(k) plan amounted to $22 million, $25 million, and $25 million in 2006, 2005 and 2004, respectively.

DEFERRED COMPENSATION PLANS

LNC sponsors contributory deferred compensation plans for certain U.S. employees and agents including those of LNL who meet the established plan criteria. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, these plans are not funded. Plan participants may select from a variety of alternative measures for purposes of calculating the investment return considered attributable to their deferral. Under the terms of these plans, we agree to pay out amounts based upon the alternative measure selected by the participant. Plan participants who are also participants in a LNC 401(k) plan and who have reached the contribution limit for that plan may also elect to defer the additional amounts into the deferred compensation plan. We make matching contributions to these plans for its participants based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of our contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans amounted to $17 million, $11 million, and $7 million in 2006, 2005 and 2004, respectively. These expenses reflect both our employer matching contributions of $4 million, $3 million and $2 million, as well as changes in the measurement of our liabilities net of LNC's total return swap under these plans of $13 million, $8 million and $5 million for 2006, 2005 and 2004, respectively.

Our total liabilities associated with these plans were $158 million and $138 million at December 31, 2006 and 2005, respectively.

8. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black-Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement.

Total pre-tax compensation expense (income) for stock-based awards to employees of the company is as follows:

                         2006   2005   2004
                         ----   ----   ----
                            (IN MILLIONS)
                         ------------------
Stock options             $ 3    $--    $ 1
Shares                     19     14     11
Cash awards                 1      1      1
SARs                       (1)     2      4
Restricted stock            1      1      1
                          ---    ---    ---
Total                     $23    $18    $18
                          ===    ===    ===
Recognized tax benefit    $ 8    $ 6    $ 6

The compensation cost is included in the underwriting, acquisition, insurance, and other expenses line item on the Company's Supplemental Consolidated Statements of Income.

9. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES

STATUTORY INFORMATION AND RESTRICTIONS -- LNL

Net income as determined in accordance with statutory accounting practices for LNL was $229 million, $544 million and $310 million for 2006, 2005 and 2004, respectively. Statutory surplus as determined in accordance with statutory accounting practices for LNL was $3.0 billion and $3.2 billion for December 31, 2006 and 2005, respectively.

The state of Indiana has adopted certain prescribed accounting practices that differ from those found in NAIC statutory accounting practices and affect LNL's reported statutory surplus. LNL utilizes the Indiana universal life method to calculate reserves for universal life policies, which increased statutory surplus by $227 million and $210 million at December 31, 2006 and 2005, respectively. LNL also use a permitted valuation interest rate on certain annuities, which decreased statutory surplus by $14 million and $15 million at December 31, 2006 and 2005, respectively.

LNL is subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to the holding company. Under Indiana laws and regulations, we may pay dividends to LNC only from unassigned surplus, without prior approval of the Indiana Insurance Commissioner (the "Commissioner"), or must receive prior approval of the Commissioner to pay a dividend if such dividend, along with all other dividends paid within the preceding twelve consecutive months, would exceed the statutory limitation. The current statutory limitation is the greater of (i) 10% of the insurer's policyholders' surplus, as shown on its last annual statement on file with the Commissioner or (ii) the insurer's statutory net gain from operations for the previous twelve months, but in no event to exceed statutory unassigned surplus. Indiana law gives Commissioner broad discretion to disapprove requests for dividends in excess of these limits.

LNL paid dividends of $350 million, $200 million and $150 million to LNC during 2006, 2005 and 2004, respectively, which did not require prior approval of the Commissioner. Based upon anticipated on-going positive statutory earnings and favorable credit markets, LNL expects that we could pay dividends of $301 million in 2007 without prior approval from the Commissioner.

LNL is recognized as an accredited reinsurer in the state of New York, which effectively enables it to conduct reinsurance business with unrelated insurance companies that are domiciled within the state of New York. As a result, in addition to regulatory restrictions imposed by the state of Indiana, LNL is also subject to the regulatory requirements that the state of New York imposes upon authorized insurers. These include reserve requirements, which differ from Indiana's requirements.

The New York regulations require us to report more reserves to the state of New York. As a result, the level of statutory surplus that we report to New York is less than the statutory surplus reported to Indiana and the National Association of Insurance Commissioners. If New York requires us to maintain a higher level of capital to remain an accredited reinsurer in New York, our ability to pay dividends could be constrained. However, we do not expect that our ability to pay dividends during 2007 will be constrained as a result of our status in New York.

STATUTORY INFORMATION AND RESTRICTIONS -- JPL, JPFIC AND JPLA

Net income for JPFIC for the nine months ending December 31, 2006 as determined in accordance with statutory accounting practices was $210 million and net loss for JPL and JPLA for the nine months ending December 31, 2006 as determined in accordance with statutory accounting practices was $114 million and $26 million, respectively. Statutory surplus as determined in accordance with statutory accounting practices for JPL, JPFIC and JPLA was $773 million, $1,140 million and $69 million at December 31, 2006, respectively.

JPL prepares financial statements on the basis of SAP prescribed or permitted by the North Carolina Department of Insurance. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. JPL does not utilize any permitted practices in the preparation of its statutory financial statements.

The General Statues of North Carolina require JPL to maintain capital of $1.2 million and minimum unassigned surplus of $.3 million. Additionally, North Carolina limits the amount of dividends that the Company and its insurance subsidiary may pay annually without first obtaining regulatory approval. Generally, the limitations are based on a combination of statutory net gain from operations for the preceding year, 10% of statutory surplus at the end of the preceding year, and dividends and distributions made within the preceding twelve months. JPL paid dividends of $2 million to LNC during 2006. JPL expects that we could pay dividends of $77 million in 2007 without prior approval from North Carolina.

JPFIC prepares financial statements on the basis of SAP prescribed or permitted by the Nebraska Department of Insurance for JPFIC, and the New Jersey Department of Banking and Insurance for JPLA. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. JPFIC and JPL do not utilize any permitted practices in the preparation of the statutory financial statements.

The General Statutes of Nebraska require JPFIC to maintain minimum capital of $1,000 and minimum surplus of $1,500 over and above capital. Additionally, the General Statutes of Nebraska limit the amount of dividends that JPFIC may pay annually without first obtaining regulatory approval. Generally, the limitations are based on a combination of statutory net gain from operations for the preceding year, 10% of statutory surplus at the end of the preceding year, and dividends and distributions made within the preceding twelve months. Depending on the timing of the payment, JPFIC could pay $288,378 in dividends in 2007 without prior approval of the Nebraska Commissioner of Insurance.

The New Jersey statutes require JPLA to maintain minimum capital of $1.5 million and minimum unassigned surplus of $6.1 million. Additionally, the New Jersey statutes limit the amount of dividends that JPLA may pay annually without first obtaining regulatory approval. Payments of dividends to the stockholder generally are restricted to the greater of 10% of policyholders' surplus of the previous year or the previous year's net income. JPLA expects that we could pay dividends of $7 million in 2007 without prior approval from the New Jersey Commissioner of Banking and Insurance.

REINSURANCE CONTINGENCIES

Our amounts recoverable from reinsurers represent receivables from and reserves ceded to reinsurers. We obtain reinsurance from a diverse group of reinsurers and monitor concentration as well as financial strength ratings of our principal reinsurers. Swiss Re Life & Health America, Inc. ("Swiss Re") represents our largest reinsurance exposure. In 2001, Swiss Re acquired our reinsurance operation and personal accident business through indemnity reinsurance transactions. We recorded the gain related to the indemnity reinsurance transactions on the business sold to Swiss Re as deferred gain in the liability section of our Supplemental Consolidated Balance Sheets in accordance with the requirements of SFAS 113. The deferred gain is being amortized into income at the rate that earnings on the reinsured business are expected to emerge, over a period of 15 years. During 2006 and 2005 we amortized $49 million after-tax ($76 million pre-tax) per year and in 2004 we amortized $57 million after-tax ($87 million pre-tax) of deferred gain on the sale of the reinsurance operation. In the third quarter of 2004, we adjusted the deferred gain up by $77 million. As a result, the amortization of the deferred gain in 2004 included an adjustment upward of $9 million after-tax.

Because of ongoing uncertainty related to personal accident business, the reserves related to these exited business lines carried on our balance sheet at December 31, 2006 may ultimately prove to be either excessive or deficient. For instance, in the event that future developments indicate that these reserves should be increased, under SFAS 113 we would record a current period non-cash charge to record the increase in reserves. Because Swiss Re is responsible for paying the underlying claims to the ceding companies, we would record a corresponding increase in reinsurance recoverable from Swiss Re. However, SFAS 113 does not permit us to take the full benefit in earnings for the recording of the increase in the reinsurance recoverable in the period of the change. Rather, we would increase the deferred gain recognized upon the closing of the indemnity reinsurance transaction with Swiss Re and would report a cumulative amortization "catch-up" adjustment to the deferred gain balance as increased earnings recognized in the period of change. Any amount of additional increase to the deferred gain above the cumulative amortization "catch-up" adjustment must continue to be deferred and will be amortized into income in future periods over the remaining period of expected run-off of the underlying business. We would transfer no cash to Swiss Re as a result of these developments.

Accordingly, even though we have no continuing underwriting risk, and no cash would be transferred to Swiss Re, in the event that future developments indicate our December 31, 2006 personal accident reserves are deficient or redundant, SFAS 113 requires us to adjust earnings in the period of change, with only a partial offset to earnings for the cumulative deferred gain amortization adjustment in the period of change. The remaining amount of increased gain would be amortized into earnings over the remaining run-off period of the underlying business.

Because we are not relieved of our liability to the ceding companies for this business, the liabilities and obligations associated with the reinsured contracts remain on our Supplemental Consolidated Balance Sheets with a corresponding reinsurance receivable from the business sold to Swiss Re, which totaled $3.8 billion at December 31, 2006, and is included in amounts recoverable from reinsurers. Swiss Re has funded a trust, with a balance of $1.9 billion at December 31, 2006, to support this business. In addition to various remedies that we would have in the event of a default by Swiss Re, we continue to hold assets in support of certain of the transferred reserves. These assets consist of those reported as trading securities and certain mortgage loans. Our liabilities for funds withheld and embedded derivative liabilities at December 31, 2006 included $1.8 billion and $0.2 billion, respectively, related to the business reinsured by Swiss Re.

MARKETING AND COMPLIANCE ISSUES

There continues to be a significant amount of federal and state regulatory activity in the industry relating to numerous issues including, but not limited to, market timing and late trading of mutual fund and variable insurance products and broker-dealer access arrangements. Like others in the industry, we have received inquiries including requests for information and/or subpoenas from various authorities including the SEC, National Association of Securities Dealers ("NASD"), and the New York Attorney General. We are in the process of responding to, and in some cases have settled or are in the process of settling, certain of these inquiries. We continue to cooperate fully with such authorities.

Regulators also continue to focus on replacement and exchange issues. Under certain circumstances companies have been held responsible for replacing existing policies with policies that were less advantageous to the policyholder. Our management continues to monitor compliance procedures to minimize any potential liability. Due to the uncertainty surrounding all of these matters, it is not possible to provide a meaningful estimate of the range of potential outcomes; however it is management's opinion that future developments will not materially affect our consolidated financial position.

LEASES

Significant leases include the lease for our Fort Wayne, Indiana home office properties through sale-leaseback agreements. The agreements provide for a 25-year lease period with options to renew for six additional terms of five years each. The agreements also provide us with the right of the first refusal to purchase the properties during the terms of the lease, including renewal periods, at a price defined in the agreements. We also have the option to purchase the leased properties at fair market value as defined in the agreements on the last day of the initial 25-year lease period ending in 2009 or the last day of any of the renewal periods. In 2006, we exercised the right and option to extend the lease for two extended terms such that the lease shall expire in 2019. We retain our right and option to exercise the remaining options for extended terms of five years each in accordance with the lease agreement.

Total rental expense on operating leases in 2006, 2005 and 2004 was $47 million, $55 million and $55 million, respectively. Future minimum rental commitments are as follows (in millions):

2007-$45
2008-$40
2009-$28
2010-$17
2011-$13
Thereafter-$40

In addition, the Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from one to seven years. Neither annual rent nor future rental commitments are significant.

INFORMATION TECHNOLOGY COMMITMENT

In February 1998, we signed a seven-year contract with IBM Global Services for information technology services for the Fort Wayne operations. In February 2004, we renegotiated and extended the contract through February 2010. Annual costs are dependent on usage but are expected to range from $45 million to $50 million.

INSURANCE CEDED AND ASSUMED

Our insurance companies cede insurance to other companies. The portion of risks exceeding each company's retention limit is reinsured with other insurers. We seek reinsurance coverage within the businesses that sell life insurance to limit its liabilities. We reinsure approximately 85% to 90% of the mortality risk on newly issued non-term life insurance contracts and approximately 45% to 50% of total mortality risk including term insurance contracts. Our policy is to retain no more than $5 million on a single insured life issued on fixed and variable universal life insurance contracts. Additionally, the retention per single insured life for term life insurance and for Corporate Owned Life Insurance ("COLI") is $1 million and $2 million, respectively.

Portions of our deferred annuity business have been reinsured on a Modco basis with other companies to limit our exposure to interest rate risks. At December 31, 2006, the reserves associated with these reinsurance arrangements totaled $1.8 billion. To cover products other than life insurance, we acquire other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The accompanying financial statements reflect premiums, benefits and deferred acquisition costs, net of insurance ceded (see
Note 5). Our insurance companies remain liable if their reinsurers are unable to meet contractual obligations under applicable reinsurance agreements.

See "Reinsurance Contingencies" above for a discussion of our reinsurance business sold to Swiss Re.

VULNERABILITY FROM CONCENTRATIONS

At December 31, 2006, we did not have a material concentration of financial instruments in a single investee or industry. Our investments in mortgage loans principally involve commercial real

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9. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)

estate. At December 31, 2006, 31% of such mortgages, or $2.3 billion, involved properties located in California, Pennsylvania and Texas. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $28 million. Also at December 31, 2006, we did not have a concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to our financial position.

Although we do not have any significant concentration of customers, our American Legacy Variable Annuity product offered in our Individual Markets Annuities segment is significant to this segment. The American Legacy Variable Annuity product accounted for 49%, 48% and 45% of Individual Markets Annuities deposits in 2006, 2005 and 2004, respectively and represented approximately 67% of our total Individual Markets Annuities variable annuity product account values at December 31, 2006, 2005 and 2004. In addition, fund choices for certain of our other variable annuity products offered in our Individual Markets Individual Annuity segment include American Fund Insurance SeriesSM ("AFIS") funds. For the Individual Markets Individual Annuity segment, AFIS funds accounted for 60%, 57% and 56% of variable annuity product deposits in 2006, 2005 and 2004 respectively and represented 57%, 52% and 51% of the segment's total variable annuity product account values at December 31, 2006, 2005 and 2004, respectively.

OTHER CONTINGENCY MATTERS

We are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting our consolidated financial position.

We have pursued claims with our liability insurance carriers for reimbursement of certain costs incurred in connection with a class action settlement involving the sale of our non-variable universal life and participating whole life policies issued between January 1, 1981 and December 31, 1998, and the settlement of claims and litigation brought by owners that opted out of the class action settlement. During the fourth quarter of 2002, we settled our claims against three liability carriers on a favorable basis, and settled our claims against a fourth liability insurance carrier on a favorable basis in 2004.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. We have accrued for expected assessments net of estimated future premium tax deductions.

GUARANTEES

We have guarantees with off-balance-sheet risks having contractual values of $3 million and $4 million at December 31, 2006 and 2005, respectively, whose contractual amounts represent credit exposure.

Certain of our subsidiaries have sold commercial mortgage loans through grantor trusts, which issued pass-through certificates. These subsidiaries have agreed to repurchase any mortgage loans which remain delinquent for 90 days at a repurchase price substantially equal to the outstanding principal balance plus accrued interest thereon to the date of repurchase. In case of default on the mortgage loans, we have recourse to underlying real estate. It is management's opinion that the value of the properties underlying these commitments is sufficient that in the event of default, the impact would not be material to us. These guarantees expire in 2009.

DERIVATIVE INSTRUMENTS

We maintain an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency risk, equity risk, and credit risk. We assess these risks by continually identifying and monitoring changes in interest rate exposure, foreign currency exposure, equity market exposure, and credit exposure that may adversely impact expected future cash flows and by evaluating hedging opportunities. Derivative instruments that are currently used as part of our interest rate risk management strategy include interest rate swaps and interest rate caps. Derivative instruments that are used as part of our foreign currency risk management strategy include foreign currency swaps. Call options on LNC stock are used as part of our equity market risk management strategy. We also use credit default swaps as part of our credit risk management strategy.

As a result of our merger with JPL, we now distribute indexed annuity contracts. These contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500(R) index. Policyholders may elect to rebalance index options at renewal dates, either annually or biannually. At each renewal date, we have the opportunity to re-price the indexed component by establishing participation rates, subject to minimum guarantees. We purchase S&P 500(R) index call options that are highly correlated to the portfolio allocation decisions of our policyholders, such that we are economically hedged with respect to equity returns for the current reset period. The mark-to-market of the options held impacts net investment income and generally offsets the change in value of the embedded derivative within the indexed annuity, which is recorded as a component of interest credited to policyholders' within insurance benefits. SFAS 133 requires that we calculate fair values of index options we may purchase in the future to hedge policyholder index allocations in future reset periods. These fair values represent an estimate of the cost of the options we will purchase in the future, discounted back to the date of the balance sheet, using current market indicators of volatility and interest rates. Changes in the fair values of these liabilities are included in interest credited. Interest credited was decreased by $59 million in 2006 for the changes in the fair value of these liabilities. The notional amounts of policyholder fund balances allocated to the equity-index options were $2.4 billion at December 31, 2006.

By using derivative instruments, we are exposed to credit risk (our counterparty fails to make payment) and market risk (the value of the instrument falls and we are required to make a payment). When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes us and, therefore, creates a credit risk for us equal to the extent of the fair value gain in the derivative. When the fair value of a derivative contract is negative, this generally indicates we owe the counterparty and therefore we have no credit risk, but have been affected by market risk. We minimize the credit risk in derivative instruments by entering into transactions with high quality counterparties with minimum credit ratings that are reviewed regularly by us, by limiting the amount of credit exposure to any one counterparty, and by requiring certain counterparties to post collateral if our credit risk exceeds certain limits. We also maintain a policy of requiring all derivative contracts to be governed by an International Swaps and Derivatives Association ("ISDA") Master Agreement. We do not believe that the credit or market risks associated with derivative instruments are material to any insurance subsidiary or the Company.

We are required to maintain minimum ratings as a matter of routine practice in negotiating ISDA agreements. Under some ISDA agreements, we have agreed to maintain certain financial strength or claims-paying ratings of S&P BBB and Moody's Baa2.

A downgrade below these levels would result in termination of the derivatives contract at which time any amounts payable by us would be dependent on the market value of the underlying derivative contract. In certain transactions, we and the counterparty have entered into a collateral support agreement requiring us to post collateral upon significant downgrade. We are required to maintain long-term senior debt ratings above S&P BBB and Moody's Baa3. We also require for our own protection minimum rating standards for counterparty credit protection. We are required to maintain financial strength or claims-paying ratings of S&P A- and Moody's A3 under certain ISDA agreements, which collectively do not represent material notional exposure. We do not believe the inclusion of termination or collateralization events pose any material threat to our liquidity position.

Market risk is the adverse effect that a change in interest rates, currency rates, implied volatility rates, or a change in certain equity indexes or instruments has on the value of a financial instrument. We manage the market risk by establishing and monitoring limits as to the types and degree of risk that may be undertaken.

Our derivative instruments are monitored by our risk management committee as part of that committee's oversight of our derivative activities. Our derivative instruments committee is responsible for implementing various hedging strategies that are developed through its analysis of financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into our overall risk management strategies.

We have derivative instruments with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. Outstanding derivative instruments with off-balance-sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values, are as follows:

                                                                                     ASSETS (LIABILITIES)
                                                   NOTIONAL OR CONTRACT AMOUNTS   CARRYING VALUE/FAIR VALUE
                                                   ----------------------------   -------------------------
                                                       2006            2005           2006          2005
                                                   ------------   -------------   -----------   -----------
                                                                         (IN MILLIONS)
                                                   --------------------------------------------------------
Interest rate derivative instruments:
   Interest rate cap agreements                       $5,950          $5,450         $   3         $   5
   Interest rate swap agreements                       1,188             462             8             9
                                                      ------          ------         -----         -----
      Total interest rate derivative instruments       7,138           5,912            11            14
                                                      ======          ======         =====         =====
Foreign currency derivative instruments:
   Foreign currency swaps                                 86              58            (7)           (5)
Credit derivative instruments:
   Credit default swaps                                   20              20            --            --
Equity indexed derivative instruments:
   Call options (based on LNC stock)                       1               1            22            17
   Call options (based on SPX Index)                   2,357              --           185            --
   Embedded derivatives per SFAS 133                      --              --          (132)         (268)
                                                      ------          ------         -----         -----
      Total derivative instruments*                   $9,602          $5,991         $  79         $(242)
                                                      ======          ======         =====         =====

----------
* Total derivative instruments for 2006 are composed of an asset of $245 million recorded in derivative investments, a $52 million contra-liability recorded in insurance policy and claim reserves and a liability of $218 million recorded in reinsurance related derivative liability on the Supplemental Consolidated Balance Sheet. Total derivative instruments for 2005 are composed of an asset of $41 and liabilities of $6 million and $278 million on the Supplemental Consolidated Balance Sheet in derivative instruments, insurance policy and claim reserves and reinsurance related derivative liability, respectively.

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9. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)

A reconciliation of the notional or contract amounts for the significant programs using derivative agreements and contracts is as follows:

                                 INTEREST RATE    INTEREST RATE    FOREIGN CURRENCY
                                CAP AGREEMENTS   SWAP AGREEMENTS    SWAP AGREEMENTS
                               ---------------   ---------------   ----------------
                                2006     2005     2006     2005     2006     2005
                               ------   ------   ------   ------   ------   -------
                                                   (IN MILLIONS)
                               ----------------------------------------------------
Balance at beginning of year   $5,450   $4,000   $  462    $446     $ 58      $ 42
New contracts                     750    1,450      789      36       30        30
Terminations and maturities      (250)      --      (63)    (20)      (2)      (14)
                               ------   ------   ------    ----     ----      ----
   Balance at end of year      $5,950   $5,450   $1,188    $462     $ 86      $ 58
                               ======   ======   ======    ====     ====      ====

                                                          CALL OPTIONS           CALL OPTIONS
                               CREDIT DEFAULT SWAPS   (BASED ON LNC STOCK)   (BASED ON SPX INDEX)
                               --------------------   --------------------   --------------------
                                 2006        2005       2006        2005       2006        2005
                               --------   ---------   --------   ---------   --------   ---------
                                                          (IN MILLIONS)
                               ------------------------------------------------------------------
Balance at beginning of year     $ 20        $ 13        $ 1        $ 1       $    --      $--
New contracts                      10          20         --         --         3,377       --
Terminations and maturities       (10)        (13)        --         --        (1,020)      --
                                 ----        ----        ---        ---       -------      ---
   Balance at end of year        $ 20        $ 20        $ 1        $ 1       $ 2,357      $--
                                 ====        ====        ===        ===       =======      ===

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of December 31, 2006 and 2005, we had derivative instruments that were designated and qualified as cash flow hedges and derivative instruments that were not designated as hedging instruments. We did not have derivative instruments that were designated as fair value hedges or hedges of a net investment in a foreign operation. See Note 1 for a detailed discussion of the accounting treatment for derivative instruments. For the years ended December 31, 2006, 2005 and 2004, we recognized after tax after-DAC net losses of $2 million, less than $1 million and $7 million, respectively, in net income as a component of realized investment gains and losses. These losses relate to the ineffective portion of cash flow hedges, the change in market value for derivative instruments not designated as hedging instruments, and the gain
(loss) on swap terminations. For the years ended December 31, 2006, 2005 and 2004, we recognized after-tax after-DAC losses of $16 million, $7 million and $10 million, respectively, in OCI related to the change in market value on derivative instruments that are designated and qualify as cash flow hedges.

DERIVATIVE INSTRUMENTS DESIGNATED IN CASH FLOW HEDGES

INTEREST RATE SWAP AGREEMENTS

We use interest rate swap agreements to hedge our exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price level, performance or value of one or more underlying interest rates. We are required to pay the counterparty the stream of variable interest payments based on the coupon payments from the hedged bonds, and in turn, receive a fixed payment from the counterparty, at a predetermined interest rate. The net receipts/payments from these interest rate swaps are recorded in net investment income. Gains (losses) on interest rate swaps hedging interest rate exposure on floating rate bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued. The open positions at December 31, 2006, expire in 2007 through 2026.

We also use interest rate swap agreements to hedge our exposure to interest rate fluctuations related to the forecasted purchase of assets for certain investment portfolios. The gains (losses) resulting from the swap agreements are recorded in OCI. The gains (losses) are reclassified from accumulated OCI to earnings over the life of the assets once the assets are purchased. As of December 31, 2006, there were no interest rate swaps hedging forecasted asset purchases.

FOREIGN CURRENCY SWAPS

We use foreign currency swaps, which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a specified rate of exchange in the future. Gains (losses) on foreign currency swaps hedging foreign exchange risk exposure on foreign currency bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued. The foreign currency swaps expire in 2014 through 2016.

CALL OPTIONS ON LNC STOCK

We use call options on LNC stock to hedge the expected increase in liabilities arising from stock appreciation rights ("SARs") granted to our agents on LNC stock. Upon option expiration, the payment, if any, is the increase in LNC's stock price over the strike price of the option applied to the number of contracts. Call options hedging vested SARs are not eligible for hedge accounting and both are marked to market through net income. Call options hedging nonvested SARs are eligible for hedge accounting and are accounted for as cash flow hedges of the forecasted vesting of SAR liabilities. To the extent that the cash flow hedges are effective, changes in the fair

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9. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)

value of the call options are recorded in accumulated OCI. Amounts recorded in OCI are reclassified to net income upon vesting of SARs. Our call option positions will be maintained until such time as the SARs are either exercised or expire and our SAR liabilities are extinguished. The SARs expire five years from the date of grant.

ALL OTHER DERIVATIVE INSTRUMENTS

We use various other derivative instruments for risk management and income generation purposes that either do not qualify for hedge accounting treatment or have not currently been qualified by us for hedge accounting treatment. The gain or loss related to the change in market value for these derivative instruments is recognized in net income during the period of change (reported as realized gain (loss) on investments in the Supplemental Consolidated Statements of Income except where otherwise noted below).

FORWARD STARTING INTEREST RATE SWAP AGREEMENTS

We used a forward starting interest rate swap agreement to hedge our exposure to the forecasted sale of mortgage loans. We were required to pay the counterparty a predetermined fixed stream of payments, and in return, received payments based on a floating rate from the counterparty. The net receipts/payments from these interest rate swaps were recorded in realized gain (loss) on investments and derivative instruments. As of December 31, 2006, there were no forward starting interest rate swap agreements.

INTEREST RATE CAP AGREEMENTS

The interest rate cap agreements, which expire in 2007 through 2011, entitle us to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such quarterly payments, if any, is determined by the excess of a market interest rate over a specified cap rate multiplied by the notional amount divided by four. The purpose of our interest rate cap agreement program is to provide a level of protection for our annuity line of business from the effect of rising interest rates. The interest rate cap agreements provide an economic hedge of the annuity line of business. However, the interest rate cap agreements are not linked to assets and liabilities on the balance sheet that meet the significantly increased level of specificity required under SFAS 133. Therefore, the interest rate cap agreements do not qualify for hedge accounting under SFAS 133.

SWAPTIONS

Swaptions entitled us to receive settlement payments from the counterparties on specified expiration dates, contingent on future interest rates. For each swaption, the amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount. The purpose of our swaption program was to provide a level of protection for its annuity line of business from the effect of rising interest rates. The swaptions provided an economic hedge of the annuity line of business. However, the swaptions were not linked to specific assets and liabilities on the balance sheet that met the significantly increased level of specificity required under SFAS 133. Therefore, the swaptions did not qualify for hedge accounting under SFAS 133. At December 31, 2006, there were no outstanding swaptions.

CREDIT DEFAULT SWAPS

We buy credit default swaps to hedge against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows us to put the bond back to the counterparty at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or obligation acceleration. We have no currently qualified credit default swaps for hedge accounting under SFAS 133, as amounts are insignificant. As of December 31, 2006, we had no outstanding purchased credit default swaps.

We also sell credit default swaps to offer credit protection to investors. The credit default swaps hedge the investor against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows the investor to put the bond back to us at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or restructuring. As of December 31, 2006, we had credit swaps with a notional amount of $20 million, which expire in 2010.

CALL OPTIONS ON LNC STOCK

As discussed previously in the Cash Flow Hedges section above, we use call options on LNC stock to hedge the expected increase in liabilities arising from SARs granted to our agents on LNC stock. Call options hedging vested SARs are not eligible for hedge accounting treatment under SFAS 133. Mark to market changes are recorded in net income in underwriting, acquisition, insurance and other expenses.

DERIVATIVE INSTRUMENT EMBEDDED IN DEFERRED COMPENSATION PLAN

We have certain deferred compensation plans that have embedded derivative instruments. The liability related to these plans varies based on the investment options selected by the participants. The liability related to certain investment options selected by the participants is marked to market through net income in underwriting, acquisition, insurance and other expenses.

DERIVATIVE INSTRUMENT EMBEDDED IN MODIFIED COINSURANCE AGREEMENTS WITH FUNDS WITHHELD ARRANGEMENTS

We are involved in various Modco and CFW reinsurance arrangements that have embedded derivatives. The change in fair value of the embedded derivative, as well as the gains or losses on trading securities supporting these arrangements, flows through net income.

DERIVATIVE INSTRUMENT EMBEDDED IN VARIABLE ANNUITY PRODUCTS

We have certain variable annuity products with a GMWB feature that is an embedded derivative. The change in fair value of the embedded derivatives flows through net income through the benefits line in the Supplemental Consolidated Statements of Income.

DERIVATIVE INSTRUMENTS EMBEDDED IN AVAILABLE-FOR-SALE SECURITIES

We own various debt securities that (a) contain call options to exchange the debt security for other specified securities of the borrower, usually common stock, or (b) contain call options to receive the return on equity-like indexes. The change in fair value of the embedded derivatives flows through net income. These embedded derivatives have not been qualified for hedge accounting treatment under SFAS 133.

We have used certain other derivative instruments in the past for hedging purposes. Although other derivative instruments may have been used in the past, derivative types that were not outstanding from January 1, 2005 through December 31, 2006 are not discussed in this disclosure.

ADDITIONAL DERIVATIVE INFORMATION

Income other than realized gains and losses for the agreements and contracts described above amounted to $78 million, $14 million and $26 million in 2006, 2005 and 2004, respectively. The decrease in income from 2004 to 2005 was primarily because of decreased income on interest rate swaps.

We are exposed to credit loss in the event of nonperformance by counterparties on various derivative contracts. However, we do not anticipate nonperformance by any of the counterparties. The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records. The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in our favor. At December 31, 2006, the exposure was $176 million.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of our financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

FIXED MATURITY AND EQUITY SECURITIES -- AVAILABLE-FOR-SALE, HELD-TO-MATURITY AND TRADING SECURITIES

Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

MORTGAGE LOANS ON REAL ESTATE

The estimated fair value of mortgage loans on real estate was established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or;
3) the fair value of the collateral if the loan is collateral dependent.

POLICY LOANS

The fair value of policy loans outstanding has been estimated using a current risk-free interest rate applied to expect future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

DERIVATIVE INSTRUMENTS

We employ several different methods for determining the fair value of our derivative instruments. Fair values for these contracts are based on current settlement values. These values are based on: 1) quoted market prices; 2) industry standard models that are commercially available; and 3) broker quotes. These techniques project cash flows of the derivatives using current and implied future market conditions. We calculate the present value of the cash flows to determine the derivatives' current fair market value.

OTHER INVESTMENTS, AND CASH AND INVESTED CASH

The carrying value for assets classified as other investments, and cash and invested cash in the accompanying balance sheets approximates their fair value. Other investments include limited partnership investments which are accounted for using the equity method of accounting.

INVESTMENT TYPE INSURANCE CONTRACTS

The balance sheet captions, "Insurance Policy and Claims Reserves" and "Investment Contractholder and Policyholder Funds," include investment type insurance contracts (i.e., deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the balance sheet captions, "Insurance Policy and Claims Reserves" and "Investment Contractholder and Policyholder Funds" that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts, nor have we determined the fair value of such contracts. It is our position that not disclosing the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about our shareholder's equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. We and other companies in the insurance industry are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

SHORT-TERM AND LONG-TERM DEBT

Fair values for long-term debt issues are estimated using discounted cash flow analysis based on our current incremental borrowing rate for similar types of borrowing arrangements. For short-term debt, the carrying value approximates fair value.

GUARANTEES

Our guarantees include guarantees related to mortgage loan pass-through certificates. Based on historical performance where repurchases have been negligible and the current status of the debt, none of the loans are delinquent and the fair value liability for the guarantees related to mortgage loan pass-through certificates is insignificant.

INVESTMENT COMMITMENTS

Fair values for commitments to make investments in fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

SEPARATE ACCOUNTS

Assets held in separate accounts are reported at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

The carrying values and estimated fair values of our financial instruments are as follows:

                                                   2006                          2005
                                       ---------------------------   ---------------------------
                                       CARRYING VALUE   FAIR VALUE   CARRYING VALUE   FAIR VALUE
                                       --------------   ----------   --------------   ----------
                                                             (IN MILLIONS)
                                       ---------------------------------------------------------
Assets (liabilities):
Securities available-for-sale
   Fixed maturies                         $ 54,697       $ 54,697       $ 32,245       $ 32,245
   Equity                                      218            218            101            101
Trading securities                           2,820          2,820          2,985          2,985
Mortgage loans on real estate                7,344          7,530          3,662          3,859
Policy loans                                 2,755          2,979          1,858          2,003
Derivative instruments *                        79             79           (243)          (243)
Other investments                              819            819            423            423
Cash and invested cash                       1,762          1,762          1,962          1,962
Investment type insurance contracts:
   Deposit contracts and certain
      guaranteed interest contracts        (28,628)       (28,605)       (21,270)       (21,273)
   Remaining guaranteed interest
      and similar contracts                   (245)          (245)           (13)           (13)
Short-term debt                                (21)           (21)           (34)           (34)
Long-term debt                              (1,440)        (1,395)        (1,250)        (1,324)
Guarantees                                      --             --             --             --
Investment commitments                          --         (1,308)            --             --

----------
* Total derivative instruments for 2006 are composed of an asset of $245 million recorded in derivative investments, a $52 million contra-liability recorded in insurance policy and claim reserves and a liability of $218 million recorded in reinsurance related derivative liability. Total derivative instruments for 2005 are composed of an asset of $41 million in derivative investments, a $6 million liability in insurance policy and claim reserves and a liability of $278 million recorded in reinsurance related derivative liability.

As of December 31, 2006 and 2005, the carrying value of the deposit contracts and certain guaranteed contracts is net of DAC of $789 million and $383 million, respectively, excluding adjustments for DAC applicable to changes in fair value of securities. The carrying values of these contracts are stated net of DAC so that they are comparable with the fair value basis.

11. SEGMENT INFORMATION

In the quarter ended June 30, 2006, LNC completed its merger with Jefferson-Pilot and changed its management organization. LNC also realigned its reporting segments, which included those of LNL to reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. As a result of these changes, we provide products and services in two operating businesses: (1) Individual Markets and (2) Employer Markets, and report results through three business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Various insurance and investment products are currently marketed to individuals and businesses in the United States. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through two segments, Retirement Products and Group Protection. The Retirement Products segment consists of its Defined Contribution business. Employer Markets also provides employer-sponsored variable and fixed annuities, mutual-fund based programs in the 401(k), 403(b), and 457 marketplaces and corporate/bank owned life insurance. The Group Protection segment offers group non-medical insurance products, principally term life, disability and dental, to the employer marketplace through various forms of contributory and noncontributory plans.

We also have Other Operations which includes the financial data for operations that are not directly related to the business segments, unallocated corporate items (such as investment income on investments related to the amount of statutory surplus in our insurance subsidiaries that is not allocated to our business units and other corporate investments, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses) and the historical results of the former reinsurance segment, which was sold to Swiss Re Life & Health America Inc. ("Swiss Re") in the fourth quarter of 2001, along with the ongoing amortization of deferred gain on the indemnity reinsurance portion of the transaction with Swiss Re.

Financial data by segment is as follows:

                                         2006     2005     2004
                                        ------   ------   ------
                                              (IN MILLIONS)
                                        ------------------------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
      Individual Annuities              $1,914   $1,309   $1,278
      Life Insurance                     3,178    1,840    1,847
                                        ------   ------   ------
      Individual Markets Total           5,092    3,149    3,125
                                        ------   ------   ------
   Employer Markets:
      Retirement Products                1,355    1,168    1,125
      Group Protection                   1,033       --       --
                                        ------   ------   ------
      Employer Markets Total             2,388    1,168    1,125
                                        ------   ------   ------
   Other Operations                        474      309      621
   Consolidating adjustments              (164)      --     (354)
   Net realized investment results(1)       (2)     (16)     (45)
   Reserve development net of related
      amortization on business sold
      through reinsurance                    1        1        1
                                        ------   ------   ------
      Total                             $7,789   $4,611   $4,473
                                        ======   ======   ======
NET INCOME:
Segment net income:
   Individual Markets:
      Individual Annuities              $  323   $  197   $  169
      Life Insurance                       470      238      252
                                        ------   ------   ------
      Individual Markets Total             793      435      421
                                        ------   ------   ------
   Employer Markets:
      Retirement Products                  249      206      181
      Group Protection                      99       --       --
                                        ------   ------   ------
      Employer Markets Total               348      206      181
                                        ------   ------   ------
   Other Operations                         20       12        9
   Net realized investment results(2)       (1)     (10)     (29)
   Reserve development net of related
      amortization on business sold
      through reinsurance                    1        1        1
                                        ------   ------   ------
   Income before cumulative effect of
      accounting changes                 1,161      644      583
   Cumulative effect of accounting
      changes                               --       --      (26)
                                        ------   ------   ------
Net Income                              $1,161   $  644   $  557
                                        ======   ======   ======

----------
(1) Includes realized losses on investments of $6 million, $20 million and $47 million for 2006, 2005 and 2004, respectively; realized losses on derivative instruments of $(1) million and $(11) million for 2005 and 2004, respectively; gain (loss) on reinsurance embedded derivative/trading securities of $4 million, $5 million and $(1) million in 2006, 2005 and 2004, respectively; and gain on sale of subsidiaries/businesses of $14 million for 2004.

(2) Includes realized losses on investments of $4 million $13 million and $21 million for 2006, 2005 and 2004, respectively; realized gains (losses) on derivative instruments of less than $1 million, less than $(1) million and $(7) million for 2006, 2005 and 2004, respectively; gain (loss) on reinsurance embedded derivative/trading securities of $2 million, $3 million and $(1) million for 2006, 2005 and 2004, respectively.

                                                               2006       2005
                                                             --------   --------
                                                                (IN MILLIONS)
                                                             -------------------
ASSETS:
   Annuities                                                 $ 70,520   $ 48,250
   Life Insurance                                              42,691     21,795
   Retirement Products                                         37,274     33,478
   Group Protection                                             2,341         --
   Other Operations                                            10,058      6,649
   Consolidating adjustments                                    1,932      3,882
                                                             --------   --------
Total                                                        $164,816   $114,054
                                                             ========   ========

12. SHAREHOLDER'S EQUITY

All authorized and issued shares of LNL, JPL, JPFIC and JPLA are owned by LNC.

Details underlying the supplemental consolidated balance sheet caption "Net Unrealized Gain on Securities Available-for-Sale," are as follows:

                                                               2006       2005
                                                             -------    -------
                                                                (IN MILLIONS)
                                                             ------------------
Fair value of securities available-for-sale                  $54,915    $32,346
Cost of securities available-for-sale                         54,051     31,362
                                                             -------    -------
Unrealized gain                                                  864        984
Adjustments to deferred acquisition costs and value of
   business acquired                                            (227)      (266)
Amounts required to satisfy policyholder commitments             (20)       (31)
Foreign currency exchange rate adjustment                         28         16
Deferred income taxes                                           (224)      (251)
                                                             -------    -------
Net unrealized gain on securities available-for-sale         $   421    $   452
                                                             =======    =======

Adjustments to DAC and amounts required to satisfy policyholder commitments are netted against the DAC asset line and included within the insurance policy and claim reserve line on the Supplemental Consolidated Balance Sheets, respectively.

Details underlying the change in net unrealized gain (loss) on securities available-for-sale, net of reclassification adjustment shown on the Supplemental Consolidated Statements of Shareholder's Equity are as follows:

                                                                   2006    2005   2004
                                                                   ----   -----   ----
                                                                      (IN MILLIONS)
                                                                   -------------------
Unrealized gains (losses) on securities available-for-sale
   arising during the year                                         $  7   $(479)  $116
Less: Reclassification adjustment for gains on disposals of
   prior year inventory included in net income(1)                    65      39     82
Less: Federal income tax expense (benefit)                          (27)   (189)    11
                                                                   ----   -----   ----
Net change in unrealized gain on securities available-for-sale,
   net of reclassifications and federal income tax expense         $(31)  $(329)  $ 23
                                                                   ====   =====   ====

----------
(1) The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to DAC and amounts required to satisfy policyholder commitments.

The net unrealized gain (loss) on derivative instruments component of other comprehensive income shown on the Supplemental Consolidated Statements of Shareholder's Equity is net of Federal income tax expense (benefit) of $3 million, $5 million and $3 million for 2006, 2005 and 2004, respectively, and net of adjustments to DAC of $1 million, $(7) million and $(8) million for 2006, 2005 and 2004, respectively.

13. RESTRUCTURING CHARGES

The following provides details on our restructuring charges. All restructuring charges recorded by us are included in underwriting, acquisition, insurance and other expenses on the Supplemental Consolidated Statements of Income in the year incurred and are included in the Other Operations segment.

2006 RESTRUCTURING PLAN

Upon completion of LNC's merger with Jefferson-Pilot, a restructuring plan was implemented relating to the integration of LNC's legacy operations with those of Jefferson-Pilot. The realignment will enhance productivity, efficiency and scalability while positioning LNC and its affiliates for future growth.

The following details LNL's restructuring charges associated with this integration plan:

                                                      TOTAL
                                                 ----------------
                                                   (IN MILLIONS)
                                                 ----------------
Amounts incurred in 2006
   Employee severance and termination benefits         $12
   Abandoned office space                                1
                                                       ---
Total 2006 restructuring charges                        13
Amounts expended in 2006                                (6)
                                                       ---
Restructuring reserve at December 31, 2006             $ 7
                                                       ===
Additional amounts expended that do not
qualify as restructuring charges                       $14
Expected completion date                         4th Quarter 2009

2005 RESTRUCTURING PLAN

During May 2005, LFA implemented a restructuring plan to realign its field management and financial planning support areas. Total pre-tax restructuring charges incurred during 2005 were $7 million. These charges, which are included in Other Operations, included employee severance and termination benefits of $4 million and rent on abandoned office space of $3 million. The remaining reserves totaled $1 million at December 31, 2006. The plan was completed by year end 2006, except for lease payments on vacated space which run through 2008.

2003 RESTRUCTURING PLANS

In January 2003, the operations in Hartford, Connecticut and Schaumburg, Illinois to enhance productivity, efficiency and scalability while positioning the segment for future growth. In February 2003, we announced plans to consolidate its fixed annuity operations in Schaumburg, Illinois into Fort Wayne, Indiana. In June 2003, we announced that we were combining our retirement and life insurance businesses into a single operating unit focused on providing wealth accumulation and protection, income distribution and wealth transfer products. In August 2003, we announced additional realignment activities.

The total pre-tax restructuring charges recorded in 2005 and 2004 were $23 million and $20 million, respectively. Pre-tax amounts reversed in restructuring charges in 2006 and 2004 were $1 million in each year. Additional pre-tax amounts expended that do not qualify as restructuring charges in 2005 and 2004 were $7 million and $15 million, respectively. These plans were completed in 2006.

14. TRANSACTIONS WITH AFFILIATES

Cash and short-term investments at December 31, 2006 and 2005 include our participation in a cash management agreement with LNC of $389 million and $227 million, respectively. Related investment income was $14 million, $6 million and $3 million in 2006, 2005 and 2004, respectively. Short-term debt represents notes payable to LNC of $21 million and $34 million at December 31, 2006 and 2005, respectively. Total interest expense for this short-term debt was $1 million per year in 2006, 2005 and 2004. As shown in Note 5, LNC supplied funding to us totaling $1.390 billion in 2006 and $1.250 billion in 2005, in exchange for notes. The interest expense on these notes was $78 million per year in 2006, 2005 and 2004. HARCO supplied funding to JPFIC totaling $50 million in 1994, in exchange for Notes.

A transfer pricing arrangement is in place between LFD and Delaware Management Holdings, Inc. ("DMH") related to the wholesaling of DMH's investment products. As a result, we received fees of $36 million, $41 million, and $32 million from DMH for transfer pricing in 2006, 2005, and 2004. We also received fees of $4 million in 2006, from the Jefferson-Pilot Companies, for distributing Variable Universal Life products.

We paid fees of $57 million, $72 million and $79 million to DMH for investment management services in 2006, 2005 and 2004, respectively.

We provide services to and receive services from affiliated companies plus we receive an allocation of corporate overhead from LNC. This allocation is based on a calculation that utilizes income and equity of the business units. These activities with affiliated companies resulted in net payments of $59 million, $122 million and $101 million in 2006, 2005 and 2004, respectively.

We cede and accept reinsurance from affiliated companies. As discussed in Note 6, we cede certain Guaranteed Benefit risks (including certain GMDB and all GMWB benefits) to LNR Barbados. We also cede certain risks for certain UL policies, which resulted from recent actuarial reserving guidelines, to LNR Barbados. As of December 31, 2006, 2005 and 2004, all of these transactions are between us and LNR Barbados and us and Lincoln Assurance Limited, an affiliated life insurance company. Premiums in the accompanying Supplemental Consolidated Statements of Income include premiums on insurance business accepted under reinsurance contracts and exclude premiums ceded to other affiliated companies, as follows:

                                     2006    2005    2004
                                    -----   -----   -----
                                        (IN MILLIONS)
                                    ---------------------
Insurance assumed                   $  25   $  --   $  --
Insurance ceded                      (238)   (219)   (116)
                                    -----   -----   -----
Net reinsurance premiums and fees   $(213)  $(219)  $(116)
                                    =====   =====   =====

The Supplemental Consolidated Balance Sheets include reinsurance balances with affiliated companies as follows:

                                                                 2006    2005
                                                                 ----    ----
                                                                 (IN MILLIONS)
                                                                 -------------
Future policy benefits and claims assumed                        $141   $    3
Future policy benefits and claims ceded                           951    1,052
Amounts recoverable from reinsurers on paid and unpaid losses      16       16
Reinsurance payable on paid losses                                 11        3
Funds held under reinsurance treaties-net liability               702      718

Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take a reserve credit for such reinsurance, we hold assets from the reinsurer, including funds held under reinsurance treaties, and are the beneficiary on letters of credit aggregating $1,149 million and $751 million at December 31, 2006 and 2005, respectively. The letters of credit are issued by banks and represent guarantees of performance under the reinsurance agreement, and are guaranteed by LNC.

The Company has entered into service agreements with the Parent and other subsidiaries of the Parent for personnel and facilities usage, general management services and investment management services. The Company was reimbursed $199 million in for general management and investment services provided by the Company, of which $46 million remained receivable as of December 31, 2006, related to these agreements. The Company also made various disbursements to its affiliates, of which $8 million remained payable as of December 31, 2006. These balances are included in other assets on the Supplemental Consolidated Balance Sheets.

The Company owns the following securities of Jefferson-Pilot affiliates. Amounts are reflected at the carrying amounts in the Supplemental Consolidated Balance Sheets as of December 31.

                                                        2006   2005
                                                        ----   ----
                                                       (IN MILLIONS)
                                                       -------------
Lincoln Financial Media Company (affiliate) Senior
   Promissory Notes  due 2006 through 2013, interest
   ranging from 4.2% to 7.7%                            $ 29    $--
Lincoln National Corporation (Parent) Senior Notes
   Series due 2008 interest 4.6%                         200     --
Lincoln National Corporation Senior Promissory Notes
   due 2007, interest rate of 5.25%                        6     --

The Company recognized interest income on these securities totaling $9 million as of December 31, 2006.

The Company has an agreement with its affiliate broker/dealer, Jefferson Pilot Variable Corporation (JPVC). The agreement calls for the Company to pay JPVC for sales of the Company's variable annuity contracts. The amount paid is based on sales during the period and contracts in force. The Company recorded expenses of $21 million as of December 31, 2006 related to this agreement.

During 1999, JPLA paid an affiliate, JPFIC $100 million in premiums for a company owned life insurance policy on certain of its employees. At December 31, 2006, the cash surrender value of this policy totaled approximately $148 million.

15. SUBSEQUENT EVENT

On April 26, 2007, the Indiana Department of Insurance approved to move ownership of First Penn-Pacific Life Insurance Company, a wholly owned subsidiary of the Company to LNC, the parent of the Company. This move of ownership was made in the form of a dividend, effective May 2, 2007 in the amount of $492 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
The Lincoln National Life Insurance Company

We have audited the accompanying supplemental consolidated balance sheets of The Lincoln National Life Insurance Company as of December 31, 2006 and 2005, and the related supplemental consolidated statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2006. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental consolidated financial statements give retroactive effect to the merger of the Company with Jefferson-Pilot Financial Insurance Company, which occurred on July 2, 2007, and to the merger of the Company with Jefferson-Pilot Life Insurance Company ("JPL"), which occurred on April 2, 2007. These mergers have been accounted for in a manner similar to a pooling-of-interests as described in Note 1 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated acquisition accounted for by the pooling-of-interests method in the financial statements that do not include the date of consummation. These supplemental financial statements do not extend through the date of consummation. However, they will become the historical consolidated financial statements of The Lincoln National Life Insurance Company after financial statements covering the dates of consummation of the mergers are issued.

In our opinion, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Lincoln National Life Insurance Company at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles applicable after financial statements are issued for a period which includes the dates of the consummation of the business combinations.

As discussed in Note 2 to the supplemental consolidated financial statements, in 2006 the Company changed its method of accounting for defined benefit pension and other postretirement plans. Also, as discussed in Note 2 to the supplemental consolidated financial statements, in 2004 the Company changed its method of accounting for certain non-traditional long-duration contracts and for separate accounts.

/s/ Ernst & Young LLP
-----------------------
Ernst & Young LLP

Philadelphia, PA
July 2, 2007

PART C       OTHER INFORMATION

ITEM  24.    FINANCIAL STATEMENTS AND EXHIBITS
      (a)    Financial Statements

             All required financial statements are included in Part A and Part B of this Registration Statement.

      (b)    Exhibits:
             (1)  Resolution of the Board of Directors of Jefferson Pilot
                  Financial Insurance Company authorizing establishment of the Separate Account. 1/

             (2)  Not Applicable.

      (3)    Distribution Agreement by and between Jefferson Pilot Financial
             Insurance Company, on its own behalf and on the behalf of the Separate Account, and Jefferson Pilot Variable Corporation 2/

      (4)    Form of Variable Annuity Contract 2/

      (5)    Form of Application for the Variable Annuity Contract 2/

      (6)    (a)  Articles of Incorporation of The National Lincoln Life
                  Insurance Company. 6/

             (b)  By-Laws of The National Lincoln Life Insurance Company. 6/

      (7)    Not Applicable.

      (8)    Participation Agreements 2/ 5/

      (9)    Opinion and Consent of Counsel (Filed herewith)

     (10) Consent of Independent Registered Public Accounting Firm. (Filed herewith).

     (11)    Not Applicable.

     (12)    Not Applicable.

     (13)    Schedule of Computation of Performance 4/

--------------------------
1/ Incorporated by reference to the initial Registration Statement for JPF Variable Annuity Separate Account filed on January 12, 2000 (Registration No. 333-94539).

2/ Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement for for JPF Variable Annuity Separate Account filed on June 9, 2000 (Registration No. 333-94539).


3/ Incorporated by reference to the initial Registration Statement on Form N-4 for the JPF Variable Annuity Separate Account II filed on August 1, 2000 (Registration No. 811-8374).

4/ Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 for the JPF Variable Annuity Separate Account filed on June 9, 2000 (Registration No. 333-95155).

5/ Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4 for the JPF Variable Annuity Separate Account filed on April 22, 2002 (Registration No. 333-94539).

6/ Incorporated by reference to Post-Effective Amendment No. 17 on Form N-6 to Registration Statement on Form S-6 (File No. 333-04999) filed on July 2, 2007.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name                          Positions and Offices with Depositor
---------------------------   -------------------------------------------------------------
Frederick J. Crawford**       Chief Financial Officer and Director
Christine S. Frederick***     Vice President and Chief Compliance Officer
Dennis R. Glass**             President and Director
Mark F. Konen*****            Senior Vice President and Director
Barbara S. Kowalczyk**        Director
See Yeng Quek****             Senior Vice President, Chief Investment Officer and Director
Dennis L. Schoff**            Senior Vice President and General Counsel
Michael S. Smith*             Senior Vice President and Chief Risk Officer
Rise C. M. Taylor*            Vice President and Treasurer
Westley V. Thompson***        Senior Vice President and Director
C. Suzanne Womack**           Secretary and Second Vice President

         * Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802-3506

         ** Principal business address is Center Square West Tower, 1500 Market Street, Suite 3900, Philadelphia, PA 19102-2112

        *** Principal business address is 350 Church Street, Hartford, CT 06103

    **** Principal business address is One Commerce Square, 2005 Market Street, 39th Floor, Philadelphia, PA 19103-3682

*****Principal business address is 100 North Greene Street, Greensboro, NC
27401


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Organizational Chart of the Lincoln National Corporation Insurance Company Holding Company System. (Incorporated by reference to Lincoln Life & Annuity Company of New York Post-Effective Amendment No. 17 on Form N-6 to Registration Statement on Form S-6 filed with the Commission on March 30,
2007) (File No. 33-77496).

ITEM 27.  NUMBER OF CONTRACT OWNERS

As of April 5, 2002, there were 48 Owners of the Policies, 28 of which owned Non-Qualified Policies and 20 of which owned Qualified Policies.

ITEM 28.  INDEMNIFICATION

     (a) Brief description of indemnification provisions:

     In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (Lincoln Life) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.

     In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life.

     Please refer to Article VII of the By-Laws of Lincoln Life (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

     (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER

(a) Jefferson Pilot Variable Corporation also acts as principal underwriter for the following:

     - JPF Separate Account A of Jefferson Pilot Financial Insurance Company
     - JPF Separate Account C of Jefferson Pilot Financial Insurance Company
     - JPF Separate Account B of Jefferson Pilot LifeAmerica Insurance Company
     - JPF Separate Account D of Jefferson Pilot LifeAmerica Insurance Company
     - Jefferson Pilot Variable Fund, Inc.
     - JPF Variable Annuity Separate Account II of Jefferson Pilot Financial Insurance Company

(b) The Directors and Officers of Jefferson Pilot Variable Corporation, the principal underwriter for the Registrant, are as follows:


NAME AND PRINCIPAL                       POSITIONS AND
BUSINESS ADDRESS                         OFFICES WITH UNDERWRITER
------------------                       ------------------------
     Ronald R. Angarella                 Director and President
     David K. Booth                      Vice President, Marketing
     W. Thomas Boulter                   Vice President and Chief Compliance Officer
     Lisa S. Clifford                    Assistant Vice President, Compliance
     Charles C. Cornelio                 Director
     Carol R. Hardiman                   Director
     Shari J. Lease                      Secretary
     John A. Weston                      Treasurer and Chief Financial Officer
     Donna M. Wilbur                     Assistant Treasurer

     Address (except as otherwise noted):
       One Granite Place
       Concord, NH 03301


(c)


           (1)                     (2)                        (3)                   (4)                 (5)
           NAME OF                 NET UNDERWRITING
           PRINCIPAL               DISCOUNTS AND              COMPENSATION          BROKERAGE
           UNDERWRITER             COMMISSIONS                ON REDEMPTION         COMMISSIONS         COMPENSATION
           -----------             -----------                -------------         -----------

 2000      Jefferson Pilot                $0                        $0                   $0                  $0
           Variable
           Corporation

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

All accounts, books, and other documents, except accounting records, required to be maintained by section 31a of the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company at 1300 S. Clinton Street, Fort Wayne, Indiana and at One Granite Place, Concord, New Hampshire 03301. The accounting records are maintained by Delaware Management Company, One Commerce Square, 2005 Market Street, Philadelphia, Pennsylvania 19103.

ITEM 31.  MANAGEMENT SERVICES.

      None.

ITEM  32.    UNDERTAKINGS

      (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as premium payments under the Contract may be accepted (except in accordance with SEC staff no-action correspondence).

      (b) Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Policy Application that an applicant can check to request a Statement of Additional Information.

      (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.

      (d) Jefferson Pilot Financial Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Jefferson Pilot Financial Insurance Company.

SECTION 403(b) REPRESENTATIONS

The Company represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No.IP-6-88), regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Contracts, and that paragraphs numbered (1) through (4) of that letter will be complied with.

                                  SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, Lincoln Life Variable Annuity Account JF-l, has caused this Initial Registration Statement on Form N-4 (File No. 811-09779) to be signed on its behalf by the undersigned duly authorized, in the City of Greensboro and State of North Carolina on the 2nd day of July, 2007.

                     LINCOLN LIFE VARIABLE ANNUITY ACCOUNT JF-L
                     (REGISTRANT)


                     By /s/ Mark E. Konen
                        ---------------------------------
                        Mark E. Konen
                        Senior Vice President and Director
                        The Lincoln National Life Insurance Company


                     THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     (DEPOSITOR)


                     By /s/ Mark E. Konen
                        ---------------------------------
                        Mark E. Konen
                        Senior Vice President and Director

Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement on Form N-4 (File No. 811-09779) has been signed below on July 2, 2007 by the following persons, as officers and directors of the Depositor, in the capacities indicated:

SIGNATURE                                   TITLE
---------                                   -----

/s/ Dennis R. Glass          *
-----------------------------               President and Director
Dennis R. Glass                             (Principal Executive Officer)

/s/ Frederick J. Crawford    *
-----------------------------               Chief Financial Officer and Director
Frederick J. Crawford                       (Principal Financial Officer)

/s/ Mark E. Konen
-----------------------------               Senior Vice President and Director
Mark E. Konen

/s/ Barbara S. Kowalczyk     *
----------------------------                 Director
Barbara S. Kowalczyk

/s/ See Yeng Quek            *
----------------------------                 Senior Vice President, Chief
See Yeng Quek                                Investment Officer and Director

/s/ Westley V. Thompson      *
----------------------------                 Senior Vice President and Director
Westley V. Thompson

* By /s/ Frederick C. Tedeschi
     ------------------------------------
     Frederick C. Tedeschi
     Attorney-in-Fact

                               POWER OF ATTORNEY

We, the undersigned directors and/or officers of The Lincoln National Life Insurance Company, hereby constitute and appoint Kelly D. Clevenger, Christine S. Frederick, John L. Reizian, Robert L. Grubka, Brian A. Kroll and Frederick C. Tedeschi, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Initial Registration Statements; including exhibits, or other documents filed on Forms N-6 or N-4 or any successors to these Forms, filed with the Securities and Exchange Commission, under the Investment Company Act of 1940, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement as follows:

VARIABLE LIFE INSURANCE SEPARATE ACCOUNTS:
------------------------------------------
Lincoln Life Flexible Premium Variable Life Account D: 811-04592 Lincoln Life Flexible Premium Variable Life Account F: 811-05164 Lincoln Life Flexible Premium Variable Life Account G: 811-05585 Lincoln Life Flexible Premium Variable Life Account J: 811-08410 Lincoln Life Flexible Premium Variable Life Account K: 811-08412 Lincoln Life Flexible Premium Variable Life Account M: 811-08557 Lincoln Life Flexible Premium Variable Life Account R: 811-08579 Lincoln Life Flexible Premium Variable Life Account S: 811-09241 Lincoln Life Flexible Premium Variable Life Account Y: 811-21028 Lincoln Life Flexible Premium Variable Life Account JF-A: 811-04160 Lincoln Life Flexible Premium Variable Life Account JF-C: 811-08230 VARIABLE ANNUITY SEPARATE ACCOUNTS:
-----------------------------------
Lincoln National Variable Annuity Fund A: 811-01434
Lincoln National Variable Annuity Account C: 811-03214
Lincoln National Variable Annuity Account E: 811-04882
Lincoln National Variable Annuity Account H: 811-05721
Lincoln National Variable Annuity Account L: 811-07645
Lincoln Life Variable Annuity Account N: 811-08517
Lincoln Life Variable Annuity Account Q: 811-08569
Lincoln Life Variable Annuity Account T:  811-09855
Lincoln Life Variable Annuity Account W: 811-10231
Lincoln Life Variable Annuity Account JL-A: 811-2188
Lincoln Life Variable Annuity Account JF-I: 811-09779
Lincoln Life Variable Annuity Account JF-II: 811-08374

The execution of this document by the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

SIGNATURE                                   TITLE
---------                                   -----
/s/ Dennis R.Glass
------------------------------              President and Director
Dennis R. Glass                             (Principal Executive Officer)

/s/ Frederick J. Crawford
------------------------------              Chief Financial Officer and Director
Frederick J. Crawford                       (Principal Financial Officer)

/s/ Mark E. Konen
------------------------------              Senior Vice President and Director
Mark E. Konen

/s/ Barbara S. Kowalczyk
------------------------------              Director
Barbara S. Kowalczyk

/s/ See Yeng Quek
------------------------------              Senior Vice President, Chief
See Yeng Quek                               Investment Officer and Director

/s/ Westley V. Thompson
-----------------------------               Senior Vice President and Director
Westley V. Thompson

                                 EXHIBIT INDEX

Exhibit No.                       Description of                        Page
                                     Exhibit                             No.
(9)                        Opinion and Consent of Counsel
(10)                       Consent of Independent Auditors